Confidential draft submitted to the Securities and Exchange Commission on January 27, 2021. This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
The Fortegra Group, LLC
to be converted as described herein into a corporation named
The Fortegra Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	6331	82-46544674
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
10751 Deerwood Park Blvd.
Suite 200
Jacksonville, FL 32256
(866) 961-9529
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)
Richard S. Kahlbaugh
President and Chief Executive Officer
The Fortegra Group, LLC
10751 Deerwood Park Blvd.
Suite 200
Jacksonville, FL 32256
(866) 961-9529
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Michael Littenberg William Michener Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (212) 596-9000	Richard Truesdell Jr. Pedro J. Bermeo Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Class A common stock, par value $0.01 per share	$	$
(1)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters may purchase pursuant to an option to purchase additional shares.
(2)Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
The registrant hereby amends this registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
The Fortegra Group, LLC, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the effectiveness of this registration statement, The Fortegra Group, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to The Fortegra Group, Inc., as described and defined in the section captioned “Corporate Conversion.” As a result of the Corporate Conversion, the sole member of The Fortegra Group, LLC will become the holder of shares of Class B common stock of The Fortegra Group, Inc. Except as disclosed in the prospectus, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this registration statement are those of The Fortegra Group, LLC and its subsidiaries and do not give effect to the Corporate Conversion. Shares of the Class A common stock of The Fortegra Group, Inc. are being offered by the prospectus included in this registration statement.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion, dated              , 2021
PRELIMINARY PROSPECTUS
               Shares
The Fortegra Group, Inc.
Class A Common Stock
This is an initial public offering of shares of Class A common stock of The Fortegra Group, Inc. We are selling                shares of our Class A common stock in this offering. We have two classes of common stock: Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are substantially identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share and is convertible at any time into one share of Class A common stock.
We expect the public offering price to be between $           and $           per share. Currently, no public market exists for our Class A common stock. We intend to apply for listing of our Class A common stock on the New York Stock Exchange under the symbol “FRF”.
We are an “emerging growth company” under federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company.”
Investing in the Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 14 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$
__________________
(1)We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See the section entitled “Underwriting” for additional information regarding underwriting compensation.
The underwriters may also purchase up to an additional               shares of Class A common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The Class A common stock will be ready for delivery on or about                , 2021.

BofA Securities	Barclays
The date of this prospectus is                , 2021.

You should rely only on the information contained in this document or to which we have referred you. Neither we, the underwriters, nor Tiptree, has authorized anyone to provide you with information that is different. This document may only be used in jurisdictions where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document or such other date set forth in this document, regardless of the time of delivery of this prospectus or of any sale of shares of our Class A common stock, and the information in any free writing prospectus that we may provide you in connection with this offering may only be accurate as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.
For investors outside the United States: Neither we, the underwriters, nor Tiptree, have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A common stock and the distribution of this prospectus outside of the United States.
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements (and related financial information) as of and for the year ended December 31, 2018 because they relate to a historical period that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.
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BASIS OF PRESENTATION AND OTHER INFORMATION
Unless the context otherwise requires, all references to “Fortegra,” the “Company,” “we,” “us” and “our” refer, prior to the Corporate Conversion discussed elsewhere in this prospectus, to The Fortegra Group, LLC, a Delaware limited liability company, together with its consolidated subsidiaries taken as a whole, and, after the Corporate Conversion, to The Fortegra Group, Inc., a Delaware corporation, together with its consolidated subsidiaries taken as a whole. References to “Tiptree” refer to Tiptree Inc., our indirect parent and its consolidated subsidiaries, other than Fortegra and its consolidated subsidiaries.
MARKET, INDUSTRY AND OTHER DATA
This prospectus includes certain market and industry data and statistics, which are based on publicly available information, industry publications and surveys, reports by market research firms and our own estimates based on our management’s knowledge of, and experience in, the insurance industry and market segments in which we compete. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. In addition, certain information contained in this prospectus, including information relating to the proportion of new opportunities we pursue, represents management estimates. While we believe our internal estimates to be reasonable, they have not been verified by any independent sources. Such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the captions “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements and Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
TRADEMARKS
We own or otherwise have rights to the trademarks, service marks, copyrights and trade names, including those mentioned in this prospectus, used in conjunction with the operation of our business. This prospectus includes trademarks, which are protected under applicable intellectual property laws and are our property and the property of our subsidiaries. This prospectus also contains trademarks, service marks, copyrights and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, our trademarks, service marks, trade names and copyrights referred to in this prospectus may appear without the ®,™ or © symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights.
KEY PERFORMANCE METRICS AND NON-GAAP FINANCIAL MEASURES
We refer in this prospectus to the following key performance metrics and non-GAAP financial measures:
Key Performance Metrics:
1.Gross Written Premiums and Premium Equivalents
Represents total gross written premiums from insurance policies and warranty service contracts issued, as well as premium finance volumes during a reporting period. They represent the volume of insurance policies written or assumed and warranty service contracts issued during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions.
2.Underwriting Ratio
Expressed as a percentage, is the ratio of the GAAP line items net losses and loss adjustment expenses, member benefit claims and commission expense to earned premiums, net, service and administrative fees and ceding commissions and other revenue.
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3.Expense Ratio
Expressed as a percentage, is the ratio of the GAAP line items employee compensation and benefits and other expenses to earned premiums, net, service and administrative fees and ceding commissions and other revenue.
4.Combined Ratio
Equals the sum of the underwriting ratio and the expense ratio.
Non-GAAP Financial Measures:
1.Underwriting and Fee Revenues
Represents total revenues excluding net investment income, net realized gains (losses) and net unrealized gains (losses).
2.Underwriting and Fee Margin
Represents income before taxes excluding net investment income, net realized gains (losses), net unrealized gains (losses), employee compensation and benefits, other expenses, interest expense and depreciation and amortization.
3.Adjusted Net Income
Represents income before taxes, less provision (benefit) for income taxes, and excluding the after-tax impact of various expenses that we consider to be unique and non-recurring in nature, including merger and acquisition related expenses, stock-based compensation, net realized gains (losses), net unrealized gains (losses) and intangibles amortization associated with purchase accounting.
4.Adjusted Return on Average Equity
Represents adjusted net income expressed on an annualized basis as a percentage of average beginning and ending member’s equity during the period.
These non-GAAP financial measures are not prepared in accordance with generally accepted accounting principles in the United States, or GAAP. They are supplemental financial measures of our performance only, and should not be considered substitutes for earned premiums, net income or any other measure derived in accordance with GAAP. For a discussion of non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Reconciliations.” In addition, for a description of our revenue recognition policies, see “The Fortegra Group, LLC Audited Consolidated Financial Statements—Note (2) Summary of Significant Accounting Policies— Revenue Recognition.”
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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision.
Who We Are
We are an established, growing and consistently profitable specialty insurer. We purposefully focus on niche business lines and fee-oriented services, providing us with a unique combination of specialty insurance program underwriting, warranty and service contract products and related service solutions. Our vertically integrated business model creates an attractive blend of traditional underwriting revenues, investment income and unregulated fee revenues. Our differentiated approach has led to robust growth, consistent profitability and high cash flows. Our business was founded in 1981. We are headquartered in Jacksonville, Florida, and as of December 31, 2020, we had 716 employees across 15 offices in four countries.
We target lines of business with a small premium-per-risk profile, which has increased our frequency exposure but has limited our severity and catastrophic risks. We believe this focus has allowed us to produce superior underwriting results through a more granular spread of risk. We use our proprietary technology to efficiently and effectively administer our business to specialty markets that we feel are underserved by larger, less agile insurers. Our underwriting expertise, strong distribution relationships and proprietary technology empower us to remain agile and take advantage of attractive opportunities in challenging market conditions.
We are an agent-driven business, employing a “one-to-many” distribution model, which allows us to leverage our high-quality partners’ brands and customer bases. We deliver our products through independent insurance agents. We also partner with agents that are embedded in consumer finance companies, online and regional big box retailers, auto dealers and other companies to deliver our products that complement the consumer transaction. We use artificial intelligence (“A.I.”) technology to create a distinct lead generation advantage for our insurance distribution partners and have maintained a 95% persistency rate, which represents the annual retention of the number of our producing agents, over the past five years. We align our agents’ economics with their underwriting results via risk-sharing agreements, which we believe has enabled us to better manage uncertainties and deliver more consistent profit margins. Combined with our underwriting expertise and technology-enabled administration, we provide a high-value proposition to our distribution relationships.
Our business strategy is supported by a high-quality balance sheet, a track record of conservative underwriting and active reinsurance counterparty risk management. We have a financial strength rating of “A-” (Excellent) (Stable Outlook) from A.M. Best and “A-” (Stable Outlook) from Kroll Bond Rating Agency (“KBRA”). With an average of over 25 years of insurance expertise, our tenured executive management team consists of highly aligned industry veterans with meaningful public company experience. We pursue perfection in execution and believe we have the vision to become a global market leader in the specialty insurance market by leveraging our cutting-edge technology and deep industry expertise. We aim to deliver our risk management solutions with fortitude and integrity by guiding individuals towards success despite the uncertainty and adversity they may face in their lives and businesses. By creating value for our agents and customers, we deliver success to our stockholders and other stakeholders.
Summary Financial Performance
For the year ended December 31, 2020, total revenues were $          million, of which $          million were earned premiums, net (     % growth compared to 2019) and $          million were service and administrative fees (     % growth compared to 2019). Service and administrative fees represented      % of our total revenues for the year ended December 31, 2020 (      % growth compared to 2019). For the year ended December 31, 2020, the volume of gross written premiums and premium equivalents from these activities was $          million (     % growth compared to 2019).

For the year ended December 31, 2020, we generated $          million in net income, $          million in income before taxes and $          million in adjusted net income, resulting in a return on average equity of      % and adjusted return on average equity of      %. As of December 31, 2020, we had total cash and cash equivalents and invested assets of $          million with a pre-tax investment yield of           for the year ended December 31, 2020 and total member’s equity of $          million as of December 31, 2020. We produced an underwriting ratio of      % and an expense ratio of      % for the year ended December 31, 2020, resulting in a combined ratio of      %, with a five-year average combined ratio of      %.
In January 2020, we acquired Smart AutoCare, a rapidly growing vehicle warranty and service contract administrator in the United States with gross written premiums and premium equivalents of approximately $200.0 million for the year ended December 31, 2019. The acquisition expanded our warranty distribution channels and dramatically increased our presence in the auto warranty sector.
In December 2020, we acquired Sky Auto to further expand our presence in the warranty sector. The acquisition supplements the earlier acquisition of Smart AutoCare, providing additional direct marketing distribution services and support to Smart AutoCare’s dealer network.
Summary Financial Overview
Selected Income Statement Data, Key Performance Metrics, Ratios and Non-GAAP Financial Measures

($ in millions)	Year Ended December 31,
	2020	2019
Selected Income Statement Data:
Earned premiums, net	$	$499
Service and administrative fees		106
Total revenues		635
Income before taxes		37
Net income		29

Key Performance Metrics and Ratios:
Gross written premiums and premium equivalents	$	$1,297
Combined ratio	%	92.4%
Return on average equity	%	10.7%

Non-GAAP Financial Measures(1):
Adjusted net income	$	$33
Adjusted return on average equity	%	12.3%
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(1)Adjusted net income and adjusted return on average equity are non-GAAP financial measures. For a discussion of non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Reconciliations.” In addition, for a description of our revenue recognition policies, see “The Fortegra Group, LLC Audited Consolidated Financial Statements—Note (2) Summary of Significant Accounting Policies— Revenue Recognition.”

	Year Ended December 31,
($ in millions)	2020		2019
	$	%	$	%
Gross Written Premiums and Premium Equivalents by Business Mix:
U.S. Insurance	$	%	$966	74%
U.S. Warranty Solutions			297	23
Europe Warranty Solutions			34	3
Total	$	%	$1,297	100%
Lines of Business, Products and Services
a.U.S. Insurance: Provides niche, specialty insurance programs distributed through managing general agents (“MGAs”), wholesale agents, retail agents and brokers. We offer an array of light commercial programs with a particular focus on casualty lines. These lines include professional liability, warranty, energy, allied health, general liability, directors and officers liability, life sciences, inland marine, contractors equipment, contractors liability, student legal liability, hospitality and business owner policy. We also offer a range of personal lines programs including storage unit contents, manufactured housing, guaranteed asset protection (“GAP”), auto and credit life and disability. We provide credit life and disability programs that protect the lender and the borrower from default risk due to a life event impacting the borrower’s ability to repay the loan. Additionally, we offer related fee-earning, unregulated products and services, such as captive administration services, program administration and premium financing, to our U.S. Insurance customers. For the year ended December 31, 2020, the volume of gross written premiums and premium equivalents from these activities was $          million, which represented approximately      % of our total gross written premiums and premium equivalents and      % growth compared to 2019. We are active in 50 states in the United States.
b.U.S. Warranty Solutions: Provides consumers with protection from certain covered losses on automobiles, mobile devices, consumer electronics, appliances and furniture in the United States. Our programs include, but are not limited to, vehicle service contracts (“VSCs”), roadside assistance and motor clubs, GAP, automobile dent and ding repair, key replacement, cellular handset protection and brown and white good service contracts. We distribute our programs through retailers, auto dealerships and cell-phone carriers. For the year ended December 31, 2020, the volume of gross written premiums and premium equivalents from these activities was $          million, which represented approximately      % of our total gross written premiums and premium equivalents and      % growth compared to 2019. We are active in 50 states in the United States.
c.Europe Warranty Solutions: Provides consumers with protection from certain covered losses on automobiles, mobile devices, consumer electronics, appliances and furniture in the European region. We offer a variety of programs, including GAP, auto extended warranty, automobile dent and ding repair, tire and wheel protection, cellular handset protection, consumer products accidental damage and others. We distribute our programs through MGAs, retail agents and auto dealerships. For the year ended December 31, 2020, the volume of gross written premiums and premium equivalents from these activities was $          million, which represented approximately      % of our total gross written premiums and premium equivalents and      % growth compared to 2019. We are active in nine countries in Europe: Czech Republic, Greece, Hungary, Ireland, the Netherlands, Poland, Slovakia, Spain and the United Kingdom.
How We Win
Focus on Niche, Underserved Specialty Lines with Significant Fee-Based Income
We focus on specialty insurance program business and have continued to diversify our revenues. We use three distinct approaches to grow our business – we pursue and acquire agents with select books of business that we believe will maintain risk-appropriate rates; we seek agents with what we believe is distinct underwriting expertise to select specific niches in programs; and we target the lines of business we believe are overlooked by the standard markets. For example, we often target the smaller premium-per-risk lines that we believe are highly profitable, have the potential to grow and are underserved by our competitors. We believe we have a unique ability to source small programs that meet our rate, form and risk threshold through our extensive distribution network and A.I. technology.
We believe our underwriting expertise, proprietary technology and deep distribution relationships allow us to serve our specialty markets and capture share. We cross-sell multiple products to our customers through the breadth of our products and solutions, including fee-based services. As of December 31, 2019, we had $849.3 million of unearned premiums and deferred revenue, which offers us considerable visibility into future revenues. For the year ended December 31, 2020,      % of unearned premiums and deferred revenue as of December 31, 2019 were earned representing $          million of gross written premiums and premium equivalents for the year ended December 31, 2020. We believe the combination of a low limits profile, low severity products and attractive fee income provides higher underwriting margin and earnings stability for our business. While low limits and low severity constitute most of our underwritten business, we believe we are agile enough to take advantage of attractive opportunities in challenging market conditions.
Track Record of Growth, Profitable Underwriting and Strong Economic Alignment with Our Distribution Network
Consistent underwriting is a function of rate adequacy and risk selection by our specialized agents. While we regularly establish sound actuarial rates similar to our insurance peers, we believe our stringent risk selection requires unique underwriting expertise by our agents and a high degree of specialty program underwriting skillsets. After we establish relationships with our targeted agents, we further solidify our alliance by creating additional value for our distribution partners through our technology platform. We believe our A.I. algorithm and machine learning assisted underwriting drives a distinct lead generation advantage for our agents. Using A.I. technology and machine learning, we identify risks that fit into an acceptable profile, enhancing the agent’s efficiency and revenue base while allowing us to experience what we believe is a superior spread of risk and exceptional underwriting results. We have outperformed our specialty insurance peers, including               ,               and                by      points according to public filings, with an average combined ratio of      % over the last five years.
We underwrite and administer both admitted and excess and surplus (“E&S”) line business. We believe underwriting business across multiple industries and geographies creates a conducive environment for targeting profitable programs, supporting agents with highly specialized skillsets and focusing on overlooked business lines. Our approach facilitates participation in niche markets when the rate environment presents actionable opportunities. We believe the breadth of our underwriting capacity, services and expertise afford our agents with a platform that meets the entirety of their needs. Our risk-sharing model aligns agents’ economics to their underwriting performance, incentivizing agents to grow while maintaining strict profit margin discipline. Through long-term relationships with our agents and substantial experience in the markets we serve, we believe we operate in an advantageous position against new market entrants, who we believe would find it time-consuming and expensive to compete against or replicate our success.
Scalable, Proprietary Technology, Which Drives Efficiency and Delivers Premium Customer Service
We provide many aspects of insurance, including admitted specialty property-casualty products, E&S line offerings, administration, premium finance and other value-added services. We have a scalable and flexible technology infrastructure, together with highly trained and knowledgeable information technology (“IT”) personnel and consultants. These resources allow us to launch new insurance and fee for service programs and expand gross written premiums and premium equivalents volume quickly and seamlessly without significant incremental expenses. Our technology also delivers low-cost, highly automated underwriting and administration services to our program partners without substantial up front investments. This technology-enhanced platform enables us to automate core business processes, reduce our operating costs, increase our operating efficiency and secure high agent retention. We have maintained a 95% persistency rate with our insurance producing agents over the past five years. Our underwriting expertise, strong distribution relationships and proprietary technology empower us to remain agile and take advantage of attractive opportunities in challenging market conditions. Our systems also enable us to provide a high level of service to our distribution partners and customers through technology.

High-Quality, Conservative Balance Sheet with Solid Capitalization and Ratings
We maintain a high quality, Standard & Poor’s (“S&P”) “AA” rated, fixed income investment portfolio. Our investment portfolio’s principal objectives are to preserve capital and surplus, to maintain appropriate liquidity for corporate requirements, to support our strong ratings and to maximize returns. We have a track record of reducing our reinsurance counterparty exposure by partnering with reinsurers that have high-grade credit quality, ensuring high-quality recoverable assets and by effectively using collateral and partnering with Producer Owned Reinsurance Companies (“PORCs”). Our financial strength ratings of “A-” (Excellent) (Stable Outlook) from A.M. Best and “A-” (Stable Outlook) from KBRA reflect our adherence to our core values.
Culture Centered On Pursuit of Perfection and Serving Communities
We pursue perfection in execution and believe we have the vision to become a global market leader in specialty insurance markets by leveraging our cutting-edge technology and deep industry expertise. We aim to deliver our risk management solutions with fortitude and integrity by guiding individuals towards success despite the uncertainty and adversity they may face in their lives and businesses. By creating value for our agents and customers, we deliver success to our stockholders and other stakeholders.
Our culture of serving communities begins at a micro level and extends globally, from environmentally friendly practices within our offices to the building of wells in Africa. We accomplish our goal through the Fortegra Foundation (the “Foundation”), a non-profit corporation chaired by our Chief Executive Officer, Richard S. Kahlbaugh. We are committed to supporting the communities where we live and work. The Foundation aims to give back through initiatives that aid children and military families. In addition to these direct efforts, the Foundation joins other like-minded charities to ensure that children can access education and clean water sources. Our risk management solutions benefit millions of consumers and help them manage uncertainty and adversity; through our environmental, social and governance practices, we serve many more stakeholders. Supporting our community is where our heart is.
Seasoned and Aligned Public Company Management Team
Our executive management team has an average of over 25 years of industry experience and possess complementary skillsets to guide us into a successful future. Each management team member has served in a senior leadership role for major insurance industry companies and has extensive underwriting and administration experience. Our management team is a cohesive group that has worked together for many years. Their sterling reputation, consistent operational excellence and deep domain expertise give us confidence in our ability to achieve our enterprise’s goals. In addition, our Chief Executive Officer, Mr. Kahlbaugh, and Chief Financial Officer, Michael F. Grasher, both bring prior executive-level experience managing and operating publicly-traded insurance companies.
Our Growth Strategy
Gain Market Share in Our Existing Markets and Expand into New Specialty Insurance Markets
We operate in markets that represented approximately $80 billion of premium in the year ended December 31, 2019, according to an aggregation of data reported by IBIS World Providers Report, the Consumer Credit Industry Association, the Center for Insurance Policy and Research, the Wholesale Specialty Insurance Association and the Target Markets State of Programs Business 2019 Report. By comparison, we generated $1.3 billion of gross written premiums and premium equivalents in the year ended December 31, 2019. We believe the breadth of our services and our underwriting expertise will enable us to further penetrate our existing markets and cross-sell additional products to existing program partners. We believe our newly formed E&S subsidiary will be a driver of significant growth. We believe the ability to provide both admitted and E&S products will sustain our future growth.
We also intend to opportunistically acquire leading specialty underwriting teams focused on niche, light commercial risks to supplement our existing books of business. We focus our efforts on acquiring proven teams with a strong track record and intend to avoid de novo or unproven books of business. While we do not actively seek out acquisitions, we opportunistically evaluate potential new teams and targets. We will continue to remain disciplined in our approach to assess returns and cultural fit for any possible transactions. Our highly entrepreneurial and meritocratic culture has fostered a nimble yet disciplined approach to business development. Over time, we may develop new partnerships with best-in-class distributors with limited authority delegated to agents, allowing us to maintain strong economic alignment between our Company and our distribution partners.
Leverage Technology to Support Growth
Technology is a core element of our strategy and operations. We believe our success is closely related to our substantial investment in and application of proprietary technologies. For example, we use A.I. technology and machine learning to identify leads for our distribution partners to write additional business that meets our risk parameters. We believe our proprietary technology platform will continue to support growth without significant incremental investment. Our technology is scalable and able to adapt to our growing business. Our technology will continue to evolve and develop as our business matures. Our systems enable us to provide a high level of service to our distribution partners and customers through technology.
Maintain Our Underwriting Discipline and Consistent Profitability While Achieving Our Growth Objectives
As we seek revenue growth, we will remain disciplined in our pricing, underwriting and risk management processes. We believe our unique method of sourcing attractive, smaller programs that meet our risk parameters will allow us to continue to grow both rapidly and profitably. We will continue to underwrite and administer low-volatility insurance products. We will also continue to develop a portfolio of insurance risks with predictable, short-tail loss experience with low severity and high frequency. We believe we will continue to foster a culture of underwriting practices that will allow us to continue achieving our target growth objectives while generating desired profitability.
Maintain Our Strong Balance Sheet
We believe a strong balance sheet is essential to support our growth and consistently high returns.
Our investment portfolio has consistently maintained high credit quality and short duration. Strategically, we invest in liquid short- and medium-term securities to cover near-term obligations and limit our exposure to alternative investments. As of December 31, 2020, our cash and fixed income portfolio represented      % of our total portfolio, carried an S&P fixed income rating of AA and maintained a duration of      years.
We employ conservative reserving practices with rigorous checks and balances. We actively manage risk through reinsurance, partnering primarily with reinsurers that maintain “A-” or higher A.M. Best financial strength ratings, possess a history of strong credit quality or that fully collateralize their recoverables, all of which ensures high-quality recoverable assets and minimizes counterparty risk. We believe our high-quality balance sheet provides the foundation for consistently delivering excellent financial performance and returns.
Our Relationship with Tiptree
Tiptree (NASDAQ: TIPT) is a holding company that allocates capital across a broad spectrum of businesses, assets and other investments. We have been a subsidiary of Tiptree since December 2014. During that time, Tiptree has reinvested substantially all of our earnings into growing our business organically and through acquisitions. After this offering, Tiptree will own approximately      % of Fortegra’s common stock (or      % if the underwriters exercise their over-allotment option) and control      % of the voting power of our common stock. Tiptree’s investment management services provide Fortegra access to and expertise to analyze a broad array of potential investment opportunities. Tiptree also provides Fortegra with certain tax and administrative services. In addition, Tiptree will exert significant control over us through a stockholders’ agreement (as described below). For more information see “Certain Relationships and Related Party Transactions.”
Summary Risk Factors
Investing in our Class A common stock involves substantial risk. You should carefully consider all of the information in this prospectus prior to investing in our Class A common stock. There are several risks related to our business and our ability to leverage our strengths that are described under “Risk Factors” elsewhere in this prospectus. Among these important risks are the following:
•Our actual claims losses may exceed our reserves for claims, which may require us to establish additional reserves that may have a material adverse effect on our business, results of operations and financial condition.
•Performance of our investment portfolio is subject to a variety of investment risks, and any shift in our investment strategy could increase the riskiness of our investment portfolio and the volatility of our results.
•We could be forced to sell investments to meet our liquidity requirements.
•A downgrade in our claims paying ability or financial strength ratings could increase policy surrenders and withdrawals, adversely affecting relationships with distributors and reducing new policy sales.
•Our failure to accurately pay claims in a timely manner could have a material adverse effect on our business, results of operations, financial condition and cash flows.
•If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.
•We may seek to acquire other businesses and start up additional complementary businesses, and may need to raise additional capital or refinance our indebtedness to pursue these acquisitions, which could require significant management attention, disrupt our business, dilute stockholder value and have a material adverse effect on our results of operations, financial conditions and cash flows.
•If we fail to manage future growth effectively, our business, results of operations, financial condition and cash flows would be harmed.
•Catastrophic events could significantly impact our business.
•Our international operations expose us to investment, political and economic risks, including foreign currency and credit risk.
•We could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.
•Adverse economic factors could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and profitability.
•Our risk management policies and procedures may prove to be ineffective and leave us exposed to unidentified or unanticipated risk, which could adversely affect our business, results of operations, financial condition or cash flows.
•We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
•We are dependent on independent financial institutions, lenders, distribution partners, agents and retailers for distribution of our products and services, and the loss of these distribution sources, or their failure to sell our products and services, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
•Due to the structure of some of our commissions, we are exposed to risks related to the creditworthiness of some of our independent agents and program partners.
•Third-party vendors we rely upon to provide certain business and administrative services on our behalf may not perform as anticipated, which could have an adverse effect on our business, results of operations, financial condition and cash flows.
•Competition for business in our industry is intense.

•Compliance with existing and new regulations affecting our business, including statutory and capital reserve requirements, and increasing regulatory focus on privacy issues may increase costs, expose us to increased liability and limit our ability to pursue business opportunities.
•The dual class structure of our common stock will have the effect of concentrating voting control with Tiptree, preventing you and other stockholders from influencing significant decisions.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including reduced disclosure about our executive compensation arrangements, exemption from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments and exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.
We may take advantage of these exemptions until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company earlier if we have $1.07 billion or more in annual revenues, we have $700.0 million or more in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We may choose to take advantage of some, but not all, of the available exemptions.
We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
In addition, the JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision, and this decision is irrevocable.
Corporate Conversion
We currently operate as a Delaware limited liability company under the name The Fortegra Group, LLC. Prior to the effectiveness of the registration statement of which this prospectus forms a part, The Fortegra Group, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to The Fortegra Group, Inc. In this prospectus, we refer to all of the transactions related to our conversion to a corporation described above as the Corporate Conversion.
In conjunction with the Corporate Conversion, all of the outstanding limited liability company interests of The Fortegra Group, LLC will be converted into an aggregate of                     shares of our Class B common stock. In connection with the Corporate Conversion, The Fortegra Group, Inc. will continue to hold all property and assets of The Fortegra Group, LLC and will assume all of the debts and obligations of The Fortegra Group, LLC. The Fortegra Group, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, portions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, the members of the Board of Directors of The Fortegra Group, LLC will become the members of the Board of Directors of The Fortegra Group, Inc. and the officers of The Fortegra Group, LLC will become the officers of The Fortegra Group, Inc.

Corporate Information
Fortegra was formed in 2018 in Delaware and is the parent of Fortegra Financial Corporation and the entities operating the Smart AutoCare business. Fortegra’s business was founded in 1981. Prior to the effectiveness of the registration of which this prospectus forms a part, we will convert into a Delaware corporation pursuant to a statutory conversion and be renamed The Fortegra Group, Inc. See “Corporate Conversion.” Our principal executive offices are located at 10751 Deerwood Park Blvd., Suite 200, Jacksonville, Florida 32256, and our telephone number is (866) 961-9529. Our website address is www.fortegra.com. Information on, or accessible through, our website is not part of this prospectus, nor is such content incorporated by reference herein. You should rely only on the information contained in this prospectus when making a decision as to whether to invest in our Class A common stock.

The Offering

Class A common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional Class A common stock in full).

Class A common stock outstanding after this offering	shares. (or shares if the underwriters exercise their option to purchase additional Class A common stock in full).

Class B common stock outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional Class A common stock in full).

Total common stock outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional Class A common stock in full).

Option to purchase additional Class A common stock	We have granted the underwriters a 30-day option from the date of this prospectus to purchase up to an additional shares of Class A common stock at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds
We estimate the net proceeds to us from this offering will be approximately $          million, based on an assumed public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to execute our growth strategy, repay $           in aggregate principal amount under the Credit Agreement, dated as of February 21, 2020, by and among Tiptree, certain of its subsidiaries and Fortress Credit Corp. (the “Fortress Credit Facility”), along with related premiums, accrued and unpaid interest, and for general corporate purposes. See “Use of Proceeds” for additional information.

Dividend policy	We currently do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our common stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our Board of Directors considers relevant. See “Dividend Policy.”

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to % of the Class A common stock offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any directed Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other Class A common stock offered by this prospectus. See “Underwriting—Directed Share Program.”

Voting rights
Shares of Class A common stock will be entitled to one vote per share.

Shares of Class B common stock will be entitled to 10 votes per share.

Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our certificate of incorporation. Upon completion of this offering, the holder of our outstanding Class B common stock, Tiptree, will own approximately      % (or      % if the underwriters exercise their option to purchase additional Class A common stock in full) of the voting power of our outstanding capital stock and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. See “Principal Stockholders” and “Description of Capital Stock” for additional information.

The New York Stock Exchange (“NYSE”) symbol	“FRF.”

Risk factors	See “Risk Factors” beginning on page 14 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A common stock.
The number of shares of common stock to be outstanding after completion of this offering is based on no shares of Class A common stock and                     shares of Class B common stock outstanding as of                , after giving effect to the Corporate Conversion. The number of Class A shares outstanding as of                excludes                     shares of Class A common stock reserved for issuance under our Incentive Plan (the “Incentive Plan”), which we plan to adopt in connection with this offering.
Unless we specifically state otherwise, all information in this prospectus assumes:
•no exercise of the option to purchase additional Class A common stock by the underwriters;
•an initial offering price of $          per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus;
•the completion of the Corporate Conversion, as a result of which all outstanding limited liability company interests of The Fortegra Group, LLC will be converted into an aggregate of                     shares of Class B common stock of The Fortegra Group, Inc.; and
•the adoption of our certificate of incorporation and bylaws.

Summary Consolidated Financial Information and Other Data
The following table sets forth a summary of our historical consolidated financial data as of and for the periods indicated. The financial data as of and for the year ended December 31, 2019 and 2020 are derived from our consolidated financial statements set forth elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The historical consolidated financial information for 2019 has been audited by Deloitte & Touche LLP, whose report with respect thereto appears elsewhere in this prospectus.
Our summary of historical consolidated financial data should be read in conjunction with our consolidated financial statements, related notes and other financial information included in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Capitalization.”
In addition to GAAP results, management uses certain key performance metrics, ratios and non-GAAP financial measures. These non-GAAP financial measures are not measurements of financial performance or liquidity under GAAP and should not be considered as an alternative or substitute for earned premiums, net, income before taxes, net income or any other measure derived in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics and Non-GAAP Financial Measures”

and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Reconciliations.”

($ in thousands)	Year Ended December 31,
	2020	2019
Selected Income Statement Data:
Earned premiums, net	$	$499,108
Service and administrative fees		106,238
Net investment income		8,671
Total revenues		635,085
Total expenses		598,055
Income before taxes		37,030
Net income		28,575
Net income attributable to The Fortegra Group, LLC unitholder		27,160

Key Performance Metrics and Ratios:
Gross written premiums and premium equivalents	$	$1,297,042
Underwriting ratio	%	76.5%
Expense ratio	%	15.9%
Combined ratio	%	92.4%
Return on average equity	%	10.7%

Non-GAAP Financial Measures:
Adjusted net income	$	$32,806
Adjusted return on average equity	%	12.3%

Selected Balance Sheet Data:
Cash and cash equivalents and investments	$	$565,920
Total assets		1,730,636
Policy liabilities and unpaid claims		144,384
Unearned premiums and deferred revenue		849,336
Total debt(1)		199,304
Total member’s equity		273,809

Pro forma earnings per share of common stock(2):
Basic
Class A
Class B
Diluted
Class A
Class B
Pro forma weighted-average shares of common stock outstanding:
Basic and Diluted
Class B
__________________
(1)Includes $               and $21,524 of debt associated with asset-based lending as of December 31, 2020 and December 31, 2019, respectively.
(2)The historical earnings per unit is not meaningful or comparable because, prior to the Corporate Conversion, The Fortegra Group, LLC was a single member LLC. Accordingly, earnings per unit is not presented.

RISK FACTORS
An investment in our Class A common stock involves a high degree of risk. You should consider carefully the following risks, together with the other information contained in this prospectus, before you decide whether to buy our Class A common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations, financial condition and cash flows could suffer significantly. As a result, the market price of our Class A common stock could decline, and you may lose all or part of the value of your investment. The following is a summary of all the material risks known to us. The risks described below are not the only ones we face. Additional risks not presently known to us or that we currently believe to be immaterial may also have a material adverse effect on our business.
Risks Related to Our Businesses
Our actual claims losses may exceed our reserves for claims, which may require us to establish additional reserves that may have a material adverse effect on our business, results of operations and financial condition.
We maintain reserves to cover our estimated ultimate exposure for claims with respect to reported claims, and incurred, but not reported, claims as of the end of each accounting period. Reserves, whether calculated under GAAP or statutory accounting principles (“SAP”), do not represent an exact calculation of exposure. Instead, they represent our best estimates, generally involving actuarial projections, of the ultimate settlement and administration costs for a claim or group of claims, based on our assessment of facts and circumstances known at the time of calculation. The adequacy of reserves will be impacted by future trends in claims severity, frequency, judicial theories of liability and other factors. These variables are affected by external factors such as changes in the economic cycle, unemployment, inflation, judicial trends, legislative changes, as well as changes in claims handling procedures. Many of these items are not directly quantifiable, particularly on a prospective basis. Reserve estimates are refined as experience develops. Adjustments to reserves, both positive and negative, are reflected in the statement of operations of the period in which such estimates are updated. Because the establishment of reserves is an inherently uncertain process involving estimates of future losses, we can give no assurances that ultimate losses will not exceed existing claims reserves. In general, future loss development could require reserves to be increased, which could have a material adverse effect on our business, results of operations and financial condition.
Performance of our investment portfolio is subject to a variety of investment risks.
Our results of operations depend significantly on the performance of our investment portfolio. Our portfolio of investments will continue to be managed by Tiptree and one or more additional advisers following this offering. Our investments are subject to general economic conditions and market risks in addition to risks inherent to particular securities and risks relating to the performance of our investment advisers.
Our primary market risk exposures are to changes in interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk.” In recent years, interest rates have been at or near historic lows. A protracted low interest rate environment would continue to place pressure on our net investment income, which, in turn, would have a material adverse effect on our profitability. Future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk or, in a rising interest rate environment, may not prepay as quickly as expected.
The value of our investment portfolio is also subject to the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturities may also have a significant negative effect on the market valuation of such securities.

Such factors could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio does not reflect prices at which actual transactions would occur.
The performance of our investments also depends heavily on the skills of our investment advisers, including Tiptree, in analyzing, selecting and managing the investments. Our investment policy establishes investment parameters such as maximum percentages of investment in certain types of securities and minimum levels of credit quality and is designed to manage investment risk. Achievement of our investment objectives will depend, in part, on our investment managers’ ability to provide competent, attentive and efficient services to us under the terms of the respective investment management agreement and to successfully manage our investment risk. There can be no assurance that, over time, our investment advisers will be able to provide services on that basis or that we will be able to invest its assets on attractive terms or generate any investment returns for stockholders or avoid investment losses. Our investment objectives may not be achieved and results may vary substantially over time. In addition, although our investment advisers seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses.
Investors will be highly dependent on the financial and managerial experience of certain investment professionals associated with our investment advisers, none of whom are under any contractual obligation to us to continue to be associated with our investment advisers. The loss of one or more of these individuals could have a material adverse effect on the performance of our investment portfolio.
A shift in our investment strategy could increase the riskiness of our investment portfolio and the volatility of our results, which, in turn, may have a material adverse effect on our profitability.
Our investment strategy has historically been largely focused on fixed income securities which are subject to less volatility but also lower returns as compared to certain other asset classes. In the future, our investment strategy may include a greater focus on investments in equity securities, which are subject, among other things, to changes in value that may be attributable to market perception of a particular issuer or to general stock market fluctuations that affect all issuers. Investments in equity securities may be more volatile than investments in other asset classes such as fixed income securities. Common stocks generally subject their holders to more risks than preferred stocks and debt securities because common stockholders’ claims are subordinated to those of holders of preferred stocks and debt securities upon the bankruptcy of the issuer. An increase in the riskiness of our investment portfolio could lead to volatility of our results, which, in turn, may have a material adverse effect on our profitability.
The historical performance of our investment portfolio should not be considered as indicative of the future results of our investment portfolio, our future results or any returns expected on our Class A common stock.
Our investment portfolio’s returns have benefitted historically from investment opportunities and general market conditions that currently may not exist and may not repeat themselves, and there can be no assurance that we will be able to avail ourselves of profitable investment opportunities in the future. Furthermore, the historical returns of our investments are not directly linked to our future results or returns on our Class A common stock, which are affected by various factors, one of which is the value of our investment portfolio.
We could be forced to sell investments to meet our liquidity requirements.
We invest the premiums we receive from our insureds until they are needed to pay policyholder claims. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our losses and loss adjustment expenses reserves to ensure sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate losses and loss adjustment expenses reserves or unfavorable trends in litigation could potentially result in the need to sell investments to fund these liabilities. We may not be able to sell our investments at favorable prices or at all. Sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.

A downgrade in our claims paying ability or financial strength ratings could increase policy surrenders and withdrawals, adversely affecting relationships with distributors and reducing new policy sales.
Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best and KBRA, as an important means of assessing the financial strength and quality of insurers, including their ability to pay claims. In setting its ratings, A.M. Best and KBRA perform quantitative and qualitative analyses of a company’s balance sheet strength, operating performance and business profile. A.M. Best financial strength ratings range from “A++” (Superior) to “F” for insurance companies that have been publicly placed in liquidation. KBRA’s ratings range from AAA (extremely strong) to R (under regulatory supervision).
As of the date of this prospectus, A.M. Best has assigned a financial strength of “A-” (Excellent) (Outlook Stable) and KBRA has assigned a financial strength rating of “A–” (Outlook Stable) to us. A.M. Best and KBRA assign ratings that are intended to provide an independent opinion of an insurance company’s ability to meet its obligations to policyholders and such ratings are not evaluations directed to investors and are not a recommendation to buy, sell or hold our common stock or any other securities we may issue. These analyses include comparisons to peers and industry standards as well as assessments of operating plans, philosophy and management. A.M. Best and KBRA periodically review our financial strength ratings and may, at their discretion, revise downward or revoke their ratings based primarily on their analyses of our balance sheet strength (including capital adequacy and loss adjustment expense reserve adequacy), operating performance and business profile. Factors that could affect such analyses include:
•if we change our business practices from our organizational business plan in a manner that no longer supports A.M. Best’s or KBRA’s ratings;
•if unfavorable financial, regulatory or market trends affect us, including excess market capacity;
•if our losses exceed our loss reserves;
•if we have unresolved issues with government regulators;
•if we are unable to retain our senior management or other key personnel;
•if our investment portfolio incurs significant losses; or
•if A.M. Best or KBRA alters its capital adequacy assessment methodology in a manner that would adversely affect our rating.
These and other factors could result in a downgrade of our financial strength ratings. A downgrade or withdrawal of our ratings could result in any of the following consequences, among others:
•causing our current and future distribution partners and insureds to choose other, more highly-rated competitors;
•increasing the cost or reducing the availability of reinsurance to us; or
•severely limiting or preventing us from writing new and renewal insurance contracts.
In addition, in view of the earnings and capital pressures experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, will increase the frequency and scope of their credit reviews, will request additional information from the companies that they rate or will increase the capital and other requirements employed in the rating organizations’ models for maintenance of certain ratings levels. We can offer no assurance that our rating will remain at its current level. It is possible that such reviews of us may result in adverse ratings consequences, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our failure to accurately pay claims in a timely manner could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the training and experience of our claims representatives, including our distribution partners, the effectiveness of our management, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately and timely could lead to regulatory and administrative actions or material litigation, undermine our reputation in the marketplace and have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, if we do not manage our distribution partners effectively, or if our distribution partners are unable to effectively handle our volume of claims, our ability to handle an increasing workload could be adversely affected. In addition to potentially requiring that growth be slowed in the affected markets, our business could suffer from decreased quality of claims work which, in turn, could have a material adverse effect on our operating margins.
If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.
Our reinsurance facilities are generally subject to annual renewal. We may not be able to maintain our current reinsurance facilities and our customers may not be able to continue to operate their captive reinsurance companies. As a result, even where highly desirable or necessary, we may not be able to obtain other reinsurance facilities in adequate amounts and at favorable rates. If we are unable to renew our expiring facilities or to obtain or structure new reinsurance facilities, either our net exposures would increase or, if we are unwilling to bear an increase in net exposures, we may have to reduce the level of our underwriting commitments. Either of these potential developments could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may seek to acquire other businesses and start up additional complementary businesses, and may need to raise additional capital or refinance our indebtedness to pursue these acquisitions, which could require significant management attention, disrupt our business, dilute stockholder value and have a material adverse effect on our results of operations.
As part of our present strategy, we continue to evaluate possible acquisition transactions and the start-up of complementary businesses, products or technologies on an ongoing basis, and at any given time we may be engaged in discussions with respect to possible acquisitions that we believe fit within our business model and can address the needs of our customers and potential customers. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. In addition, the pursuit of potential acquisitions or the development of additional complementary businesses may divert the attention of management and cause us to incur additional expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we do complete acquisitions, we may not be able to successfully integrate the acquired business, ultimately strengthen our competitive position or achieve our other goals, including increases in revenue, and any acquisitions we complete could be viewed negatively by our customers, investors and industry analysts.
We may pay cash, incur debt or issue equity securities to pay for any future acquisition, each of which could have a material adverse effect on our financial condition or the value of our common stock. Payment of cash would reduce cash available for operations and other uses. The incurrence of indebtedness to finance any acquisition would result in fixed obligations and could also include covenants or other restrictions that could impede our ability to manage our operations. The sale or issuance of equity to finance an acquisition would result in dilution to our stockholders. In addition, our future results of operations may be adversely affected by performance earn-outs or contingent bonuses associated with an acquisition. Furthermore, acquisitions may require large, one-time charges and can result in increased contingent liabilities, adverse tax consequences, additional stock-based compensation expenses and the recording and subsequent amortization of amounts related to certain purchased intangible assets, any of which items could negatively affect our future results of operations. We may also incur goodwill impairment charges in the future if we do not realize the expected value of any such acquisitions.

Additionally, we may need to raise additional funds or refinance our indebtedness in order to grow our business or fund our strategy or acquisitions. Additional financing may not be available in sufficient amounts, if at all, or on terms acceptable to us and may be dilutive to existing stockholders. Additionally, any securities issued to raise such funds may have rights, preferences and privileges senior to those of our existing stockholders. The extent and duration of future economic and market disruptions, the impact of government interventions into the market to address these disruptions and their combined impact on our industry, business and investment portfolios are unknown. If adequate funds are not available on a timely basis, if at all, or on acceptable terms, our ability to expand, develop or enhance our services and products, enter new markets, consummate acquisitions or respond to competitive pressures could be materially limited.
New lines of business or new products and services may subject us to additional risks.
From time to time, we may implement new lines of business or offer new products and services within existing lines of business. In addition, we will continue to make investments in development and marketing for new products and services. There are substantial risks and uncertainties associated with these efforts. In developing and marketing new lines of business and/or new products or services, we may invest significant time and resources. Initial timetables for the development and introduction of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. Furthermore, new lines of business and/or new product or service offerings may not gain market acceptance. External factors, such as compliance with regulations, competitive alternatives, and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, the burden on management and our IT of introducing any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If we fail to manage future growth effectively, our business, results of operations, financial condition and cash flows would be harmed.
We have expanded our operations significantly and anticipate that further expansion will be required in order for us to significantly grow our business. In particular, we may require additional capital, systems development and skilled personnel. Our growth has placed and may continue to place increasing and significant demands on our management, our operational and financial systems and infrastructure and our other resources. If we do not effectively manage our growth, the quality of our services could suffer, which could harm our business, results of operations, financial condition and cash flows. In order to manage future growth, we may need to hire, integrate and retain highly skilled and motivated employees. We may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and our employee morale, productivity and retention could suffer, and our business, results of operations, financial condition and cash flows could be harmed. We may also be required to continue to improve our existing systems for operational and financial management, including our reporting systems, procedures and controls. These improvements may require significant capital expenditures and place increasing demands on our management. We may not be successful in managing or expanding our operations or in maintaining adequate financial and operating systems and controls. If we do not successfully implement any required improvements in these areas, our business, results of operations, financial condition and cash flows could be harmed.
The effects of emerging claim and coverage issues on our business are uncertain.
As industry practices and economic, legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may have a material adverse effect on our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these emerging issues may not become apparent for some time after we have issued the affected insurance policies. As a result, the full extent of liability under our insurance policies may not be known until many years after the policies are issued. In addition, the potential passage of new legislation designed to expand the right to sue, to remove limitations on recovery, to extend the statutes of limitations or otherwise to repeal or weaken tort reforms could have an adverse impact on our business. The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm our business and have a material adverse effect on our results of operations.
Catastrophic events could significantly impact our business.
Unforeseen or catastrophic events, such as severe weather, natural disasters, pandemic, cybersecurity attacks, acts of war or terrorism and other adverse external events could have a significant impact on our ability to conduct business. Although we have established disaster recovery plans, there is no guarantee that such plans will allow us to operate without disruption if such an event was to occur and the occurrence of any such event could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.
The global spread of the coronavirus (“COVID-19”) has created significant market volatility and uncertainty and economic disruption. In addition, the impact of COVID-19 and measures to prevent its spread have caused, and may continue to cause, substantial disruption to distribution channels, program partners and contract counterparties, and may limit our access to capital and customers through self-isolation, travel limitations, business restrictions and otherwise. Though many of our employees are able to work remotely, the impact on the economy as a result of COVID-19 has nevertheless negatively affected many of our customers and channels through which we sell our products and services, which could result in significant declines in sales. In addition, operating remotely may slow or otherwise limit our ability to add new products and customers. Further, actions of regulators and other governmental authorities may delay or limit our ability to exercise remedies under our policies in the event of defaults or cancellations. These effects, individually or in the aggregate, could materially adversely impact our businesses, financial condition, operating results, liquidity and cash flows. The duration of any such impacts cannot be predicted at this time.
Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world and have created additional uncertainty as to future trends. There is a growing consensus today that climate change increases the frequency and severity of extreme weather events and, in recent years, the frequency of major weather events appears to have increased. Whether or to what extent damage that may be caused by natural events, such as wildfires, severe tropical storms and hurricanes, will affect our ability to write new insurance policies and reinsurance contracts is unknown, but, to the extent our policies are concentrated in the specific geographic areas in which these events occur, any increase in frequency and severity of such events and the total amount of our loss exposure in the impacted areas of such events may adversely affect our business, financial condition and results of operations. In addition, although we have historically had limited exposure to catastrophic risk, claims from catastrophe events could reduce our earnings and cause substantial volatility in our business, financial condition and results of operations for any period. Assessing the risk of loss and damage associated with natural and catastrophic events remains a challenge and might adversely affect our business, results of operations, financial condition and cash flows.
U.S. insurers are required by state and federal law to offer coverage for acts of terrorism in certain commercial lines. The Terrorism Risk Insurance Act, as extended by the Terrorism Risk Insurance Program Reauthorization Act of 2019 (“TRIPRA”) requires commercial property and casualty (“P&C”) insurance companies to offer coverage for acts of terrorism, whether foreign or domestic, and established a federal assistance program through the end of 2027 to help cover claims related to future terrorism-related losses. The likelihood and impact of any terrorist act is unpredictable, and the ultimate impact on us would depend upon the nature, extent, location and timing of such an act. Although we reinsure a portion of the terrorism risk we retain under TRIPRA, our terrorism reinsurance does not provide full coverage for an act stemming from nuclear, biological or chemical terrorism. To the extent an act of terrorism, whether a domestic or foreign act, is certified by the Secretary of Treasury, we may be covered under TRIPRA of our losses for certain P&C lines of insurance. However, any such coverage would be subject to a mandatory deductible based on 20% of earned premium for the prior year for the covered 2020 of commercial P&C insurance.

Our international operations expose us to investment, political and economic risks, including foreign currency and credit risk.
Our expanding international operations in the United Kingdom, continental Europe and the Asia-Pacific region, expose us to increased investment, political and economic risks, including foreign currency and credit risk. Changes in the value of the U.S. dollar relative to other currencies could have a material adverse effect on our business, results of operations, financial condition and cash flows. Our investments in non-U.S.-denominated assets are subject to fluctuations in non-U.S. securities and currency markets, and those markets can be volatile. Non-U.S. currency fluctuations also affect the value of any dividends paid by our non-U.S. subsidiaries to their parent companies in the United States.
We could be adversely affected by the loss of one or more key executives or by an inability to attract and retain qualified personnel.
We depend on our ability to attract and retain experienced personnel and seasoned key executives who are knowledgeable about our business. The pool of talent from which we actively recruit is limited and may fluctuate based on market dynamics specific to our industry and independent of overall economic conditions. As such, higher demand for employees having the desired skills and expertise could lead to increased compensation expectations for existing and prospective personnel, making it difficult for us to retain and recruit key personnel and maintain labor costs at desired levels. Should any of our key executives cease to be employed by us, or if we are unable to retain and attract talented personnel, we may be unable to maintain our current competitive position in the specialized markets in which we operate, which could have a material adverse effect on our results of operations.
Changes in accounting practices and future pronouncements may materially affect our reported financial results.
Developments in accounting practices may require us to incur considerable additional expenses to comply with new rules, particularly if we are required to prepare information relating to prior periods for comparative purposes or to otherwise apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, member’s equity and other relevant financial statement line items.
We are required to comply with SAP. SAP and various components of SAP are subject to constant review by the National Association of Insurance Commissioners (the “NAIC”) and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. Whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us is unknown.
Our continued growth depends in part on our ability to continue to grow our customer base.
Increasing our customer base will depend, to a significant extent, on our ability to effectively expand our sales and marketing activities, as well as our partner ecosystem and other customer referral sources. We may not be able to recruit qualified sales and marketing personnel, train them to perform and achieve an acceptable level of sales production from them on a timely basis or at all. If we are unable to maintain effective sales and marketing activities and maintain and expand our partner network, our ability to attract new customers could be harmed and our business, results of operations, financial condition and cash flows would suffer.
We may not be able to effectively start up or integrate new program opportunities, and we may invest in new program opportunities or initiatives that are ultimately unsuccessful.
Our ability to grow our business depends, in part, on our creation, implementation and acquisition of new insurance programs that are profitable and fit within our business model. New program launches as well as resources to integrate business acquisitions are subject to many obstacles, including ensuring we have sufficient business and systems processes, determining appropriate pricing, obtaining reinsurance, assessing opportunity costs and regulatory burdens and planning for internal infrastructure needs. If we cannot accurately assess and overcome these obstacles or we improperly implement new insurance programs, our ability to grow profitably will be impaired. Additionally, we may be unsuccessful in identifying new program opportunities, or we may be unable to develop or market new programs or initiatives in a timely or cost-effective manner. In addition, new programs or initiatives may not achieve the market penetration or price levels necessary for profitability. If we are unable to develop timely enhancements to, and new features for, our existing programs and services or if we are unable to develop new programs and services, our programs and services may become less marketable and less competitive, and our business, results of operations, financial condition and cash flows would be harmed.
If we are unable to maintain a high level of service, our business, results of operations, financial condition and cash flows may be harmed.
One of the key attributes of our business is providing high quality service to our partners and customers. We may be unable to sustain these levels of service, which would harm our reputation and our business. Alternatively, we may only be able to sustain high levels of service by significantly increasing our operating costs, which would materially and adversely affect our results of operations. The level of service we are able to provide depends on our personnel to a significant extent. Our personnel must be well-trained in our processes and able to handle customer calls effectively and efficiently. Any inability of our personnel to meet our demand, whether due to absenteeism, training, turnover, disruptions at our facilities, including as a result of the COVID-19 pandemic, bad weather, power outages or other reasons, could adversely impact our business. If we are unable to maintain high levels of service performance, our reputation could suffer and our business, results of operations, financial condition and cash flows would be harmed.
Our results of operations have in the past varied from quarter to quarter and may not be indicative of our long-term prospects.
Our results of operations are subject to fluctuation and have historically varied from quarter to quarter. We expect our quarterly results to continue to fluctuate in the future due to a number of factors, including the general economic conditions in the markets where we operate, the frequency, occurrence or severity of catastrophic or other insured events, fluctuating interest rates, claims exceeding our loss reserves, competition in our industry, deviations from expected renewal rates of our existing policies and contracts, adverse investment performance and the cost of reinsurance coverage.
In particular, we seek to underwrite products and make investments to achieve favorable returns on tangible member’s equity over the long term. In addition, our opportunistic nature may result in fluctuations in gross written premiums from period to period as we concentrate on underwriting contracts that we believe will generate better long-term, rather than short-term, results. Accordingly, our short-term results of operations may not be indicative of our long-term prospects.
If we are not able to maintain and enhance our brand, our business and results of operations results will be harmed. Damage to our reputation and negative publicity could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We believe that maintaining and enhancing our brand identity is critical to our relationships with our existing customers and partners and to our ability to attract new customers and partners. We also intend to grow our brand awareness among consumers and potential program partners in order to further expand our reach and attract new customers and program partners. The promotion of our brand in these and other ways may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these branding initiatives may become increasingly difficult and expensive. Our brand promotion activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. If we do not successfully maintain and enhance our brand, our business may not grow and we could lose our relationships with customers or partners, which would harm our business, results of operations, financial condition and cash flows.
We may be adversely affected by negative publicity relating to brand and activities. For instance, if our brand receives negative publicity, the number of customers visiting our platforms could decrease, and our cost of acquiring customers could increase as a result of a reduction in the number of consumers coming from our direct customer acquisition channel.
Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity, could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and profitability.
Factors, such as business revenue, economic conditions, the volatility and strength of the capital markets and inflation can affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, and our opportunities to underwrite profitable business. In an economic downturn, our customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew the policies they hold with us. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge.
Our risk management policies and procedures may prove to be ineffective and leave us exposed to unidentified or unanticipated risk, which could adversely affect our business, results of operations, financial condition or cash flows.
We have developed and continue to develop enterprise-wide risk management policies and procedures to mitigate risk and loss to which we are exposed. There are, however, inherent limitations to risk management strategies because there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management policies and procedures are ineffective, we may suffer unexpected losses and could be materially adversely affected. As our business changes and the markets in which we operate evolve, our risk management framework may not evolve at the same pace as those changes. As a result, there is a risk that new products or new business strategies may present risks that are not appropriately identified, monitored or managed. In times of market stress, unanticipated market movements or unanticipated claims experience, the effectiveness of our risk management strategies may be limited, resulting in losses to us. In addition, there can be no assurance that we can effectively review and monitor all risks or that all of our employees will follow our risk management policies and procedures.
Moreover, the NAIC and state legislatures and regulators have increased their focus on risks within an insurer’s holding company system that may pose enterprise risk to insurers. We operate within an enterprise risk management (“ERM”) framework designed to assess and monitor our risks. However, there can be no assurance that we can effectively review and monitor all risks, or that all of our employees will operate within the ERM framework or that our ERM framework will result in us accurately identifying all risks and accurately limiting our exposures based on our assessments.
We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures, or to dispose of material assets or operations, alter our dividend policy, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The instruments that will govern our indebtedness may restrict our ability to dispose of assets and may restrict the use of proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations when due.
Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially adversely affect our business, results of operations, financial condition and cash flows.
Restrictive covenants in the agreements governing our indebtedness may restrict our ability to pursue our business strategies.
The agreements governing our indebtedness contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to pursue our business strategies or undertake actions that may be in our best interests. The agreements governing our indebtedness include covenants restricting, among other things, our ability to:
•incur or guarantee additional debt;
•incur liens;
•complete mergers, consolidations and dissolutions;
•enter into transactions with affiliates;
•pay dividends or other distributions;
•sell certain of our assets that have been pledged as collateral; and
•undergo a change in control.
A breach of the covenants under the indenture that governs our 8.50% Fixed Rate Resetting Junior Subordinated Notes due in October 2057 (the “Notes”) and Amended and Restated Credit Agreement dated as of August 4, 2020 among Fortegra Financial Corporation (“FFC”) and Lots Intermediate Co., as Borrowers, Fifth Third Bank, National Association, as Administrative Agent and Issuing Lender, Citizens Bank, N.A., as Syndication Agent, and First Horizon Bank, Keybank National Association, Synovus Bank, as Co-Documentation Agents could result in an event of default. Such default may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders or noteholders accelerate the repayment of our indebtedness, we and our subsidiaries may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be:
•unable to raise additional debt or equity financing to operate during general economic or business downturns; or
•unable to compete effectively or to take advantage of new business opportunities.
These restrictions may affect our ability to grow in accordance with our strategy. In addition, our financial results, substantial indebtedness and credit ratings could materially adversely affect the availability and terms of future financing.
Retentions in various lines of business expose us to potential losses.
We retain risk for our own account on business underwritten by our insurance subsidiaries. The determination to reduce the amount of reinsurance we purchase, or not to purchase reinsurance for a particular risk, customer segment or category is based on a variety of factors, including market conditions, pricing, availability of reinsurance, our capital levels and our loss history. Such determinations increase our financial exposure to losses associated with such risks, customer segments or categories and, in the event of significant losses associated with such risks, customer segments or categories, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The exit of the United Kingdom from the European Union could adversely affect our business.
The United Kingdom ceased to be a part of the European Union on December 31, 2020 (which is commonly referred to as “Brexit”). Aspects of the relationship between the United Kingdom and the European Union remain to be negotiated and their relationship will continue to evolve, including with respect to the cross-border provision of products and services and related compliance requirements. The effects of Brexit on our business will depend on the manner in which it is implemented and any other relevant agreements between the United Kingdom and the European Union, among other factors. The Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom established the Temporary Permissions Regime (“TPR”), which created a three-year post-Brexit period when companies can continue to operate until their permanent establishment is authorized in the United Kingdom. Fortegra’s Malta-based insurance subsidiary registered for the TPR and entered into it on December 31, 2020. Because we conduct business in both the United Kingdom and the European Union and rely on our Malta insurance subsidiary’s ability to conduct business in the United Kingdom, we face risks associated with the potential uncertainty and disruptions relating to Brexit, including the risk of additional regulatory and other costs and challenges and/or limitations on our ability to sell particular products and services. As a result, the ongoing uncertainty surrounding Brexit could have a material adverse effect on our business (including our European growth plans), results of operations, financial condition and cash flows.
Risks Related to Our Reliance on Third Parties
We are dependent on independent financial institutions, lenders, distribution partners, agents and retailers for distribution of our products and services, and the loss of these distribution sources, or their failure to sell our products and services, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We are dependent on independent financial institutions, lenders, distribution partners, agents and retailers to deliver our products and services and our revenue is dependent on the level of business conducted by such distributors as well as the effectiveness of their sales efforts, each of which is beyond our control because such distributors typically do not have any minimum performance or sales requirements. Further, although our contracts with these distributors are typically exclusive, they can be canceled on relatively short notice. Therefore, our growth is dependent, in part, on our ability to identify and attract new distribution relationships and successfully integrate our information systems with those of our new distributors. The impairment of our distribution relationships, the loss of a significant number of our distribution relationships, the failure to establish new distribution relationships, the failure to offer increasingly competitive products, the increase in sales of competitors’ services and products by distributors or the decline in distributors’ overall business activity or the effectiveness of their sales of our products could materially reduce our sales and revenues and have a material adverse effect on our business, results of operations, financial condition and cash flows.
Failure of our distribution partners to properly market, underwrite or administer policies could adversely affect us.
The marketing, underwriting, claims administration and other administration of policies in connection with our issuing carrier services are the responsibility of our distribution partners. Any failure by them to properly handle these functions could result in liability to us. Even though our distribution partners may be required to compensate us for any such liability, there are risks that they do not pay us because they become insolvent or otherwise. Any such failures could create regulatory issues or harm our reputation, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may incur losses if reinsurers are unwilling or unable to meet their obligations under reinsurance contracts.
We use reinsurance to reduce the severity and incidence of claims costs, and to provide relief with regard to certain reserves. Under these reinsurance arrangements, other insurers assume a portion of our losses and related expenses; however, we remain liable as the direct insurer on all risks reinsured. Consequently, reinsurance arrangements do not eliminate our obligation to pay claims and we assume credit risk with respect to our ability to recover amounts due from reinsurers. The inability or unwillingness of any reinsurer to meet its financial obligations could negatively affect our business, results of operations, financial condition and cash flows. As credit risk is generally a function of the economy, we face a greater credit risk in an economic downturn. While we attempt to manage credit risks through underwriting guidelines, collateral requirements and other oversight mechanisms, our efforts may not be successful. For example, to reduce such credit risk, we require certain third parties to post collateral for some or all of their obligations to us. In cases where we receive letters of credit from banks as collateral and one of our counterparties is unable to honor its obligations, we are exposed to the credit risk of the banks that issued the letters of credit.
Due to the structure of some of our commissions, we are exposed to risks related to the creditworthiness of some of our independent agents and program partners.
We are subject to the credit risk of some of the independent agents and program partners with which we contract to sell our products and services. We typically advance commissions as part of our product offerings. These advances are a percentage of the premiums charged. If we over-advance such commissions, the agents and program partners may not be able to fulfill their payback obligations, which could have a material adverse effect on our results of operations and financial condition.
Third-party vendors we rely upon to provide certain business and administrative services on our behalf may not perform as anticipated, which could have an adverse effect on our business, results of operations, financial condition and cash flows.
We have taken action to reduce coordination costs and take advantage of economies of scale by transitioning multiple functions and services to third-party providers. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or such third parties. If such third-party providers experience disruptions or do not perform as anticipated, or we experience problems with a transition to a third-party provider, we may experience operational difficulties, an inability to meet obligations (including policyholder obligations), a loss of business and increased costs, or suffer other negative consequences, all of which may have a material adverse effect on our business, results of operations, liquidity and cash flows.
We may act based on inaccurate or incomplete information regarding the accounts we underwrite.
We rely on information provided by insureds or their representatives when underwriting insurance policies. While we may make inquiries to validate or supplement the information provided, we may make underwriting decisions based on incorrect or incomplete information. It is possible that we will misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that we insure because of our reliance on inadequate or inaccurate information.
Risks Related to the Insurance Industry
We may lose customers or business as a result of consolidation within the financial services industry or otherwise.
There has been considerable consolidation in the financial services industry, driven primarily by the acquisition of small and mid-size organizations by larger entities. We expect this trend to continue. We may lose business or suffer decreased revenues if one or more of our significant customers or distributors consolidate or align themselves with other companies. While our business has not been materially affected by consolidation to date, we may be affected by industry consolidation that occurs in the future, particularly if any of our significant customers are acquired by organizations that already possess the operations, services and products that we provide.
Competition for business in our industry is intense.
We face competition from other specialty insurance companies, standard insurance companies and underwriting agencies, as well as from diversified financial services companies that are larger than we are and that have greater financial, marketing, personnel and other resources than we do. Many of these competitors have more experience and market recognition than we do. In addition, it may be difficult or prohibitively expensive for us to implement technology systems and processes that are competitive with the systems and processes of these larger companies.
In particular, competition in the insurance industry is based on many factors, including price of coverage, general reputation and perceived financial strength, relationships with brokers, terms and conditions of products offered, ratings assigned by independent rating agencies, speed of claims payment and reputation, and the experience and reputation of the members of an underwriting team in the particular lines of insurance they seek to underwrite. See “Business—Competition.” In recent years, the insurance industry has undergone increasing consolidation, which may further increase competition.
A number of new, proposed or potential legislative or industry developments could further increase competition in our industry. These developments include:
•an increase in capital raising by companies in our industry, which could result in new entrants to our markets and an excess of capital in the industry; and
•the deregulation of commercial insurance lines in certain states and the possibility of federal regulatory reform of the insurance industry, which could increase competition from standard carriers.
We may not be able to continue to compete successfully in one or more insurance markets. Increased competition in these markets could result in a change in the supply and demand for insurance, affect our ability to price our products at risk-adequate rates and retain existing business, or underwrite new business on favorable terms. If this increased competition limits our ability to transact business, our results of operations would be adversely affected.
The insurance industry is cyclical in nature.
The financial performance of the insurance industry has historically fluctuated with periods of lower premium rates and excess underwriting capacity resulting from increased competition followed by periods of higher premium rates and reduced underwriting capacity resulting from decreased competition. Although the financial performance of an individual insurance company depends on its own specific business characteristics, the profitability of many insurance companies tends to follow this cyclical market pattern. Because this market cyclicality is due in large part to the actions of our competitors and general economic factors, the timing or duration of changes in the market cycle is unknown. We expect these cyclical patterns will cause our revenues and net income to fluctuate, which may cause our results of operations, financial condition, cash flows and the market price of our common stock to be more volatile.
Risks Related to Our Intellectual Property and Data Privacy
Cybersecurity attacks, technology breaches or failures of our or our third-party service providers’ information systems could disrupt our operations and result in the loss of critical and personally identifiable information, which could result in the loss of our reputation and customers, reduce our profitability, subject us to fines, penalties and litigation and have a material adverse effect on our business, results of operation, financial condition and cash flows.
We are highly dependent upon the effective operation of our information systems and those of our third-party service providers and our ability to collect, use, store, transmit, retrieve and otherwise process personally identifiable information and other data, manage significant databases and expand and upgrade our information systems. We rely on these systems for a variety of functions, including marketing and selling our products and services, performing our services, managing our operations, processing claims and applications, providing information to customers, performing actuarial analyses and maintaining financial records. Some of these systems may include or rely on third-party systems not located on our premises or under our control. The interruption or loss of our information processing capabilities, or those of our third-party service providers, through cybersecurity attacks, computer hacks, theft, malicious software, phishing, employee error, denial-of-service attacks, viruses, worms, other malicious software programs, the loss of stored data, programming errors, the breakdown or malfunctioning of computer equipment or software systems, telecommunications failure or damage caused by weather or natural disasters, catastrophes, terrorist attacks, industrial accidents or any other significant disruptions or security breaches could harm our business by hampering our ability to generate revenues and could negatively affect our program partner relationships, competitive position and reputation.
In addition, our information systems may be vulnerable to physical or electronic intrusions, computer viruses or other attacks which could disable our information systems and our security measures may not prevent such attacks. There are numerous and evolving risks to cybersecurity and privacy from cyber threat actors, including criminal hackers, state-sponsored intrusions, industrial espionage and employee malfeasance. Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our IT systems and those of our business partners or third-party service providers to sophisticated and targeted measures known as advanced persistent threats. These cyber threat actors are becoming more sophisticated and coordinated in their attempts to access IT systems and data, including the IT systems of cloud providers and third parties with whom we conduct or may conduct business. Although we devote significant resources to prevent, detect, address and mitigate unwanted intrusions and other threats and protect our systems and data, whether such data is housed internally or by external third parties, such internal controls may not be adequate or successful in protecting against all security breaches and cybersecurity attacks, social-engineering attacks, computer break-ins, theft and other improper activity. We have experienced immaterial cybersecurity incidents and we and our third-party service providers will likely continue to experience cybersecurity incidents of varying degrees. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we and the third parties with whom we do business may be unable to anticipate these techniques or to implement adequate preventative measures. With the increasing frequency of cyber-related frauds to obtain inappropriate payments and other threats related to cybersecurity attacks, we may find it necessary to expend resources to remediate cyber-related incidents or to enhance and strengthen our cybersecurity. Our remediation efforts may not be successful or may not be completed in a timely manner and could result in interruptions, delays or cessation of service.
We have also implemented physical, administrative and logical security systems with the intent of maintaining the physical security of our facilities and systems and protecting our and our customers’ and their customers’ confidential and personally identifiable information against unauthorized access through our information systems or by other electronic transmission or through misdirection, theft or loss of data. Despite such efforts, we may be subject to a breach of our security systems that results in unauthorized access to our facilities or the information we are trying to protect. Anyone who is able to circumvent our security measures or those of our third-party service providers and penetrate our or their information systems could access, view, misappropriate, alter, destroy, misuse or delete any information in such systems, including personally identifiable information and proprietary business information (our own or that of third parties) or compromise of our control networks or other critical systems and infrastructure, resulting in disruptions to our business operations or access to our financial reporting systems. Sustained or repeated system failures or service denials could severely limit our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or otherwise operate in the ordinary course of business. In addition, most states require that customers be notified if a security breach results in the disclosure of personally identifiable customer information and the trend toward general public notification of such incidents could exacerbate the harm to our business, financial condition and results of operations. Any failure, interruption or compromise of the security of our information systems or those of our third-party service providers that result in inappropriate disclosure of such information could result in, among other things, significant financial losses, unfavorable publicity and damage to our reputation, governmental inquiry and oversight, difficulty in marketing our services, loss of customers, significant civil and criminal liability related to legal or regulatory violations, litigation and the incurrence of significant technical, legal and other expenses, any of which may have a material adverse effect on our business, results of operations, financial condition and cash flows.
In some cases, we rely on the safeguards put in place by third parties to protect against security threats. These third parties, including vendors that provide products and services for our operations, could also be a source of security risk to us in the event of a failure or a security incident affecting their own security systems and infrastructure. Our network of ecosystem partners could also be a source of vulnerability to the extent their applications interface with ours, whether unintentionally or through a malicious backdoor. We do not review the software code included in third-party integrations in all instances.
Increasing regulatory focus on privacy issues and expanding laws could affect our business model and expose us to increased liability.
We collect, use, store, transmit, retrieve, retain and otherwise process confidential and personally identifiable information in our information systems in and across multiple jurisdictions, and we are subject to a variety of confidentiality obligations and privacy, data protection and information security laws, regulations, orders and industry standards in the jurisdictions in which we do business. The regulatory environment surrounding information security, data privacy and cybersecurity is evolving and increasingly demanding. We are subject to numerous U.S. federal and state laws and non-U.S. regulations governing the protection of personally identifiable and confidential information of our customers and employees. On October 24, 2017, the NAIC adopted an Insurance Data Security Model Law, which requires licensed insurance entities to comply with detailed information security requirements. The NAIC model law has been adopted by certain states and is under consideration by others. It is not yet known whether or not, and to what extent, states legislatures or insurance regulators where we operate will enact the Insurance Data Security Model Law in whole or in part, or in a modified form. Such enactments, especially if inconsistent between states or with existing laws and regulations, could raise compliance costs or increase the risk of noncompliance, and noncompliance could subject us to regulatory enforcement actions and penalties, as well as reputational harm. Any such events could potentially have an adverse impact on our business, results of operations, financial conditions and cash flows.
We are subject to the privacy regulations of the Gramm-Leach-Bliley Act of 1999 (the “Gramm-Leach-Bliley Act”), along with its implementing regulations, which restricts certain collection, processing, storage, use and disclosure of personal information, requires notice to individuals of privacy practices, provides individuals with certain rights to prevent the use and disclosure of certain nonpublic or otherwise legally protected information and imposes requirements for the safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. In addition, on March 1, 2017, new cybersecurity rules took effect for financial institutions, insurers and certain other companies, like us, supervised by the NY Department of Financial Services (the “NY DFS Cybersecurity Regulation”). The NY DFS Cybersecurity Regulation imposes significant new regulatory burdens intended to protect the confidentiality, integrity and availability of information systems. We also have contractual obligations to protect confidential and personally identifiable information we obtain from third parties. These obligations generally require us, in accordance with applicable laws, to protect such information to the same extent that we protect our own such information.
Many states in which we operate have laws that protect the privacy and security of sensitive and personal information. Certain current or proposed state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, we are subject to the California Consumer Privacy Act of 2018 (“CCPA”), which among other things, requires companies covered by the legislation to provide new disclosures to California consumers and afford such consumers new rights of access and deletion for personal information. Additionally, when it becomes effective on January 1, 2023, we will be subject to the California Privacy Rights Act (“CPRA”), which will significantly expand consumers’ rights under the CCPA. Internationally, many jurisdictions have established their own data security and privacy legal framework with which we or our customers may need to comply, including, but not limited to, the European Union. The European Union has adopted the General Data Protection Regulation, or the GDPR, which contains numerous requirements, robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies.
Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our services and platform capabilities. Any failure or perceived failure by us, or any third parties with which we do business, to comply with our posted privacy policies, changing consumer expectations, evolving laws, rules and regulations, industry standards, or contractual obligations to which we or such third parties are or may become subject, may result in actions or other claims against us by governmental entities or private actors, the expenditure of substantial costs, time and other resources or the incurrence of significant fines, penalties or other liabilities. In addition, any such action, particularly to the extent we were found to be guilty of violations or otherwise liable for damages, would damage our reputation and adversely affect our business, financial condition and results of operations.
Any failure to protect or enforce our intellectual property rights could impair our intellectual property, technology platform and brand. In addition, we may be sued by third parties for alleged infringement of their proprietary rights.
Our success and ability to compete depend in part on our intellectual property, which includes our rights in our technology platform and our brand. We primarily rely on a combination of copyright, trade secret and trademark laws and confidentiality agreements, procedures and contractual provisions with our employees, customers, service providers, partners and other third parties to protect our proprietary or confidential information and intellectual property rights. However, the steps we take to protect our intellectual property may be inadequate and despite our efforts to protect our proprietary rights and intellectual property, unauthorized parties may attempt to copy aspects of our solutions or to obtain and use information that we regard as proprietary, and third parties may attempt to independently develop similar technology. Policing unauthorized use of our technology and intellectual property rights may be difficult and may not be effective. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Additionally, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability and scope of our intellectual property rights. Our failure to secure, protect, defend and enforce our intellectual property rights could adversely affect our brand and adversely affect our business.
Our success also depends in part on our not infringing, misappropriating or otherwise violating the intellectual property rights of others. Our competitors and other third parties may own or claim to own intellectual property relating to our industry and, in the future, may claim that we are infringing, misappropriating or otherwise violating their intellectual property rights, and we may be found to be infringing on such rights. The outcome of any claims or litigation, regardless of the merits, is inherently uncertain. The disposition of any such claims, whether through settlement or licensing discussions or litigation, could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering certain of our products and services, require us to change our technology or business practices or require that we comply with other unfavorable terms. Even if we were to prevail in such a dispute, any litigation could be costly and time-consuming, divert the attention of our management and key personnel from our business operations and materially adversely affect our business, financial condition and results of operations.
We employ third-party licensed software for use in our business, and the inability to maintain these licenses, errors in the software we license or the terms of open source licenses could result in increased costs or reduced service levels, which would adversely affect our business.
Our business relies on certain third-party software obtained under licenses from other companies. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace our existing third-party software. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively impact our business.
Additionally, the software powering our technology systems incorporates software covered by open source licenses. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that the licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to operate our systems. In the event that portions of our proprietary software are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code or re-engineer all or a portion of our technology systems, each of which could reduce or eliminate the value of our technology systems.

Such risk could be difficult or impossible to eliminate and could adversely affect our business, results of operations, financial condition and cash flows.
Risks Related to Regulatory and Legal Matters
Compliance with existing and new regulations affecting our business may increase costs and limit our ability to pursue business opportunities.
We are subject to extensive laws and regulations administered and enforced by a number of different federal and state governmental authorities, including those of Arizona, California, Delaware, Georgia, Kentucky and Louisiana, which are where our U.S. Insurance subsidiaries are domiciled. Regulation of our industry and business may increase. In the past, there has been significant legislation affecting insurance, including the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). In addition, we are subject to laws, regulations, orders and industry standards governing the protection of personally identifiable and confidential information, privacy and data security, including the Gramm-Leach-Bliley Act, the GDPR, the NY DFS Cybersecurity Regulation and the CCPA. Accordingly, the impact that any new laws and regulations will have on us is unknown. The costs to comply with these laws and regulations may be substantial and could have a significant negative impact on us and limit our ability to pursue business opportunities. We can give no assurances that with changes to laws and regulations, our businesses can continue to be conducted in each jurisdiction in the manner as we have in the past.
While the Consumer Financial Protection Bureau (the “CFPB”) does not have direct jurisdiction over insurance products, it is possible that regulatory actions taken by the CFPB may affect the sales practices related to these products and thereby potentially affect our insurance business or the customers that it serves. In 2017, the CFPB issued rules under its unfair, deceptive and abusive acts and practices rulemaking authority relating to consumer installment loans, among other things. Such CFPB rules regarding consumer installment loans could adversely impact our insurance business’s volume of insurance products and services and cost structure. Due to such regulatory actions, some lenders may reduce their sales and marketing of payment protection and other ancillary products, which may have a material adverse effect on our revenues.
Any actual or alleged regulations and policies violation, under negligence, willful misconduct or fault, could result in substantial fines, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might have a material adverse effect on our business, results of operations, financial condition or cash flows. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Events of this nature could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The amount of statutory capital and reserve requirements applicable to us can increase due to factors outside of our control.
We and our subsidiaries are subject to regulation by state and, in some cases, foreign insurance authorities with respect to statutory capital, reserve and other requirements, including statutory capital and reserve requirements established by applicable insurance regulators based on risk-based capital (“RBC”) and Solvency II formulas. In any particular year, these requirements may increase or decrease depending on a variety of factors, most of which are outside our control, such as the amount of statutory income or losses generated, changes in equity market levels, the value of fixed-income and equity securities in our investment portfolio, changes in interest rates and foreign currency exchange rates, as well as changes to the RBC formulas used by insurance regulators. The laws of the various states in which we operate establish insurance departments and other regulatory agencies with broad powers to preclude or temporarily suspend us or our subsidiaries from carrying on some or all of these activities or otherwise fine or penalize us or our subsidiaries in any jurisdiction in which we operate. Such regulation or compliance could reduce our profitability or limit our growth by increasing the costs of compliance, limiting or restricting the products or services we sell, or the methods by which we sell services and products, or subject us to the possibility of regulatory actions or proceedings. Additionally, increases in the amount of additional statutory reserves that we are required to hold could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We could be adversely affected if our controls to ensure compliance with guidelines, policies and legal and regulatory standards are not effective.
Our business is highly dependent on our ability to engage on a daily basis in a large number of insurance underwriting, claim processing and investment activities, many of which are highly complex. These activities often are subject to internal guidelines and policies, as well as legal and regulatory standards, including those related to privacy, anti-corruption, anti-bribery and global finance and insurance (“F&I”) matters. Our continued expansion into new products and geographic markets has brought about additional requirements. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system’s objectives will be met. If our controls are not effective, it could lead to financial loss, unanticipated risk exposure (including underwriting, credit and investment risk) or damage to our reputation.
From time to time we are subject to various regulatory actions and legal proceedings which could have a material adverse effect on our business, results of operations, financial condition or cash flows.
Over the last several years, businesses in our industry have been subject to increasing amounts of regulatory scrutiny. In addition, there has been an increase in litigation involving firms in our industry and public companies generally, some of which have involved new types of legal claims. We may be materially and adversely affected by judgments, settlements, fines, penalties, unanticipated costs or other effects of legal and administrative proceedings now pending or that may be instituted in the future, including from investigations by regulatory bodies or administrative agencies. An adverse outcome of any investigation by, or other inquiries from, any such bodies or agencies also could result in non-monetary penalties or sanctions, loss of licenses or approvals, changes in personnel, increased review and scrutiny of us by our customers, counterparties, regulatory authorities, potential litigants, the media and others, any of which could have a material adverse effect on us.
Additionally, we are involved in various litigation matters from time to time. For example, we are a defendant in Mullins v. Southern Financial Life Insurance Co., a class action lawsuit alleging violations of the Consumer Protection Act and certain insurance statutes, as well as common law fraud. This and other such matters can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. Our insurance and indemnities may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. If we are unsuccessful in our defense in these litigation matters, or any other legal proceeding, we may be forced to pay damages or fines, enter into consent decrees or change our business practices, any of which could have a material adverse effect our business, results of operations, financial condition or cash flows.
A change in law, regulation or regulatory enforcement applicable to insurance products could have a material adverse effect on our business, results of operations, financial condition and cash flows.
A change in state or U.S. federal tax laws could materially affect our business. For example, tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “TCJA”), which was signed into law on December 22, 2017, fundamentally overhauled the U.S. tax system by, among other significant changes, reducing the U.S. corporate income tax rate to 21%. In the context of the taxation of U.S. P&C insurance companies such as us, the TCJA also modified the loss reserve discounting rules and the proration rules that apply to reduce reserve deductions to reflect the lower corporate income tax rate, which could have an adverse impact on us. It is possible that other legislation could be introduced and enacted by the current Congress or future Congresses that could have an adverse impact on us. Additional regulations or pronouncements interpreting or clarifying provisions of the TCJA have been and will continue to be issued, and such regulations or pronouncements may be different from our interpretation and thus adversely affect our results. If, when or in what form such regulations or pronouncements may be provided or finalized, whether such guidance will have a retroactive effect or such regulations’ or pronouncements’ potential impact on us is unknown.
Currently, we do not collect sales or other related taxes on our services. Whether sales of our services are subject to state sales and use taxes is uncertain, due in part to the nature of some of our services and the relationships through which our services are offered, as well as changing state laws and interpretations of those laws. One or more states may seek to impose sales or use tax or other tax collection obligations on our business, whether based on our or our resellers’ or customers’ sales, including for past sales. A successful assertion that we should be collecting sales or other related taxes on our services could result in substantial tax liabilities for past sales, discourage customers from purchasing our services, discourage customers from offering or billing for our services, or otherwise cause material harm to our business, results of operations, financial condition and cash flows.
In addition, federal and state laws and regulations govern the disclosures related to sales of our payment protection products and financing of VSCs. Our ability to offer and administer these products on behalf of our distribution partners is dependent upon our continued ability to sell such products. To the extent that federal or state laws or regulations change to restrict or prohibit the sale of these products, our revenues would be adversely affected. For example, CFPB enforcement actions have resulted in large refunds and civil penalties against financial institutions in connection with their marketing of payment protection and other products. Due to such regulatory actions, some lenders may reduce their sales and marketing of payment protection and other ancillary products, which may have a material adverse effect on our material adverse effect on our business, results of operations, financial condition and cash flows. The full impact of the CFPB’s oversight is unpredictable and continues to evolve. With respect to the P&C insurance policies we underwrite, federal legislative proposals regarding national catastrophe insurance, if adopted, could reduce the business need for some of the related products that we provide.
Our ability to pay dividends to stockholders will depend on distributions from our subsidiaries that may be subject to restrictions and income from assets.
The amount of dividends we can pay to our stockholders, if and when we choose to do so, may be subject to restrictions imposed by state law, restrictions that may be imposed by state regulators and restrictions imposed by the terms of any current or future indebtedness that we may incur.
Our Junior Subordinated Notes due 2057 and $200 million revolving credit facility restrict dividends based on our leverage ratio and the leverage ratio of our subsidiaries. Additionally, our regulated insurance company subsidiaries are required to satisfy minimum capital and surplus requirements according to the laws and regulations of the states in which they operate, which regulate the amount of dividends and distributions the Company can receive from them. In general, dividends in excess of prescribed limits are deemed “extraordinary” and require insurance regulatory approval. Ordinary dividends, for which no regulatory approval is generally required, are limited to amounts determined by a formula, which varies by state. Some states have an additional stipulation that dividends may only be paid out of earned surplus. States also regulate transactions between our insurance company subsidiaries and us or our other subsidiaries, such as those relating to compensation for shared services, and in some instances, require prior approval of such transactions within our holding company structure. If insurance regulators determine that payment of an ordinary dividend or any other payments by our insurance company subsidiaries to the Company would be adverse to policyholders or creditors, the regulators may block or otherwise restrict such payments that would otherwise be permitted without prior approval. In addition, there could be future regulatory actions restricting our ability or the ability of our subsidiaries to pay dividends. The primary factor in determining the amount of capital available for potential dividends is the level of capital needed to maintain desired financial strength ratings from rating agencies for our insurance company subsidiaries. Given recent economic events that have affected the insurance industry, both regulators and rating agencies could become more conservative in their methodology and criteria, including increasing capital requirements for our insurance company subsidiaries which, in turn, could negatively affect our capital resources.
Assessments and premium surcharges for state guaranty funds, secondary-injury funds, residual market programs and other mandatory pooling arrangements may reduce our profitability.
Most states require insurance companies licensed to do business in their state to participate in guaranty funds, which require the insurance companies to bear a portion of the unfunded obligations of impaired, insolvent or failed insurance companies. These obligations are funded by assessments, which are expected to continue in the future. State guaranty associations levy assessments, up to prescribed limits, on all member insurance companies in the state based on their proportionate share of premiums written in the lines of business in which the impaired, insolvent or failed insurance companies are engaged. Accordingly, the assessments levied on us may increase as we increase our written premiums. These funds are supported by either assessments or premium surcharges based on incurred losses.
In addition, as a condition to conducting business in some states, insurance companies are required to participate in residual market programs to provide insurance to those who cannot procure coverage from an insurance carrier on a negotiated basis. Insurance companies generally can fulfill their residual market obligations by, among other things, participating in a reinsurance pool where the results of all policies provided through the pool are shared by the participating insurance companies. Although we price our insurance to account for our potential obligations under these pooling arrangements, we may not be able to accurately estimate our liability for these obligations. Accordingly, mandatory pooling arrangements may cause a decrease in our profits. Further, the impairment, insolvency or failure of other insurance companies in these pooling arrangements would likely increase the liability for other members in the pool. The effect of assessments and premium surcharges or increases in such assessments or surcharges could reduce our profitability in any given period or limit our ability to grow our business.
Risks Related to Our Relationship with Tiptree
The dual class structure of our common stock will have the effect of concentrating voting control with Tiptree, who will hold in the aggregate       % of the voting power of our capital stock following the completion of this offering, preventing you and other stockholders from influencing significant decisions, including the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval.
Our Class B common stock, which is held by Tiptree, has 10 votes per share and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. The dual class structure of our common stock has the effect of concentrating voting control with Tiptree. Immediately following the completion of this offering, Tiptree will hold       % of the voting power of our outstanding common stock. The liquidity of shares of our Class A common stock in the market may be constrained for as long as Tiptree continues to hold a significant percentage of the voting power of our outstanding common stock. A lack of liquidity in our Class A common stock could depress the price of our Class A common stock.
In addition, we expect to enter into a stockholders’ agreement with Tiptree, which will remain in effect for as long as Tiptree controls the majority of our voting power. Under the stockholders’ agreement, Tiptree will have the right to designate six persons for nomination for election to our seven-member Board of Directors, including our Chairman. Additionally, we will be required to obtain Tiptree’s prior written approval before undertaking certain significant corporate actions. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”
As a result, for so long as Tiptree controls the majority of the voting power of our outstanding common stock, it will determine the composition of our Board of Directors and the outcome of all corporate actions requiring stockholder approval. Even if Tiptree were to dispose of certain of its shares of our Class B common stock such that it would control less than a majority of the voting power of our outstanding common stock, it may be able to influence the outcome of corporate actions so long as it retains a significant portion of our Class B common stock. During the period of Tiptree’s ownership, investors in this offering may not be able to affect the outcome of such corporate actions. For such time as Tiptree owns a controlling interest in or a significant portion of our common stock, it generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, all matters affecting us, including:
•the election of directors;
•determinations with respect to our business direction and policies, including the appointment and removal of officers;
•determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

•our financing and dividend policy;
•determinations with respect to our tax returns; and
•compensation and benefits programs and other human resources policy decisions.
Tiptree may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control or other liquidity event of our Company, could deprive our stockholders of an opportunity to receive a premium for their shares of Class A common stock as part of a sale or other liquidity event and might ultimately affect the market price of our common stock.
Applicable laws and regulations, provisions of our certificate of incorporation and our bylaws and certain contractual rights granted to Tiptree may discourage takeover attempts and business combinations that stockholders might consider in their best interests.
Applicable laws, provisions of our certificate of incorporation and our bylaws and certain contractual rights that will be granted to Tiptree may delay, deter, prevent, render more difficult or discourage a merger, tender offer or proxy context, the assumption of control by a holder of a large block of our securities, the removal of incumbent management or a takeover attempt that our stockholders might consider in their best interests. For example, they may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may have a material adverse effect on the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.
Our certificate of incorporation and our bylaws contain provisions that are designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which could discourage acquisitions that some stockholders may favor. These provisions provide for:
•a Board of Directors divided into three classes with staggered terms;
•advance notice requirements regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;
•the right of the Board of Directors to issue one or more series of preferred stock with such powers, rights and preferences as the Board of Directors shall determine;
•allowing only the Board of Directors to fill newly created directorships or vacancies on the Board of Directors;
•limitations on the ability of stockholders to call special meetings of stockholders and take action by written consent;
•a 66 2/3% stockholder vote requirement to amend our certificate of incorporation;
•express authorization for the Board of Directors to modify, alter or repeal our bylaws; and
•the requirement that a 662/3% vote is necessary to remove directors.
Additionally, Section 203 of the Delaware General Corporation Law (the “DGCL”) prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person, individually or together with any other interested stockholder, who owns or within the last three years has owned 15% of our voting stock, unless the business combination is approved in a prescribed manner. We have elected to opt out of Section 203 of the DGCL. However, our certificate of incorporation contains a provision that is of similar effect, except that it exempts from its scope Tiptree and any of its affiliates, as described under “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws.”

These limitations may have a material adverse effect on the prevailing market price and market for our Class A common stock if they are viewed as limiting the liquidity of our stock or discouraging takeover attempts in the future.
If Tiptree sells a controlling interest in our Company to a third party in a private transaction, you may not realize any change of control premium on shares of our Class A common stock and we may become subject to the control of a presently unknown third party.
Following the completion of this offering, Tiptree will own       % of the voting power of our outstanding common stock. Subject to the provisions of the lock-up agreement entered into in connection with this offering, Tiptree will not be restricted from selling some or all of its shares of Class B common stock in a privately negotiated transaction or otherwise, and a sale of its shares, if sufficient in size, could result in a change of control of our Company.
The ability of Tiptree to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our Class A common stock held by our other stockholders, could prevent you from realizing any change of control premium on your shares of our Class A common stock that may otherwise accrue to Tiptree on its private sale of our common stock. Additionally, if Tiptree privately sells its controlling equity interest in our Company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other stockholders. In addition, if Tiptree sells a controlling interest in our Company to a third party, our other commercial agreements and relationships, including any remaining agreements with Tiptree, could be impacted, all of which may have a material adverse effect on our ability to run our business as described herein and may have a material adverse effect on our business, results of operations, financial condition and cash flows.
For so long as Tiptree controls a majority of the voting power of our outstanding common stock, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Upon completion of this offering, we will qualify as a “controlled company” within the meaning of the corporate governance standards of the NYSE because Tiptree will control a majority of the voting power of our outstanding common stock entitled to vote in the election of directors. A “controlled company” may elect not to comply with certain corporate governance requirements of the NYSE. For so long as we are a “controlled company,” we may take advantage of available “controlled company” exemptions from compliance with certain corporate governance requirements under NYSE rules, including:
•the requirement that a majority of the Board of Directors consist of independent directors;
•the requirement that our compensation, nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•the requirement for an annual performance evaluation of our corporate governance and compensation committees.
While Tiptree controls a majority of the voting power of our outstanding common stock, we may avail ourselves of the option to not have a majority of independent directors or nominating and corporate governance and compensation committees consisting entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
Tiptree may compete with us.
Tiptree will not be restricted from competing with us in the insurance business. If Tiptree decides to engage in the type of business we conduct, it may have a competitive advantage over us, which may cause our business, results of operations, financial condition and cash flows to be materially adversely affected.

Certain of our directors may have actual or potential conflicts of interest because of their positions with Tiptree and will have limited liability to us or you for breach of fiduciary duty.
Following this offering, certain of our directors will remain employees of Tiptree. Such directors own and are expected to continue to own Tiptree common stock or equity awards. For certain of these individuals, their holdings of Tiptree common stock or equity awards may be significant, including compared to their total assets. Their position at Tiptree and the ownership of any Tiptree equity or equity awards creates, or may create the appearance of, conflicts of interest when these directors are faced with decisions that could have different implications for Tiptree than for us. These potential conflicts could arise, for example, over matters such as the desirability of changes in our business and operations, funding and capital matters, regulatory matters and agreements with Tiptree.
Provisions relating to certain relationships and transactions in our certificate of incorporation address certain potential conflicts of interest between us, on the one hand, and Tiptree and its officers who are directors of our Company, on the other hand. By becoming our stockholder, you will be deemed to have notice of and have consented to these provisions of our certificate of incorporation. Although these provisions are designed to resolve certain conflicts between us and Tiptree fairly, we cannot assure you that any conflicts will be so resolved. The principles for resolving these potential conflicts of interest are described under “Description of Capital Stock— Corporate Opportunities.”
Additionally, our certificate of incorporation provides that, subject to any contractual provision to the contrary, Tiptree will have no obligation to refrain from:
•engaging in the same or similar business activities or lines of business as we do; or
•doing business with any of our customers or vendors.
Under our certificate of incorporation, neither Tiptree nor any officer or director of Tiptree, including our directors who are also Tiptree employees, except as provided therein, is liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities.
Risks Related to Our Initial Public Offering and Ownership of Our Class A Common Stock
Laws and regulations of the jurisdictions in which we conduct business could delay, deter, or prevent an attempt to acquire control of us that stockholders might consider to be desirable, and may restrict a stockholder’s ability to purchase our common stock.
Generally, United States insurance holding company laws require that, before a person can acquire control of an insurance company, prior written approval must be obtained from the insurance regulatory authorities in the state in which that insurance company is domiciled. Pursuant to applicable laws and regulations, “control” over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote, or holds proxies representing 10% or more of the voting securities of that insurer or any parent company of such insurer. Indirect ownership includes ownership of the shares of our common stock. Thus, the insurance regulatory authorities of the states in which our insurance subsidiaries are domiciled are likely to apply these restrictions on acquisition of control to any proposed acquisition of our common stock. Some states require a person seeking to acquire control of an insurer licensed but not domiciled in that state to make a filing prior to completing an acquisition if the acquirer and its affiliates, on the one hand, and the target insurer and its affiliates, on the other hand, have specified market shares in the same lines of insurance in that state. Additionally, many foreign jurisdictions where we conduct business impose similar restrictions and requirements.
These provisions can also lead to the imposition of conditions on an acquisition that could delay or prevent its consummation. These laws may discourage potential acquisition proposals and may delay, deter or prevent a change in control of us through transactions, and in particular unsolicited transactions, that some or all of our stockholders might consider to be desirable.

An active trading market for our Class A common stock may not develop, and you may not be able to sell your Class A common stock at or above the initial public offering price.
Currently, there is no public market for our Class A common stock. An active trading market for shares of our Class A common stock may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your shares of Class A common stock at an attractive price, or at all. The price for our Class A common stock in this offering was determined by negotiations among Tiptree, us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell your Class A common stock at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling our Class A common stock, and it may impair our ability to attract and motivate our employees through equity incentive awards and our ability to acquire other companies by using our Class A common stock as consideration.
The price of our Class A common stock may fluctuate substantially.
You should consider an investment in our Class A common stock to be risky, and you should invest in our Class A common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of our Class A common stock to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:
•our announcements or our competitors’ announcements regarding new products, enhancements, significant contracts, acquisitions or strategic investments;
•changes in earnings estimates or recommendations by securities analysts, if any, who cover our Class A common stock;
•failures to meet external expectations or management guidance;
•fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•incurrence of significant losses or other charges;
•changes in our capital structure or dividend policy, future issuances of securities, sales of large blocks of Class A common stock by our stockholders, including Tiptree, or our incurrence of additional debt;
•reputational issues;
•changes in general economic and market conditions in or any of the regions in which we conduct our business;
•changes in industry conditions or perceptions;
•changes in applicable laws, rules or regulations and other dynamics; and
•announcements or actions taken by Tiptree as our principal stockholder.
In addition, if the market for stocks in our industry or related industries, or the stock market in general, experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, results of operations, financial condition or cash flows. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be costly to defend and a distraction to management.
You will incur immediate dilution as a result of this offering.
If you purchase Class A common stock in this offering, you will pay more for your shares than the pro forma net tangible book value of your shares. As a result, assuming you purchase shares at $      , the midpoint of the price

range set forth on the cover page of this prospectus, you will incur immediate dilution of $       per share, representing the difference between the initial public offering price and our pro forma net tangible book earnings per share as of December 31, 2020 after giving effect to the Corporate Conversion and this offering. Accordingly, should we be liquidated at our book value, you would not receive the full amount of your investment.
Future sales of our common stock or securities convertible into or exchangeable for common stock, including after the expiration of the lock-up period, or the perception that such sales may occur, could depress the market price of our Class A common stock.
We are unable to predict with certainty whether or when Tiptree will sell a substantial number of shares of our common stock. The sale by Tiptree of a substantial number of shares after this offering, or a perception that such sales could occur, could significantly reduce the market price of our Class A common stock. In particular, Tiptree and our executive officers and directors have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell, directly or indirectly, any shares of or convertible into Class A common stock without the permission of BofA Securities, Inc. and Barclays Capital Inc. for a period of 180 days following the date of this prospectus. We refer to such period as the lock-up period. When the lock-up period expires, we and Tiptree will be able to sell shares of our common stock in the public market. In addition, BofA Securities, Inc. and Barclays Capital Inc. may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See “Shares Eligible for Future Sale.” Sales of a substantial number of such shares upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to decline or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.
We may also issue additional shares of Class A common stock or securities convertible into or exchangeable for shares of Class A common stock to finance future acquisitions or for other corporate purposes. The size of future issuances, if any, or the effect that such issuances would have on the market price of our common stock is unknown, but sales of substantial amounts of securities in the market in the public market, or the perception that such sales could occur, could have a material adverse effect on the market price of our common stock. Any such issuance would also result in substantial dilution to our existing stockholders.
We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We do not intend to pay any cash dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Board of Directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
We cannot predict the impact our capital structure may have on our stock price.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity or other adverse consequences. For example, certain index providers, such as S&P Dow Jones, have restrictions on including companies with dual-class share structures in certain of their indices. Accordingly, the dual-class structure of our common stock would make us ineligible for inclusion in certain indices. It is unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. Since mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices may not invest in our Class A common stock, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

We are an emerging growth company, and reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.
We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:
•not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act (the “Sarbanes-Oxley Act”);
•reduced disclosure obligations regarding executive compensation in our annual report on Form 10-K or proxy statement for our annual meeting of stockholders; and
•exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.
As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our Class A common stock held by non-affiliates exceeds $700 million as of the end of any second quarter before that time. We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our Class A common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile.
As a standalone public company, we may expend additional time and resources to comply with rules and regulations that do not currently apply to us, and failure to comply with such rules may lead investors to lose confidence in our financial data.
As a standalone public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Act and regulations of the NYSE. We have established all of the procedures and practices required as a subsidiary of Tiptree, but we must implement others as a separate, standalone public company. Establishing such procedures and practices will increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly and could be burdensome on our personnel, systems and resources. We will devote significant resources to address these public company requirements, including compliance programs and investor relations, as well as our financial reporting obligations. As a result, we have and will continue to incur significant legal, accounting, investor relations and other expenses that we did not previously incur to comply with these rules and regulations. Furthermore, the need to establish the corporate infrastructure necessary for a standalone public company may divert some of management’s attention from operating our business and implementing our strategy. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements.
We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations. In particular, as a public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our annual reports on Form 10-K. Under current rules, we will be subject to these requirements beginning with our annual report on Form 10-K for the year ended December 31, 2022. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our first annual report on Form 10-K required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the JOBS Act. If we are unable to conclude that we have effective internal control over financial reporting, or if our registered public accounting firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

If securities analysts do not publish research or reports about our business or our industry or if they issue unfavorable commentary or negative recommendations with respect to our Class A common stock, the price of our Class A common stock could decline.
The trading market for our Class A common stock will be influenced by the research and reports that equity research and other securities analysts publish about us, our business and our industry. We do not have control over these analysts and we may be unable to or may be slow to attract research coverage. One or more analysts could issue negative recommendations with respect to our Class A common stock or publish other unfavorable commentary or cease publishing reports about us, our business or our industry. If one or more of these analysts cease coverage of us, we could lose visibility in the market. As a result of one or more of these factors, the market price of our common stock price could decline rapidly and our common stock trading volume could be adversely affected.
We have broad discretion in the use of the net proceeds from the sale of shares by us in this offering and may not use them effectively.
We may use the proceeds for any of the purposes described in “Use of Proceeds” or other purposes as determined by our management. Our management has broad discretion over how these proceeds are to be used and could spend the proceeds in ways with which you may not agree. In addition, we may not use the proceeds of this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the proceeds, and we cannot predict how long it will take to deploy the proceeds.
Our certificate of incorporation will designate specific courts as the sole and exclusive forum for certain claims or causes of action that may be brought by our stockholders, which could discourage lawsuits against us and our directors and officers.
Our certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined below) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of claims: (i) any derivative claim brought in the right of the Company, (ii) any claim asserting a breach of a fiduciary duty to the Company or the Company’s stockholders owed by any current or former director, officer or other employee or stockholder of the Corporation, (iii) any claim against the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws, (iv) any claim to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, (v) any claim against the Company governed by the internal affairs doctrine and (vi) any other claim, not subject to exclusive federal jurisdiction and not asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), brought in any action asserting one or more of the claims specified in clauses (a)(i) through (v) herein above (each a “Covered Claim”). This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act.
Our certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our certificate of incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company will be deemed to have notice of and consented to these choice of forum provisions and waived any argument relating to the inconvenience of the forums in connection with any Covered Claim.
The choice of forum provisions to be contained in our certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. While the Delaware courts have determined that such choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions to be contained in our certificate of incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise, which could cause us to incur additional costs associated with resolving such action in other jurisdictions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are based on management’s beliefs and assumptions and on information currently available to management. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential,” “future,” “seek,” “would” or “continue” or the negative of these terms or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements concerning:
•our strategies to continue our growth trajectory, expand our distribution network and maintain underwriting profitability;
•our ability to enter new and existing markets and the speed at which we will be able to do so, including meeting our expectation of rapid growth in Europe in the coming years in our automobile, mobile device, consumer electronic, appliance and furniture lines;
•our acquisition strategies;
•developments related to our competitors and our industry;
•the ability of our proprietary technology to evolve and support our growth;
•regulatory developments in the United States and foreign countries;
•our ability to attract and retain key management personnel;
•our intentions to retain any future earnings for use in the operation of our business and not to declare or pay any cash dividends for the foreseeable future; and
•our use of proceeds from this offering, estimates of our expenses, capital requirements and needs for additional financing.
The forward-looking statements in this prospectus are only predictions and are based largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of known and unknown risks, uncertainties and assumptions, including those described under the sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as guarantees of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risks and uncertainties may emerge from time to time, and it is not possible for management to predict all risks and uncertainties. Except as required by applicable law, we are not obligated to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

USE OF PROCEEDS
We estimate the net proceeds to us from this offering will be approximately $       million, or approximately $      if the underwriters exercise their option to purchase additional shares of Class A common stock in full, based on an assumed public offering price of $      per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) the net proceeds to us from this offering by approximately $       million, after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of 1.0 million in the number of shares offered by us, as set forth on the cover page of this prospectus would increase (decrease) the net proceeds to us from this offering by approximately $       million, after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us, assuming the assumed public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. Any increase or decrease in the net proceeds would not change our intended use of proceeds.
We intend to use the net proceeds from this offering, together with our cash on hand, to execute our growth strategy, repay $      in aggregate principal amount under the Fortress Credit Facility, along with related premiums, accrued and unpaid interest, and use the remainder for working capital and general corporate purposes.
The Fortress Credit Facility, for which we are a guarantor, matures on February 21, 2025. Loans under the Fortress Credit Facility currently bear interest at a variable rate per annum equal to LIBOR (with a minimum LIBOR rate of 1.00%), plus a margin of 6.75% per annum. The Fortress Credit Facility was entered into in connection with the Smart AutoCare acquisition. The net proceeds from borrowings under the Fortress Credit Facility were used to repay Tiptree’s prior credit agreement with Fortress Credit Corp. and for working capital and general corporate purposes.
Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with complete certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the actual amounts that we will spend on the uses set forth above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

DIVIDEND POLICY
We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our common stock will be at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our Board of Directors considers relevant. In addition, the terms of the agreements governing the indebtedness of certain of our subsidiaries restrict, and we may enter into additional agreements in the future that place further restrictions on, the payment of dividends. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends.
Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. As a holding company without significant operations of our own, the principal sources of our funds are dividends and other payments from our subsidiaries. The ability of our insurance company subsidiaries to pay dividends to us is subject to limits under insurance laws of the states in which our insurance company subsidiaries are domiciled or commercially domiciled. See “Risk Factors—Our ability to pay dividends to stockholders will depend on distributions from our subsidiaries that may be subject to restrictions and income from assets.”

CORPORATE CONVERSION
We currently operate as a Delaware limited liability company under the name The Fortegra Group, LLC. Prior to the effectiveness of the registration statement of which this prospectus forms a part, The Fortegra Group, LLC will convert into a Delaware corporation pursuant to a statutory conversion and change its name to The Fortegra Group, Inc. In this prospectus, we refer to all of the transactions related to our conversion to a corporation described above as the Corporate Conversion.
In conjunction with the Corporate Conversion, all of the outstanding limited liability company interests of The Fortegra Group, LLC will be converted into an aggregate of               shares of our Class B common stock. In connection with the Corporate Conversion, The Fortegra Group, Inc. will continue to hold all property and assets of The Fortegra Group, LLC and will assume all of the debts and obligations of The Fortegra Group, LLC. The Fortegra Group, Inc. will be governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, portions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, the members of the Board of Directors of The Fortegra Group, LLC will become the members of the Board of Directors of The Fortegra Group, Inc. and the officers of The Fortegra Group, LLC will become the officers of The Fortegra Group, Inc.
The purpose of the Corporate Conversion is to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering Class A common stock to the public in this offering—is a corporation rather than a limited liability company and so that our existing sole member will own our common stock rather than membership interests in a limited liability company.
Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of The Fortegra Group, LLC and its consolidated operations. We do not expect that the Corporate Conversion will have a material effect on the results of our core operations.

CAPITALIZATION
The following table sets forth our consolidated cash and cash equivalents and capitalization as of December 31, 2020 (i) on an actual basis, (ii) on a pro forma basis giving effect to Fortegra’s payment of a $          dividend to Tiptree on               , 2021, the Corporate Conversion and the adoption of our certificate of incorporation and bylaws and (iii) on a pro forma as adjusted basis, to give further effect to this offering and the use of $          of the proceeds therefrom to repay indebtedness under the Fortress Credit Facility.
The information in this table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto appearing elsewhere in this prospectus.

As of December 31, 2020
	Actual	Pro Forma	Pro Forma (As Adjusted)
(Dollars in thousands, except per share data)
Cash and cash equivalents	$	$	$
Indebtedness:
Junior Subordinated Notes due 2057	$	$	$
Preferred trust securities
Debt associated with asset-based lending(1)
Total debt
Member’s Equity:
Limited liability company interest
Stockholders’ Equity:
Additional paid-in capital
Class A common stock, par value $ per share: no shares authorized, issued or outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted
Class B common stock, par value $ per share: no shares authorized, issued or outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted
Total member’s / stockholders’ equity
Total capitalization	$	$	$
__________________
(1)Asset based debt is generally recourse only to specific assets and cash flows and is not recourse to Fortegra.
The table set forth above is based on the number of Class A common stock and Class B common stock outstanding as of December 31, 2020. The table does not reflect shares of Class A common stock reserved for issuance under the Incentive Plan, which we plan to adopt in connection with this offering.
Additionally, the information presented above assumes an initial offering price of $          per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.
Each $1.00 increase (decrease) in the assumed public offering price of $          per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus would increase (decrease) each of our as adjusted paid-in capital, total stockholders’ equity and total capitalization by approximately $          million, $          million and $          million, respectively, in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase of 1.0 million shares in the number of shares offered by us at an assumed offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus would increase each of our as adjusted paid-in capital, total stockholders’ equity and total capitalization by approximately $          million, $          million and $          million, respectively. Similarly, each decrease of 1.0 million shares in the number of shares offered by us, at an assumed offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would decrease each of our as adjusted paid-in capital, total stockholders’ equity and total capitalization by approximately $          million, $          million and $          million, respectively. The as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION
If you invest in our Class A common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our Class A common stock after this offering and the use of proceeds therefrom.
As of December 31, 2020, after giving effect to the Corporate Conversion, we had net tangible book value of approximately $      million, or $         per share of common stock, based on               shares of our common stock outstanding. Net tangible book value per share represents total tangible assets less total liabilities divided by the number of shares outstanding. After giving effect to (i) the sale of shares of Class A common stock in this offering, based upon an assumed initial public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated offering expenses payable by us and (ii) the use of $          of the proceeds from this offering to repay indebtedness under the Fortress Credit Facility, as described under the heading “Use of Proceeds,” as if each had occurred on December 31, 2020, our adjusted net tangible book value as of December 31, 2020 would have been approximately $      or $      per share. This represents an immediate decrease in net tangible book value of $      per share to existing stockholders and an immediate dilution of $       per share to new investors purchasing Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Per Share
Assumed initial public offering price per share	$
Net tangible book value per share as of December 31, 2020	$
Increase in net tangible book earnings per share attributable to this offering and use of proceeds therefrom
As adjusted net tangible book earnings per share after this offering
Dilution per share to new investors	$
Each $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) our as adjusted net tangible book value after this offering by approximately $      million, or $      per share of Class A common stock, and the dilution per share to new investors by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us.
An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) our as adjusted net tangible book value after this offering by approximately $      million, or $       per share of Class A common stock, and the dilution per share to new investors by $      , assuming the public offering price of $      per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and other estimated offering expenses payable by us.
The following table sets forth, as of December 31, 2020, the total number of shares owned by our existing stockholder, and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholder and to be paid by new investors purchasing shares in this offering. The calculation below is based on an assumed initial public offering price of $     per share of Class A common stock, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting the assumed underwriting discounts and commissions and other estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(in thousands, other than shares and percentages)
Existing stockholder		%	$	%	$
New investors
Total		%	$	%	$

A $1.00 increase (decrease) in the assumed initial offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $       million, $       million and $ per share of Class A common stock, respectively. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $      million, $       million and $       per share, respectively.
The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares from us in this offering is exercised in full, the number of shares owned by our existing stockholder will be       , or approximately       % of the total number of the total number of common shares outstanding after this offering, and the number of shares held by new investors in this offering after the completion of this offering will be       , or approximately       % of the total number of common shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following table sets forth our historical audited consolidated financial information for the periods and dates indicated.
The balance sheet data as of December 31, 2019 and 2020 and the statements of operations and cash flow data for the fiscal years ended December 31, 2019 and 2020 have been derived from our consolidated financial statements appearing elsewhere in this prospectus, which have been prepared in accordance with GAAP. The historical consolidated financial information for 2019 has been audited by Deloitte & Touche LLP, whose report with respect thereto appears elsewhere in this prospectus.
Historical results are not indicative of the results to be expected in the future. You should read the following data together with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.
In addition to GAAP results, management uses certain key performance metrics and ratios and non-GAAP financial measures. These non-GAAP financial measures are not measurements of financial performance or liquidity under GAAP and should not be considered as an alternative or substitute for GAAP earned premiums, net, income before taxes, net income or any other measure derived in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics and Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Reconciliations.”

($ in thousands)	Year Ended December 31,
	2020	2019
Selected Income Statement Data:
Earned premiums, net	$	$499,108
Service and administrative fees		106,238
Net investment income		8,671
Total revenues		635,085
Total expenses		598,055
Income before taxes		37,030
Net income		28,575

Key Performance Metrics and Ratios:
Gross written premiums and premium equivalents	$	$1,297,042
Underwriting ratio	%	76.5%
Expense ratio	%	15.9%
Combined ratio	%	92.4%
Return on average equity	%	10.7%

Non-GAAP Financial Measures(1):
Adjusted net income	$	$32,806
Adjusted return on average equity	%	12.3%

Selected Balance Sheet Data:
Cash and cash equivalents and investments	$	$565,920
Total assets		1,730,636
Policy liabilities and unpaid claims		144,384
Unearned premiums and deferred revenue		849,336
Total debt(2)		199,304
Total member’s equity		273,809

Earnings per share of common stock: (3)
Basic
Class A
Class B
Diluted
Class A
Class B

Weighted-average shares of common stock outstanding:
Basic and Diluted
Class A
Class B
__________________
(1)Adjusted net income and adjusted return on average equity are non-GAAP financial measures. For a discussion of non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Reconciliations.” In addition, for a description of our revenue recognition policies, see “The Fortegra Group, LLC Audited Consolidated Financial Statements—Note (2) Summary of Significant Accounting Policies— Revenue Recognition.”
(2)Includes $          and $21,524 of debt associated with asset-based lending as of December 31, 2020 and December 31, 2019, respectively.
(3)The historical earnings per unit is not meaningful or comparable because, prior to the Corporate Conversion, The Fortegra Group, LLC was a single member LLC. Accordingly, earnings per unit is not presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion should be read in conjunction with our consolidated annual financial statements. The statements in the discussion and analysis regarding our expectations regarding the performance of our business and other forward-looking statements are subject to numerous known and unknown risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. You should read the following discussion together with the sections entitled “Risk Factors,” “Prospectus Summary—Summary Consolidated Financial Information and Other Data,” “Selected Consolidated Financial and Other Data” and the historical audited consolidated financial statements, including the related notes, appearing elsewhere in this prospectus.
Our Management’s Discussion and Analysis of Financial Conditions and Results of Operations is presented in this section as follows:
•Overview
•Results of Operations
•Key Performance Metrics
•Non-GAAP Measures
•Non-GAAP Reconciliations
•Liquidity and Capital Resources
•Financial Condition
•Critical Accounting Policies and Estimates
•Emerging Growth Company Status
•Quantitative and Qualitative Disclosure About Market Risk
Overview
The Fortegra Group, LLC is a holding company (together with its consolidated subsidiaries, collectively, “Fortegra,” the “Company,” or “we”) organized in Delaware with headquarters in Jacksonville, Florida. The Company is a specialty insurance program underwriter and service provider, which focuses on niche business mixes and fee-oriented services. Our combination of specialty insurance underwriting, warranty and service contract products, and related service solutions delivered through a vertically integrated business model creates a blend of traditional underwriting revenues, investment income and unregulated fee revenues. We are an agent-driven business model, distributing our products through independent insurance agents, consumer finance companies, online retailers, auto dealers, and regional big box retailers to deliver products that complement the consumer transaction.
2020 Financial Highlights
•Earned premiums, net of $      million as compared to $499.1 million in 2019.
•Total revenues of $      million, including $       million from service and administrative fees, as compared to $635.1 million and $106.2 million, respectively, in 2019.
•Net income of $      million, as compared to $28.6 million in 2019; income before taxes of $          million, as compared to $37,030 in 2019; adjusted net income of $      million, as compared to $32.8 million in 2019. Return on average equity of      % for the year ended December 31, 2020 as compared to 10.7% for the year ended December 31, 2019, with adjusted return on average equity of     %, as compared to 12.3% in the prior year.

•Gross written premiums and premium equivalents of $     million for the year ended December 31, 2020, as compared to $1,297.0 million for the year ended December 31, 2019.
•Combined ratio of       %, consisting of an underwriting ratio of       % and an expense ratio of       %, as compared to 92.4%, 76.5% and 15.9%, respectively, in 2019.
•As of December 31, 2020, total cash and cash equivalents and total investments of $      million, as compared to $565.9 million as of December 31, 2019. As of December 31, 2020,        % of the portfolio was invested in high-credit quality fixed income securities with an average rating of A.A. and a weighted average duration of          years, as compared to 82.1% and 2.5 years, respectively, in 2019.
•Pre-tax yield on the portfolio of cash and cash equivalents and total investments was     % for the year ended December 31, 2020 as compared to 2.41% as of December 31, 2019.
•Total member’s equity of $      million as of December 31, 2020, as compared to $273.8 million as of December 31, 2019.
•In January 2020, we acquired Smart AutoCare, a rapidly growing vehicle warranty and service contract administrator in the United States with approximately $200.0 million of gross written premiums and premium equivalents for the year ended December 31, 2019. The acquisition expanded our warranty distribution channels and dramatically increased our presence in the auto warranty sector.
•On December 31, 2020, we acquired Sky Auto to further expand our presence in the warranty sector. The acquisition supplements our distribution with direct marketing capabilities.

Results of Operations

($ in thousands)	Year Ended December 31
	2020	2019	Change	% Change
Revenues:
Earned premiums, net	$	$499,108	$	%
Service and administrative fees		106,238
Ceding commissions		9,608
Net investment income		8,671
Net realized and unrealized gains (losses)		6,896
Other revenue		4,564
Total revenues		635,085
Expenses:
Net losses and loss adjustment expenses		151,009		%
Member benefit claims		19,672
Commission expense		303,058
Operating and other expenses		100,445
Interest expenses		14,766
Depreciation and amortization		9,105
Total expenses		598,055
Income before taxes		37,030
Less: provision (benefit) for income taxes		8,455
Net income		28,575
Net income attributable to The Fortegra Group, LLC unitholder	$	$27,160	$	%
Key Performance Metrics:
Gross written premiums and premium equivalents	$	$1,297,042	$	%
Return on average equity	%	10.7%
Underwriting ratio	%	76.5%
Expense ratio	%	15.9%
Combined ratio	%	92.4%
Non-GAAP Financial Measures(1):
Adjusted net income	$	$32,806	$	%
Adjusted return on average equity	%	12.3%
__________________
(1)See “—Non-GAAP Reconciliations” for a discussion of non-GAAP financial measures. In addition, for a description of our revenue recognition policies, see “The Fortegra Group, LLC Audited Consolidated Financial Statements—Note (2) Summary of Significant Accounting Policies— Revenue Recognition.”
Revenues
Earned Premiums, net
Earned premiums, net represent the earned portion of our gross written premiums, less the earned portion that is ceded to third-party reinsurers under our reinsurance agreements, as well as the earned portion of our assumed premiums. Our insurance policies generally have a term of six months to seven years depending on the underlying product and premiums are earned pro rata over the term of the policy. At the end of each reporting period, premiums written but not earned classify as unearned premiums and earn in subsequent periods over the remaining term of the policy.
Service and Administrative Fees
Service and administrative fees represent the earned portion of our gross written premiums and premium equivalents, which is generated from non-insurance programs including warranty service contracts, motor clubs programs and other services offered as part of our vertically integrated product offerings. Such fees are typically positively correlated with transaction volume and are recognized as revenue when realized and earned. At the end of each reporting period, gross written premiums and premium equivalents written for service contracts not earned are classified as deferred revenue, which are earned in subsequent periods over the remaining term of the policy.
Ceding Commissions and Other Revenue
Ceding commissions and other revenue consists of commissions earned on policies written on behalf of third-party insurance companies with no exposure to the insured risk and certain fees earned in conjunction with underwriting policies. Other revenue also includes the interest income earned on our premium finance product offering.
Net Investment Income
We earn investment income on our portfolio of invested assets. Our invested assets are primarily comprised of fixed maturity securities, and may also include cash and cash equivalents and equity securities. The principal factors that influence net investment income are the size of our investment portfolio, the yield on that portfolio and expenses due to external investment managers.
Net Realized Gains (Losses) and Unrealized Gains (Losses)
Net realized gains (losses) and unrealized gains (losses) on investments are a function of the difference between the amount received by us on the sale of a security and the security’s cost-basis, as well as any “other-than-temporary” impairments recognized in earnings. In addition, we carry our equity securities at fair value with unrealized gains and losses included in this line.
For the year ended December 31, 2020, total revenues were $          million, as compared to $635.1 million for the year ended December 31, 2019.
Revenues related to underwriting activities in the period included $          million of earned premiums, net, $          million of service and administration fees, $          million of ceding commissions, and $          million of other revenue, as compared to $499.1 million, $106.2 million, $9.6 million and $4.6 million, respectively, for the year ended December 31, 2019.
Revenues attributable to investing activities consisted of $          million of investment income and $          million of net realized gains (losses) and unrealized gains (losses), as compared to $8.7 million and $6.9 million, respectively, for the year ended December 31, 2019.
For the year ended December 31, 2019, 19% of our revenues were derived from fees that are not solely dependent upon the underwriting performance of our insurance products, resulting in more diversified and consistent earnings. For the year ended December 31, 2019, 78% of our fee-based revenues were generated in non-regulated service companies, with the remainder in our regulated insurance companies.
Expenses
Underwriting and fee expenses under insurance and warranty service contracts include losses and loss adjustment expenses, member benefit claims and commissions expense.
Net Losses and Loss Adjustment Expenses
Net losses and loss adjustment expenses represent actual insurance claims paid, changes in unpaid claim reserves, net of amounts ceded and the costs of administering claims for insurance lines. Incurred claims are impacted by loss frequency, which is a measure of the number of claims per unit of insured exposure, and loss severity, which is based on the average size of claims. Loss occurrences in our insurance products are characterized by low severity and high frequency. Factors affecting loss frequency and loss severity include the volume of underwritten contracts, changes in claims reporting patterns, claims settlement patterns, judicial decisions, economic conditions, morbidity patterns and the attitudes of claimants towards settlements. Losses and loss adjustment expenses are based on an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods.
Member Benefit Claims
Member benefit claims represent the costs of services and replacement devices incurred in warranty and motor club service contracts. Member benefit claims represent claims paid on behalf of contract holders directly to third-party providers for roadside assistance and for the repair or replacement of covered products. Claims can also be paid directly to contract holders as a reimbursement payment, provided supporting documentation of loss is submitted to the Company. Claims are recognized as expense when incurred.
Commission Expense
Commission expenses reflect commissions we pay retail agents, program administrators and managing general underwriters, net of ceding commissions we receive on business ceded under certain reinsurance contracts. In addition, commission expenses include premium-related taxes. Commission expenses related to each policy we write are deferred and amortized to expense in proportion to the premium earned over the policy life.
Commission expense is incurred on most product lines, the majority of which are retrospective commissions paid to agents, distributors and retailers selling our products, including credit insurance policies, warranty service contracts and motor club memberships. When claims increase, in most cases our distribution partners bear the risk through a reduction in their retrospective commissions. Credit insurance commission rates are, in many cases, set by state regulators and are also impacted by market conditions and retention levels.
For the year ended December 31, 2020, net losses and loss adjustment expenses were $          million, member benefit claims were $          million and commission expense was $          million, as compared to $151.0 million, $19.7 million and $303.1 million, respectively, for the year ended December 31, 2019.
Operating and Other Expenses
Operating and other expenses represent the general and administrative expenses of our insurance operations including employee compensation and benefits and other expenses, including, technology costs, office rent, and professional services fees, such as legal, accounting and actuarial services.
For the year ended December 31, 2020, employee compensation and benefits were $          million and other expenses were $          million, as compared to $49.8 million and $50.7 million, respectively, for the year ended December 31, 2019.
Interest Expense
Interest expense consists primarily of interest expense on our corporate revolving debt, our Notes, our preferred trust securities due June 15, 2037 (“Preferred Trust Securities”) and asset-based debt for our premium finance and warranty service contract financing.
For the year ended December 31, 2020, interest expense was $          million, including $          million on asset-based and premium financing on investments, $          million on our working capital facility, $          million on the Preferred Trust Securities and $          million on the Junior Subordinated Notes Due 2057, as compared to $14.8 million, $1.4 million, $0.2 million, $2.3 million and $10.8 million, respectively, for the year ended December 31, 2019.
Depreciation and Amortization
Depreciation expense is primarily associated with furniture, fixtures and equipment. Amortization expense is primarily associated with acquisition related, purchase accounting amortization including value associated with acquired customer relationships, trade names and internally developed software and technology.

For the year ended December 31, 2020, depreciation and amortization expense was $          million, including $          million of intangible amortization related to purchase accounting related to the acquisition of both Smart AutoCare and FFC, as compared to $9.1 million and $7.5 million, respectively, for the year ended December 31, 2019, from purchase accounting related to Tiptree’s acquisition of FFC.
Income Before Taxes
Currently our provision for income taxes consists of U.S. federal income taxes and state income taxes imposed by certain states in which we operate. In addition, our provision for income taxes has been and will continue to be significantly impacted by the value of our deferred tax assets and liabilities, particularly our U.S. federal income net operating loss carry-forwards which may or may not be realizable.
The total provision for income taxes of $ million for the year ended December 31, 2020 is reflected as a component of net income. For the year ended December 31, 2020, the Company’s effective tax rate was equal to     %. The effective rate for the year ended December 31, 2020 was          than the statutory rate of 21.0% primarily due to state taxes and other discrete items.
The total provision for income taxes of $8.5 million for the year ended December 31, 2019 is reflected as a component of net income. For the year ended December 31, 2019, the Company’s effective tax rate was equal to 22.8%. The effective rate for the year ended December 31, 2019 was higher than the statutory rate of 21.0% primarily due to state taxes and other discrete items.
Income Before Taxes, Net Income and Net Income Attributable to The Fortegra Group, LLC
Non-controlling interests primarily relate to interests held by management, and, to a lesser extent, third parties. For the year ended December 31, 2020, income attributable to non-controlling interests was $     million as compared to $1.4 million for the year ended December 31, 2019, of which     % and     % represented interests held by management, respectively.
Income before taxes, net income, and net income attributable to The Fortegra Group, LLC were $          million, $          million and $          million, respectively, for the year ended December 31, 2020, as compared to $37.0 million, $28.6 million and $27.2 million, respectively, for the year ended December 31, 2019.
Key Performance Metrics
We discuss certain key performance metrics, described below, which provide useful information about our business and the operational factors underlying our financial performance.
Gross Written Premiums and Premium Equivalents
Gross written premiums and premium equivalents represent total gross written premiums from insurance policies and warranty service contracts issued, as well as premium finance volumes during a reporting period. They represent the volume of insurance policies written or assumed and warranty service contracts issued during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. Gross written premiums is a volume measure commonly used in the insurance industry to compare sales performance by period. Premium equivalents are used to compare sales performance of warranty service and administrative contract volumes to gross written premiums. Investors also use these measures to compare sales growth among comparable companies, while management uses these measures to evaluate the relative performance of various sales channels.

The below table shows gross written premiums and premium equivalents by business mix for the years ended December 31, 2020 and 2019.

	Year Ended December 31,
($ in thousands)	Gross Written Premiums and Premium Equivalents
	2020	2019
U.S. Insurance	$	$965,544
U.S. Warranty Solutions		297,289
Europe Warranty Solutions		34,209
Total	$	$1,297,042
Total gross written premiums and premium equivalents for the year ended December 31, 2020 were $     million consisting of $     million from U.S. Insurance programs, $     million from U.S. Warranty Solutions programs and $     million from European Warranty Solutions programs, as compared to $1.3 billion, $965.5 million, $297.3 million and $34.2 million, respectively, in 2019.
Fortegra has continued to expand product lines to increase gross written premiums and premium equivalents, including the January 2020 acquisition of Smart AutoCare. We believe the continued growth in warranty and light commercial programs, in addition to the acquisition of Smart AutoCare, will result in increased gross written premiums and premium equivalents and therefore growth in unearned premiums and deferred revenues on the balance sheet. The growth in gross written premiums and premium equivalents, combined with higher retention in select products, has resulted in an increase of unearned premiums and deferred revenue on the balance sheet, which was $     million as of December 31, 2020, as compared to $849.3 million as of December 31, 2019.
Combined Ratio, Underwriting Ratio and Expense Ratio
Combined ratio is an operating measure, which equals the sum of the underwriting ratio and the expense ratio. Underwriting ratio, expressed as a percentage, is the ratio of the GAAP line items net losses and loss adjustment expenses, member benefit claims and commission expense to earned premiums, net, service and administrative fees and ceding commissions and other revenue. Expense ratio, expressed as a percentage, is the ratio of the GAAP line items employee compensation and benefits and other expenses to earned premiums, net, service and administrative fees and ceding commissions and other revenue.
A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss. These ratios are commonly used in the insurance industry as a measure of underwriting profitability, excluding earnings on the insurance portfolio. Investors commonly use these measures to compare underwriting performance among companies separate from the performance of the investment portfolio. Management uses these measures to compare the profitability of various products we underwrite as well as profitability among programs of our various agents and sales channels.
Our focus on underwriting expertise, A.I.-driven lead generation, and technology-enhanced administration improves productivity, lowers administrative costs and results in agent relationships sustained over the long term.
The combined ratio was      % for the year ended December 31, 2020, which consisted of an underwriting ratio of      % and an expense ratio of      %, as compared to 92.4%, 76.5% and 15.9%, respectively, for the year ended December 31, 2019. The key drivers of the underwriting ratio include net losses and loss adjustment expenses, member benefit claims and commission expense as compared to earned premiums, net, service and administrative fees, ceding commissions and other revenue. The expense ratio is driven by the cost to sell, underwrite and administer the growing amount of written premiums and equivalents as compared to earned premiums, net, service and administrative fees, ceding commissions and other revenue.

Return on Average Equity
Return on average equity is expressed as the ratio of net income to average member’s equity during the period. Management uses this ratio for resource and capital allocation purposes as a measure of the on-going performance of the totality of the Company’s operations.
Return on average equity was          % for the year ended December 31, 2020, as compared to 10.7%, for the year ended December 31, 2019.
Non-GAAP Financial Measures
Underwriting and Fee Revenues and Underwriting and Fee Margin - Non-GAAP(1)
We generally manage our exposure to the risks we underwrite using both reinsurance (e.g., quota share and excess of loss) and retrospective commission agreements with our agents (e.g., commissions paid are adjusted based on the actual underlying losses incurred), which mitigate our risk. Period-over-period comparisons of revenues and expenses are often impacted by the agents and their PORC’s choice as to their risk retention appetite, specifically earned premiums, net, service and administration fees, ceding commissions, and other revenue, all components of revenue, and losses and loss adjustment expenses, member benefit claims, and commissions paid to our agents and reinsurers. Generally, when losses are incurred, the risk which is retained by our agents and reinsurers is reflected in a reduction in commissions paid.
In order to better explain to investors the underwriting performance of the Company’s programs and the respective retentions between the Company and its agents and reinsurance partners, we use the non-GAAP metrics – underwriting and fee revenues and underwriting and fee margin.
Underwriting and fee revenues represents total revenues excluding net investment income, net realized gains (losses) and net unrealized gains (losses). See “—Non-GAAP Reconciliations” for a reconciliation of underwriting and fee revenues to total revenues in accordance with GAAP.
Underwriting and fee margin represents income before taxes excluding net investment income, net realized gains (losses), net unrealized gains (losses), employee compensation and benefits, other expenses, interest expense and depreciation and amortization. As such, underwriting and fee margin exclude general and administrative expenses, interest income, depreciation and amortization and other corporate expenses, including income taxes, as these corporate expenses support our vertically integrated delivery model and are not specifically supporting any individual business line. See “—Non-GAAP Reconciliations” for a reconciliation of underwriting and fee margin to total revenues in accordance with GAAP.
The below table shows underwriting and fee revenues and underwriting and fee margin by business mix for the years ended December 31, 2020 and 2019. We deliver our products and services on a vertically integrated basis to our agents.

	Year Ended December 31,
($ in thousands)	Underwriting and Fee Revenues(1)		Underwriting and Fee Margin(1)
	2020	2019	2020	2019
U.S. Insurance	$	$519,086	$	$99,025
U.S. Warranty Solutions		93,598		43,945
Europe Warranty Solutions		6,834		2,808
Total	$	$619,518	$	$145,779
__________________
(1)For further information relating to the Company’s underwriting and fee revenues and underwriting and fee margin, including a reconciliation to GAAP financials, see “—Non-GAAP Reconciliations.”
Underwriting and fee revenues were $          million for the year ended December 31, 2020, which included $          million of earned premiums, net, $          million of service and administration fees, $          million of ceding commissions and $          million of other revenue, as compared to $619.5 million, $499.1 million, $106.2 million and $9.6 million, respectively, for the year ended December 31, 2019. Of the total underwriting and fee revenues for the year ended December 31, 2020, the drivers by business mix were: U.S. Insurance $          million, U.S. Warranty Solutions $          million and Europe Warranty Solutions $          million, as compared to $519.1 million, $93.6 million and $6.8 million, respectively, for the year ended December 31, 2019.
Underwriting and fee margin was $     million for the year ended December 31, 2020, which included $     million of U.S. Insurance, and $     million of U.S. Warranty Solutions and $     million of Europe Warranty Solutions, as compared to $145.8 million, $99.0 million, $43.9 million and $2.8 million, respectively, for the year ended December 31, 2019.
Adjusted Net Income and Adjusted Return on Average Equity
Adjusted net income represents income before taxes, less provision (benefit) for income taxes, and excluding the after-tax impact of various expenses that we consider to be unique and non-recurring in nature, including merger and acquisition related expenses, stock-based compensation, net realized gains (losses), net unrealized gains (losses) and intangibles amortization associated with purchase accounting.
Adjusted return on average equity represents adjusted net income expressed on an annualized basis as a percentage of average beginning and ending member’s equity during the period.
Management uses both these measures to allocate resources and capital among business lines and for executive compensation as a measure of the on-going performance of our operations. See “—Non-GAAP Reconciliations” for a reconciliation of adjusted net income and adjusted return on average equity to pretax income and adjusted return on average equity.
For the year ended December 31, 2020, adjusted net income and adjusted return on average equity were $ million and     %, respectively, as compared to $32.8 million and 12.3%, respectively, for the year ended December 31, 2019.
Net Investment Income and Net Realized and Unrealized Gains (Losses) on Investments
Our insurance investment portfolio includes investments held in statutory insurance companies and in unregulated entities. The portfolios held in statutory insurance companies are subject to different regulatory considerations, including with respect to types of assets, concentration limits, affiliate transactions and the use of leverage. Our investment strategy is designed to achieve attractive risk-adjusted returns across select asset classes, sectors and geographies while maintaining adequate liquidity to meet our claims payment obligations. As such, volatility from realized and unrealized gains and losses may impact period-over-period performance. Unrealized gains and losses on equity securities and loans held at fair value impact current period net income, while unrealized gains and losses on Available for Sale (“AFS”) securities impact accumulated other comprehensive income (“AOCI”).
Our net investment income includes interest and dividends, net of investment expenses, on our invested assets. We report net realized gains and losses on our investments separately from our net investment income. We report net unrealized gains and losses on securities classified as AFS separately within AOCI on our balance sheet. For equity securities, investments in bonds, at fair value, and loans, at fair value, we report unrealized gains and losses within net realized gains and losses on the consolidated statement of operations.
For the year ended December 31, 2020, net investment income was $     million driven by interest income on fixed income securities and dividends on equity securities. Net realized gains were $     million driven by sales of fixed income securities and net unrealized gains were $     million driven by value appreciation on our equity securities, as compared to $8.7 million, $4.7 million and $2.2 million, respectively, for the year ended December 31, 2019.
Non-GAAP Reconciliations
In addition to GAAP results, management uses the non-GAAP financial measures underwriting and fee revenues and underwriting and fee margin in order to better explain to investors the underwriting performance of the

Company’s programs and the respective retentions between the Company and its agents and reinsurance partners. We also use the non-GAAP financial measures adjusted net income and adjusted return on average equity as measures of operating performance and as part of our resource and capital allocation process, to assess comparative returns on invested capital and to determine incentive compensation for the Company’s executive officers. Management believes these measures provide supplemental information useful to investors as they are frequently used by the financial community to analyze financial performance and to compare specialty insurance companies. Adjusted net income, adjusted return on average equity, underwriting and fee revenues and underwriting and fee margin are not measurements of financial performance or liquidity under GAAP and should not be considered as an alternative or substitute for earned premiums, net income or any other measure derived in accordance with GAAP.
Underwriting and Fee Revenues and Underwriting and Fee Margin — Non-GAAP
The following tables present program specific revenue and expenses by business mix. We generally manage our exposure to the underwriting risk we assume using both reinsurance (e.g., quota share and excess of loss) and retrospective commission agreements with our partners (e.g., commissions paid are adjusted based on the actual underlying losses incurred), which mitigate our risk. Period-over-period comparisons of revenues and expenses are often impacted by the PORCs and distribution partners’ choice as to whether to retain risk, specifically service and administration fees and ceding commissions, both components of revenue, and policy and contract benefits and commissions paid to our partners and reinsurers. Generally, when losses are incurred, the risk which is retained by our partners and reinsurers is reflected in a reduction in commissions paid. In order to better explain to investors the underwriting performance of the Company’s programs and the respective retentions between the Company and its agents and reinsurance partners, we use the non-GAAP metrics underwriting and fee revenues and underwriting and fee margin.
Underwriting and Fee Revenues — Non-GAAP
We define underwriting and fee revenues as total revenues excluding net investment income, net realized gains (losses) and net unrealized gains (losses). Underwriting and fee revenues represents revenues generated by our underwriting and fee-based operations and allows us to evaluate our underwriting performance without regard to investment income. We use this metric as we believe it gives our management and other users of our financial information useful insight into our underlying business performance. Underwriting and fee revenues should not be viewed as a substitute for total revenues calculated in accordance with GAAP, and other companies may define underwriting and fee revenues differently.

($ in thousands)	Year Ended December 31,
	2020	2019
Total revenues	$	$635,085
Less: Net investment income		(8,671)
Less: Net realized and unrealized gains (losses)		(6,896)
Underwriting and fee revenues	$	$619,518
Underwriting and Fee Margin — Non-GAAP
We define underwriting and fee margin as income before taxes, excluding net investment income, net realized gains (losses), net unrealized gains (losses), employee compensation and benefits, other expenses, interest expense and depreciation and amortization. Underwriting and fee margin represents the underwriting performance of our underwriting and fee-based programs. As such, underwriting and fee margin excludes general administrative expenses, interest expense, depreciation and amortization and other corporate expenses as those expenses support the vertically integrated business model and not any individual component of our business mix. We use this metric as we believe it gives our management and other users of our financial information useful insight into the specific performance of our underlying underwriting and fee program. Underwriting and fee income should not be viewed as a substitute for income before taxes calculated in accordance with GAAP, and other companies may define underwriting and fee margin differently.

($ in thousands)	Year Ended December 31,
	2020	2019
Income before taxes	$	$37,030
Less: Net investment income		(8,671)
Less: Net realized gains (losses) and unrealized gains (losses)		(6,896)
Plus: Depreciation and amortization		9,105
Plus: Interest expense		14,766
Plus: Employee compensation and benefits		49,788
Plus: Other expenses		50,657
Underwriting and fee margin	$	$145,779
Adjusted Net Income — Non-GAAP
We define adjusted net income as income before taxes, less provision (benefit) for income taxes, and excluding the after-tax impact of various expenses that we consider to be unique and non-recurring in nature, including merger and acquisition related expenses, stock-based compensation, net realized gains (losses), net unrealized gains (losses) and intangibles amortization associated with purchase accounting. We use adjusted net income as an internal operating performance measure in the management of business as part of our capital allocation process and to determine incentive compensation for our executive officers. We believe adjusted net income provides useful supplemental information to investors as it is frequently used by the financial community to analyze financial performance between periods and for comparison among companies. Adjusted net income should not be viewed as a substitute for income before taxes calculated in accordance with GAAP, and other companies may define adjusted net income differently.
We present adjustments for amortization associated with acquired intangible assets. The intangible assets were recorded as part of purchase accounting in connection with Tiptree’s acquisition of FFC in 2014 and Smart AutoCare in 2020. The intangible assets acquired contribute to overall revenue generation, and the respective purchase accounting adjustments will continue to occur in future periods until such intangible assets are fully amortized in accordance with the respective amortization periods required by GAAP.

($ in thousands)	Year Ended December 31,
	2020	2019
Income before taxes	$	$37,030
Less: Income tax (benefit) expense		(8,455)
Less: Net realized and unrealized gains (losses)		(6,896)
Plus: Intangibles amortization(1)		7,510
Plus: Stock-based compensation expense		2,891
Plus: Non-recurring expenses		1,975
Less: Tax on adjustments		(1,249)
Adjusted net income	$	$32,806
__________________
(1)Specifically associated with acquisition purchase accounting.
Adjusted Return on Average Equity — Non-GAAP
We define adjusted return on average equity as adjusted net income expressed on an annualized basis as a percentage of average beginning and ending member’s equity during the period. See “—Adjusted Net Income—Non GAAP” above. We use adjusted return on average equity as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted return on average equity should not be viewed as a substitute for return on average equity calculated in accordance with GAAP, and other companies may define adjusted return on average equity differently.

($ in thousands)	Year Ended December 31,
	2020	2019
Adjusted net income(1)	$	$32,806
Average member’s equity		266,397
Adjusted return on average equity	%	12.3%
__________________
(1)See “—Adjusted Net Income—Non GAAP” above.
Liquidity and Capital Resources
Sources and Uses of Funds
Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, capital expenditures, debt service, acquisitions and other commitments and contractual obligations. We historically have derived our liquidity from our invested assets, cash flow from operations, ordinary and extraordinary dividend capacity from our insurance companies and our credit facilities.
Our primary cash requirements include the payment of our claims, operating expenses, interest and principal payments on our debt along with capital expenditures. We may also incur unexpected costs and operating expenses related to any unforeseen disruptions to our facilities and equipment, the loss of key personnel or changes in the credit markets and interest rates, which could increase our immediate cash requirements or otherwise impact our liquidity. Cash flows from non-regulated entities as well as dividends from our statutory companies are the principal sources of cash to meet these obligations.
Our primary sources of liquidity are our invested assets, cash and cash equivalents and availability under our revolving credit facilities. As of December 31, 2020, we had invested assets of $     million, as compared to $450.6 million as of December 31, 2019. As of December 31, 2020, we had cash and cash equivalents of $     million as compared to $115.3 million as of December 31, 2019. As of December 31, 2020, we had $      million of availability under our revolving credit facility, as compared to $50.0 million as of December 31, 2019, in each case subject to certain leverage ratios, among other requirements. Our total corporate debt, which includes our Preferred Trust Securities but excludes our debt associated with asset-based lending, was $        million as of December 31, 2020 as compared to $185.0 million as of December 31, 2019. For a description of our existing indebtedness see “Note (8). Debt, Net.”
In 2020 and 2019, the Company’s insurance company subsidiaries paid $          and $10.2 million, respectively, in ordinary dividends. As of December 31, 2020 and 2019, the amount available for ordinary dividends from the Company’s insurance company subsidiaries was $          and $4.5 million, respectively, in each case, subject to certain leverage ratios.
We believe that our cash flow from operations will provide us with sufficient capital to continue to grow our business and pay interest on the outstanding debt, capital expenditures and other general corporate purposes over the next several years. As we continue to expand our business, including by any acquisitions we may make, we may, in the future, require additional working capital for increased costs.
Cash Flows
Our primary sources of cash flow are gross written premiums and premium equivalents, investment income, reinsurance recoveries, sales and redemptions of investments and proceeds from offerings of debt securities. We use our cash flows primarily to pay operating expenses, losses and loss adjustment expenses, member benefit claims and income taxes.
Our cash flows from operations may differ substantially from our net income due to non-cash expenses or due to changes in balance sheet accounts, particularly the growth in unearned premiums and deferred revenues. The timing of our cash flows from operating activities can also vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant. Therefore, their timing can influence cash flows from operating activities in any given period.
We generated positive cash flows from operations in the year ended December 31, 2019, and management believes that cash receipts from premiums and equivalents, proceeds from investment sales and redemptions, investment income and reinsurance receivables, if necessary, are sufficient to cover cash outflows in the foreseeable future.

($ in thousands)	Year Ended December 31,
	2020	2019
Total Cash Provided By (Used In):
Net Cash Provided By (Used In):
Operating activities	$	$107,024
Investing activities		20,414
Financing activities		(62,623)
Net increase (decrease) in cash, cash equivalents and restricted cash	$	$64,815
The primary sources of cash from operating activities included net income for the period, proceeds from gross written premiums and premium equivalents, observed from growth in unearned premiums and net deferred revenues and increased in reinsurance payables. This was partially offset by increases in accounts, premiums and other receivables and increases in reinsurance receivables.
The primary source of cash from investing activities was sales and maturities of fixed income securities and real estate outpacing the purchase of investments. This was partially offset by the growth in issuance of notes receivable.
The primary source of cash from financing activities were proceeds from borrowings. The primary use of proceeds from financing activities was repayments of debt and asset-based financing associated with investments. In addition, we distributed $19.6 million to our parent in connection with a capital contribution from 2016.
We do not have any current plans for material capital expenditures other than current operating requirements. We believe that we will generate sufficient cash flows from operations to satisfy our liquidity requirements for at least the next 12 months and beyond.
Corporate Debt
Revolving Line of Credit
Since December 21, 2017, the Company has had a $30.0 million revolving line of credit with Fifth Third Bank, National Association (the “Working Capital Facility”), which provides for a $30.0 million accordion feature. The Working Capital Facility had a maturity date of April 28, 2020 and an interest rate of 30-day LIBOR rate plus 120 basis points. On December 30, 2019, the credit agreement was amended, adding the ability to issue up to $75.0 million in standby letters of credit (“SBLCs”), and applying an aggregate maximum of $75.0 million for the combined values of outstanding debt and issued SBLCs. The credit agreement contains terms and conditions typical for a transaction of this type. As of December 31, 2019, the Company was in compliance with the covenants required by the Working Capital Facility.
2020 Revolving Line of Credit
On August 4, 2020, FFC entered into an amended and restated $200.0 million revolving credit facility with Fifth Third Bank, National Association (the “Revolving Facility”) acting as administrative agent, and a syndicate of banks. The Revolving Facility allows for the entire $200.0 million to be available for the issuance of letters of credit. The Revolving Facility has a three-year term and replaced the Working Capital Facility with Fifth Third Bank. The Revolving Facility contains terms and conditions required to be maintained by the Company. As of September 30,

2020, the Company was in compliance with the covenants required by the Revolving Facility. Related deferred debt issuance costs, net of amortization, of $1.9 million are included in other assets.
Junior Subordinated Notes
On October 16, 2017, FFC completed a private placement offering of $125.0 million of 8.50% Fixed Rate Resetting Junior Subordinated Notes due in October 2057 (the “Notes”). Substantially all of the net proceeds from the Notes were used to repay and terminate FFC’s then existing credit agreement with Wells Fargo Bank, N.A. The Notes, which were issued under an indenture, are the unsecured obligations of FFC and rank in right of payment and upon liquidation junior to all of FFC’s current and future senior indebtedness. The Notes are not obligations of or guaranteed by any of FFC’s subsidiaries or any other Tiptree entities. So long as no event of default has occurred and is continuing, FFC may defer all or part of the interest payments on the Notes on one or more occasions for up to five consecutive years per deferral period. The indenture governing the Notes contains customary affirmative and negative covenants and events of default.
Preferred Trust Securities
As of December 31, 2019, the Company has $35.0 million of preferred trust securities due June 15, 2037 (“Preferred Trust Securities”). The Preferred Trust Securities bear interest at a floating rate of 3-month LIBOR plus the annual base rate of 4.10%. Interest is payable quarterly. The Company may redeem the Preferred Trust Securities, in whole or in part, at a price equal to the full outstanding principal amount of such preferred trust securities outstanding plus accrued and unpaid interest.
Asset-based Debt
Premium Finance Revolving Line of Credit
On April 28, 2017, the Company’s subsidiary, South Bay Acceptance Corporation (“South Bay”), entered into a new $25.0 million maximum borrowing capacity, revolving line of credit agreement with Fifth Third Bank, National Association (the “Fifth Third Line”), with a maturity date of April 28, 2021. On December 30, 2019, the Company entered into the fourth amendment of the Fifth Third Line, which reduced the maximum borrowing capacity to $13.0 million. The Fifth Third Line bears interest at a rate equal to the 30-day LIBOR rate plus 240 basis points and is available specifically for the South Bay premium financing product. As of December 31, 2019, South Bay was in compliance with the covenants required by the Fifth Third Line.
On August 5, 2019, the Company’s subsidiary, South Bay Funding, LLC (“SBF”), entered into a new $15.0 million maximum borrowing capacity revolving line of credit agreement with Fifth Third Bank, National Association (the “SBF-Fifth Third Line”), with a maturity date of April 28, 2021. On December 30, 2019, the Company entered into the first amendment of the SBF-Fifth Third Line, which increased the maximum borrowing capacity to $27.0 million. The SBF-Fifth Third Line bears interest at a rate equal to the 30-day LIBOR rate plus 240 basis points and is available specifically for the SBF Warranty Service Contracts (“WSC”) financing product. As of December 31, 2019, SBF was in compliance with the covenants required by the SBF-Fifth Third Line.
2020 Premium Finance Revolving Line of Credit
On October 16, 2020, South Bay and SBF (the “Borrowers”) entered into a three-year $75.0 million secured credit agreement (the “South Bay Credit Agreement”) with Fifth Third Bank, National Association acting as administrative agent, and a syndicate of banks. The Borrowers can select from various borrowing and rate options under the South Bay Credit Agreement, as well the option to convert certain borrowings to term loans, if no default or event of default exists. The South Bay Credit Agreement extends up to $20.0 million to South Bay and up to $55.0 million to SBF, and is secured by substantially all of the assets of the Borrowers. The obligations under the South Bay Credit Agreement are non-recourse to Fortegra and its subsidiaries (other than South Bay and its subsidiaries).

Contractual Obligations
The tables below summarize consolidated contractual obligations by period for payments that are due as of December 31, 2020 and December 31, 2019. Actual payments will likely vary from estimates reflected in the table. See Note (8) Debt, net in the accompanying consolidated financial statements for additional information.

($ in millions)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Corporate debt, including interest (1)	$	$	$	$	$
Asset based debt
Total debt	$	$	$	$	$
Operating lease obligations(2)
Total	$	$	$	$	$

($ in millions)	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Corporate debt, including interest (1)	$37.7	$25.4	$25.4	$215.8	$304.3
Asset based debt	—	21.6	—	—	21.6
Total debt	$37.7	$47.0	$25.4	$215.8	$325.9
Operating lease obligations(2)	2.2	3.0	0.1	—	5.3
Total	$39.9	$50.0	$25.5	$215.8	$331.2
__________________
(1)Estimated interest obligation calculated for corporate debt as the outstanding borrowing balance is fixed. The junior subordinated notes have an option to redeem 10 years from the issue date.
(2)Minimum rental obligation for office leases. The total rent expense for the year ended December 31, 2019 was $2.4 million.
Financial Condition
Member’s Equity
At December 31, 2020, total member’s equity was $          , and at December 31, 2019, total member’s equity was $273.8 million.
Investment Portfolio
Our primary investment objectives are to maintain liquidity, preserve capital and generate a stable level of investment income. We purchase securities that we believe are attractive on a relative value basis and seek to generate returns in excess of predetermined benchmarks. Our Board of Directors determines our investment guidelines in compliance with applicable regulatory restrictions on asset type, quality and concentration. Our current investment guidelines allow us to invest in taxable and tax-exempt fixed maturities, as well as exchange traded funds and common stock of individual companies.
Our cash and invested assets consist of cash and cash equivalents, fixed maturity securities and equity securities. As of December 31, 2020, the majority of our investment portfolio, or $          million, was comprised of fixed maturity securities that are classified as available-for-sale and carried at fair value with unrealized gains and losses on these securities, net of applicable taxes, reported as a separate component of AOCI. Also included in our investment portfolio were $          million of equity securities, $          million of loans, at fair value, $          million of exchange traded fixed income funds, at fair value, and $          million of other investments, net. In addition, we maintained a non-restricted cash and cash equivalent balance of $          million at December 31, 2020. Our fixed maturity securities, including cash equivalents, had a weighted average effective duration of          years and an average rating of          at December 31, 2020. Our fixed income investment portfolio had a book yield of          % as of December 31, 2020.
As of December 31, 2019, the majority of our investment portfolio, or $335.2 million, was comprised of fixed maturity securities that are classified as available-for-sale and carried at fair value with unrealized gains and losses on these securities, net of applicable taxes, reported as a separate component of AOCI. Also included in our investment portfolio were $37.8 million of equity securities, $10.2 million of loans, at fair value, $25.0 million of exchange traded fixed income funds, at fair value, and $42.5 million of other investments, net. In addition, we maintained a non-restricted cash and cash equivalent balance of $115.3 million at December 31, 2019. Our fixed maturity securities, including cash equivalents, had a weighted average effective duration of 2.48 years and an average S&P rating of “AA” at December 31, 2019. Our fixed income investment portfolio had a book yield of 2.41% as of December 31, 2019.
At December 31, 2020 and December 31, 2019, the amortized cost and fair value on available-for-sale securities were as follows.

($ in thousands)	As of December 31, 2020
Fixed Maturities:	Amortized Cost or Cost	Fair Value	% of Total Fair Value
Obligations of the U.S. Treasury and U.S. Government agencies	$	$	%
Obligations of state and political subdivisions
Corporate securities
Asset-backed securities
Certificate of deposits
Obligations of foreign governments
Total available for sale investments	$	$	%

($ in thousands)	As of December 31, 2019
Fixed Maturities:	Amortized Cost or Cost	Fair Value	% of Total Fair Value
Obligations of the U.S. Treasury and U.S. Government agencies	$189,596	$191,590	57.2%
Obligations of state and political subdivisions	45,249	46,338	13.8
Corporate securities	50,514	51,231	15.3
Asset-backed securities	45,634	44,018	13.1
Certificate of deposits	896	896	0.3
Obligations of foreign governments	1,099	1,119	0.3
Total available for sale investments	$332,988	$335,192	100.0%
The following tables provide the credit quality of investment securities as of December 31, 2020 and December 31, 2019:

($ in thousands)	As of December 31, 2020
Rating:	Amortized Cost or Cost	Fair Value	% of Total Fair Value
AAA	$	$	%
AA
A
BBB
BB
B or unrated
Total available for sale investments	$	$	%

($ in thousands)	As of December 31, 2019
Rating:	Amortized Cost or Cost	Fair Value	% of Total Fair Value
AAA	$233,013	$233,514	69.7%
AA	54,070	55,005	16.4%
A	42,905	43,487	13.0%
BBB	1,097	1,044	0.3%
BB	573	546	0.2%
B or unrated	1,330	1,596	0.4%
Total available for sale investments	$332,988	$335,192	100.0%
The amortized cost and fair value of our available-for-sale investments in fixed maturity securities summarized by contractual maturity as of December 31, 2020 and December 31, 2019 are displayed in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations.

($ in thousands)	As of December 31, 2020
	Amortized Cost or Cost	Fair Value	% of Total Fair Value
Due in one year or less	$	$	%
Due after one year through five years
Due after five years through ten years
Due after ten years
Asset-backed securities
Total available for sale investments	$	$	%

($ in thousands)	As of December 31, 2019
	Amortized Cost or Cost	Fair Value	% of Total Fair Value
Due in one year or less	$9,584	$9,602	2.9%
Due after one year through five years	130,223	131,952	39.4
Due after five years through ten years	19,508	20,125	6.0
Due after ten years	128,039	129,495	38.6
Asset-backed securities	45,634	44,018	13.1
Total available for sale investments	$332,988	$335,192	100.0%
Critical Accounting Policies and Estimates
The Company’s significant accounting policies are described in Note (2) Summary of Significant Accounting Policies. As disclosed in Note (2), the preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates.
The Company believes that the following discussion addresses the Company’s most critical accounting policies, which are those that are most important to the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective and complex judgments.
Impairment
Goodwill and Intangible Assets, net
Goodwill (and indefinite-lived intangible assets) are subject to tests for impairment annually or if events or circumstances indicate it is more likely than not, they may be impaired. The measurement date for this purpose is

October 1 of each year. Other intangible assets are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. Indefinite-lived intangible assets are evaluated for impairment at least annually by comparing their fair values, estimated using discounted cash flow analyses, to their carrying values. Other amortizing intangible assets are evaluated for impairment if events and circumstances indicate a possible impairment. As of each of December 31, 2020 and December 31, 2019, we had one reporting unit for goodwill impairment testing, of which the fair value substantially exceeded carrying value as of that date.
Other-Than-Temporary-Impairments
The Company regularly reviews AFS securities, held-to-maturity and cost investments with unrealized losses in order to evaluate whether the impairment is other-than-temporary. Under the guidance for debt securities, other-than-temporary impairment (“OTTI”) is recognized in earnings in the consolidated statement of operations for debt securities that the Company has an intent to sell or that it believes it is more likely than not that it will be required to sell prior to recovery of the amortized cost basis. For those securities that the Company does not intend to sell nor expect to be required to sell, credit-related impairment is recognized in earnings, with the non-credit-related impairment recorded in AOCI. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses for AFS securities that are determined to be temporary in nature are recorded, net of tax, in AOCI.
Management’s estimate of OTTI includes, among other things: (i) the duration of time and the relative magnitude to which fair value of the security has been below amortized cost; (ii) the financial condition and near‑term prospects of the issuer of the investment; (iii) extraordinary events, including negative news releases and rating agency downgrades, with respect to the issuer of the investment; (iv) whether it is more likely than not that the Company will sell a security before recovery of its amortized cost basis; (v) whether a debt security exhibits cash flow deterioration; and (vi) whether the security’s decline is attributable to specific conditions, such as conditions in an industry or in a geographic location.
Reserves
Unpaid claims are reserve estimates that are established in accordance with U.S. GAAP using generally accepted actuarial methods. Credit life and accidental death and destruction (“AD&D”) unpaid claims reserves include claims in the course of settlement and incurred but not reported (“IBNR”) claims. Credit disability unpaid claims reserves also include continuing claim reserves for open disability claims. For all other Fortegra product lines, unpaid claims reserves are bulk reserves and are entirely IBNR. The Company uses a number of algorithms in establishing its unpaid claims reserves. These algorithms are used to calculate unpaid claims as a function of paid losses, earned premium, target loss ratios, in-force amounts, unearned premium reserves, industry recognized morbidity tables or a combination of these factors.
In arriving at the unpaid claims reserves, the Company conducts an actuarial analysis on a basis gross of reinsurance. The same estimates used as a basis in calculating the gross unpaid claims reserves are then used as the basis for calculating the net unpaid claims reserves, which take into account the impact of reinsurance. Anticipated future loss development patterns form a key assumption underlying these analyses. Our claims are generally reported and settled quickly, resulting in consistent historical loss development patterns. From the anticipated loss development patterns, a variety of actuarial loss projection techniques are employed, such as the chain ladder method, the Bornhuetter-Ferguson method and expected loss ratio method.
The unpaid claims reserves represent the Company’s best estimates, generally involving actuarial projections at a given time. Actual claim costs are dependent upon a number of complex factors such as changes in doctrines of legal liabilities and damage awards. These factors are not directly quantifiable, particularly on a prospective basis. The Company periodically reviews and updates its methods of making such unpaid claims reserve estimates and establishing the related liabilities based on our actual experience. The Company has not made any changes to its methodologies for determining unpaid claims reserves in the periods presented.
We perform quarterly reviews of our reserve positions in addition to having a third-party, independent actuarial firm review our reserves on a quarterly and annual basis.

Deferred Acquisition Costs
The Company defers certain costs of acquiring new and renewal insurance policies, and other products as follows:
Insurance policy related deferred acquisition costs are limited to direct costs that resulted from successful contract transactions and would not have been incurred by the Company’s insurance company subsidiaries had the transactions not occurred. These capitalized costs are amortized as the related premium is earned.
Other deferred acquisition costs are limited to prepaid direct costs, typically commissions and contract transaction fees, that resulted from successful contract transactions and would not have been incurred by the Company had the transactions not occurred. These capitalized costs are amortized as the related service and administrative fees are earned.
The Company evaluates whether all deferred acquisition costs are recoverable at year-end, and considers investment income in the recoverability analysis for insurance policy related deferred acquisition costs. As a result of the Company’s evaluations, no write-offs for unrecoverable deferred acquisition costs were recognized during the years ended December 31, 2020 and 2019.
Revenue Recognition
The Company earns revenues from a variety of sources:
Earned Premiums, net
Net earned premium is from direct and assumed earned premium consisting of revenue generated from the direct sale of insurance policies by the Company’s distributors and premiums written for insurance policies by another carrier and assumed by the Company. Whether direct or assumed, the premium is earned over the life of the respective policy using methods appropriate to the pattern of losses for the type of business. Methods used include the Rule of 78’s, pro rata and other actuarial methods. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available. Direct and assumed premiums are offset by premiums ceded to the Company’s reinsurers, including PORCs, earned in the same manner. The amount ceded is proportional to the amount of risk assumed by the reinsurer.
Service and Administrative Fees
The Company earns service and administrative fees from a variety of activities. Such fees are typically positively correlated with transaction volume and are recognized as revenue as they become both realized and earned. Revenues from contracts with customers were $          million and $71.0 million for the years ended December 31, 2020 and December 31, 2019, respectively, and include warranty service contracts, motor clubs and other service and administrative fees. See Note (11) Revenue From Contracts with Customers for more detailed disclosure regarding these revenues.
Service Fees. Service fee revenue is recognized as the services are performed. These services include fulfillment, software development and claims handling for our customers. Collateral tracking fee income is recognized when the service is performed and billed. Management reviews the financial results under each significant contract on a monthly basis. Any losses that may occur due to a specific contract would be recognized in the period in which the loss is determined probable. During the years ended December 31, 2020 and 2019, the Company did not incur a loss with respect to a specific significant service fee contract.
Administrative Fees. Administrative fee revenue includes the administration of premium associated with our producers and their PORCs. In addition, we also earn fee revenue from debt cancellation programs, motor club programs and warranty programs. Related administrative fee revenue is recognized consistent with the earnings recognition pattern of the underlying insurance policies, debt cancellation contracts and motor club memberships being administered, using Rule of 78’s, modified Rule of 78’s, pro rata, or other methods as appropriate for the contract. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available.

Ceding Commissions
Ceding commissions earned under reinsurance agreements are based on contractual formulas that take into account, in part, underwriting performance and investment returns experienced by the assuming companies. As experience changes, adjustments to the ceding commissions are reflected in the period incurred and are based on the claim experience of the related policy. The adjustment is calculated by adding the earned premium and investment income from the assets held in trust for the Company’s benefit less earned commissions, incurred claims and the reinsurer’s fee for the coverage.
Income Taxes
The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.
The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in earnings in the period that includes the enactment date. Additionally, taxing jurisdictions could retroactively disagree with our tax treatment of certain items, and some historical transactions have income tax effects going forward. Accounting guidance requires these future effects to be evaluated using current laws, rules and regulations, each of which can change at any time and in an unpredictable manner.
The Company establishes valuation allowances for deferred tax assets when, in its judgment, it concludes that it is more likely than not that the deferred tax assets will not be realized. These judgments are based on projections of future income, including tax-planning strategies, by individual tax jurisdictions. Changes in economic conditions and the competitive environment may impact the accuracy of the Company’s projections. On a quarterly basis, the Company assesses the likelihood that its deferred tax assets will be realized and determines if adjustments to the Company’s valuation allowance is appropriate.
Recently Issued Accounting Standards
For a discussion of recently issued accounting standards see Note (2) Summary of Significant Accounting Policies, in the accompanying consolidated financial statements.
Emerging Growth Company Status
The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time public companies adopt the new or revised standard.
Quantitative and Qualitative Disclosure about Market Risks
Interest Rate Risk
We are exposed to interest rate risk related to investments and borrowings. These risks result primarily from changes in LIBOR rates and the spread over LIBOR rates related to the credit risks of our businesses. In July 2017, the United Kingdom Financial Conduct Authority announced its intention to phase out LIBOR rates by the end of 2021. The effect of any changes in the methods by which LIBOR is determined, or any other reforms to LIBOR that may be enacted in the United Kingdom or elsewhere cannot be predicted. Such developments may cause LIBOR to perform differently from the past, including sudden or prolonged increases or decreases in LIBOR, or LIBOR may cease to exist resulting in the application of a successor base rate under our credit facilities. Either development could have unpredictable effects on our interest payment obligations, including an increase in interest payments under our credit facilities.

For fixed rate debt, interest rate fluctuations generally affect the fair value of our liabilities, but do not impact our earnings. Therefore, interest rate risk does not have a significant impact on our fixed rate debt obligations until such obligations mature or until we elect to prepay and refinance such obligations. If interest rates have risen at the time our fixed rate debt matures or is refinanced, our future earnings could be adversely affected by additional borrowing costs. Conversely, lower interest rates at the time of maturity or refinancing may lower our overall interest expense. As of December 31, 2019, the Company had $125 million of general purpose fixed rate debt outstanding maturing in 2057.
For general purpose floating rate debt, interest rate fluctuations primarily affect interest expense and cash flows. If market interest rates rise, our earnings could be adversely affected by an increase in interest expense. In contrast, lower interest rates may reduce our interest expense and improve our earnings, except to the extent that our borrowings are subject to interest rate floors. The floating interest rate risk of asset based financing is generally offset as the financing and the purchased financial asset are generally subject to the same interest rate risk.
As of December 31, 2020, we had $          million of floating rate debt outstanding with a weighted average rate of          %. A 100 bps change in interest rates would increase interest expense by $           million and decrease interest rate expense by $          million (including the effect of applicable floors) on an annualized basis.
As of December 31, 2019, we had $81.6 million of floating rate debt outstanding with a weighted average rate of 4.0%. A 100 basis point change in interest rates would increase interest expense by $0.8 million and decrease interest rate expense by $0.8 million (including the effect of applicable floors) on an annualized basis.
We also invest in bonds, loans or other interest bearing instruments. The fair values of such investments fluctuate in response to changes in market interest rates. Increases and decreases in interest rates generally translate into decreases and increases in fair values of these instruments. Some of these investments bear a floating rate of interest which subjects the Company to cash flow risk based upon changes in the underlying interest rate index. As noted above in the discussion of risks related to floating rate borrowings, the Company mitigates a significant amount of our floating rate risk by matching the funding of such investments with borrowings based upon the same interest rate index. Additionally, fair values of interest rate sensitive instruments may be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.
As of December 31, 2020, we had $           million invested in interest bearing instruments, which represents % of the total investments portfolio. The estimated effects of a hypothetical increase in interest rates of 100 bps would result in a decrease to the fair value of the portfolio by $           million.
As of December 31, 2019, we had $359.5 million invested in interest bearing instruments, which represents 80% of the total investments portfolio. The estimated effects of a hypothetical increase in interest rates of 100 bps would result in a decrease to the fair value of the portfolio by $7.9 million.
Credit Risk
Our insurance business also has exposure to credit risk in the form of fixed income securities which are primarily invested in high-grade government, municipal and corporate debt securities. We are exposed to credit risk related to the following debt investments held within the insurance business:

($ in thousands)	Year Ended December 31,
Investments in debt securities	2020	2019
Corporate securities	$	$51,231
Asset backed securities		44,018
Obligations of foreign governments		1,119
Other investments		40,264
Total	$	$136,632

Credit risk related to other credit related investments within the portfolio is the exposure to the adverse changes in the creditworthiness of individual investment holdings, issuers, groups of issuers, industries and countries. As of December 31, 2020 and 2019,          % and 69%, respectively, of the debt securities had investment grade ratings. A widening of credit spreads by 100 bps for debt securities (excluding other investments) would result in a decrease of $           million and $5.3 million to the fair value of the portfolio as of December 31, 2020 and 2019, respectively.
See Note (3) Investments to the consolidated financial statements for more information regarding our investments in loans by type.
Market Risk
We are primarily exposed to market risk related to the following investments:

($ in thousands)	Year Ended December 31,
	2020	2019
Fixed income exchange traded fund	$	$25,039
Other equity securities		37,777
Total equity securities	$	$62,816
A 10% increase or decrease in the fair value of such investments would result in $          million and $6.3 million of unrealized gains and losses as of December 31, 2020 and 2019, respectively.
Counterparty Risk
Reinsurance receivables were $           million and $539.8 million as of December 31, 2020 and December 31, 2019, respectively. Of those amounts, $          million and $409.0 million, respectively, relates to contracts where we hold collateral or receive letters of credit to cover the receivables balance. The remainder is held with high quality reinsurers, substantially all of which have a rating of A or better by A.M. Best. As of December 31, 2020 and December 31, 2019,          and five counterparties, respectively, constituted more than 10% of the uncollateralized reinsurance receivable exposure, ranging from 9% to 23%, with ratings ranging from A- to A+.
We were also exposed to counterparty risk of approximately $          million and $103.6 million as of December 31, 2020 and December 31, 2019, respectively, related to our retrospective commission arrangements. Associated risks are offset by the Company’s contractual ability to withhold future commissions against the retrospective balances. In addition, we are exposed to counterparty risk of approximately $          million and $39.2 million as of December 31, 2020 and December 31, 2019, respectively, related to our premium financing business. The risk associated with such arrangements is mitigated by the fact that we have the contractual ability to cancel the insurance policy and have premiums refunded to us by the insurer in the event of a counterparty default.

INDUSTRY OVERVIEW
Specialty Programs
P&C insurance companies provide insurance coverage under a policy in exchange for premiums paid by the insured. An insurance policy is a contract between the insurance company and the insured under which the insurance company agrees to pay for losses suffered by the insured, or a third-party claimant, that are covered under the contract. Property insurance covers the insured for losses to the insured’s property, while casualty insurance covers the insured against claims from third parties.
Within the P&C industry, we operate in the specialty program insurance market, supporting agents with specific expertise and focused lines of business. The program insurance market typically underwrites lines of business or exposure profiles that may be higher hazard or niche market segments, tailored underwriting and both admitted and non-admitted basis.
Program insurers tend to have different distribution channels compared to standard insurance markets. Program insurance carriers often rely on specialist distributors such as MGAs and wholesale brokers, instead of using more standard distribution channels such as retail agents and brokers or distributing directly to consumers. This allows carriers to avoid the infrastructure and personnel costs associated with maintaining relationships with large numbers of retail agents and brokers necessary to write specialized insurance products. As of December 31, 2020, we distributed          % of gross written premiums and premium equivalents through MGAs.
In the United States, P&C insurance products are written in admitted and non-admitted markets. In the admitted market, insurance rates and forms are generally approved by state regulators and coverages tend to be standardized. Carriers are subject to assessments by state insurance departments and are backed by individual state guaranty funds, up to a limit set by the state. The non-admitted market, also known as the E&S or surplus lines market, focuses on harder-to-place risks that most admitted insurers do not underwrite. In 2019, all of our gross written premium came from the sale of admitted insurance products. Our E&S subsidiary commenced operations in October 2020 and we believe will drive significant growth in non-admitted products.
In 2018, surplus lines direct premium volume was $49.9 billion, representing 7.4% of the $676.6 billion of total U.S. direct premiums written, according to the National Association of Insurance Commissioners’ September 2020 Surplus Lines Report. In 2019, the surplus lines market grew to a record $55.5 billion in premiums, reflecting an increase of 11.2% compared to the prior year. In 2019, surplus lines direct written premiums as a percentage of total P&C direct premiums rose to 7.8%, reflecting substantial growth compared to 2000, when surplus lines accounted for 3.6% of total P&C direct written premiums. Additionally, surplus lines grew as a percentage of commercial lines direct written premiums in the same time period, representing 16.2% in 2019 compared to 7.1% in 2000. We believe our addition of a new E&S subsidiary positions us to effectively take advantage of this growth in surplus lines.
The “tail” of an insurance policy provides a perspective on the expected time from when a premium is received to when a claim is ultimately settled and paid. Property insurance and “claims made” casualty insurance is typically considered “short tail” while casualty insurance is generally considered “medium” to “long-tail.” Long-tail policies are more susceptible to litigation and can be significantly affected by changing policy interpretations and a changing legal environment. Due to these factors, the estimation of loss reserves for casualty business generally involves a higher degree of judgment than for property business. At Fortegra, we have a particular focus on short-tail risk given its ability to provide attractive and stable underwriting margins. Our current focus is on growing our short-tail, light commercial program business through both our admitted companies and our E&S P&C carrier. We have partnered with brokers, reinsurance intermediaries and MGAs at Lloyd’s of London and hired senior management with Lloyd’s of London and London market underwriting experience and developed a dedicated and experienced underwriting team to support this initiative.
Warranty Programs
The warranty and VSC industries provide auto and ancillary products (tire, wheel, key, dent and ding, appearance protection, pre-paid maintenance, lease wear and tear) that protect an owner against the cost of repair or replacement of a covered item. GAP coverage protects vehicle owners from loss in the event the vehicle is damaged beyond repair or stolen by paying the difference between the insurance settlement amount and the loan or lease balance. The global warranty and service contract market in 2019 for all products was estimated to be $120 billion according to Allied Market Research and according to Colonnade, the vehicle service contract and warranty market in the United States was approximately $35 billion in 2018.
Auto Warranty Programs
Auto service contracts or extended warranties provide automobile owners protection from the cost of repair due to the failure of certain mechanical, electrical and electronic components over a period of time or miles driven. An extended warranty acts to extend the manufacturer’s warranty for a period of time or for miles driven. It typically excludes repair costs due to accidental damage, normal wear and tear or routine maintenance. Participants in the auto service contract and warranty industry include car manufacturers, insurers, franchised and independent car dealers, agents and third-party administrators (“TPAs”). The VSC industry continues to attract significant interest among investors and benefits from compelling macro trends. Used car sales continue to be strong with these vehicles typically outliving their original equipment manufacturer (“OEM”) warranties, creating demand among consumers that are increasingly accustomed to buying vehicle protection products. Adding to this demand is the estimated 40% of Americans that lack cash on hand to pay for an emergency expense of $400 or more according to the Federal Reserve’s Report on the Economic Well Being of U.S. Households in 2017 and therefore rely on insurance. Thus, we believe as the average age of vehicles increases and drivers hold their cars longer, the need for protection plans increases. Declining new vehicle sales, increasing average age of the vehicle (11.7 years) according to the Market Analysis and Benchmarking of OEM Service and Maintenance Contracts in North America by Frost and Sullivan, and growing consumer awareness towards preventative maintenance will fuel the growth of F&I products and services.
Established insurance companies in the F&I products industry have recently increased consolidation in the sector. Insurers that underwrite VSCs typically acquire administrators in order to capture or preserve books of business while new entrants consider administrators to be a logical product extension of specialty insurance lines. VSCs are expected to grow at a compounded annual growth rate of 3.1% during 2018-2025, according to Frost & Sullivan. In 2018, an estimated 36% of the vehicles in operation were beyond OEM warranty and had less than 11 years of service life, according to the same source. This is a key segment for aftermarket VSCs and will provide increased revenue potential for market participants. We believe our acquisitions of Defend Insurance Group, Smart AutoCare and Sky Auto will continue to help us take advantage of this growing market and increase our share in the auto after-market industry.
Consumer Goods Warranty
Consumer goods service contracts cover a wide variety of consumer or brown and white goods that include major electronics, household appliances, furniture, consumer electronics, cell phones, tablets, jewelry, sporting goods, power tools, lawn and garden equipment, home, utility lines and other products. Typical coverage is for repairs and replacement costs in the event of mechanical or electrical breakdown. Products are typically delivered via furniture retailers, appliance retailers, original equipment manufacturers, regional telecom carriers, utility/cable/broadband providers and affinity and membership groups. Home warranty or home service contracts protect a home’s heating and cooling systems, major appliances, plumbing and electrical systems from unexpected repair or replacement costs due to breakdown as these are not typically covered by standard homeowners insurance.
The consumer goods or product service contract and warranty industry grew to $44.7 billion in 2017 according to Warranty Week and is an industry that benefits from low capital intensity as well as growing globalization trends. Recent growth in the number of households in the United States earning more than $100,000 has been a key external driver of the industry. These households are typically better able to afford and more likely to purchase more expensive consumer products with accompanying warranties. Additionally, we believe there will likely be more new products on the market, such as energy efficient or technologically advanced products, increasing demand for product warranties.
Operators in the product warranty insurance industry derive the most revenue from underwriting and administering warranty and service contract programs for retailers. Retailers primarily offer extended warranties at various levels of coverage, with higher prices and offering a broader range of protection. These contracts offer extended coverage to supplement basic warranties offered by manufacturers, which typically only cover manufacturing defects. IBISWorld estimates that retailers accounted for 40.0% of industry revenue in 2020. IBISWorld reports that this percentage share of revenue has fallen over the past five years as more consumers forgo purchasing warranties with in-store purchases in favor of buying warranties directly from third-party services. Distributor and wholesaler warranties are similar to retailer policies, in that they are offered directly to consumers or businesses purchasing the product at the time of sale. IBISWorld estimates that this market accounted for 20.8% of industry revenue in 2020.
Credit Insurance
Credit-related insurance products are a specialized subset of traditional life and disability coverage. Credit life insurance pays off the credit of the borrower in the event of death of borrower or co-borrower. Similarly, credit disability insurance provides a monthly benefit equal to the monthly payment obligation if the primary borrower is disabled. Credit insurance products have strong regulatory requirements that state that these products can only be sold in conjunction with a specific credit obligation.
As of 2019, credit life and disability insurance net written premiums had increased by 1.6% and 3.9%, respectively, over the prior year, according to the Consumer Credit Industry Association 2020 Fact Book. Overall, total credit-related premiums increased by 3.0% from 2018 to 2019. The number of insurers writing credit-related insurance has trended steadily downward, leading to a highly concentrated industry with a small number of insurers writing a majority of the business. In 2019, the top 20 companies wrote about 95% of the business with the top 38 writing virtually all of the business according to the same report. In 2019, we became the largest writer of voluntary credit protection products in the country according to the Consumer Credit Industry Association's Fact Book of Credit-Related Insurance: 2019 Credit-Related Insurance Experience Data and credit insurance was our largest lines of business by revenue. We have benefited from the steady growth in the space that has allowed us to strategically focus on building out our specialty and warranty programs.

BUSINESS
Who We Are
We are an established, growing and consistently profitable specialty insurer. We purposefully focus on niche business lines and fee-oriented services, providing us with a unique combination of specialty insurance program underwriting, warranty and service contract products and related service solutions. Our vertically integrated business model creates an attractive blend of traditional underwriting revenues, investment income and unregulated fee revenues. Our differentiated approach has led to robust growth, consistent profitability and high cash flows. Our business was founded in 1981. We are headquartered in Jacksonville, Florida, and as of December 31, 2020, we had 716 employees across 15 offices in four countries.
We target lines of business with a small premium-per-risk profile, which has increased our frequency exposure but has limited our severity and catastrophic risks. We believe this focus has allowed us to produce superior underwriting results through a more granular spread of risk. We use our proprietary technology to efficiently and effectively administer our business to specialty markets that we feel are underserved by larger, less agile insurers. Our underwriting expertise, strong distribution relationships and proprietary technology empower us to remain agile and take advantage of attractive opportunities in challenging market conditions.
We are an agent-driven business, employing a “one-to-many” distribution model, which allows us to leverage our high-quality partners’ brands and customer bases. We deliver our products through independent insurance agents. We also partner with agents that are embedded in consumer finance companies, online and regional big box retailers, auto dealers and other companies to deliver our products that complement the consumer transaction. We use A.I. technology to create a distinct lead generation advantage for our insurance distribution partners and have maintained a 95% persistency rate, which represents the annual retention of the number of our producing agents over the past five years. We align our agents’ economics with their underwriting results via risk-sharing agreements, which we believe has enabled us to better manage uncertainties and deliver more consistent profit margins. Combined with our underwriting expertise and technology-enabled administration, we provide a high-value proposition to our distribution relationships.
Our business strategy is supported by a high-quality balance sheet, a track record of conservative underwriting and active reinsurance counterparty risk management. We have a financial strength rating of “A-” (Excellent) (Stable Outlook) from A.M. Best and “A-” (Stable Outlook) from KBRA. With an average of over 25 years of insurance expertise, our tenured executive management team consists of highly aligned industry veterans with meaningful public company experience. We pursue perfection in execution and believe we have the vision to become a global market leader in the specialty insurance market by leveraging our cutting-edge technology and deep industry expertise. We aim to deliver our risk management solutions with fortitude and integrity by guiding individuals towards success despite the uncertainty and adversity they may face in their lives and businesses. By creating value for our agents and customers, we deliver success to our stockholders and other stakeholders.
For the year ended December 31, 2020, total revenues were $         million, of which $           million were earned premiums, net (           % growth compared to 2019) and $          million were service and administrative fees (          % growth compared to 2019). Service and administrative fees represented           % of our total revenues for the year ended December 31, 2020 (     % growth compared to 2019). For the year ended December 31, 2020, the volume of gross written premiums and premium equivalents from these activities was $          million (          % growth compared to 2019).
For the year ended December 31, 2020, we generated $           million in net income, $          million in income before taxes and $           million in adjusted net income, resulting in a return on average equity of           % and adjusted return on average equity of           %. As of December 31, 2020, we had total cash and cash equivalents and invested assets of $           million with a pre-tax investment yield of           for the year ended December 31, 2020 and total member’s equity of $           million as of December 31, 2020. We produced an underwriting ratio of          % and an expense ratio of           % for the year ended December 31, 2020, resulting in a combined ratio of           %, with a five-year average combined ratio of           %.

In January 2020, we acquired Smart AutoCare, a rapidly growing vehicle warranty and service contract administrator in the United States with gross written premiums and premium equivalents of approximately $200.0 million for the year ended December 31, 2019. The acquisition expanded our warranty distribution channels and dramatically increased our presence in the auto warranty sector.
In December 2020, we acquired Sky Auto to further expand our presence in the warranty sector. The acquisition supplements the earlier acquisition of Smart AutoCare, providing additional direct marketing distribution services and support to Smart AutoCare’s dealer network.
How We Win
Focus on Niche, Underserved Specialty Lines with Significant Fee-Based Income
We focus on specialty insurance program business and have continued to diversify our revenues. We use three distinct approaches to grow our business – we pursue and acquire agents with select books of business that we believe will maintain risk-appropriate rates; we seek agents with what we believe is distinct underwriting expertise to select specific niches in programs; and we target the lines of business we believe are overlooked by the standard markets. For example, we often target the smaller premium-per-risk lines that we believe are highly profitable, have the potential to grow and are underserved by our competitors. We believe we have a unique ability to source small programs that meet our rate, form and risk threshold through our extensive distribution network and A.I. technology.
We believe our underwriting expertise, proprietary technology and deep distribution relationships allow us to serve our specialty markets and capture share. We cross-sell multiple products to our customers through the breadth of our products and solutions, including fee-based services. As of December 31, 2019, we had $849.3 million of unearned premiums and deferred revenue, which offers us considerable visibility into future revenues. For the year ended December 31, 2020,           % of unearned premiums and deferred revenue as of December 31, 2019 were earned representing $           million of gross written premiums and premium equivalents for the year ended December 31, 2020. We believe the combination of a low limits profile, low severity products and attractive fee income provides higher underwriting margin and earnings stability for our business. While low limits and low severity constitute most of our underwritten business, we believe we are agile enough to take advantage of attractive opportunities in challenging market conditions.
Track Record of Growth, Profitable Underwriting and Strong Economic Alignment with Our Distribution Network
Consistent underwriting is a function of rate adequacy and risk selection by our specialized agents. While we regularly establish sound actuarial rates similar to our insurance peers, we believe our stringent risk selection requires unique underwriting expertise by our agents and a high degree of specialty program underwriting skillsets. After we establish relationships with our targeted agents, we further solidify our alliance by creating additional value for our distribution partners through our technology platform. We believe our A.I. algorithm and machine learning assisted underwriting drives a distinct lead generation advantage for our agents. Using A.I. technology and machine learning, we identify risks that fit into an acceptable profile, enhancing the agent’s efficiency and revenue base while allowing us to experience what we believe is a superior spread of risk and exceptional underwriting results. We have outperformed our specialty insurance peers, including           ,           and           by           points according to public filings, with an average combined ratio of           % over the last five years.
We underwrite and administer both admitted and E&S line business. We believe underwriting business across multiple industries and geographies creates a conducive environment for targeting profitable programs, supporting agents with highly specialized skillsets and focusing on overlooked business lines. Our approach facilitates participation in niche markets when the rate environment presents actionable opportunities. We believe the breadth of our underwriting capacity, services and expertise afford our agents with a platform that meets the entirety of their needs. Our risk-sharing model aligns agents’ economics to their underwriting performance, incentivizing agents to grow while maintaining strict profit margin discipline. Through long-term relationships with our agents and substantial experience in the markets we serve, we believe we operate in an advantageous position against new market entrants, who we believe would find it time-consuming and expensive to compete against or replicate our success.

Scalable, Proprietary Technology, Which Drives Efficiency and Delivers Premium Customer Service
We provide many aspects of insurance, including admitted specialty property-casualty products, E&S line offerings, administration, premium finance and other value-added services. We have a scalable and flexible technology infrastructure, together with highly trained and knowledgeable IT personnel and consultants. These resources allow us to launch new insurance and fee for service programs and expand gross written premiums and premium equivalents volume quickly and seamlessly without significant incremental expenses. Our technology also delivers low-cost, highly automated underwriting and administration services to our program partners without substantial up front investments. This technology-enhanced platform enables us to automate core business processes, reduce our operating costs, increase our operating efficiency and secure high agent retention. We have maintained a 95% persistency rate with our insurance producing agents over the past five years. Our underwriting expertise, strong distribution relationships and proprietary technology empower us to remain agile and take advantage of attractive opportunities in challenging market conditions. Our systems also enable us to provide a high level of service to our distribution partners and customers through technology.
High-Quality, Conservative Balance Sheet with Solid Capitalization and Ratings
We maintain a high quality, S&P “AA” rated, fixed income investment portfolio. Our investment portfolio’s principal objectives are to preserve capital and surplus, to maintain appropriate liquidity for corporate requirements, to support our strong ratings and to maximize returns. We have a track record of reducing our reinsurance counterparty exposure by partnering with reinsurers that have high-grade credit quality, ensuring high-quality recoverable assets and by effectively using collateral and partnering with PORCs. Our financial strength ratings of “A-” (Excellent) (Stable Outlook) from A.M. Best and “A-” (Stable Outlook) from KBRA reflect our adherence to our core values.
Culture Centered On Pursuit of Perfection and Serving Communities
We pursue perfection in execution and believe we have the vision to become a global market leader in specialty insurance markets by leveraging our cutting-edge technology and deep industry expertise. We aim to deliver our risk management solutions with fortitude and integrity by guiding individuals towards success despite the uncertainty and adversity they may face in their lives and businesses. By creating value for our agents and customers, we deliver success to our stockholders and other stakeholders.
Our culture of serving communities begins at a micro level and extends globally, from environmentally friendly practices within our offices to the building of wells in Africa. We accomplish our goal through the Fortegra Foundation (the “Foundation”), a non-profit corporation chaired by our Chief Executive Officer, Richard S. Kahlbaugh. We are committed to supporting the communities where we live and work. The Foundation aims to give back through initiatives that aid children and military families. In addition to these direct efforts, the Foundation joins other like-minded charities to ensure that children can access education and clean water sources. Our risk management solutions benefit millions of consumers and help them manage uncertainty and adversity; through our environmental, social and governance practices, we serve many more stakeholders. Supporting our community is where our heart is.
Seasoned and Aligned Public Company Management Team
Our executive management team has an average of over 25 years of industry experience and possess complementary skillsets to guide us into a successful future. Each management team member has served in a senior leadership role for major insurance industry companies and has extensive underwriting and administration experience. Our management team is a cohesive group that has worked together for many years. Their sterling reputation, consistent operational excellence and deep domain expertise give us confidence in our ability to achieve our enterprise’s goals. In addition, our Chief Executive Officer, Mr. Kahlbaugh, and Chief Financial Officer, Michael F. Grasher, both bring prior executive-level experience managing and operating publicly-traded insurance companies.

Our Growth Strategy
Gain Market Share in Our Existing Markets and Expand into New Specialty Insurance Markets
We operate in markets that represented approximately $80 billion of premium in the year ended December 31, 2019, according to an aggregation of data reported by IBIS World Providers Report, the Consumer Credit Industry Association, the Center for Insurance Policy and Research, the Wholesale Specialty Insurance Association and the Target Markets State of Programs Business 2019 Report. By comparison, we generated $1.3 billion of gross written premiums and premium equivalents in the year ended December 31, 2019. We believe the breadth of our services and our underwriting expertise will enable us to further penetrate our existing markets and cross-sell additional products to existing program partners. We believe our newly formed E&S subsidiary will be a driver of significant growth. We believe the ability to provide both admitted and E&S products will sustain our future growth.
We also intend to opportunistically acquire leading specialty underwriting teams focused on niche, light commercial risks to supplement our existing books of business. We focus our efforts on acquiring proven teams with a strong track record and intend to avoid de novo or unproven books of business. While we do not actively seek out acquisitions, we opportunistically evaluate potential new teams and targets. We will continue to remain disciplined in our approach to assess returns and cultural fit for any possible transactions. Our highly entrepreneurial and meritocratic culture has fostered a nimble yet disciplined approach to business development. Over time, we may develop new partnerships with best-in-class distributors with limited authority delegated to agents, allowing us to maintain strong economic alignment between our Company and our distribution partners.
Leverage Technology to Support Growth
Technology is a core element of our strategy and operations. We believe our success is closely related to our substantial investment in and application of proprietary technologies. For example, we use A.I. technology and machine learning to identify leads for our distribution partners to write additional business that meets our risk parameters. We believe our proprietary technology platform will continue to support growth without significant incremental investment. Our technology is scalable and able to adapt to our growing business. Our technology will continue to evolve and develop as our business matures. Our systems enable us to provide a high level of service to our distribution partners and customers through technology.
Maintain Our Underwriting Discipline and Consistent Profitability While Achieving Our Growth Objectives
As we seek revenue growth, we will remain disciplined in our pricing, underwriting and risk management processes. We believe our unique method of sourcing attractive, smaller programs that meet our risk parameters will allow us to continue to grow both rapidly and profitably. We will continue to underwrite and administer low-volatility insurance products. We will also continue to develop a portfolio of insurance risks with predictable, short-tail loss experience with low severity and high frequency. We believe we will continue to foster a culture of underwriting practices that will allow us to continue achieving our target growth objectives while generating desired profitability.
Maintain Our Strong Balance Sheet
We believe a strong balance sheet is essential to support our growth and consistently high returns. Our investment portfolio has consistently maintained high credit quality and short duration. Strategically, we invest in liquid short- and medium-term securities to cover near-term obligations and limit our exposure to alternative investments. As of December 31, 2020, our cash and fixed income portfolio represented           % of our total portfolio, carried an S&P fixed income rating of AA and maintained a duration of           years.
We employ conservative reserving practices with rigorous checks and balances. We actively manage risk through reinsurance, partnering primarily with reinsurers that maintain “A-” or higher A. M. Best financial strength ratings, possess a history of strong credit quality or that fully collateralize their recoverables, all of which ensures high-quality recoverable assets and minimizes counterparty risk. We believe our high-quality balance sheet provides the foundation for consistently delivering excellent financial performance and returns.

History
We began nearly 40 years ago as a provider of credit insurance products and have evolved into a diversified specialty insurance holding company offering a complement of niche products and services through our regulated insurance companies and unregulated service company subsidiaries. From 1994 to 2003, through a series of strategic acquisitions and organic growth, we expanded our credit insurance partnerships to include consumer finance companies, retailers, automobile dealers, credit card issuers, credit unions and regional and community banks throughout the United States. In the last decade, we expanded into warranty and service contract underwriting and administration, through a series of strategic acquisitions and organic growth, selling our products and services through agents, TPAs and our dedicated sales force.
In 2013, we began to expand our program offerings beyond credit insurance, collateral protection and warranty to non-standard automotive insurance. After achieving success in underwriting and managing non-standard automotive programs, we began underwriting and administering light commercial programs. We deem light commercial lines to be primarily casualty lines and avoid long tail business or business that is exposed to catastrophic risks. We are not a market for workers’ compensation, commercial auto, long tail product liability, catastrophe-exposed commercial property, mass transit and rapid transit, marine and aviation exposures.
We experienced important milestones in 2018 as we expanded into Europe and exceeded $1 billion in gross written premiums and premium equivalents. In March of 2018, we established our wholly-owned European subsidiary, Fortegra Europe Insurance Company Limited (“FEIC”), in Malta. Our establishment of FEIC was an important first step in our international growth strategy and has provided us with the opportunity to continue to build relationships in the overseas insurance community. In 2018, we also furthered our entry into light commercial P&C programs expanding our underwriting teams in London and in the United States with seasoned program underwriters that have significant agent followings.
Growth and strategic success continued in 2019 and 2020. We added strength to our London underwriting team and agreed to acquire Smart AutoCare in early 2020. Smart AutoCare is a rapidly growing vehicle warranty solutions provider with gross written premiums and premium equivalents for 2019 of approximately $200.0 million for the year ended December 31, 2019. The acquisition expanded our warranty distribution channels and dramatically increased our presence in the auto warranty sector. On December 31, 2020, we acquired Sky Auto to further expand our presence in the warranty sector. The acquisition supplements our distribution with direct marketing capabilities and support to Smart AutoCare’s dealer network.
In 2020, we launched our new E&S lines subsidiary, Fortegra Specialty Insurance Company, which commenced operations in October 2020. The new line allows us to broaden our product reach and scope within the United States by maintaining a broad array of underwriting solutions.
We now write our insurance business through our nine domestic insurance company subsidiaries, which have licenses to write both P&C and life business in 50 states and Washington, D.C. The P&C companies operate under an intercompany pooling agreement in order to take advantage of our “A-” (Excellent) (Outlook Stable) financial strength rating from A.M. Best and “A-” (Outlook Stable) insurance financial strength rating from KBRA. In addition, we operate internationally (primarily in Europe) through FEIC.
Our Relationship with Tiptree
Tiptree is a holding company that allocates capital across a broad spectrum of businesses, assets and other investments. We have been a subsidiary of Tiptree since December 2014. During that time Tiptree has reinvested substantially all of our earnings into growing our business organically and through acquisitions. After this offering, Tiptree will own approximately          % of Fortegra’s common stock (or          % if the underwriters exercise their over-allotment option) and control          % of the voting power of our common stock. Tiptree’s investment management services provide Fortegra access to and expertise to analyze a broad array of potential investment opportunities. Tiptree also provides Fortegra with certain tax and administrative services. In addition, Tiptree will exert significant control over us through a stockholders’ agreement. For more information see “Certain Relationships and Related Party Transactions.”

Business Mix by Gross Written Premiums and Premium Equivalents

	Year Ended December 31,
($ in millions)	2020		2019
	$	%	$	%
U.S. Insurance	$	%	$966	74%
U.S. Warranty Solutions			297	23
Europe Warranty Solutions			34	3
Total	$	%	$1,297	100%
Product Mix by Gross Written Premiums and Premium Equivalents

	Year Ended December 31,
($ in millions)	2020		2019
	$	%	$	%
Credit Insurance & Collateral Protection	$	%	$425	33%
Light Commercial			263	20
Warranty Insurance			172	13
Personal Lines			105	8
Auto Warranty			84	6
Premium & Warranty Finance			75	6
Consumer Goods Warranty			90	7
Other Warranty Services			49	4
Insurance Europe			34	3
Total	$	%	$1,297	100%
U.S. Insurance: Provides niche, specialty insurance programs distributed through MGAs, wholesale agents, retail agents and brokers. We offer an array of light commercial programs with a particular focus on casualty lines. These lines include professional liability, warranty, energy, allied health, general liability, directors and officers liability, life sciences, inland marine, contractors equipment, contractors liability, student legal liability, hospitality and business owner policy. We also offer a range of personal lines programs including storage unit contents, manufactured housing, GAP, auto and credit life and disability. We provide credit life and disability programs that protect the lender and the borrower from default risk due to a life event impacting the borrower’s ability to repay the loan. Additionally, we offer related fee-earning, unregulated products and services, such as captive administration services, program administration and premium financing, to our U.S. Insurance customers. For the year ended December 31, 2020, the volume of gross written premiums and premium equivalents from these activities was $          million, which represented approximately          % of our total gross written premiums and premium equivalents and          % growth compared to 2019. We are active in 50 states in the United States.
•Light Commercial & Personal Lines: Our program business is focused on underwriting niche commercial and personal lines insurance coverages for agents, retail agents, MGAs, brokers and other program managers that require broad licensure, an “A-” or better A.M. Best rating and specialized knowledge and expertise to deliver their products. In 2013, we began to explore diversifying the revenue base beyond credit insurance, collateral protection and warranty and service contracts to niche light commercial lines and personal lines. We began by underwriting a few non-standard auto programs produced through general agents. Our commercial lines and personal lines programs include a wide array of niche commercial and personal lines programs, including admitted and E&S lines programs. With each program we grant these agents and program managers the authority to produce, underwrite and administer policies subject to our pricing and underwriting guidelines. We typically transfer a substantial portion of the underwriting risk on these programs to third-party reinsurers for which we are paid a ceding fee. We generally retain between 10-30% of the premium on a net basis.

We have a particular focus on “short-tail” lines of business where the time between the issuance of a policy or contract and reporting and payment of the claim tends to be shorter. Our current focus is on growing our short-tail, light commercial program business through Fortegra Specialty Insurance Company, our E&S and P&C insurance carrier. We have partnered with MGAs at Lloyd’s of London and other third-party program partners. We have hired senior management and developed a dedicated underwriting team to support this initiative.
•Credit Insurance & Collateral Protection: Our credit insurance products are designed to offer consumers and lenders protection from life events that limit a borrower’s ability to make payments on outstanding loan balances. These products offer consumers and lenders the option to protect loan balance repayment in the event of death, involuntary unemployment or disability. Our collateral protection products are designed to primarily protect the lender from losses to collateral pledged to secure an installment loan. In most instances these products offer lenders the option to protect collateral from a comprehensive loss due to fire, wind, flood and theft. Additionally, if the collateral is an automobile the coverage does protect against collision losses.
U.S. Warranty Solutions: Provides consumers with protection from certain covered losses on automobiles, mobile devices, consumer electronics, appliances and furniture in the United States. Our programs include, but are not limited to, VSCs, roadside assistance and motor clubs, GAP, automobile dent and ding repair, key replacement, cellular handset protection and brown and white good service contracts. We distribute our programs through retailers, auto dealerships and cell-phone carriers. For the year ended December 31, 2020, the volume of gross written premiums and premium equivalents from these activities was $          million, which represented approximately          % of our total gross written premiums and premium equivalents and          % growth compared to 2019. We are active in 50 states in the United States.
We entered the warranty and service contracts products and solutions market in 2007 as the first step and most logical extension of our credit insurance and collateral protection products given the similar small premium or premium equivalents per risk transaction ecosystem, transaction intensive distribution model and program partner risk participation.
Our warranty and service contract products and solutions provide consumers with coverage for specific losses to automobiles, recreation vehicles, mobile devices, consumer electronics, appliances and furniture and bedding. These products offer benefits such as replacement, service or repair coverage in the event of mechanical breakdown, accidental damage and water or spill damage. Some of our warranty and service contract products are extensions of warranty coverage provided by OEM. As part of our vertically integrated offering, we provide valuable services to our distribution partners including premium financing, lead generation support, insurance sales, and business process outsourcing.
Europe Warranty Solutions: Provides consumers with protection from certain covered losses on automobiles, mobile devices, consumer electronics, appliances and furniture in the European region. We offer a variety of programs, including GAP, auto extended warranty, automobile dent and ding repair, tire and wheel protection, cellular handset protection, consumer products accidental damage and others. We distribute our programs through MGAs, retail agents and auto dealerships. For the year ended December 31, 2020, the volume of gross written premiums and premium equivalents from these activities was $          million, which represented approximately          % of our total gross written premiums and premium equivalents and          % growth compared to 2019. We are active in nine countries in Europe: Czech Republic, Greece, Hungary, Ireland, the Netherlands, Poland, Slovakia, Spain and the United Kingdom.
Diversified Revenue Mix
We seek to complement our underwriting income with substantial fee-based revenues from the various value-added services we provide our program partners. Revenues from contracts with customers include warranty coverage, motor club and other revenues, including as part of service and administrative fees. For the year ended December 31, 2019, 19% of our revenues were derived from fees that were not solely dependent upon the underwriting performance of our insurance products, resulting in more diversified and consistent earnings. For the year ended December 31, 2019, 78% of our fee-based revenues were generated in unregulated service companies, with the remainder in our regulated insurance companies.

We view unearned premiums and deferred revenue as a leading indicator of future revenues, and represents substantial embedded value in the business given the consistent margins and high program and contract persistency. Unearned premiums and deferred revenue grew from $849.3 million in 2019 to $          in 2020, representing a          % increase. The table below highlights selected income statement and balance sheet items by our business mix.

Year Ended December 31, 2020
($ in thousands)	U.S. Insurance	U.S. Warranty Solutions	Europe Warranty Solutions	Total
Income Statement:
Earned premiums, net	$	$	$	$
Service and administrative fees
Ceding commissions and other revenue
Total underwriting and fee revenues	$	$	$	$
Balance Sheet:
Total unearned premiums & deferred revenue	$	$	$	$
Key Performance Metrics:
Gross written premiums and premium equivalents	$	$	$	$

	Year Ended December 31, 2019
($ in thousands)	U.S. Insurance	U.S. Warranty Solutions	Europe Warranty Solutions	Total
Income Statement:
Earned premiums, net	$493.8	$—	$5.3	$499.1
Service and administrative fees	14.3	90.6	1.3	106.2
Ceding commissions and other revenue	11.0	3.0	0.2	14.2
Total underwriting and fee revenues	$519.1	$93.6	$6.8	$619.5
Balance Sheet:
Total unearned premiums & deferred revenue	$727.7	$91.4	$30.2	$849.3
Key Performance Metrics:
Gross written premiums and premium equivalents	$965.5	$297.3	$34.2	$1,297.0
Distribution & Marketing
Our programs are marketed and sold by agents and program partners. Our program partners marketing and selling warranty solutions, collateral protection and credit insurance include financial services companies, big-box retailers, furniture stores, automobile dealerships, regional cellular service providers and mobile device service providers. Our commercial and personal lines insurance programs are marketed through a network of independent insurance agents, retailers, brokers and managing general agencies. Our warranty and service contract programs are primarily marketed and sourced through insurance intermediaries including TPAs, insurance brokers, MGAs and agents. Our vertically integrated platform also allows us to engage and enter into direct relationships with distributors. In each case, we pay our program partners a commission-based fee (or a dealer net equivalent in the case of or service contract and protection product business). A significant portion of our commission agreements are on a retrospective commission basis. This type of arrangement allows us to adjust commissions based upon underwriting results. We believe these types of commission arrangements align the economic interests of the agent and insurer. Additionally, these arrangements deliver more consistent profit margins.

We value a diversified set of agents and program partners. The below charts highlight our diversification by distribution channel and by program partners. As of December 31, 2020, we had distribution partners with no single relationship representing more than % of total gross written premiums and premium equivalents.
Our marketing department consists of marketing professionals oriented around three objectives: brand awareness and sales marketing, lead generation, and marketing on behalf of our distribution partners. We believe that the marketing capabilities that we bring to our distribution partners is a differentiator that results in longstanding distribution relationships. Our marketing team assists our partners with developing marketing strategies, including customer acquisition, digital marketing, collateral and other sales tactics and materials. These materials support cross-selling initiatives and other efforts that help to drive additional sales. The team utilizes A.I. and technology-enhanced research to generate leads for our internal sales teams and our distribution partners.
Underwriting
Our underwriting team consists of 90 underwriting professionals as of December 31, 2020. Our underwriters are industry veterans with deep knowledge of the specialty products that they underwrite, and they have longstanding relationships with our distribution partners.
We give limited underwriting authority to our MGAs. This means that we give our MGAs quote, bind and policy issuance authority within specifically agreed underwriting guidelines. Our underwriters work with our MGA partners to develop the underwriting guidelines for each program. Exceptions to the underwriting guidelines require approval from a senior underwriter.
Before we grant underwriting authority to an MGA, we conduct thorough due diligence on the partner. We review agency financials, underwriting results and IT systems, and we conduct background checks on principals and key underwriting personnel. In addition, we ensure that each of our contractual agreements with our MGAs includes “key man” clauses. We ensure that each of our MGA’s compensation is tied to the underlying performance of the book of business they have generated, without exception. We do this through sliding scale commission arrangements, where we pay a provisional commission upfront that can increase or decrease depending on whether agreed upon underwriting ratios are achieved. Our focus on smaller specialty programs ensures that we are not reliant on any one distribution partner and gives us the ability to stay firm on the terms of our distribution relationships.
After the underwriting guidelines are established, our underwriters and actuarial team determine the policy rate and form. Our MGAs do not establish the policy pricing and terms, nor do they manage claims or place reinsurance on our behalf. We insist upon “read-only” access to our MGAs’ underwriting systems to allow us to spot check rate and policy terms and conditions. We believe that it is important for us to maintain control of these processes to ensure the best outcome.
Our portfolio of risk predominantly consists of business that is low severity and high frequency. Our underwriting team prices the business to a target margin, taking into account claims and administrative services. We believe our pricing encompasses prudent risk evaluation based on historical data, while remaining commercially competitive and sustainable.
We conduct regular audits of the underwriting performance of our business. Our Chief Underwriting Officer reviews the performance of each program with the program manager on a monthly basis. Our Chief Executive Officer and Chief Financial Officer review the underwriting performance of the business on a quarterly basis. In addition, our reinsurers review the performance of the business on either a monthly or quarterly basis.
We believe our approach to risk selection, pricing and underwriting has contributed to our superior combined ratio, which has averaged          % over the past five years and has remained stable and consistent.
Technology
Our business strategy is supported by technology in four ways: the ability to effectively serve small policies in a cost efficient manner; the ability to generate business leads that fit our risk profile using A.I.; enhancing underwriting results, improving the business and experience of our distribution partners; and the ability to grow our business and add new product lines with minimal incremental expense.
Our integrated, proprietary technology efficiently manages the high volume of policies and claims that result from servicing large numbers of small policyholders and contract holders. Our technology is highly automated and allows us to operate at a low cost. We believe this is a significant barrier to entry as many of our competitors have IT systems designed for larger policies, and do not have the ability to service a high volume of small policies in a cost efficient manner. For example, from 2017 to 2020 our premium administration team for credit insurance increased premium production per person annually from $19 million to $29 million, or an increase in productivity of 50%. During the same period, the credit insurance claims processing team increased annual claim adjudication capacity from 3,400 transactions per person to over 6,100 transactions per person, or an 80% increase in productivity.
Through our A.I. algorithm and machine learning assisted underwriting, we provide qualified leads for new business to our distribution partners. We gather proprietary customer performance data, correlated characteristics and macro-economic research to generate an ideal customer profile across our targeted business mixes. We then work with a third-party marketing consultant to translate the ideal customer profiles into a proprietary target customer list that can be shared with our distribution partners. This both enhances the agent’s efficiency and revenue base while allowing us to experience a superior spread of risk and exceptional underwriting results. This process allows us to source attractive new business that meets our underwriting criteria.
Our flexible technology platform provides value-added services to our distribution partners that we believe create stronger relationships with our distribution partners. In addition to the A.I. based lead generation service that we provide, our technology platform is connected to our distribution partners and provides them with access to Fortegra claims portals, as well as research and reporting. Our technology makes it easy for distribution partners to do business with us. These value-added services deepen our relationships with our distribution partners and contribute to the high persistency rate of our relationships.
Our technology infrastructure is scalable and affords us the opportunity to add new program partners and services without significant additional expense.
Reinsurance & Counterparty Risk
Consistent with standard industry practice for most insurance companies, we use reinsurance to manage our underwriting risk and efficiently utilize capital. For example, a significant portion of our distribution partners of credit and warranty insurance products have created captive reinsurance companies to assume the insurance risk on the products they deliver. These captive reinsurance companies are known as PORCs, and in most instances each PORC assumes almost all of the underwriting risk associated with the insurance products they deliver. When we use PORCs, consistent with applicable laws and insurance regulations, we act in a fronting and administrative capacity on behalf of each PORC, providing underwriting and claims management services. We receive an administration fee that compensates us for our expenses associated with underwriting and servicing the underlying policies. Because reinsurance does not relieve us of our primary liability to the policyholder, we generally require cash collateral to secure the reinsurance receivable in the event that a PORC is unable to pay the claims it has assumed. In our other light commercial insurance program business, our reinsurers tend to be highly rated, well-capitalized, professional third-party reinsurers. We typically contract with third-party reinsurers that have attained an “A-” or better financial strength rating from A.M. Best. Those reinsurers that fall below this threshold are required to post collateral on a funds held basis or with a letter of credit.

We monitor our counterparty risk on a monthly basis through both adjustments to the sliding scale commission arrangements and a thorough evaluation of our reinsurance receivables and associated collateral. The following table highlights reinsurance receivables and associated collateral as of December 31, 2020 and 2019:

($ in millions)	As of December 31, 2020
	Third-party Captives(1)	Professional Reinsurers(2)	Total
Reinsurance receivable	$	$	$
Collateral	$	$	$
% Collateralized	%	%	%

($ in millions)	As of December 31, 2019
	Third-party Captives(1)	Professional Reinsurers(2)	Total
Reinsurance receivable	$314	$226	$540
Collateral	$469	$102	$571
% Collateralized	149%	45%	106%
__________________
(1)Includes domestic insurance companies owned by distribution partners.
(2)“Professional reinsurers” include all reinsurers except for third-party captives.
The following sets forth the percentage of our reinsurance receivables broken out by the A.M. Best financial strength rating of the applicable professional reinsurers, excluding gross-up adjustments, as of December 31, 2020 and 2019:

	Percentage(1)
Rating:	2020	2019
A++	%	1%
A+	%	24%
A	%	6%
A-%		1%
B++ and Unrated	%	68%
__________________
(1)Numbers may not foot due to rounding.
Claims Management
Our claims department consisted of 229 claims professionals as of December 31, 2020. We organize our claims department by lines of business, with specialized teams aligned by the line of business in which they have expertise. Each claims adjuster is trained and experienced in evaluating the coverage applicable to the noticed matter and effectuating an appropriate resolution. When an insured reports a claim, it is immediately directed to the proper unit for handling.
We maintain claims disposition authority for greater than 90% of claims adjudicated within the credit and warranty programs. We maintain claims disposition authority for greater than 70% of claims adjudicated within the property and casualty programs. When necessary, the claims team has access to a panel of expert attorneys, mediators, investigators and independent adjusters who will be retained in connection with litigation or loss inspection. Our claims adjusters work closely with our underwriting team by keeping them apprised of loss trends early in a program’s development. For certain lines of business that have high frequency and low severity, we utilize TPAs to process claims. This allows our claims professionals to focus on more complex claims, and enhances the efficiency of our claims department. Our MGAs do not have claims authority and the TPAs that we use do not have underwriting authority.

Our claims are generally reported and settled quickly, resulting in consistent historical loss development patterns and limited tail risk. We have data systems that allow for the centralization of data and creation of reports, which creates a management reporting tool allowing for the identification of trends within a product, specific jurisdiction or across multiple jurisdictions.
Reserves
Our loss reserving practices begin with loss picks at the program and accident year level and are set by management with input from underwriting, actuarial and claims. On a monthly basis, management reviews actual results and compares those results to the initial loss pick, with any discrepancies noted. On a quarterly basis, management performs same reviews and considers adjustments to loss picks (favorable or unfavorable) before forwarding on to independent third-party actuary. The third-party actuary performs quarterly reviews of the reserves and hosts quarterly calls with management to review results of their actuarial review. Information from the monthly and quarterly calls may result in a periodic internal actuarial review of a specific program(s) to resolve any discrepancy between original loss picks and actual performance, resulting in timely adjustments. Information about any loss emergence patterns, claims practices, reinsurance, pricing are all taken into consideration.
As of December 31, 2020 reserves were considered to be          % redundant.
Our actuaries apply a variety of generally accepted actuarial methods to the historical loss development patterns, to derive cumulative development factors. These cumulative development factors are applied to reported losses for each accident quarter to compute ultimate losses. The indicated required reserve is the difference between the ultimate losses and the reported losses. The actuarial methods used include but are not limited to the chain ladder method, the Bornhuetter-Ferguson method, and the expected loss ratio method. The actuarial analyses are performed on a gross basis, and the resulting factors and estimates are then used in calculating the net loss reserves which take into account the impact of reinsurance. We have not made any changes to our methodologies for determining claim reserves in 2019 and 2020.
Credit life and AD&D unpaid claims reserves include claims in the course of settlement and IBNR. Credit disability unpaid claims reserves also include continuing claim reserves for open disability claims. For all other product lines, unpaid claims reserves include case reserves for reported claims and bulk reserves for IBNR claims. We use a number of algorithms in establishing our unpaid claims reserves. These algorithms are used to calculate unpaid claims as a function of paid losses, earned premium, reported incurred losses, target loss ratios, and in-force amounts or a combination of these factors.
Anticipated future loss development patterns form a key assumption underlying these analyses. Generally, unpaid claims reserves and associated incurred losses are impacted by loss frequency, which is the measure of the number of claims per unit of insured exposure, and loss severity, which is based on the average size of claims. Factors affecting loss frequency and loss severity may include changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation, economic conditions, morbidity patterns and the attitudes of claimants towards settlements.
The unpaid claims reserves represent our best estimates at a given time, based on the projections and analyses discussed above. Actual claim costs are dependent upon a number of complex factors such as changes in doctrines of legal liabilities and damage awards. These factors are not directly quantifiable, particularly on a prospective basis. We periodically review and update our methods of making such unpaid claims reserve estimates and establishing the related liabilities based on our actual experience. We have not made any changes to our methodologies for determining unpaid claims reserves in the periods presented. In accordance with applicable statutory insurance company regulations, our recorded unpaid claims reserves are evaluated by appointed independent third-party actuaries, who perform this function in compliance with the Standards of Practice and Codes of Conduct of the American Academy of Actuaries.
We believe we have a strong reserve track record with a history of accurate initial loss picks that are in-line with the estimates of our independent actuary. We write short-tailed lines of business, which we believe helps limit volatility and the potential for significant reserve adjustments. In 2012, prior to writing specialty program products, 94% of our reserves were for IBNR. As of December 31, 2020,           % of gross reserves are allocated to specialty

insurance programs. Approximately 90% of our reserves are paid out in the first 24 months. Our carried reserves are within third-party actuarial estimates across all of our lines of business.
As of December 31, 2020, P&C reserves consisted of $          million of carried reserves and $          million of third-party estimated reserves. As of December 31, 2020, life reserves consisted of $          million of carried reserves and $          million of third-party estimated reserves.
Investments
Investment income is a significant component of our earnings. Our primary investment objectives are to maintain liquidity, to preserve capital, and to generate a stable level of investment income. We rely on our conservative underwriting practices to generate investable funds. Our investable assets are invested in asset classes that we believe will maintain liquidity and support capital preservation while producing attractive risk-adjusted returns. Most of these securities are invested in short-duration fixed income securities that are both highly liquid and highly rated. Our fixed maturity securities, including cash equivalents, had a weighted average effective duration of           years and an average rating of           as of December 31, 2020. Our fixed income investment portfolio had a book yield of          % as of December 31, 2020. These securities, representing          % of our portfolio, are managed by BlackRock with direction from internal asset management professionals. Tiptree provides investment services for credit risk assets, equities and alternative assets, which represented           % of our portfolio as of December 31, 2020. We conduct monthly stress tests and use predictive analytics to manage our investment portfolio, which we believe reduces risk to our investment performance. We also maintain an investment committee that meets monthly to ensure our investment objectives remain aligned with our broader strategic and financial objectives.
As of December 31, 2020, the majority of our investment portfolio, or $          million, was comprised of fixed maturity securities that are classified as available-for-sale and carried at fair value with unrealized gains and losses on these securities, net of applicable taxes, reported as a separate component of AOCI. Also included in our investment portfolio were $          million of equity securities, $          million of loans, at fair value, $          million of exchange traded fixed income funds, at fair value, $          million of other investments.
The following table provides a summary of our investment portfolio as of December 31, 2020 and 2019:

	As of December 31,
Investments:	2020	2019
Cash and cash equivalents	$	$115,286
Available for sale securities, at fair value		335,192
Loans, at fair value		10,174
Common and preferred equity securities		37,777
Exchange traded funds		25,039
Other investments		42,452
Total cash and invested assets	$	$565,920

The following table provides the credit quality of investment securities as of December 31, 2020 and 2019:

($ in thousands)	As of December 31, 2020
Rating:	Amortized Cost or Cost	Fair Value	% of Total Fair Value
AAA	$	$	%
AA
A
BBB
BB
B or unrated
Total available for sale investments	$	$	%

($ in thousands)	As of December 31, 2019
Rating:	Amortized Cost or Cost	Fair Value	% of Total Fair Value
AAA	$233,013	$233,514	69.7%
AA	54,070	55,005	16.4
A	42,905	43,487	13.0
BBB	1,097	1,044	0.3
BB	573	546	0.2
B or unrated	1,330	1,596	0.4
Total available for sale investments	$332,988	$335,192	100.0%
Competition
We operate in several markets and believe that no single company competes against us in all of our business lines. We may compete with other specialty carriers or program managers within a given program, but no specific insurers can be identified as clear competition across all of our programs. Within the United States, we compete with specialty insurers like Markel Corporation, RLI Corporation and Clear Blue Insurance Group. We also compete with larger insurance companies that may selectively underwrite specialty or credit programs like AIG and Allianz SE. Within our U.S. and European Warranty Solutions lines of business we compete with Assurant, Securian Financial, Great American, Asurion, LLC, AmTrust Financial, SquareTrade Inc., Allianz SE, Helvetia Insurance and AXA SA. These lists are not exhaustive and are constantly evolving as we and our competitors expand our program coverage.
In general, the insurance markets our programs operate in are highly competitive. The competition we face is due to a confluence of factors, including product pricing, industry knowledge and expertise, quality of customer service, effectiveness of distribution channels, technology platforms and underwriting processes, the quality of information systems, financial strength ratings, size, breadth of products offered, overall reputation, and other factors. We primarily compete by leveraging our proprietary technological innovations, decades of underwriting expertise, robust distribution relationships, data-driven marketing initiatives, our “agent-first” mentality, and best-in-class reputation.
Ratings
We currently have a rating of “A-” (Excellent) (Outlook Stable) from A.M. Best and a rating of “A–” (Outlook Stable) from KBRA, which both rate insurance companies based on factors of concern to policyholders. A.M. Best currently assigns 16 ratings to insurance companies, which currently range from “A++” (Superior) to “S” (Rating Suspended). “A-” (Excellent) is the fourth highest rating. KBRA currently assigns 11 ratings to insurance companies, which range from AAA (Extremely Strong) to R (Under Regulatory Supervision). “A-” (Outlook Stable) is the third highest rating. In evaluating a company’s financial and operating performance, A.M. Best and KBRA perform quantitative and qualitative analyses, which includes a reviews of the company’s balance sheet strength, operating performance and business profile. Each of A.M. Best’s and KBRA’s ratings reflect its opinion of an insurance company’s financial strength, operating performance and ability to meet its obligations to policyholders. These evaluations are not directed to purchasers of an insurance company’s securities.
Enterprise Risk Management
We have implemented a firm-wide ERM program to coordinate risk management efforts between lines of business and to ensure alignment between our risk-taking activities and our strategic objectives. The ERM program includes the Risk Committee, Management, and Internal Auditors, each with a defined set of responsibilities focused on mitigating risks. Our Risk Committee is managed by a team of stakeholders within our organization and is chaired by our CEO, Richard Kahlbaugh. The committee designed our risk methodology, spanning across all key operational areas of the Company. Our committee focuses on mitigating these risks by documenting them, monitoring ownership of mitigation plans, and monitoring progress reports. The second branch of our ERM program is management who is responsible for rating risks and developing mitigation plans within their respective organizational units. The risk rating process undertaken by management is based on a formalized methodology, and is focused on probability of occurring as well as the size of the financial organizational, and strategic / reputational impacts. Management then determines what mitigation plans are necessary to implement to reduce the impacts of these risks. Finally, the plans are provided to the Director of Internal Audit who tracks them with management on an ongoing basis.
Technology is a core tenet of our ERM program and we leverage our IT systems to effectively implement our risk mitigation plans. We have invested significantly in our infrastructure and security, enabling us to both proactively mitigate risks as well as respond swiftly to incidents. For instance, following the outbreak of COVID-19 in the United States, we transitioned seamlessly to a remote working environment with no major technology issues.
Intellectual Property
We own or license a number of trademarks, patents, trade names, copyrights, service marks, trade secrets and other intellectual property rights that relate to our services and products within the various jurisdictions we operate. Although we believe that these intellectual property rights are, in the aggregate, important to our business, we also believe that our business is not materially dependent upon any particular trademark, trade name, copyright, service mark, license or other intellectual property right. Additionally, our insurance subsidiaries have entered into confidentiality agreements with their program partners that impose restrictions on program partners’ use of our proprietary software and other intellectual property rights.
Human Capital Resources
The development, attraction and retention of employees is a critical success factor for the Company. We leverage both formal and informal programs to identify, foster, and retain top talent. As of December 31, 2020, we had 716 employees across 15 offices in four countries.
We have developed an education program that assists employees in developing key skills that enable them to perform their jobs and to advance their careers. This program helps to identify top performers, improve employee performance and retention, increase our organizational learning and support the promotion of our current employees.
The Company’s Leadership Development Program (“LDP”) identifies new talent and prepares them for success within our organization. The program hires recent college graduates who will typically rotate through several departments over a two-year period. Program participants gain experience in Finance, Audit, Underwriting and Marketing with the intent of becoming fully immersed in the Company’s business. Once the program is complete, LDP participants are better equipped with the knowledge and experience needed to excel as future leaders at the Company. Our goal for successful LDP participants is to hire them on a full-time basis upon completion of the program.
The Company’s compensation and benefits programs are designed to align the compensation of our employees with the Company’s performance and to provide the proper incentives to attract, retain and motivate employees to achieve superior results. The structure of our compensation programs balances incentive earnings for both short-term and long-term performance. Specifically:
•We provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location.
•We align our executives’ long-term equity compensation with our stockholders’ interests by linking realizable pay with revenue production and earnings.
•Annual increases and incentive compensation are based on merit, which is communicated to employees at the time of hiring and documented through our talent management process as part of our annual review procedures and upon internal transfer and/or promotion.
•We encourage wellness through subsidized gym memberships and an onsite workout facility.
•All employees are eligible for health insurance, paid and unpaid leaves and life and disability/accident coverage.
Fortegra Foundation
Fortegra Foundation, a non-profit corporation chaired by our Chief Executive Officer, Mr. Richard S. Kahlbaugh, is a 501(c)(3) tax-exempt charity committed to giving back to our communities by lending a helping hand to those in need. We undertake multiple initiatives to support military families and local charities focused on the health and welfare of children and families. We also support clean water initiatives in Africa. We are committed to working and helping communities across the nation and supporting like-minded charities. Helping our community is where our heart is.
Fortegra N.O.W.
Fortegra N.O.W. (Network of Women) is working to ensure equal access to leadership positions in the insurance industry regardless of gender or race. This is being accomplished through unconscious bias training, mentoring programs, education reimbursement, and policies that support work/life balance and equal pay for equal jobs. This group is led by female executives at Fortegra. The programming and resources provided are available to all Fortegra employees.
Properties
Our principal executive offices are located at 10751 Deerwood Park Blvd, Jacksonville, Florida, 32256. We and our subsidiaries lease properties throughout the United States and Europe, all of which are used as administrative offices. We believe that the terms of the leases at each of our subsidiaries are sufficient to meet our present needs and we do not anticipate any difficulty in securing additional space, as needed, on acceptable terms.
Legal Proceedings
We are a defendant in Mullins v. Southern Financial Life Insurance Co., which was filed in February 2006, in the Pike Circuit Court, in the Commonwealth of Kentucky. A class was certified in June 2010. At issue is the duration or term of coverage under certain disability and life credit insurance policies. The action alleges violations of the Consumer Protection Act and certain insurance statutes, as well as common law fraud and seeks compensatory and punitive damages, attorney fees and interest. To date, the court has not awarded sanctions in connection with Plaintiffs’ April 2012 Motion for Sanctions. In January 2015, the trial court issued an Order denying our motion to decertify the class, which was upheld on appeal. Following a February 2017 hearing, the court denied our Motion for Summary Judgment as to certain disability insurance policies. In January 2018, in response to a Plaintiffs’ Motion the court vacated its November 2017 order granting our Motion for Summary Judgment as to the life certificates at issue with leave to refile. No trial or additional hearings are currently scheduled.

We and our subsidiaries are party to other legal proceedings in the ordinary course of business. Although our legal and financial liability with respect to such proceedings cannot be estimated with certainty, we do not believe that these proceedings, either individually or in the aggregate, are likely to have a material adverse effect on our financial position. See Note (18) Commitments and Contingencies in the accompanying consolidated financial statements for additional information on litigation matters.

REGULATION
Our business is subject to extensive regulation and supervision, including at the federal, state, local and foreign levels. We cannot predict the impact of future changes to such laws or regulations on our business. Future laws and regulations, or the interpretation thereof, may have a material adverse effect on our business, results of operations, financial condition and cash flows.
State Regulation
State insurance laws and regulations regulate most aspects of our business, and our insurance company subsidiaries are regulated by the insurance departments of the states in which they are domiciled and licensed. Each of our U.S. insurance subsidiaries is domiciled in one of the following states: Arizona, California, Delaware, Georgia, Kentucky and Louisiana (each, a “Fortegra Domiciliary State”). Our service contract and motor club subsidiaries are regulated by state insurance departments and other agencies where they operate.
The extent of U.S. state insurance regulation varies, but generally derives from statutes that delegate regulatory, supervisory and administrative authority to a department of insurance in each state. The purpose of the laws and regulations affecting our insurance company subsidiaries is primarily to protect the policyholders and not our stockholders, noteholders or agents. The regulation, supervision and administration by state departments of insurance relate, among other things, to: standards of solvency that must be met and maintained, restrictions on the payment of dividends, changes in control of insurance companies, review and approval of certain affiliate transactions, the periodic examination of the affairs of insurance companies, assessments imposed by guaranty associations, the form and content of required financial statements, the licensing of insurers and their agents and other producers, the types of insurance that may be written, privacy practices, the ability to enter and exit certain insurance markets, the nature of and limitations on investments, restrictions on the size of risks that may be insured under a single policy, reserves and provisions for unearned premiums, losses and other obligations, deposits of securities for the benefit of policyholders, payment of sales compensation to third parties, the ability to offer payment protection products, approval of policy forms and premium rates and the regulation of market conduct, including advertising, underwriting and claims practices. Our insurance products and our business are also affected by state and local tax laws.
The NAIC, which is further discussed below, and state insurance regulators are continuously involved in a process of reexamining existing laws and regulations and their application to insurance companies. Furthermore, while the federal government currently does not directly regulate the business of insurance, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, privacy, tort reform legislation and taxation. See “—Federal Oversight.” We cannot predict the future impact of changing regulation on the operations of our insurance company subsidiaries. See “Risk Factors—Risks Related to Regulatory and Legal Matters—Compliance with existing and new regulations affecting our business may increase costs and limit our ability to pursue business opportunities.”
NAIC
The NAIC is an organization whose mandate is to benefit state insurance regulatory authorities and consumers by promulgating model insurance laws and regulations for adoption by the states. The NAIC also provides standardized insurance industry accounting and reporting guidance through its Accounting Practices and Procedures Manual (the “Manual”). However, model insurance laws and regulations are only effective when adopted by the states, and statutory accounting and reporting principles continue to be established by individual state laws, regulations and permitted practices. Changes to the Manual or modifications by the various state insurance departments may impact the statutory capital and surplus of our insurance company subsidiaries.
The NAIC adopted the Risk Management and Own Risk and Solvency Assessment (“ORSA”) Model Act, which requires larger insurers to maintain a framework for identifying, assessing, monitoring, managing and reporting on the material and relevant risks associated with the insurer’s (or insurance group’s) current business plans. Under the ORSA Model Act, an insurer must undertake an internal risk management review no less often than annually (but also at any time when there are significant changes to the risk profile of the insurer or its insurance group) in accordance with the ORSA Guidance Manual adopted by the NAIC, and prepare a summary report (“ORSA Report”) assessing the adequacy of the insurer’s risk management and capital in light of its current and future business plans. The ORSA Report is filed with a company’s lead state regulator and is available to other domiciliary regulators within the holding company system. Our insurance companies file an annual ORSA report.
In November 2014, the NAIC adopted the Corporate Governance Annual Disclosure Model Act and Model Regulation (together, the “Corporate Governance Model Act”), which require an insurer to provide an annual disclosure regarding its corporate governance practices to its domestic regulator and lead state regulator. Our lead state regulator is the State of Delaware.
Each of California and Louisiana has adopted a version of the Corporate Governance Model Act, and the first corporate governance annual disclosure under those laws was due on June 1, 2016. None of the remaining Fortegra Domiciliary States has adopted the Corporate Governance Model Act, and it is not known whether the remaining Fortegra Domiciliary States may adopt the Corporate Governance Model Act in the future; however, the NAIC is seeking to make the Corporate Governance Model Act part of its accreditation standards for state solvency regulation, which may motivate additional states to adopt the Corporate Governance Model Act.
Insurance Holding Company Statutes
As a holding company, The Fortegra Group, Inc. is not regulated as an insurance company, but because it owns, directly or indirectly, capital stock in insurance company subsidiaries, it is subject to the state insurance holding company statutes, as well as certain other laws of each of the Fortegra Domiciliary States. All holding company statutes, as well as other laws, require disclosure and, in many instances, prior regulatory approval or non-disapproval of material transactions between an insurance company and an affiliate, acquisition of control of a domestic insurer and payments of extraordinary dividends or distributions. Transactions within the holding company system affecting insurers must be fair and reasonable, and each insurer’s policyholder surplus following any such transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs.
In December 2010, the NAIC adopted amendments to the Insurance Holding Company System Regulatory Act and Model Regulation (the “Amended Holding Company Model Act”). The Amended Holding Company Model Act introduced the concept of “enterprise risk” within an insurance holding company system. The Amended Holding Company Model Act imposes more extensive informational requirements on parents and other affiliates of licensed insurers or reinsurers with the purpose of protecting the licensed companies from enterprise risk, including requiring an annual enterprise risk report by the ultimate controlling person identifying the material risks within the insurance holding company system that could pose enterprise risk to the licensed companies.
In December 2014, the NAIC promulgated additional amendments to the Amended Holding Company Model Act (the “Revised Amended Holding Company Model Act”) for consideration by the various states that address the authority of an insurance commissioner to act as the group-wide supervisor for an internationally active insurance group or to acknowledge the authority of another regulatory official, from another jurisdiction, to so act.
Each of the Amended Holding Company Model Act and the Revised Amended Holding Company Model Act must be adopted by the individual states for the new requirements to apply to our insurance company subsidiaries. Each of the Fortegra Domiciliary States has substantially adopted the Amended Holding Company Model Act. Each of California, Delaware and Louisiana have substantially adopted the Revised Amended Holding Company Model Act. It is not known whether Georgia, Kentucky and/or Wisconsin may adopt the Revised Amended Holding Company Model Act in the future.
Dividends Limitations
The Fortegra Group, Inc. is a holding company and has limited direct operations. Its holding company assets consist primarily of the capital stock of its subsidiaries. Accordingly, its future cash flows depend upon the availability of dividends and other payments from its subsidiaries, including statutorily permissible payments from its insurance company subsidiaries, as well as payments under our tax allocation agreement and management agreements with its subsidiaries. The ability of its insurance company subsidiaries to pay dividends and to make other payments will be limited by applicable laws and regulations of the states in which its insurance company subsidiaries are domiciled and in which they operate, which vary from state to state and by type of insurance provided by the applicable subsidiary. These laws and regulations require, among other things, our insurance company subsidiaries to maintain minimum solvency requirements and limit the amount of dividends they can pay to their respective holding company. Along with solvency regulations, the primary factor in determining the amount of capital available for potential dividends is the level of capital needed to maintain desired financial strength ratings from rating agencies for our insurance company subsidiaries. In the future, both regulators and rating agencies could become more conservative in their methodology and criteria, including increasing capital requirements for our insurance company subsidiaries which, in turn, could negatively affect our capital resources. See “Risk Factors—Risks Related to Regulatory and Legal Matters—Our ability to pay dividends to stockholders will depend on distributions from our subsidiaries that may be subject to restrictions and income from assets.”
Regulation of Investments
Our insurance company subsidiaries must comply with their respective state of domicile’s laws regulating insurance company investments. These laws prescribe the kind, quality and concentration of investments and, while unique to each state, the laws are modeled on the standards promulgated by the NAIC. Such investment laws are generally permissive with respect to federal, state and municipal obligations and more restrictive with respect to corporate obligations, particularly noninvestment grade obligations, foreign investment, equity securities and real estate investments. Each insurance company is therefore limited by the investment laws of its state of domicile from making excessive investments in any given security (such as single issuer limitations) or in certain classes of riskier investments (such as aggregate limitation in noninvestment grade bonds). The diversification requirements are broadly consistent with our investment strategies. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purpose of measuring statutory surplus and, in some instances, would require divestiture of such non-complying investments.
Statutory Examinations
As part of their routine regulatory oversight process, state insurance departments conduct periodic detailed financial examinations, generally once every three to five years, of the books, records, accounts and operations of insurance companies that are domiciled in their states. Examinations are generally carried out in cooperation with the insurance departments of other, non-domiciliary states under guidelines promulgated by the NAIC. Our U.S. Insurance companies were most recently examined as of 2017, with reports issued in 2019 with no material adverse findings. The examination reports are available to the public.
Risk-Based Capital Requirements
The NAIC has adopted a model act with RBC formulas to be applied to insurance companies. RBC is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in light of its size and risk profile. RBC standards are used by state insurance regulators as a tool to monitor capital adequacy and to determine appropriate regulatory actions relating to insurers that show signs of weak or deteriorating capital conditions. RBC requirements are intended to raise the level of protection of policyholder obligations and provide an additional standard for minimum capital requirements that insurers should meet to avoid being placed in rehabilitation or liquidation. The Fortegra Domiciliary States have adopted laws substantially similar to the NAIC’s RBC model act.
A company calculates RBC by using a specified formula that applies factors to various risks inherent in the insurer’s operations. The adequacy of a company’s actual capital can then be measured by a comparison to its RBC as determined by a formula. RBC levels are not intended as a measure to rank insurers generally, and the insurance laws in the Fortegra Domiciliary States generally restrict the public dissemination of insurers’ RBC levels. Under laws adopted by individual states, insurers having total adjusted capital less than that required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.
The calculation of RBC requires certain judgments to be made, and, accordingly, our insurance company subsidiaries’ current RBC may be greater or less than the RBC calculated as of any date of determination.

Credit for Reinsurance
The Non-admitted and Reinsurance Reform Act contained in the Dodd-Frank Act provides that if the state of domicile of a ceding insurer is an NAIC accredited state, or has financial solvency requirements substantially similar to the requirements necessary for NAIC accreditation, and recognizes credit for reinsurance for the insurer’s ceded risk, then no other state may deny such credit for reinsurance. Because all states are currently accredited by the NAIC, the Dodd-Frank Act prohibits a state in which a U.S. ceding insurer is licensed but not domiciled from denying credit for reinsurance for the insurer’s ceded risk if the cedant’s domestic state regulator recognizes credit for reinsurance. The ceding company in this instance is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the ceding company’s liability for unearned premium (which are that portion of written premiums which applies to the unexpired portion of the policy period), loss reserves and loss expense reserves to the extent ceded to the reinsurer.
Federal Oversight
Although the insurance business in the United States is primarily regulated by the states, federal initiatives can affect our business and our insurance subsidiaries in a variety of ways. From time to time, federal measures are proposed which may significantly affect the insurance business. These areas include financial services regulation, securities regulation, privacy regulation and taxation. In addition, various forms of direct and indirect federal regulation of insurance have been proposed from time to time, including proposals for the establishment of an optional federal charter for insurance companies.
With regard to our payment protection products, there are not only state, but also federal laws and regulations that govern the ability to offer our products and disclosures related to lenders’ sales of those products. Our ability to offer and administer those products on behalf of financial institutions is dependent upon their continued ability to sell those products. To the extent that federal or state laws or regulations, including actions by the CFPB, change to restrict or prohibit the sale of these products, our revenues would be adversely affected. The Dodd-Frank Act created the CFPB to add new regulatory oversight for the sales practices of financial institutions. While the CFPB does not have direct jurisdiction over insurance products, it is possible that regulatory actions taken by the CFPB may affect the sales practices related to these products and thereby potentially affect the Company’s business or the clients that we serve. In the past, the CFPB’s enforcement actions have resulted in large refunds and civil penalties against financial institutions in connection with their marketing of payment protection and other products. Due to such regulatory actions, some lenders may reduce their sales and marketing of payment protection and other ancillary products, which may adversely affect our revenues. The full impact of the CFPB’s oversight is unpredictable and has not yet been realized fully. In addition, based on a U.S. Supreme Court decision in 2020, the director of the CFPB may be removed by the President at will, so it is anticipated that such changes will be made with each change in administration. At this time, it is uncertain whether or to what extent any changes will be made.
With respect to the P&C insurance policies we underwrite, various federal regulatory authorities, including the CFPB, have taken actions with respect to creditor-placed insurance business. The NAIC is currently revising the Creditor-Placed Insurance Model Act and further actions may be taken by state and federal regulators that may place additional barriers on creditor-placed insurance.
Privacy and Information Security Regulation
As discussed above, federal and state laws and regulations require financial institutions, including insurers, to protect the security and confidentiality of non-public personal information, including certain health-related and customer information, and to notify customers and other individuals about their policies and practices relating to their collection and disclosure of health-related and customer information and their practices relating to protecting the security and confidentiality of that information. State laws regulate use and disclosure of social security numbers and federal and state laws require notice to affected individuals, law enforcement, regulators and others if there is a breach of the security of certain non-personal information, including social security numbers.
The Health Insurance Portability and Accountability Act (“HIPAA”) and regulations adopted pursuant to HIPAA require us to maintain the confidentiality, integrity and availability of individually identifiable health information that we collect, implement administrative, physical and technological measures to safeguard such information and provide notification in the event of a breach in the privacy or confidentiality of such information. The use and disclosure of certain data that we collect from consumers is also regulated by the Gramm-Leach-Bliley Act, which established consumer protections regarding the security and confidentiality of nonpublic personal information and, as implemented through state insurance laws and regulations, require us to make full disclosure of our privacy policies to customers.
The issues surrounding data security and the safeguarding of consumers’ protected information are under increasing regulatory scrutiny by state and federal regulators, particularly in light of the number and severity of recent U.S. companies’ data breaches. The New York State Department of Financial Services (the “NYDFS”) published a cybersecurity regulation, which became effective on March 1, 2017 that required financial institutions regulated by the NYDFS, including certain of our insurance company subsidiaries, to establish a cybersecurity program. The regulation includes specific technical safeguards as well as requirements regarding governance, incident planning, data management, system testing and regulator notification. In addition to the NYDFS cybersecurity regulation, the NAIC adopted the Insurance Data Security Model Law in October 2017. Under the model law, institutions that are compliant with the NYDFS cybersecurity regulation are deemed also to be in compliance with the model law. The model law has been adopted by certain states and is under consideration by others. We expect that additional regulations could be enacted in other jurisdictions that could impact our cybersecurity program. Depending on these and other potential implementation requirements, we will likely incur additional costs of compliance. See “Risk Factors—Risks Related to our Intellectual Property and Data Privacy—Increasing regulatory focus on privacy issues and expanding laws could affect our business model and expose us to increased liability.”
International Oversight
A portion of our business is conducted via our insurance company in Malta or ceded to our reinsurance company subsidiary domiciled in Turks and Caicos. The degree of regulation and supervision in foreign jurisdictions varies. Generally, our subsidiaries operating in foreign jurisdictions must satisfy local regulatory requirements; licenses issued by foreign authorities to our subsidiaries are subject to modification or revocation by such authorities, and therefore these subsidiaries could be prevented from conducting business in certain of the jurisdictions where they currently operate. In addition to these licensing and other requirements, our foreign operations are also regulated in various jurisdictions with respect to currency, policy language and terms, advertising, privacy and data security, amount and type of reserves and amount and type of capital to be held. Our foreign operations are subject to local tax laws and regulations as well.
Regulation of Our Administration Services
We are subject to federal and state laws and regulations related to our administration of insurance products on behalf of other insurers. In order for us to process and administer insurance products of other companies, we are required to maintain TPA licenses in the states where those insurance companies operate. Through our service offerings, we also are subject to the related federal and state privacy laws and must comply with data protection and privacy laws, such as the Gramm-Leach-Bliley Act and HIPAA discussed above, and certain state data privacy laws. We are also subject to laws and regulations related to telemarketing calls and unsolicited email or fax messages to consumers and customers. In addition, the terms of our contracts typically require us to comply with applicable laws and regulations. If we fail to comply with any applicable laws, acts, rules or regulations, we may be restricted in our ability to provide services and may also be subject to civil or criminal fines or penalties, litigation or contract termination.

MANAGEMENT
The following table provides information regarding our executive officers and the Board of Directors as of January 22, 2021:

Name	Age	Position
Michael G. Barnes	54	Chairman of the Board and Compensation, Nominating and Governance Committee Chairman
Robert L. Borden(1)	57	Director Nominee
Tracy Collins(1)	57	Director Nominee
John J. Hendrickson(1)	60	Director Nominee and Audit Committee Chairman
Jonathan Ilany	67	Director
Richard S. Kahlbaugh	60	President and Chief Executive Officer and Director
William Michaelcheck(1)	73	Director Nominee
Michael F. Grasher	56	Executive Vice President and Chief Financial Officer
Mark E. Rattner	55	Executive Vice President and Chief Underwriter & Product Management, Specialty & Credit
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(1)Each noted individual has agreed to become a director and it is expected that such individuals shall be appointed to the Board of Directors on or prior to the closing of this offering.
Michael G. Barnes has been our Chairman of the Board of Directors since 2021. Mr. Barnes has been a member of Tiptree’s board of directors since August 2010 and he currently serves as Tiptree’s Executive Chairman and a member of its Executive Committee. In 2007 Mr. Barnes founded Tiptree Financial Partners, L.P. (“TFP”), Tiptree’s predecessor, and served as Chief Executive Officer until 2012 and Chairman until its merger with Tiptree in 2018. In addition, Mr. Barnes is a founding partner and principal of Corvid Peak Holdings, L.P., formerly known as Tricadia Holdings, L.P., and its affiliated companies. Prior to the formation of Corvid Peak in 2003, Mr. Barnes spent two years as Head of Structured Credit Arbitrage within UBS Principal Finance LLC, a wholly owned subsidiary of UBS Warburg, which conducted proprietary trading on behalf of the firm. Mr. Barnes joined UBS in 2000 as part of the merger between UBS and PaineWebber Inc. Prior to joining UBS, Mr. Barnes was a Managing Director and Global Head of the Structured Credit Products Group of PaineWebber. Prior to joining PaineWebber in 1999, he spent 12 years at Bear Stearns & Co. Inc. (“Bear Stearns”), the last five of which he was head of their Structured Transactions Group. Mr. Barnes was the Chairman of the Board of Philadelphia Financial Group, Inc., a private placement life insurance, annuity and administration company, from June 2010 until June 2015, and Care Investment Trust Inc., a senior living real estate company, from August 2010 until February 2018. Mr. Barnes received his A.B. from Columbia College. Mr. Barnes was selected to serve as a member of the Board of Directors because of his extensive senior level experience and his extensive knowledge of our business and industry.
Robert L. Borden will become a member of our Board of Directors in connection with this offering. Mr. Borden has served as a director of Athene Holding Ltd. and its subsidiary, ALRe, since 2010. Mr. Borden is a Founding Partner and served as both Chief Executive Officer and Chief Investment Officer of Delegate Advisors, LLC from January 2012 through December 2018. From April 2006 to January 2012, Mr. Borden served as the Chief Executive Officer and Chief Investment Officer of the South Carolina Retirement System Investment Commission (“SCRSIC”), which is responsible for investing and managing all assets of the South Carolina Retirement Systems. Prior to his role at SCRSIC, Mr. Borden served as the Executive Director and Chief Investment Officer of the Louisiana State Employees Retirement System, where he was responsible for investment management, benefits administration, finance and operations. Mr. Borden has also served as Vice Chairman and Chairman of the Fund Evaluation Committee for the Louisiana Deferred Compensation Commission and as a member of the South Carolina Deferred Compensation Committee. Prior to that, Mr. Borden served as Treasurer and Senior Manager for Financial Services at the Texas Workers’ Compensation Insurance Fund after serving as VP of Treasury and Interest Rate Risk Manager at Franklin Federal Bancorp. Mr. Borden currently serves on the board of directors of Delegate Advisors, LLC, Apollo Senior Floating Rate Fund, Inc. and Apollo Tactical Income Fund Inc. Mr. Borden has a Bachelor of Business Administration with a major in finance from the University of Texas at Austin and received a Master of Science degree in finance from Louisiana State University. Mr. Borden holds both the Chartered Financial

Analyst and Chartered Alternative Investment Analyst professional designations. Mr. Borden was selected to serve as a member of our Board of Directors because of his extensive insurance industry and investment experience.
Tracy Collins will become a member of our Board of Directors in connection with this offering. Ms. Collins is an independent finance professional and most recently served as CEO to SmartFinance LLC from 2013 to 2017, a Fintech startup purchased by MidFirst Bank in December of 2017. During her career in financial services, Ms. Collins worked as a Senior Managing Director (Partner) and Head of Asset-Backed Securities Research at Bear Stearns & Co., Inc. for six years and prior to that as a Managing Director (Partner) and Head of Asset-Backed Securities and Structured Products at Credit Suisse (formerly known as Credit Suisse First Boston) for nine years. During her tenure as a structured product specialist, Ms. Collins was consistently recognized as a “First Team All American Research Analyst.” Ms. Collins has been an independent trustee of Blackstone Secured Lending Fund since 2018. Ms. Collins served as an independent director for KKR Financial from August 2006 to May 2014. She graduated from the University of Texas at Austin in the Plan II Honors Program. Ms. Collins has held numerous management positions and her broad experiences in the financial services sector provide her with skills and valuable insight in handling complex financial transactions and issues, all of which make her well qualified to serve on our Board of Directors.
John J. Hendrickson will become a member of our Board of Directors in connection with this offering. Mr. Hendrickson is Founder and Managing Partner of SFRi LLC, an independent investment and advisory firm specializing in the insurance industry. Mr. Hendrickson was Chief Executive Officer, Starstone Group from September 2018 to May 2020. Mr. Hendrickson was Director of Strategy, Risk Management and Corporate Development of Validus Holdings, Ltd. from February 2013 to July 2018. He also served as Board Member of Validus Holdings, Ltd. since its inception in 2005 (he served as Chair of the Audit Committee from 2005 to 2012). Mr. Hendrickson previously held various positions with Swiss Re, including as a Member of the Executive Board, Head of Capital Partners (Swiss Re’s Merchant Banking Division), and Managing Partner of Securitas Capital. Mr. Hendrickson’s focus on the re/insurance sector began in 1985 when he joined Smith Barney, the U.S. investment banking firm. Mr. Hendrickson was selected to serve as a member of our Board of Directors because of his extensive experience in senior management positions and insurance industry and investment experience.
Jonathan Ilany has served as a director of the Company since March 2015. He also currently serves as the Chief Executive Officer of Tiptree and is a member of its board of directors and Executive Committee. From February 2015 to November 2015, Mr. Ilany was Co-Chief Executive Officer at Tiptree. From October 2014 until February 2015, he was Executive Vice President, Head of Mortgage Finance and Asset Management at Tiptree. Mr. Ilany served as a director of Rescap, a subsidiary of Ally Bank from November 2011 until December 2013. Mr. Ilany has also served as a director of Care Investment Trust Inc., a senior living real estate company, from August 2010 until February 2018. From 2005 until 2018, Mr. Ilany was a private investor and passive partner at Mariner Investment Group (“Mariner”). Mr. Ilany was a partner at Mariner from 2000 until 2005, responsible for hiring and setting up new trading groups, overseeing risk management, and serving as a senior member of the Investment Committee and Management Committee. From 1996 until 2000, Mr. Ilany was a private investor. From 1982 until 1995, Mr. Ilany held various senior management roles at Bear Stearns, including as a Senior Managing Director and a member of the board of directors. From 1980 until 1982, Mr. Ilany worked at Merrill Lynch. From 1971 until 1975, Mr. Ilany served in the armored corps of the Israeli Defense Forces, and he was honorably discharged holding the rank of First Lieutenant. Mr. Ilany received his B.A. and M.B.A. from the University of San Francisco. Mr. Ilany was selected to serve as a member of the Board of Directors because of his extensive risk management and senior managerial experience in the financial services industry, his board experience and his extensive knowledge of our business and industries.
Richard S. Kahlbaugh has served as our President and Chief Executive Officer and a director since June 2007. Prior to becoming President and Chief Executive Officer, Mr. Kahlbaugh was our Chief Operating Officer from 2003 to 2007. He also serves as the President, Chief Executive Officer and Chairman of all our insurance company subsidiaries. Prior to joining us in 2003, Mr. Kahlbaugh served as President and Chief Executive Officer of Volvo’s Global Insurance Group. He also served as the first General Counsel of the Walshire Assurance Group, a publicly traded insurance company, and practiced law with McNees, Wallace and Nurick. Mr. Kahlbaugh also served on the board of directors of Campus Crest Communities, Inc. from 2010 until November 2014, and served as its Executive Chairman from November 2014 until March 2016 and interim Chief Executive Officer from November 2014 until

February 2015. Mr. Kahlbaugh holds a J.D. from The Delaware Law School of Widener University and a B.A. from the University of Delaware. Mr. Kahlbaugh was selected to serve on the Board of Directors in light of his significant knowledge of our products and markets, his experience leading Fortegra when it was previously a public company and his ability to provide valuable insight to the Board of Directors as to day-to-day business issues we face in his role as our Chief Executive Officer.
William Michaelcheck will become a member of our Board of Directors in connection with this offering. Mr. Michaelcheck has been the Founder, Chairman, and Chief Investment Officer of Mariner Investment Group, LLC since December of 1992, and is Chairman of Mariner’s Investment Oversight Committee and a member of Mariner’s Risk Committee. Formerly, he was Executive Vice President of the Bear Stearns Companies and senior managing director of Bear, Stearns & Co. Inc., where he was Co-Head of the Fixed-Income Department and also responsible for all proprietary trading activities and risk management. Mr. Michaelcheck joined Bear Stearns in 1979 as Co-Creator of the Government Bond Department, becoming a General Partner in 1981 and a Senior Managing Director when Bear Stearns became a publicly held corporation. He was named Executive Vice President in 1987, and served on the firm’s Executive Committee and Management and Compensation Committee until leaving Bear Stearns in October 1992. From 1976 to 1979 he was a Partner at J.F. Eckstein & Co., a U.S. government securities firm, and from 1971 to 1975 served as a Senior Investment Officer at the International Bank for Reconstruction and Development (World Bank). Mr. Michaelcheck is a former member of the board of directors of the Chicago Mercantile Exchange and of the Treasury Borrowing Advisory Committee of the Public Securities Association, which counsels the U.S. Department of the Treasury. Mr. Michaelcheck has served as a director of NYMAGIC, INC. Mr. Michaelcheck earned his bachelor’s degree from Rhodes College and his master’s degree from the Harvard Business School. Mr. Michaelcheck was selected to serve as a member of our Board of Directors because of his extensive risk management and insurance industry experience and senior managerial experience in the financial services industry.
Michael F. Grasher has served as our Executive Vice President and Chief Financial Officer since October 2015. Prior to joining us in 2015, Mr. Grasher served as Chief Financial Officer of GuideWell Health from June 2015 until October 2015 and as Executive Vice President and Chief Financial Officer of AmeriSafe, Inc., a publicly traded workers’ compensation insurance company, from May 2013 until June 2015. Mr. Grasher also previously served as our Senior Vice President of Capital Markets from February 2012 to May 2013. Mr. Grasher holds an M.B.A. from The University of Chicago Booth School of Business and a B.S. from University of Illinois.
Mark E. Rattner has served as our Executive Vice President and Chief Underwriter & Product Management, Specialty & Credit since September 2016. Prior to joining us in 2016, he previously worked for Houston International Insurance Group from January 2011 until August 2016 in a number of roles, most recently as Senior Vice President from January 2012 until August 2016, where he created the professional liability division, and prior to that he served as the Chairman and Chief Executive Officer of Terrapin Capital Holdings. Mr. Rattner also was an owner and director of Rattner Mackenzie Limited from January 2005 to January 2008, and was Chairman and Chief Executive Officer of Professional Indemnity Agency, Inc., a subsidiary of HCC Insurance Holdings, Inc., from January 2001 to January 2005. He was President, Chief Executive Officer and Director of Professional Indemnity Agency, Inc., a subsidiary of Marshall Rattner, Inc., from January 1991 until January 2001.
Controlled Company
For purposes of the rules of NYSE, we expect to be a “controlled company.” Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We expect that Tiptree will continue to indirectly own more than 50% of the combined voting power of our Class A common stock and Class B common stock upon completion of this offering and will continue to have the right to designate a majority of the members of the Board of Directors for nomination for election and the voting power to elect such directors following this offering. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the rules of NYSE. Specifically, as a controlled company, we would not be required to have (i) a majority of independent directors or (ii) a Compensation, Nominating and Governance Committee composed entirely of independent directors. Therefore, following this offering, our Compensation, Nominating and Governance Committee will not consist entirely of independent directors; accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of NYSE rules applicable to non-controlled companies. The controlled company exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and NYSE rules, subject to the applicable phase-in exceptions.
Board of Directors Composition
Following the completion of this offering, the Board of Directors will consist of seven members. Mr. Barnes will be our Chairman of the Board of Directors. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, we have determined that Messrs. Borden, Hendrickson, Michaelcheck and Ms. Collins is each an “independent director” as defined under applicable NYSE rules. The exact number of members on the Board of Directors may be modified from time to time by the Board of Directors and the Board of Directors may fill any vacancies subject to the terms of our stockholders’ agreement. Following this offering, the Board of Directors will be divided into three classes whose members serve three-year terms expiring in successive years. Directors hold office until their successors have been duly elected and qualified or until the earlier of their respective death, resignation or removal.
At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting of stockholders following such election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.
We expect to enter into a stockholders’ agreement with Tiptree, pursuant to which, Tiptree will have the right to designate six of our seven directors. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”
When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth immediately above. We believe that our directors provide an appropriate diversity of experience and skills relevant to the size and nature of our business.
Board of Directors Committees
Upon completion of this offering, the Board of Directors will direct the management of our business and affairs and conduct its business through its meetings and has two standing committees: an Audit Committee and a Compensation, Nominating and Governance Committee. In addition, from time to time, other committees may be established under the direction of the Board of Directors when necessary or advisable to address specific issues.
Each of the Audit Committee and the Compensation, Nominating and Governance Committee will operate under a charter that will be approved by the Board of Directors. A copy of each of the Audit Committee and the Compensation, Nominating and Governance Committee charters will be available on our website upon completion of this offering.
Audit Committee
Following this offering, our Audit Committee will consist of Mr. Hendrickson (Chairman), Mr. Borden, Ms. Collins and Mr. Michaelcheck. As more fully set forth in its charter, the Audit Committee is concerned primarily with the accuracy and effectiveness of the audits of our financial statements. The Audit Committee’s duties include overseeing:
•management’s conduct, and the integrity, of the Company’s financial reporting to any governmental or regulatory body, stockholders, other users of Company financial reports and the public;
•the Company’s systems of internal control over financial reporting and disclosure controls and procedures;

•the qualifications, engagement, compensation, independence and performance of the registered public accounting firm that shall audit the Company’s annual financial statements and any other registered public accounting firm engaged to prepare or issue an audit report or to perform other audit, review or attest services for the Company, their conduct of the annual audit of the Company’s financial statements and any other audit, review or attestation engagement, and their engagement to provide any other services;
•the Company’s legal and regulatory compliance;
•preparing annually the report of the Audit Committee required by the rules of the SEC; and
•the application of the Company’s codes of business conduct and ethics as established by management and the Board of Directors.
The Board of Directors has determined that Mr. Hendrickson is an “audit committee financial expert” as such term is defined under the applicable regulations of the SEC and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of the NYSE. The Board of Directors has also determined that Mr. Hendrickson, Mr. Borden, Ms. Collins and Mr. Michaelcheck are independent under Rule 10A-3 under the Exchange Act, and the NYSE standard, for purposes of the Audit Committee. Rule 10A-3 under the Exchange Act requires us to have (i) a majority of independent Audit Committee members within 90 days of the effectiveness of the registration statement of which this prospectus forms a part and (ii) all independent Audit Committee members (within the meaning of Rule 10A-3 under the Exchange Act and NYSE rules) within one year of the effectiveness of the registration statement of which this prospectus forms a part. We intend to comply with these independence requirements within the appropriate time periods. All members of our Audit Committee are able to read and understand fundamental financial statements, are familiar with finance and accounting practices and principles and are financially literate.
Compensation, Nominating and Governance Committee
Following this offering, our Compensation, Nominating and Governance Committee will consist of Mr. Barnes (Chairman), Mr. Borden, Ms. Collins and Mr. Ilany. As more fully set forth in its charter, the Compensation Committee’s responsibilities include:
•establishing our corporate goals and objectives relevant to the executive officers’ compensation, reviewing the executive officers’ performance in light of such goals and objectives and evaluating and approving the performance of, and the compensation paid by the Company to, the executive officers in light of such goals and objectives;
•reviewing and evaluating the performance of, and recommending to the Board of Directors the compensation of, our executive officers other than the executive officers, considering our corporate goals and objectives and evaluating the performance of such executive officers in light of such goals and objectives;
•overseeing the compensation policies and programs of our non-executive officer employees to determine whether such compensation policies and programs are functioning effectively and do not create any unreasonable risk to the Company, as well as reviewing the appropriateness of the compensation practices to determine if they are reasonably likely to have a material adverse effect on the Company;
•reviewing, evaluating and recommending to the Board of Directors any incentive plan or material revision thereto and administering the same;
•reviewing and approving the disclosure regarding our compensation and benefit matters in our proxy statement and Annual Report;
•identifying, recruiting and recommending to the full Board of Directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting of stockholders;

•developing and recommending to the Board of Directors corporate governance guidelines and policies;
•recommending to the Board of Directors compensation for service as directors in accordance with our corporate governance guidelines;
•overseeing the evaluation of the structure, duties, size, membership and functions of the Board of Directors and its committees and recommending appropriate changes to the Board of Directors; and
•establishing procedures to exercise oversight of the evaluation of the Board of Directors and its committees and members (including a self-evaluation).
Under its charter, the Compensation, Nominating and Governance Committee has authority to delegate any of its responsibilities to subcommittees of the Compensation, Nominating and Governance Committee so long as such subcommittee is comprised solely of one or more members of the Compensation, Nominating and Governance Committee and such delegation is not inconsistent with law and applicable rules and regulations of the SEC and the listing standards of NYSE.
Lead Director Role
Because our current Chairman of the Board of Directors is not an independent director, the Board of Directors will designate a “lead director” who is an independent director. The lead director, who will initially be Mr. Michaelcheck, will preside over meetings of the Board of Directors when the Chairman of our Board of Directors is absent, meetings that are held by non-management directors without any non-independent directors present and meetings that are held by independent directors.
The lead director’s responsibilities and authorities, among other things, include the ability to:
•convene, chair and determine agendas for executive sessions of our independent directors without members of management present, and coordinate feedback to the Chief Executive Officer regarding issues discussed in executive sessions;
•assist the Board of Directors in the evaluation of senior management (including the Chief Executive Officer) and communicate the results of such evaluation to the Chief Executive Officer;
•serve as an information resource for other directors and act as liaison between directors, committee chairs and management;
•provide advice and counsel to the Chief Executive Officer;
•develop and implement, with the Chairman of the Board and with the Compensation, Nominating and Governance Committee, the procedures governing the Board of Directors’ work;
•where appropriate and as directed by the Board of Directors, communicate with stockholders, rating agencies, regulators and interested parties;
•as directed by the Chairman of the Board, speak for the Board of Directors in circumstances where it is appropriate for the Board of Directors to have a voice distinct from that of management; and
•undertake other responsibilities designated by the independent directors, or as otherwise considered appropriate.
Code of Conduct and Business Ethics
We expect to adopt a Code of Conduct and Business Ethics that applies to all of our directors and employees, including our executive officers. A copy of the Code of Conduct and Business Ethics will be available on our website and will also be provided to any person without charge.

EXECUTIVE AND DIRECTOR COMPENSATION
Executive Compensation
The following discussion and analysis of compensation arrangements should be read with the compensation tables and related disclosures set forth below. This discussion contains forward looking statements that are based on our current plans and expectations regarding future compensation programs. The actual compensation programs that we adopt may differ materially from the programs summarized in this discussion.
This section describes the material elements of the compensation awarded to, earned by, or paid to our President and Chief Executive Officer, Richard Kahlbaugh, and our two most highly compensated executive officers (other than our chief executive officer), Michael Grasher, our Executive Vice President and Chief Financial Officer, and Mark Rattner, our Executive Vice President and Chief Underwriter for our fiscal year ended December 31, 2020. These executives are collectively referred to as our named executive officers.
Prior to this offering, our Board of Directors was responsible for determining the compensation of our President and Chief Executive Officer and our President and Chief Executive Officer made recommendations to our Board of Directors about the compensation of his direct reports, including Mr. Grasher and Mr. Rattner. Following this offering, we anticipate that the Compensation, Nominating and Governance Committee (the “CNG Committee”) of our Board of Directors will generally be responsible for determining the compensation of our executive officers.
Fiscal 2020 Summary Compensation Table
The following table sets forth the compensation paid to, received by, or earned during fiscal year 2020 by our named executive officers:

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	Nonequity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Richard Kahlbaugh, President and Chief Executive Officer	2020	$800,000	$	$1,210,736	$	$49,624	$
Michael Grasher, Executive Vice President and Chief Financial Officer	2020	$358,333	$—	$—	$	$25,054	$
Mark Rattner, Executive Vice President and Chief Underwriter	2020	$325,000	$—	$—	$	$20,696	$
_________________________
(1)Mr. Kahlbaugh’s additional bonus with respect to 2020, which will be based on the Company’s achievement of certain Adjusted EBITDA goals for fiscal year 2020, is expected to be determined by the end of February 2021.
(2)Amounts reflect the aggregate grant date fair value of 166,998 restricted stock units of Tiptree granted to Mr. Kahlbaugh under the Tiptree Inc. 2017 Omnibus Incentive Plan (“Tiptree 2017 Plan”) during fiscal year 2020, computed in accordance with ASC Topic 718, disregarding the effects of estimated forfeitures.
(3)Amounts reflecting each named executive officer’s annual incentive bonus earned with respect to fiscal year 2020, which are based on the attainment of corporate and individual performance goals as described below under “Annual Bonuses,” are not determinable as of the date of the initial filing of this registration statement. These amounts are expected to be determined by the end of February 2021.
(4)The following table describes the components of the “All Other Compensation” column for fiscal year 2020:

Name	Automobile Allowance (a)	Medical Reimbursement Plan (b)	Company 401(k) Contribution (c)	Other (d)	Total ($)
Richard Kahlbaugh	$34,500	$650	$1,000	$13,474	$49,624
Michael Grasher	$12,000	$12,054	$1,000	$—	$25,054
Mark Rattner	$12,000	$7,696	$1,000	$—	$20,696
__________________
(a)Represents the automobile allowance payable under each executive’s employment agreement.
(b)Represents the amount of reimbursement for eligible health and medical expenses not covered by available group health, dental or vision plans.

(c)Represents the amount of Company discretionary profit-sharing contributions under our 401(k) plan.
(d)For Mr. Kahlbaugh, represents the cost to the Company of country club memberships, which are in the executive’s name but primarily used for the purpose of business entertainment for Company customers.
Narrative Disclosure to Summary Compensation Table
Base Salary
The initial base salaries of our named executive officers were set forth in their respective employment agreements and are subject to annual review by our Board of Directors, in the case of Mr. Kahlbaugh, and by our chief executive officer, with approval by our Board of Directors, in the case of Messrs. Grasher and Rattner. For 2020, Mr. Kahlbaugh’s base salary was $800,000 and Mr. Rattner’s 2020 base salary was $325,000. Mr. Grasher’s initial 2020 base salary of $350,000 was increased to $400,000, effective November 2020.
Annual Bonuses
During fiscal year 2020, each of Messrs. Kahlbaugh, Grasher, and Rattner was eligible to receive an annual incentive bonus, with the target amount of such bonus, expressed as a percentage of base salary (75% for Mr. Kahlbaugh and 50% for Messrs. Grasher and Rattner) set forth in the executive’s employment agreement. Annual incentive bonuses were based on the attainment of corporate performance goals as determined by our Board of Directors and were adjusted based on individual performance and our corporate performance results. The corporate performance goals for 2020 related to, among other metrics, achievement of the Company’s Net Revenue and Adjusted EBITDA targets. Annual bonus amounts for 2020 have not yet been determined by our Board of Directors and are expected to be determined by the end of February 2021.
Agreements with our Named Executive Officers
Each of our named executive officers is party to an employment agreement with us that sets forth the terms and conditions of his employment. The material terms of the agreements are described below.
Mr. Kahlbaugh. We entered into a second amended and restated employment agreement with Mr. Kahlbaugh, dated May 7, 2018, that provides for his entitlement to an annual base salary and incentive bonus opportunity, as described above. Mr. Kahlbaugh is also entitled to an annual deferred bonus of $15,000 based on our achievement of certain Adjusted EBITDA targets; the deferred bonus is increased by $1,000 for every one percent that these targets are exceeded, generally up to a maximum aggregate deferred bonus of $30,000. Based on 2020 results, Mr. Kahlbaugh was paid a bonus of $     under this provision of his agreement. We have agreed to pay the reasonable cost for an annual executive health review for Mr. Kahlbaugh as well as to reimburse him for reasonable medical, physical fitness and wellness expenses, to provide for a monthly automobile allowance, which was increased to $3,000 per month in February 2020, and to pay for two golf club memberships for the purpose of business entertainment for customers. In addition, Mr. Kahlbaugh is bound by certain restrictive covenant obligations, including covenants relating to confidentiality and assignment of inventions, as well as covenants not to compete or solicit certain of our service providers, customers and suppliers during his employment and for 24 months after termination of employment.
Mr. Kahlbaugh’s second amended and restated employment agreement provides for annual grants of restricted stock units of Tiptree based on our achievement of certain financial growth thresholds, which are described below in the “Outstanding Equity Awards at Fiscal Year-End” table.
Messrs. Grasher and Rattner. We entered into employment agreements with Messrs. Grasher and Rattner, dated October 26, 2015 and September 6, 2016, respectively, that provide for each executive’s entitlement to an annual base salary, which has subsequently been increased, and an incentive bonus opportunity, as described above. We have agreed to provide each executive with a monthly automobile allowance. In addition, these executives are bound by certain restrictive covenant obligations, including covenants relating to confidentiality and assignment of inventions, as well as a covenant not to compete or solicit certain of our service providers, customers and suppliers during employment and for the longer of (i) the term of the employment agreement, (ii) 12 months after termination of employment, or (iii) the period during which the Company is paying any amounts or providing benefits to the executive pursuant to his employment agreement.

Employee and Retirement Benefits and Perquisites
We currently provide broad-based health and welfare benefits that are available to our full-time employees, including our named executive officers, including health, life, disability, vision, and dental insurance, as well as a medical reimbursement plan. In addition, we maintain a 401(k) retirement plan for our full-time employees under which we make discretionary profit-sharing contributions. Other than the 401(k) plan, we do not provide any qualified or non-qualified retirement or deferred compensation benefits to our employees, including our named executive officers.
Our named executive officers also receive limited perquisites, which are described above in the sub-table following the “Summary Compensation Table.”
Outstanding Equity Awards at Fiscal Year-End
The following table sets forth information regarding equity awards held by our named executive officers as of December 31, 2020.

Stock Awards
Name	Number of shares or units of stock that have not vested (#)		Market value of shares of units of stock that have not vested ($)
Richard Kahlbaugh	299,637	(1)	$1,504,178	(3)
Michael Grasher	—		—
Mark Rattner	50	(2)
__________________
(1)Reflects restricted stock units with respect to common stock of Tiptree (“Tiptree RSUs”) that were granted to Mr. Kahlbaugh pursuant to the Tiptree 2017 Plan. 5,980 of the Tiptree RSUs will vest on February 15, 2021, 55,666 of the Tiptree RSUs will vest on February 20, 2021, 63,329 of the Tiptree RSUs will vest on February 26, 2021, 55,666 of the Tiptree RSUs will vest on February 20, 2022, 63,330 of the Tiptree RSUs will vest on February 26, 2022, and 55,666 of the Tiptree RSUs will vest on February 20, 2023, generally subject to Mr. Kahlbaugh’s continued employment with us through the applicable vesting date. If Mr. Kahlbaugh’s employment is terminated by us without cause or Mr. Kahlbaugh retires (each, as defined in his award agreement), his unvested Tiptree RSUs will remain outstanding and eligible to vest as if he had remained employed on each applicable vesting date, subject to Mr. Kahlbaugh’s compliance with certain non-competition restrictions set forth in his award agreement. Upon a change of control of Tiptree (as defined in the Tiptree 2017 Plan, and which does not include this offering), all of the Tiptree RSUs, to the extent then outstanding, will fully accelerate. All unvested Tiptree RSUs granted to Mr. Kahlbaugh will be exchanged for restricted stock units with respect to Fortegra Class A common stock having the same value and terms immediately prior to this offering.
(2)Reflects restricted stock unit awards in LOTS Intermediate Co., which are convertible to shares of Tiptree common stock, under the LOTS Intermediate Co. Restricted Stock Unit Program (the “LOTS Plan”), as described below. Twenty-five (25) of these restricted stock unit awards were subject solely to a time-based vesting condition and became fully vested on January 1, 2021. The remaining twenty-five (25) of these restricted stock unit awards were subject to both a time-based vesting condition, which was satisfied based on the executive’s continued employment with the Company through January 1, 2021, and a performance-based vesting condition, which was based upon the Company’s achievement of specified EBITDA targets for the fiscal year ending December 31, 2020. All outstanding stock of LOTS Intermediate Co. and unvested restricted stock units will be exchanged for Class A common stock and restricted stock units with respect to Fortegra Class A common stock having the same value immediately prior to the offering.
(3)For Mr. Kahlbaugh, market value reflects the Tiptree common stock closing price of $5.02 on December 31, 2020.
Potential Payments Upon Termination of Employment
Each of our named executive officers is entitled to severance and other benefits upon a termination of his employment in certain circumstances, as described below. The terms “cause” and “good reason” referred to below are defined in the respective named executive officer’s employment agreement.
Mr. Kahlbaugh. Under his second amended and restated employment agreement, if Mr. Kahlbaugh’s employment is terminated by us without cause or by him for good reason, he will be entitled to receive (i) continued payment of his base salary for a period of 36 months following termination, (ii) an amount equal to his target annual bonus for the year of termination, pro-rated to reflect the portion of the calendar year during which he was employed, and (iii) payment of 150% of COBRA premiums for 36 months following his termination (or, if earlier, until the date on which Mr. Kahlbaugh becomes eligible for coverage under a subsequent employer’s medical plan), subject to his eligibility for, and timely election of, COBRA coverage.

Under the terms of his Tiptree RSU award agreement, if Mr. Kahlbaugh’s employment is terminated by us without cause or in the event of his retirement (each, as defined in his award agreement), his unvested Tiptree RSUs will remain outstanding and eligible to vest as if he had remained employed on each applicable vesting date, subject to Mr. Kahlbaugh’s compliance with certain non-competition restrictions set forth in his award agreement. Mr. Kahlbaugh has satisfied the age and service requirements for a retirement under the terms of his award agreement. In the event that Mr. Kahlbaugh’s employment terminates as a result of his death or disability, his Tiptree RSUs will become fully vested. Mr. Kahlbaugh is also entitled to accelerated vesting of his Tiptree RSUs upon the occurrence of a change of control of Tiptree under the terms of his award agreement.
Mr. Kahlbaugh is not entitled to any tax gross-up payments for any “golden parachute” excise taxes, but his employment agreement provides that he and the Company will work together in good faith to modify any payment, consistent with applicable law, that might otherwise be treated as an “excess parachute payment” under the tax code so as not to cause the Company to make such an “excess parachute payment.”
Messrs. Grasher and Rattner. Under their respective employment agreements, if Messrs. Grasher’s or Rattner’s employment is terminated by us without cause or by him for good reason, he will be entitled to receive, provided he does not violate the non-compete and non-solicitation clauses in his employment agreement, (i) continued payment of his base salary for a period of 12 months following termination, (ii) a pro-rated annual bonus based on the executive’s date of termination (provided for the current fiscal year) and any unpaid base salary and any unpaid annual bonus for the prior fiscal year; (iii) paid vacation accrued up until the date of termination; and (iv) continued coverage by the same medical, dental and life insurance coverages as in effect immediately prior to the termination of his employment and continuing until his severance pay expires or he commences new employment and becomes eligible for comparable benefits.
Messrs. Grasher and Rattner are not entitled to any tax gross-up payments for any “golden parachute” excise taxes, but their employment agreements provide that the executive and the Company will work together in good faith to modify any payment, consistent with applicable law, that might otherwise be treated as an “excess parachute payment” under the tax code so as to have the least impact on the executive and his payments.
Equity and Cash Plans
LOTS Plan
In 2016, our Board of Directors adopted the LOTS Plan, which is a sub-plan of, and subject to, the Tiptree Financial Inc. 2013 Omnibus Incentive Plan. The LOTS Plan provides for the grant of restricted stock units, representing the right to receive LOTS Intermediate Co. common stock, to select employees, directors, and consultants of the Company or its affiliates. Subject to adjustment, the maximum number of shares that may be granted under the LOTS Plan is 1,600. As of December 31, 2020, 194 restricted stock units (“LOTS RSUs”) were outstanding under the LOTS Plan and no shares remained available for future issuance. The following summary describes the material terms of the LOTS Plan. This summary is not a complete description of all provisions of the LOTS Plan. Immediately prior to the offering, all outstanding stock of LOTS Intermediate Co. will be exchanged for Class A common stock and unvested LOTS RSUs will be exchanged for restricted stock units with respect to Fortegra Class A common stock.
Plan administration. Tiptree’s compensation, nominating and governance committee of its Board of Directors administers the LOTS Plan (the “administrator”). Subject to the provisions of the LOTS Plan, the administrator has the authority to, among other things, interpret the LOTS Plan, determine eligibility for and grant awards under the LOTS Plan, prescribe regulations for the administration of the LOTS Plan, and otherwise do all things necessary or desirable to carry out the purposes of the LOTS Plan.
Non transferability of awards. The LOTS Plan generally does not allow participants to transfer awards during their lifetime.
Exchange of awards for common stock of Tiptree. The LOTS Plan provides that commencing in the first month following the third anniversary of the grant date of a restricted stock unit award under the LOTS Plan, a participant may exchange all or a portion of his or her common stock of LOTS Intermediate Co. for common stock of Tiptree.

Amendment and termination. The Board of Directors of Tiptree Inc. may, from time to time, alter, amend, suspend, or terminate the LOTS Plan, provided, however, that no such action may materially impair rights under any outstanding award without the consent of the holder of the award.
2021 Compensation Plans
We expect that we will adopt a new equity incentive plan and a new cash incentive plan in connection with this offering, the terms of which will be described in a subsequent filing.
Director Compensation
Our three directors – Michael G. Barnes, Jonathan Ilany and Richard Kahlbaugh – did not receive compensation in respect of their service as directors in 2020.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Relationship with Tiptree
Prior to the completion of this offering, all of our outstanding shares of common stock are owned by Tiptree. Immediately following the completion of this offering, Tiptree will own approximately       % of our common stock and control       % of the voting power of our common stock. See “Risk factors — Risks Related to Our Relationship with Tiptree.”
The following is a summary of the terms of the material agreements that we or our subsidiaries have been or are party to, or that we intend to enter into, with Tiptree prior to the completion of this offering, which will be filed as exhibits to the registration statement of which this prospectus is a part. These summaries set forth the terms of the agreements that we believe are material and are qualified in their entirety by reference to the full text of such agreements.
For further information regarding historical related party transactions, see Note (19): Related Party Transactions to our audited financial statements.
Stockholders’ Agreement
In connection with this offering, we intend to enter into a stockholders’ agreement with Tiptree. Pursuant to the stockholders’ agreement, which will remain in effect for as long as Tiptree controls at least 50% of our voting power, Tiptree will have the right to designate six of our seven directors, including our Chairman, at least three of whom must be eligible to serve on the audit committee as independent directors. If the size of our Board of Directors is increased, Tiptree’s rights will apply to our Board of Directors proportionally as increased. The stockholders’ agreement will also grant Tiptree consent rights with respect to certain significant corporate actions. The stockholders’ agreement will also provide that we will obtain customary director indemnity insurance and that we must provide Tiptree with information and cooperation to enable Tiptree to meet its reporting obligations.
Registration Rights Agreement
We intend to enter into a registration rights agreement with Tiptree in connection with this offering. The registration rights agreement will provide Tiptree certain registration rights whereby, at any time following our initial public offering and the expiration of any related lock-up period, Tiptree can require us to register under the Securities Act shares of Class A common stock, including shares issuable to it upon conversion of shares of Class B common stock.
Tax Sharing Agreement
We are party to a tax sharing agreement with Tiptree pursuant to which we agreed to reimburse Tiptree for any federal, state and local income and franchise taxes attributable to our activities (including activities of our subsidiaries) that are reported on any return filed by Tiptree (or its subsidiaries) on a consolidated, combined or unitary basis. Reimbursements under the agreement are generally equal to the amount of tax that we and our subsidiaries would be required to pay if we were to have filed a consolidated, combined or unitary tax return separate from Tiptree. We are required to pay any reimbursement at the time Tiptree files the consolidated, combined or unitary tax return on which our activity is included (or requests an extension), subject to credits for certain prepayments. We have made payments for 2020 of $      pursuant to this agreement.
Fortegra and Tiptree Services
Investment Management Agreement
We intend to enter into an investment management agreement with Tiptree. Under the investment management agreement, Tiptree will provide us and our subsidiaries certain investment management services at market rates. We and any applicable subsidiary will pay Tiptree for all such services, as well as reimbursing Tiptree for all reasonable costs, expenses and disbursements incurred in providing the services. The investment management agreement will be subject to approval by the relevant state insurance regulatory authorities.

Investment Services Agreement
FFC entered into an Investment Services Agreement, effective as of May 1, 2017 (the “ISA”), with a subsidiary of Tiptree (the “investment services provider”). The ISA was terminated on January 1, 2020. Pursuant to the ISA, the investment services provider and its subsidiaries provided investment services to FFC. Pursuant to this agreement, we made payments to the investment services provider for such services of $5 million, $5 million and $          for 2018, 2019 and 2020, respectively.
Additional Fortegra & Tiptree Services Arrangements
Subsidiaries of Fortegra were previously invested in a fund managed by Tiptree Loan Management, LLC (“TLAM”), an entity under common control with Tiptree. We have made payments for 2018, 2019 and 2020 of $289,000, $350,000 and $          , respectively, pursuant to this agreement. Fortegra’s investment in the fund ceased as of December 31, 2020.
In 2019, subsidiaries of Fortegra invested in a fund managed by Corvid Peak Capital Management, LLC (“Corvid Peak”), a subsidiary of Tiptree that is deemed to be controlled by Mr. Barnes, who serves as our Chairman of the Board of Directors. We have made payments of $225,000 for the year ended December 31, 2019 and          payments for the year ended December 31, 2020 pursuant to this arrangement.
The Company invested in collateralized loan obligations (“CLOs”) managed by TLAM, in 2017 and 2018. During 2018, one of our subsidiaries invested $3.8 million to acquire a preference share of TELOS CLO 2018-8, LTD. (“T-8”) in preparation for creation of a CLO managed by TLAM. The management agreements for CLOs and T-8 were sold by Tiptree during 2019.
In 2018, one of our subsidiaries issued a note for $1.0 million to a wholly owned subsidiary of Tiptree. The note, which had an interest rate of 6.5% per annum and a maturity date of October 9, 2019, was paid off during 2019.
Employment Arrangements
Kathryn Kahlbaugh, daughter of Mr. Kahlbaugh, our President and Chief Executive Officer and a director, has been employed by us since October 2018. Ms. Kahlbaugh was paid an aggregate salary and bonus of $120,287 and $137,500 for her services during 2019 and 2020, respectively. Ms. Kahlbaugh serves as a Director in our finance department.
John Short, brother-in-law of Mr. Kahlbaugh, was employed by us throughout 2018, 2019 and 2020 and continues as an employee. Mr. Short’s compensation was $515,771, $819,237 and $857,067 for his services during 2018, 2019 and 2020, respectively. Mr. Short serves as our Executive Vice President and Chief Compliance Officer.
Indemnification Agreements
We have agreed to indemnify each of our directors and executive officers against certain liabilities, costs and expenses, and have purchased directors’ and officers’ liability insurance. We also maintain a general liability insurance policy which covers certain liabilities of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
In addition, in 2010 we entered into an indemnity agreement with Mr. Kahlbaugh in connection with his service as an agent for the plan administrators of FFC’s 401(k) Savings Plan and as a plan committee member. This agreement, among other things, requires us to indemnify the plan committee member to the extent permitted by then-applicable law, including indemnification of expenses such as attorneys’ fees, judgments, fines, taxes and judgment or settlement amounts incurred by Mr. Kahlbaugh in any action, suit or proceeding by or in right of us, arising out of his service as an agent of the plan administrators of the plan or as a plan committee member. We will not indemnify Mr. Kahlbaugh for violations of criminal law, transactions in which improper personal benefits were received or willful misconduct or gross negligence in performance of duties.

Policies for Approval of Related Person Transactions
Our Board of Directors intends to adopt a written related person transaction policy, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee will be tasked with considering all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock as of                by:
•each person known to own beneficially more than 5% of the outstanding shares of each of our Class A common stock and Class B common stock;
•each of our directors;
•each of our named executive officers; and
•all of our directors and executive officers as a group.
The amounts and percentages of Class A common stock and Class B common stock beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.
The numbers listed below are based on shares outstanding as of         . As of         , Tiptree owned approximately         %, respectively, of our Class A common stock and Class B common stock.
Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the issued share capital and the business address of each such beneficial owner is c/o The Fortegra Group, Inc., 10751 Deerwood Park Blvd., Suite 200, Jacksonville, FL 32256.

Name of Beneficial Owners	Shares Beneficially Owned Before the Offering		Percentage of Shares Beneficially Owned Before the Offering		Percentage of Shares Beneficially Owned After the Offering		Percentage of Total Voting Power
	Class A	Class B	Class A	Class B	Class A	Class B
Principal Stockholder:
Tiptree			%	%	%	%	%
Executive Officers and Directors:
Michael G. Barnes			%	%	%	%	%
Robert L. Borden			%	%	%	%	%
Tracy Collins			%	%	%	%	%
John J. Hendrickson			%	%	%	%	%
Jonathan Ilany			%	%	%	%	%
Richard S. Kahlbaugh			%	%	%	%	%
William Michaelcheck			%	%	%	%	%
Michael F. Grasher			%	%	%	%	%
Mark E. Rattner			%	%	%	%	%
All executive officers and directors as a group (9 persons)			%	%	%	%	%
______________
*Denotes less than 1.0% of beneficial ownership.

DESCRIPTION OF CAPITAL STOCK
General
The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws to be in effect prior to the effectiveness of the registration statement of which this prospectus forms a part, which will be filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
As of the consummation of this offering, our authorized capital stock will consist of          shares of Class A common stock, par value $0.01 per share,          shares of Class B common stock, par value $0.01 per share, and          shares of preferred stock, par value $0.01 per share. Upon the completion of this offering, there will be          shares of our Class A common stock issued and outstanding and          shares of our Class B common stock issued and outstanding.
Common Stock
Voting Rights. We will have two classes of authorized common stock: Class A common stock and Class B common stock. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to 10 votes per share. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our certificate of incorporation.
Delaware law could require holders of Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.
Holders of our Class A common stock and Class B common stock are not entitled to cumulative voting in the election of directors, which means that the holders of a majority of the voting power of our Class A common stock and Class B common stock, voting together as a single voting class, will be entitled to elect all of the directors standing for election, if they so choose.
After this offering, Tiptree, which indirectly holds all shares of Class B common stock, will own shares representing approximately     % of the voting power of our outstanding capital stock. Because of our dual class structure, we anticipate that, for the foreseeable future Tiptree will continue to be able to control all matters submitted to our stockholders for approval, including the election and removal of directors.
Conversion. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation.
Once converted into a share of Class A common stock, a converted share of Class B common stock may not be reissued. Following the conversion of all outstanding shares of Class B common stock, no further shares of Class B common stock will be issued.
Dividend Rights. Holders of Class A common stock and Class B common stock will share ratably (based on the number of shares of Class A common stock and Class B common stock held) if and when any dividend is declared by the Board of Directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. If a dividend is paid in the form of Class A common stock or Class B common stock, then holders of Class A common stock shall receive Class A common stock and holders of Class B common stock shall receive Class B common stock.
Liquidation Rights. On our liquidation, dissolution, or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, each holder of Class A common stock and Class B common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders.
Other Matters. No shares of Class A common stock or Class B common stock will be subject to redemption or have preemptive rights to purchase additional shares of Class A common stock or Class B common stock. Except as described above, holders of shares of our Class A common stock and Class B common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock or Class B Common Stock. Upon consummation of this offering, all the outstanding shares of Class A common stock and Class B common stock will be validly issued, fully paid and non-assessable.
Preferred Stock
The Board of Directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the designations, powers, preferences, privileges and relative participating, optional or special rights, as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Class A common stock or Class B common stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our Class A common stock and Class B common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of shares of our Class A common stock and Class B common stock. Under certain circumstances, the issuance of shares of preferred stock may delay, deter, prevent, render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities, the removal of incumbent management or a takeover attempt that our stockholders might consider in their best interests. Upon the affirmative vote of a majority of the total number of directors then in office, the Board of Directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our Class A common stock or Class B common stock and the market value of our Class A common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.
Stockholders’ Agreement
In connection with this offering, we intend to enter into a stockholders’ agreement with Tiptree pursuant to which Tiptree will have specified board representation rights, governance rights and other rights. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”
Registration Rights
In connection with this offering, we intend to enter into a registration rights agreement with Tiptree, entitling them to rights with respect to the registration of shares of Class A common stock, including shares received in exchange for a corresponding number of shares of Class B common stock under the Securities Act.
Anti-Takeover Effects of Our Certificate of Incorporation and Our Bylaws
Our certificate of incorporation and bylaws will contain provisions that may delay, deter, render more difficult or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities, the removal of incumbent management or a takeover attempt. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor.
These provisions include:
•Classified Board. Our certificate of incorporation will provide that the Board of Directors will be divided with respect to the time for which directors severally hold office into three classes of directors. As a result, approximately one-third of the Board of Directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the Board of Directors. Our certificate of incorporation will also provide that the number of directors will be between three and fifteen, with the number of directors to be fixed exclusively pursuant to a resolution adopted by the Board of Directors. Upon completion of this offering, we expect that the Board of Directors will have seven members.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation will not authorize cumulative voting.
•Requirements for Removal of Directors. Our certificate of incorporation will provide that our directors may be removed for cause only by the affirmative vote of at least 66 2/3% of the voting power of our outstanding shares of capital stock, voting together as a single class; provided that Tiptree may remove any director whose nomination it has designated without cause. This limitation on the removal of directors without cause and the requirement of a supermajority vote to remove directors will restrict stockholders’ ability to change the composition of the Board of Directors and could enable a minority of our stockholders to prevent such a change.
•Advance Notice Procedures. Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although our bylaws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company.
•Actions by Written Consent; Special Meetings of Stockholders. Our certificate of incorporation will provide that, following such time as Tiptree holds less than a majority of the voting power of our outstanding shares of capital stock, stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our certificate of incorporation will also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by or at the direction of the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors. Except as described above, stockholders will not be permitted to call a special meeting or to require the Board of Directors to call a special meeting.
•Supermajority Approval Requirements. Certain amendments to our certificate of incorporation and stockholder amendments to our bylaws will require the affirmative vote of at least 66 2/3% of the voting power of the outstanding shares of our capital stock entitled to vote thereon. This requirement of a supermajority vote to approve amendments to our certificate of incorporation and by-laws could enable a minority of our stockholders to exercise veto power over any such amendments.
•Authorized but Unissued Shares. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. The existence of authorized but unissued shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
•Section 203 of the DGCL. We will elect in our certificate of incorporation not to be subject to Section 203 of the DGCL, an antitakeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our certificate of incorporation will contain provisions that have the same effect as Section 203, except that they will provide that Tiptree, and certain of its transferees and affiliates, will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.
Exclusive Forum
Our certificate of incorporation will provide that, subject to limited exceptions, the Court of Chancery of the State of Delaware (or, if, and only if, the Court of Chancery of the State of Delaware dismisses a Covered Claim (as defined below) for lack of subject matter jurisdiction, any other state or federal court in the State of Delaware that does have subject matter jurisdiction) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the following types of claims: (i) any derivative claim brought in the right of the Company, (ii) any claim asserting a breach of a fiduciary duty to the Company or the Company’s stockholders owed by any current or former director, officer or other employee or stockholder of the Corporation, (iii) any claim against the Company arising pursuant to any provision of the DGCL, our certificate of incorporation or bylaws, (iv) any claim to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws, (v) any claim against the Company governed by the internal affairs doctrine and (vi) any other claim, not subject to exclusive federal jurisdiction and not asserting a cause of action arising under the Securities Act brought in any action asserting one or more of the claims specified in clauses (a)(i) through (v) herein above (each a “Covered Claim”). This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act. Our certificate of incorporation will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. In addition, our certificate of incorporation will provide that any person or entity purchasing or otherwise acquiring any interest in the shares of capital stock of the Company will be deemed to have notice of and consented to these choice of forum provisions and waived any argument relating to the inconvenience of the forums in connection with any Covered Claim. See “Risk Factors—Our certificate of incorporation will designate specific courts as the sole and exclusive forum for certain claims or causes of action that may be brought by our stockholders, which could discourage lawsuits against us and our directors and officers.”
Corporate Opportunities
Our certificate of incorporation will provide that we renounce any interest or expectancy in the business opportunities of Tiptree and its affiliates and each of their respective partners, principals, directors, officers, members, managers and/or employees, including any of the foregoing who serve as officers or directors of the Company, and each such party shall not have any obligation to offer us those opportunities unless presented to one of our directors or officers in his or her capacity as a director or officer.
Limitations on Liability and Indemnification of Directors and Officers
Our certificate of incorporation will limit the liability of our directors to the fullest extent permitted by Delaware law and will require that we provide them with customary indemnification. We also expect to enter into customary indemnification agreements with each of our directors and certain of our officers that provide them, in general, with customary indemnification in connection with their service to us or on our behalf. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. We also maintain directors’ and officers’ liability insurance that insures against liabilities that our directors and officers may incur in such capacities.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is Broadridge Financial Solutions.
Listing
We intend to apply for the listing of our Class A common stock on the New York Stock Exchange under the symbol “FRF.”

SHARES ELIGIBLE FOR FUTURE SALE
Currently, no public markets exists for our Class A common stock, and no predictions can be made about the effect, if any, that market sales of Class A common stock or the availability of such Class A common stock for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our Class A common stock in the public market may have an adverse effect on the market price for our Class A common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to Our Initial Public Offering and Ownership of our Class A Common Stock—After the expiration of the lock-up period, there may be sales of a substantial amount of our Class A common stock by our current stockholders, and these sales could cause the price of our Class A common stock to decline.” Upon the completion of this offering, we will have         outstanding shares of Class A common stock and        outstanding shares of Class B common stock. Of these shares,         shares of Class A common stock will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.
Lock-Up Agreements
In connection with this offering, we, our executive officers, directors and principal stockholder have agreed, subject to certain exceptions, not to sell or transfer any Class A or Class B common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A or Class B common stock, for 180 days after the date of this prospectus without first obtaining the written consent of certain of the representatives of the underwriters. See “Underwriting.”
Rule 144
In general, under Rule 144, beginning 90 days after the consummation of this offering, a person (or persons whose Class A common stock are required to be aggregated) who is an affiliate and who has beneficially owned our Class A common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:
•1% of the number of shares then outstanding, which will equal approximately         shares immediately after consummation of this offering; or
•the average weekly trading volume in our shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.
Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with an issuer.
Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months (including the holding period of any prior owner other than an affiliate), would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their Class A common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.
S-8 Registration Statement
In conjunction with this offering, we expect to file a registration statement on Form S-8 under the Securities Act, which will register shares of Class A common stock available for issuance under our equity Incentive Plans. That registration statement will become effective upon filing, and none of the Class A common stock covered by such registration statement are eligible for sale in the public market immediately after the effective date of such registration statement.
Registration Rights
In connection with this offering, we intend to enter into a registration rights agreement with Tiptree, entitling them to rights with respect to the registration of shares of Class A common stock, including shares received in exchange for a corresponding number of shares of Class B common stock under the Securities Act.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of our Class A common stock by Non-U.S. Holders (defined below). This summary does not purport to be a complete analysis of all the potential tax considerations relevant to Non-U.S. Holders of our Class A common stock. This summary is based upon the Code, the Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change at any time, possibly on a retroactive basis.
This summary assumes that shares of our Class A common stock are held as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular Non-U.S. Holders in light of their particular investment circumstances or status, nor does it address specific tax considerations that may be relevant to particular persons (including, for example, financial institutions, broker-dealers, insurance companies, partnerships or other pass-through entities, certain U.S. expatriates, tax-exempt organizations, pension plans, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, persons in special situations, such as those who have elected to mark securities to market or those who hold Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment, holders subject to the alternative minimum tax or the 3.8% Medicare tax on net investment income or persons that own, or are deemed to own Class B common stock). In addition, except as explicitly addressed herein with respect to estate tax, this summary does not address estate and gift tax considerations or considerations under the tax laws of any state, local or non-U.S. jurisdiction.
For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of Class A common stock that for U.S. federal income tax purposes is not classified as a partnership and is not:
•an individual who is a citizen or resident of the United States;
•a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is included in gross income for U.S. federal income tax purposes regardless of its source; or
•a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Partnerships and other entities that are classified as partnerships for U.S. federal income tax purposes and persons holding our Class A common stock through a partnership or other entity classified as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.
There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain a ruling from the IRS with respect to the U.S. federal income or estate tax consequences to a Non-U.S. Holder of the purchase, ownership or disposition of our Class A common stock.
THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE TAX ADVICE. NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAXATION, STATE, LOCAL AND NON-U.S. TAXATION AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Distributions on Our Class A Common Stock
We do not currently expect to make distributions with respect to our Class A common stock. If we make a distribution of cash or property with respect to our Class A common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will constitute a return of capital and will first reduce the holder’s adjusted tax basis in our Class A common stock, but not below zero. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “—Gain on Sale, Exchange or Other Taxable Disposition of Our Class A common stock.” Any such distribution would also be subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements.”
Dividends paid to a Non-U.S. Holder generally will be subject to a 30% U.S. federal withholding tax unless such Non-U.S. Holder provides us or our agent, as the case may be, with the appropriate IRS Form W-8, such as:
•IRS Form W-8BEN or W-8BEN-E (or successor form) certifying, under penalties of perjury, a reduction in withholding under an applicable income tax treaty, or
•IRS Form W-8ECI (or successor form) certifying that a dividend paid on our Class A common stock is not subject to withholding tax because it is effectively connected with a trade or business in the United States of the Non-U.S. Holder (in which case such dividend generally will be subject to regular graduated U.S. tax rates as described below).
The certification requirement described above must be provided to us or our agent prior to the payment of dividends and must be updated periodically. The certification also may require a Non-U.S. Holder that provides an IRS form or that claims treaty benefits to provide its U.S. taxpayer identification number. Special certification and other requirements apply in the case of certain Non-U.S. Holders that hold shares of our Class A common stock through intermediaries or are pass-through entities for U.S. federal income tax purposes.
Each Non-U.S. Holder is urged to consult its own tax advisor about the specific methods for satisfying these requirements. A claim for exemption will not be valid if the person receiving the applicable form has actual knowledge or reason to know that the statements on the form are false.
If dividends are effectively connected with a trade or business in the United States of a Non-U.S. Holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from the withholding tax described above (provided that the certifications described above are satisfied), generally will be subject to U.S. federal income tax on such dividends on a net income basis in the same manner as if it were a resident of the United States. In addition, if a Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the Non-U.S. Holder may be subject to an additional “branch profits tax” equal to 30% (unless reduced by an applicable income treaty) of its earnings and profits in respect of such effectively connected dividend income.
Non-U.S. Holders that do not timely provide us or our agent with the required certification, but which are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, may obtain a refund or credit of any excess amount withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Sale, Exchange or Other Taxable Disposition of Our Class A Common Stock
Subject to the discussion below under the section titled “—Additional Withholding and Reporting Requirements,” in general, a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on gain realized upon such holder’s sale, exchange or other taxable disposition of shares of our Class A common stock, unless (1) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, (2) we are or have been a “United States real property holding corporation,” as defined in the Code (a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period in the shares of our Class A common stock, and certain other requirements are met, or (3) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States).
If the first exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which such Non-U.S. Holder’s capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the disposition. If the third exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to such gain on a net income basis in the same manner as if it were a resident of the United States and a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to a branch profits tax with respect to any earnings and profits attributable to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).
Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a USRPHC. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our Class A common stock by reason of our status as USRPHC so long as our Class A common stock is regularly traded on an established securities market at any time during the calendar year in which the disposition occurs and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our Class A common stock at any time during the shorter of the five year period ending on the date of disposition and the holder’s holding period.
Additional Withholding and Reporting Requirements
Sections 1471 through 1474 of the Code, and related Treasury Regulations, together with other Treasury Department and IRS guidance issued thereunder, and intergovernmental agreements, legislation, rules and other official guidance adopted pursuant to such intergovernmental agreements (commonly referred to as “FATCA”) impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid on our Class A common stock, paid to (1) a “foreign financial institution” (as defined under FATCA) unless such institution furnishes proper documentation (typically on IRS Form W-8BEN-E) evidencing either (i) an exemption from FATCA withholding, (ii) its compliance (or deemed compliance) with specified due diligence, reporting, withholding and certification obligations under FATCA or (iii) residence in a jurisdiction that has entered into an intergovernmental agreement with the United States relating to FATCA and compliance with the diligence and reporting requirements of the intergovernmental agreement and local implementing rules; or (2) a “non-financial foreign entity” (as defined under FATCA) that does not furnish proper documentation, typically on IRS Form W-8BEN-E, evidencing either (i) an exemption from FATCA or (ii) adequate information regarding substantial United States beneficial owners of such entity (if any). An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements.
The IRS and the Department of Treasury have issued proposed regulations on which taxpayers may rely providing that these withholding rules will not apply to the gross proceeds of a sale or other disposition of shares of our Class A common stock. Prospective investors should consult their tax advisors regarding the effect of FATCA on their ownership and disposition of our Class A common stock.
Backup Withholding and Information Reporting
We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our Class A common stock paid to the holder and the tax withheld, if any, with respect to the distributions. Non-U.S. Holders may have to comply with specific certification procedures (such as the provision of a properly completed W-8BEN or W-8BEN-E) to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate, currently 24%, with respect to dividends on our Class A common stock. Dividends paid to Non-U.S. Holders subject to the U.S. withholding tax, as described above under the section titled “—Distributions on Our Class A common stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our Class A common stock by a Non-U.S. Holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Prospective investors should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including the availability of and procedure for obtaining an exemption from backup withholding.
Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or, in which the Non-U.S. Holder is incorporated, under the provisions of a specific treaty or agreement.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.
U.S. Federal Estate Tax
Class A common stock owned (or treated as owned) by an individual who is not a citizen or a resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate or other tax treaty provides otherwise, and therefore, may be subject to U.S. federal estate tax.

UNDERWRITING
BofA Securities, Inc. and Barclays Capital Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Barclays Capital Inc.
Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to The Fortegra Group, Inc.	$	$	$
The expenses of the offering, not including the underwriting discounts and commissions, are estimated at $      and are payable by us.
Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to            additional shares at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to      % of the Class A common stock offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. The number of shares of Class A common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any directed Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other Class A common stock offered by this prospectus.
No Sales of Similar Securities
We, our executive officers and directors and our existing security holder have agreed not to sell or transfer any Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common stock, for 180 days after the date of this prospectus (the “restricted period”) without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly
•offer, pledge, sell or contract to sell any Class A common stock,
•sell any option or contract to purchase any Class A common stock,
•purchase any option or contract to sell any Class A common stock,
•grant any option, right or warrant for the sale of any Class A common stock,
•otherwise dispose of or transfer any Class A common stock,
•request or demand that we file or make a confidential submission of a registration statement related to the Class A common stock, or
•enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
The restrictions described in the immediately preceding paragraph do not apply, subject to certain restrictions, to transfers of Class A common stock:
a.to the underwriters pursuant to the initial public offering;
b.purchased from the underwriters in the initial public offering, unless the lock-up signatory is our officer, director or affiliate, whether or not issuer directed;
c.as a bona fide gift or gifts or transfers for bona fide estate planning purposes;
d.to any trust or other entity for the direct or indirect benefit of the lock-up signatory or the immediate family of the lock-up signatory (for purposes of the lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin) or if the lock-up signatory is a trust, to any beneficiary of the lock-up signatory (including such beneficiary’s estate);
e.to any immediate family member or dependent of the lock-up signatory;
f.as a distribution or transfer to limited partners, members, stockholders or other equity holders of the lock-up signatory;

g.to the lock-up signatory’s affiliates or to any investment fund, corporation, limited liability company or other entity that, directly or indirectly, controls, manages, is controlled or managed by, or is under common control with, the lock-up signatory;
h.by will or intestate succession upon the death of the lock-up signatory;
i.to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (c), (d), (e), (f), (g) and (h) above;
j.pursuant to a court or regulatory agency order, or a qualified domestic order in connection with a divorce settlement;
k.pursuant to the exercise of any rights to purchase, exchange or convert any stock options or other rights granted pursuant to the Company’s equity incentive plans described in this prospectus in connection with the initial public offering or warrants or any other securities described in this prospectus, which securities are convertible into or exchangeable or exercisable for Class A common stock; provided that (1) any filing under Section 16 of the Exchange Act in connection with such transfers made during the restricted period shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described above and (B) the underlying shares of Class A common stock continue to be subject to the restrictions on transfer set forth in the lock-up agreement and (2) the lock-up signatory does not otherwise voluntarily effect any other public filings or report regarding such exercise during the restricted period;
l.to the Company in connection with the “cashless” or “net” exercise of options or other rights to purchase Class A common stock for the purpose of exercising such options or other rights, or to cover tax withholding obligations of the lock-up signatory in connection with such exercise, the vesting of restricted shares of Class A common stock or restricted stock units, or the settling of restricted shares of Class A common stock or restricted stock units, provided that (i) any remaining Class A common stock received upon such exercise or such vesting or settlement will be subject to the restrictions set forth in this letter and (ii) (1) any filing under Section 16 of the Exchange Act in connection with such transfers made during the restricted period shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described above and (B) no Class A common stock were sold by the lock-up signatory, other than such transfers to the Company as described above and (2) the lock-up signatory does not otherwise voluntarily effect any other public filing or report regarding such transfers during the restricted period;
m.pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction involving a Change in Control (as defined below) of the Company, provided that in the event such tender offer, merger, consolidation or other such transaction is not completed, the Class A common stock held by the lock-up signatory shall remain subject to the lock-up agreement;
n.to the Company pursuant to any agreement under which the Company has the option to repurchase or reacquire such Class A common stock or a right of first refusal with respect to such securities, provided that (i) (1) any filing under Section 16 of the Exchange Act made during the restricted period shall clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described above and (B) no Class A common stock were sold by the lock-up signatory, other than such transfers to the Company as described above and (2) the lock-up signatory does not otherwise voluntarily effect any other public filing or report regarding such transfers during the restricted period;
o.pursuant to a trading plan established meeting the requirements of Rule 10b5-1 under the Exchange Act, provided, that (i) no public report or filing under Section 16 of the Exchange Act shall be required during the restricted period, (ii) the lock-up signatory does not otherwise voluntarily effect any public filing or report regarding the establishment of such plan during the restricted period, and (iii) no sales are made during the restricted period pursuant to such plan; or
p.purchased by the lock-up signatory as part of or on the open market following the initial public offering if and only if (i) such sales are not required to be reported in any public report or filing with the SEC, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.
For purposes of the above, “Change in Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to the initial public offering), of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of outstanding voting securities of the Company (or surviving entity).
New York Stock Exchange Listing
We intend to apply for listing of our Class A common stock on the NYSE under the symbol “FRF.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.
Currently, no public market exists for our Class A common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are
•the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,
•our financial information,
•the history of, and the prospects for, our company and the industry in which we compete,
•an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,
•the present state of our development, and
•the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.
The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no Shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
a.to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
b.to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
c.in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.
The above selling restriction is in addition to any other selling restrictions set out below.
Notice to Prospective Investors in the United Kingdom
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
a.a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
b.a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
a.to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
b.where no consideration is or will be given for the transfer;
c.where the transfer is by operation of law; or
d.as specified in Section 276(7) of the SFA.
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Ropes & Gray LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The financial statements included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement. Such financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the shares of Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto.
Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.
Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be accessed at the SEC’s website referenced above. We also intend to make this information available on the investor relations section of our website, which is located at www.fortegra.com. Information on, or accessible through, our website is not part of this prospectus.

Glossary
Adjusted net income – Represents income before taxes, less provision (benefit) for income taxes, and excluding the after-tax impact of various expenses that we consider to be unique and non-recurring in nature, including merger and acquisition related expenses, stock-based compensation, net realized gains (losses), net unrealized gains (losses) and intangibles amortization associated with purchase accounting.
Adjusted return on average equity – Represents adjusted net income expressed on an annualized basis as a percentage of average beginning and ending member’s equity during the period.
Admitted / standard insurance – Insurance written by an insurer licensed to do business in the state in which the insured exposure is located. Admitted insurance companies are subject various state laws that govern organization, capitalization, policy forms, rate approvals and claims handling.
A.M. Best – A.M. Best Company, Inc., a rating agency and publisher for the insurance industry.
Case reserves – Losses and loss adjustment expense reserves established with respect to individual reported claims.
Casualty insurance – Insurance that covers claims from third parties.
Catastrophe / catastrophic loss – A severe loss, typically involving multiple claimants. Catastrophic losses may arise from severe weather events like earthquakes, hurricanes, tsunamis, hailstorms, tornados, severe winter weather, floods, fires, as well as man-made disasters like explosions, war, acts of terrorism and political instability.
Cede; Ceding company – When a party purchases reinsurance for its liability from another party, it "cedes" business to the reinsurer and is referred to as the "ceding company."
Combined ratio – Equals the sum of the underwriting ratio and the expense ratio.
Commissions; Ceding commissions – The fee paid to an agent or a broker for placing insurance or reinsurance, generally determined as a percentage of the written premium.
Credit life and disability – Credit life insurance pays off the balance of a particular debt if the insured passes away. Credit disability or unemployment insurance covers loan payments if the insurer is unable to work for a period of time.
Direct premiums written – Premiums written by an insurer during a given period.
Earned premiums, net – The earned portion of gross written premiums, less the earned portion that is ceded to third-party reinsurers under reinsurance agreements.
Expense ratio – Expressed as a percentage, is the ratio of the GAAP line items employee compensation and benefits and other expenses to earned premiums, net, service and administrative fees and ceding commissions and other revenue.
Financial strength rating – The opinion of rating agencies regarding the financial ability of an insurance or reinsurance company to meet its financial obligations under its policies.
Frequency – Number of claims an insurer anticipates will occur over a given period of time.
Fronting – The practice of licensed insurance companies issuing insurance policies while transferring substantially all of the underlying risk to third parties in exchange for a fee.
Gross written premiums and premium equivalents – Represents total gross written premiums from insurance policies and warranty service contracts issued, as well as premium finance volumes during a reporting period. They represent the volume of insurance policies written or assumed and warranty service contracts issued during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions.

IBNR; incurred but not reported – Reserves for estimated loss and loss adjustment expenses that have been incurred by policyholders but not reported to the insurer or reinsurer, including unknown future developments on loss and loss adjustment expenses which are known to the insurer or reinsurer.
Incurred losses – The total losses sustained by an insurance company under a policy or policies, whether paid, unpaid or not reported.
Independent / retail agents – Insurance agents who place insurance on behalf of consumers and businesses.
KBRA – Kroll Bond Rating Agency, LLC and its affiliates (KBRA) is a global full-service rating agency.
Light commercial insurance – Casualty focused insurance products for commercial enterprises and small to medium sized businesses, generally concentrated on short-tail lines of business.
Long-tail – Lines of business where the time between the issuance of a policy and reporting and payment of the claim tends to be longer.
Loss adjustment expenses – The expenses of settling claims, including field adjusting, cost containment, legal defense and other fees and the portion of general expenses allocated to claim settlement costs.
Loss development – Increases or decreases in previously recorded losses and loss adjustment expenses over a given period of time.
Loss ratio – A ratio calculated by dividing losses and loss adjustment expenses by net premiums earned.
Managing general agent (“MGA”) – An agent or business appointed by an insurer to underwrite, negotiate insurance contracts, and / or administer an insurance program on its behalf. MGAs are often specialized in a particular insurance product or line and are granted limited underwriting authority by their insurance partners.
Net written premiums – Gross written premiums for a given period less premiums ceded to reinsurers during such period.
Non-admitted / excess and surplus lines – Non-admitted / excess and surplus lines policies generally are not subject to regulations governing premium rates or policy language. Insurance companies are considered non-admitted in the states in which they offer excess and surplus lines products.
Personal lines – Insurance products for individuals.
Persistency rate – The annual retention of producing agents expressed as a percentage of the number of total agents.
Premium-per-risk – Premiums calculated per policy risk underwritten.
Producer owned reinsurance company (“PORC”) – A captive reinsurance company that generally assume all of the underwriting risk associated with the insurance they distribute.
Programs – Insurance business model in which the authority to produce, underwrite and administer policies is granted to agents and program managers, subject to the insurer’s pricing and underwriting guidelines.
Property insurance – Insurance that covers property when damage, theft or loss occurs.
Reinsurance – The practice whereby one party, called the reinsurer, in consideration of a premium paid to it, agrees to indemnify another party, called the reinsured, for part or all of the liability assumed by the reinsured under a policy or policies of insurance which it has issued. The reinsured may be referred to as the original or primary insurer, the direct writing company, or the ceding company.
Return on average equity – Net income expressed on an annualized basis as a percentage of average beginning and ending member’s equity during the period.

Severity – Costs of a claim – a high-severity claim is more expensive than an average claim, and a low-severity claim is less expensive.
Short-tail – Lines of business where the time between the issuance of a policy and reporting and payment of the claim tends to be shorter.
Specialty insurance – Lines of business or exposure profiles characterized by: high-hazard or nonstandard insurance, niche market segments and/or tailored underwriting. Can be written on either an admitted or E&S basis.
State guaranty funds – Funding mechanisms that are administered by a U.S. state to protect policyholders in the event that an insurance company defaults on benefit payments or becomes insolvent. The fund only protects beneficiaries of insurance companies that are licensed to sell in that state.
Statutory accounting principles (“SAP”) – Those accounting principles and practices, which provide the framework for the preparation of insurance company financial statements, and the recording of transactions, in accordance with the rules and procedures adopted by regulatory authorities, generally emphasizing solvency considerations rather than a going-concern concept of accounting.
Third-party administrators (“TPAs”) – Organizations that provide claims administration and other administrative services for a separate entity.
Underwriting – The process of evaluating, defining, and pricing insurance risks including, where appropriate, the rejection of such risks, and the acceptance of the obligation to pay the policyholder under the terms of the contract.
Underwriting and fee margin – Represents income before taxes excluding net investment income, net realized gains (losses), net unrealized gains (losses), employee compensation and benefits, other expenses, interest expense and depreciation and amortization.
Underwriting ratio – Expressed as a percentage, is the ratio of the GAAP line items net losses and loss adjustment expenses, member benefit claims and commission expense to earned premiums, net, service and administrative fees and ceding commissions and other revenue.
Underwriting and fee revenues – Total revenues excluding net investment income, net realized gains (losses) and net unrealized gains (losses).
Unearned premiums – The portion of gross written premium that has not been earned.
Unregulated fee revenues – Fee revenue generated in service entities that are not subject to insurance regulation.
Vehicle service contracts (“VSC”) – Plans that help cover the costs of any repairs needed once the limited warranty on the vehicle has expired.
Warranty; product warranty – Insurance product that protects an owner against the cost of damage, repair or replacement of a covered item.
Wholesale brokers – Intermediaries who negotiate contracts of insurance between retail agents and insurance companies, receiving a commission for placement and other services rendered.

INDEX TO FINANCIAL STATEMENTS
Audited Consolidated Financial Statements

Financial Schedules – Condensed Financial Statements (Parent Company Only)

Page
Financial Schedules	F-55

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Member and the Board of Directors of The Fortegra Group, LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of The Fortegra Group, LLC and subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statements of operations, comprehensive income, changes in member’s equity and cash flows for the year ended December 31, 2019, and the related notes and the schedule listed in the Index (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
New York, New York

January 27, 2021
We have served as the Company’s auditor since 2017.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Consolidated Balance Sheet
(in thousands)

As of December 31,
2019
Assets:
Investments:
Available for sale securities, at fair value	$335,192
Loans, at fair value	10,174
Common and preferred equity securities	37,777
Exchange traded funds	25,039
Other investments	42,452
Total investments	450,634
Cash and cash equivalents	115,286
Restricted cash	9,901
Notes receivable, net	42,192
Accounts, premiums and other receivables, net	238,607
Reinsurance receivables	539,833
Deferred acquisition costs	166,493
Goodwill	97,439
Intangible assets, net	47,305
Other assets	22,946
Total assets	$1,730,636

Liabilities and Member’s Equity
Liabilities:
Corporate debt, net	$177,780
Debt associated with asset-based lending	21,524
Unearned premiums	754,993
Policy liabilities and unpaid claims	144,384
Deferred revenue	94,343
Reinsurance payable	143,869
Deferred tax liabilities, net	33,119
Other liabilities and accrued expenses	86,815
Total liabilities	$1,456,827
Commitments and contingencies (see Note (18))

Member’s Equity:
Additional paid-in capital	224,240
Accumulated other comprehensive income, net of tax	1,698
Retained earnings	36,810
Member’s equity attributable to The Fortegra Group, LLC	262,748
Non-controlling interests	11,061
Total member’s equity	273,809
Total liabilities and member’s equity	$1,730,636
See accompanying notes to consolidated financial statements.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Consolidated Statement of Operations
(in thousands)

Year Ended December 31,
2019
Revenues:
Earned premiums, net	$499,108
Service and administrative fees	106,238
Ceding commissions	9,608
Net investment income	8,671
Net realized gains (losses)	4,678
Net unrealized gains (losses)	2,218
Other revenue	4,564
Total revenues	635,085
Expenses:
Net losses and loss adjustment expenses	151,009
Member benefit claims	19,672
Commission expense	303,058
Employee compensation and benefits	49,788
Interest expense	14,766
Depreciation and amortization	9,105
Other expenses	50,657
Total expenses	598,055
Income before taxes	37,030
Less: provision (benefit) for income taxes	8,455
Net income	28,575
Less: net income attributable to non-controlling interests	1,415
Net income attributable to The Fortegra Group, LLC	$27,160

See accompanying notes to consolidated financial statements.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Consolidated Statement of Comprehensive Income
(in thousands)

Year Ended December 31,
2019
Net income	$28,575

Other comprehensive income, net of tax:
Unrealized gains (losses) on available for sale securities:
Unrealized holding gains (losses) arising during the period	6,313
Related provision for income taxes	(1,409)
Reclassification of (gains) losses included in net income	(1,312)
Related provision for income taxes	286
Unrealized gains (losses) on available for sale securities, net of tax	3,878

Other comprehensive income, net of provision for income taxes	3,878
Comprehensive income	32,453
Less: Comprehensive income attributable to non-controlling interests	1,439
Comprehensive income attributable to The Fortegra Group, LLC	$31,014
See accompanying notes to consolidated financial statements.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Consolidated Statement of Changes in Member’s Equity
(in thousands)

	Additional paid in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non-controlling interests	Total member’s equity
Balance at December 31, 2018	$242,246	$(2,057)	$9,551	$9,245	$258,985
Adoption of accounting standard(1)	—	(99)	99	—	—
Amortization of equity based compensation	—	—	—	2,510	2,510
Vesting of equity based compensation(2)	1,214	—	—	(3,448)	$(2,234)
Distributions to Tiptree, net	(19,220)	—	—	—	(19,220)
Non-controlling interest distributions	—	—	—	(1,185)	(1,185)
Non-controlling interest attributable to Defend acquisition	—	—	—	2,500	2,500
Other comprehensive income, net of tax	—	3,854	—	24	3,878
Net income	—	—	27,160	1,415	28,575
Balance at December 31, 2019	$224,240	$1,698	$36,810	$11,061	$273,809
___________________
(1)Amounts reclassified due to adoption of ASU 2018-02. See Note (2) Summary of Significant Accounting Policies.
(2)Includes exchanges of vested awards. See Note (17) Equity Based Compensation.

See accompanying notes to consolidated financial statements.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Consolidated Statement of Cash Flows
(in thousands)

Year ended December 31, 2019
Operating Activities:
Net income attributable to The Fortegra Group, LLC	$27,160
Net income attributable to non-controlling interests	1,415
Net income	28,575
Adjustments to Reconcile Net Income to Net Cash Provided By (Used In) Operating Activities:
Net realized and unrealized (gains) losses	(6,896)
Equity-based compensation expense	2,891
Amortization/accretion of premiums and discounts	1,001
Depreciation and amortization expense	9,105
Non-cash lease expense	2,410
Loss on extinguishment of debt	1,241
Deferred provision for income taxes	3,322
Other	430
Changes in Operating Assets and Liabilities:
(Increase) decrease in accounts, premiums, and other receivables	(30,031)
(Increase) decrease in reinsurance receivables	(119,482)
(Increase) decrease in deferred acquisition costs	3,570
(Increase) decrease in other assets	2,318
Increase (decrease) in unearned premiums	155,549
Increase (decrease) in policy liabilities and unpaid claims	12,772
Increase (decrease) in deferred revenue	17,739
Increase (decrease) in reinsurance payable	26,272
Increase (decrease) in other liabilities and accrued expenses	(3,762)
Net cash provided by (used in) operating activities	107,024
Investing Activities:
Proceeds from sales and maturities of fixed income investments	364,370
Purchases of fixed income investments	(295,279)
Proceeds from sales and maturities of equity investments	30,159
Purchases of equity investments	(53,846)
Issuance of notes receivable	(65,974)
Proceeds from notes receivable	36,690
Proceeds from the sale of real estate	11,508
(Purchases) of real estate	(1,296)
Business and asset acquisitions, net of cash and deposits	(4,634)
Purchases of property, plant and equipment	(1,284)
Net cash provided by (used in) investing activities	20,414
Financing Activities:
Proceeds from borrowings	198,928
(Payments) on borrowings	(238,444)
Cash (paid) received in connection with the vesting of restricted stock units	(2,236)
Cash distributions to Tiptree	(19,614)
Distribution to non-controlling interest partners	(1,185)
Payment of debt issuance costs	(72)
Net cash provided by (used in) financing activities	(62,623)
Net increase (decrease) in cash, cash equivalents and restricted cash	64,815
Cash, cash equivalents and restricted cash – beginning of period	60,372
Cash, cash equivalents and restricted cash – end of period	$125,187

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Consolidated Statement of Cash Flows
(in thousands)

Year ended December 31, 2019
Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for interest expense	$15,330
Cash (received) paid during the period for income taxes	$881

Supplemental Schedule of Non-Cash Investing and Financing Activities:
Right-of-use asset obtained in exchange for lease liability	$6,232
Acquired real estate properties through, or in lieu of, foreclosure of the related loan	$2,596
Acquisition of non-controlling interest	$2,500

Reconciliation of Cash, Cash Equivalents and Restricted Cash Shown in the Statement of Cash Flows:
Cash and cash equivalents	$115,286
Restricted cash	9,901
Total cash, cash equivalents and restricted cash	$125,187
See accompanying notes to consolidated financial statements

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)

(1)    Organization
The Fortegra Group, LLC (references in this report to Fortegra Group, Fortegra, the Company or similar terms refer to The Fortegra Group, LLC and its subsidiaries) is an insurance services company organized in Delaware, headquartered in Jacksonville, Florida. Fortegra is the parent of Fortegra Financial Corporation (“FFC”) and the entities operating the Smart AutoCare business. Fortegra is a subsidiary of Tiptree Inc. (“Tiptree”), a public company traded on the NASDAQ Stock Market under the symbol: TIPT. The Fortegra Group, LLC’s sole member is Tiptree Holdings LLC, which owns a 100% undivided interest in the profits and losses of Fortegra. Fortegra offers a wide array of revenue enhancing products, including payment protection products, motor club memberships, service contracts, device and warranty services, and administration services, to our business partners, including insurance companies, retailers, dealers, insurance brokers and agents and financial services companies. In 2021, we changed our name from Tiptree Insurance Holdings, LLC to The Fortegra Group, LLC. Our business was founded in 1981 through our subsidiary, FFC. The Company generates most of its business through networks of small to mid-sized community and regional banks, small loan companies, independent wireless retailers and automobile dealerships.
During July 2019, the Company’s subsidiary, LOTS Reassurance Company (“LOTS RE”), invested $25,000 as the initial investor in Corvid Peak Restructuring Partners Onshore Fund LLC (“Corvid Fund”). Because the Company is currently the sole investor, Corvid Fund is included in these consolidated financial statements.
On July 1, 2019, the Company acquired a majority ownership interest in Ingenasys, Ltd as further discussed in Note—(2) Summary of Significant Accounting Policies.
(2)    Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements of Fortegra have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and include the accounts of the Company and its subsidiaries. The consolidated financial statements are presented in U.S. dollars, the main operating currency of the Company.
Principles of Consolidation
The consolidated financial statements include the accounts of The Fortegra Group, LLC and its majority-owned and controlled subsidiaries. The Company eliminates all intercompany account balances and transactions. Non-controlling interests on the consolidated balance sheet and consolidated statement of operations represent the ownership interests in certain consolidated subsidiaries held by entities or persons other than Fortegra.
Segment and Entity Wide Information
Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the Company’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources and evaluating financial performance. As such, the Company has determined that it operates in one reportable segment.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
For the year ended December 31, 2019, we generated earned premiums, net, service and administrative fees, ceding commissions and other revenue as follows:

U.S. Insurance	$519,086
U.S. Warranty Solutions	93,598
Europe Warranty Solutions	6,834
Total	$619,518
Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Management makes estimates and assumptions that include, but are not limited to, the determination of the following significant items:
•Fair value of financial assets and liabilities, including, but not limited to, securities, loans and derivatives
•Value of acquired assets and liabilities;
•Carrying value of goodwill and other intangibles, including estimated amortization period and useful lives;
•Reserves for unpaid losses and loss adjustment expenses, estimated future claims and losses, potential litigation and other claims;
•Deferred acquisition costs and value of business acquired (“VOBA”);
•Valuation of contingent share issuances for compensation and purchase consideration, including estimates of number of shares and vesting schedules;
•Revenue recognition including, but not limited to, the timing and amount of insurance premiums, and service and administration fees; and
•Other matters that affect the reported amounts and disclosure of contingencies in the consolidated financial statements
Although these and other estimates and assumptions are based on the best available estimates, actual results could differ materially from management’s estimates.
Non-Controlling Interests
The third-party ownership interests of the common stock of Southern Financial Life Insurance Company (“SFLAC”), Telos Credit Opportunity Fund, L.P. (“Telos COF”), Defend Insurance Group (“Defend”) and subsidiary ownership by management associated with equity-based compensation are reflected as non-controlling interests on the consolidated balance sheet. The table below presents the amounts outstanding and the percentages of non-controlling interests for the following period:

	As of
	December 31, 2019
	Amount	Percent
SFLAC	$992	15%
Defend	2,391	45%
Equity-based compensation associated with LOTS Intermediate Co.	7,678	3%
Total non-controlling interests(1)	$11,061
___________________
(1)During the year ended December 31, 2019, the Company paid approximately $1,200 for the remaining 2% of Telos COF.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Income attributable to non-controlling interests is presented in the consolidated statement of operations as net income attributable to non-controlling interests and on the consolidated statement of comprehensive income as comprehensive income attributable to non-controlling interests.
Business Combination Accounting
The Company accounts for business combinations by applying the acquisition method of accounting. The acquisition method requires, among other things, that the assets acquired and liabilities assumed in a business combination be measured at fair value as of the closing date of the acquisition. The net assets acquired may consist of tangible and intangible assets and the excess of purchase price over the fair value of identifiable net assets acquired, or goodwill. The determination of estimated useful lives and the allocation of the purchase price to the intangible assets requires significant judgment and affects the amount of future amortization and possible impairment charges. Contingent consideration, if any, is measured at fair value on the date of acquisition. The fair value of any contingent consideration liability is remeasured at each reporting date with any change recorded in other expense in the consolidated statement of operations. Acquisition and transaction costs are expensed as incurred.
In certain instances, the Company may acquire less than 100% ownership of an entity, resulting in the recording of a non-controlling interest. The measurement of assets and liabilities acquired and non-controlling interest is initially established at a preliminary estimate of fair value, which may be adjusted during the measurement period, due to the results of valuation studies applicable to the business combination.
Acquisitions that do not meet the criteria for the acquisition method of accounting are accounted for as acquisitions of assets.
On July 1, 2019, a subsidiary of the Company acquired a majority interest in Ingenasys, Ltd., the parent holding company of Defend, for total net cash consideration of approximately $4,600. Defend is an automotive finance and insurance (“F&I”) provider and insurance administrator operating in the Czech Republic, Poland, Hungary, Slovakia and the United Kingdom (“UK”). Identifiable assets acquired were made up of goodwill and intangible assets. See Note (7) Goodwill and Intangible Assets, net.
Fair Value Measurement
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels, from highest to lowest, are defined as follows:
•Level 1 – Unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
•Level 2 – Significant inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability. The types of financial assets and liabilities carried at Level 2 are valued based on one or more of the following:
◦Quoted prices for similar assets or liabilities in active markets;
◦Quoted prices for identical or similar assets or liabilities in nonactive markets;
◦Pricing models whose inputs are observable for substantially the full term of the asset or liability;

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
◦Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.
•Level 3 – Significant inputs that are unobservable inputs for the asset or liability, including the Company’s own data and assumptions that are used in pricing the asset or liability.
The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new, whether the product is traded on an active exchange or in the secondary market, and the current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized within Level 3 of the fair value hierarchy. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Fortegra’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and the consideration of factors specific to the investment. From time to time, Fortegra’s assets and liabilities will transfer between one level to another level. It is Fortegra’s policy to recognize transfers between different levels at the end of each reporting period.
Fortegra utilizes both observable and unobservable inputs in its valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. In addition, specific issuer information and other market data is used. For broker quotes, quotes are obtained from sources recognized to be market participants. Unobservable inputs may include expected cash flow streams, default rates, supply and demand considerations and market volatility.
Fair Value Option
In addition to the financial instruments the Company is required to measure at fair value, the Company has elected to make an irrevocable election to utilize fair value as the initial and subsequent measurement attribute for certain eligible financial assets and liabilities. Unrealized gains and losses on items for which the fair value option has been elected are reported in Net realized and unrealized gains (losses) within the consolidated statement of operations. The decision to elect the fair value option is determined on an instrument-by-instrument basis and must be applied to an entire instrument and is irrevocable once elected.
Derivative Financial Instruments and Hedging
From time to time, derivative instruments are used in the overall strategy to manage exposure to market risks related to fluctuations in interest rates. As a matter of policy, derivatives are not used for speculative purposes. Derivative instruments are measured at fair value on a recurring basis and are included in other investments or other liabilities and accrued expenses on the consolidated balance sheet.
Derivative Liabilities, at fair value
Derivative liabilities are comprised of covered call options, which are carried at fair value with the change in the fair value recorded in the consolidated statement of operations and are included in other liabilities and accrued expenses on the consolidated balance sheet. The Company writes covered call options on publicly traded securities with the intention of earning option premiums.
As of December 31, 2019, a derivative liability balance of $3,330 was included in other liabilities and accrued expenses, with a notional value of $10,360.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Equity Based Compensation
The Company employs a Long-Term Incentive Compensation plan and measures such compensation expense for equity based awards at fair value and recognizes expense over the service period for awards expected to vest. The fair value of restricted stock units (“RSUs”) is based on the number of units granted and the enterprise value of the Company (excluding contributed assets) at the time of grant. In addition, the estimation of equity-based awards that will ultimately vest requires judgment and to the extent actual results or updated estimates differ from current estimates, such results will be recorded as a cumulative adjustment in the period that the estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards (performance-based vs. time-based), employee class and historical experience.
Income Taxes
Deferred tax assets and liabilities are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are established for future tax consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce a deferred tax asset to the amount expected to be realized. As of December 31, 2019, one of our subsidiaries files federal and state tax returns on a standalone basis. These U.S. federal and state income tax returns, when filed, will be subject to examination by the Internal Revenue Service and state departments of revenue. See Note (16) Income Taxes.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its tax returns to determine whether the tax positions are “more likely than not” of being sustained by the applicable tax authority. The Company’s provision of benefit for income taxes is adjusted accordingly for tax positions not deemed to meet the more likely than not threshold. The Company’s policy is to account for interest as a component of interest expense and penalties as a component of other expenses.
Investments
The Company records all investment transactions on a trade‑date basis. Realized gains (losses) are determined using the specific-identification method. The Company classifies its investments in debt securities as available for sale or held-to-maturity based on the Company’s intent and ability to hold the debt security to maturity. The Company did not have any held-to-maturity securities at December 31, 2019.
Available for Sale Securities (“AFS”), at Fair Value
AFS are securities that are not classified as trading or held-to-maturity and are intended to be held for indefinite periods of time. AFS securities include those debt securities that management may sell as part of its asset/liability management strategy or in response to changes in interest rates, resultant prepayment risk or other factors. AFS securities are held at fair value on the consolidated balance sheet with changes in fair value, net of related tax effects, recorded in the accumulated other comprehensive income (“AOCI”) component of member’s equity in the period of change. Upon the disposition of an AFS security, the Company reclassifies the gain or loss on the security from AOCI to net realized and unrealized gains (losses) on the consolidated statement of operations.
The Company regularly reviews AFS securities, held-to-maturity and cost investments with unrealized losses in order to evaluate whether the impairment is other-than-temporary. Under the guidance for debt securities, other-than-temporary impairment (“OTTI”) is recognized in earnings in the consolidated statement of operations for debt securities that the Company has an intent to sell or that it believes it is more likely than not that it will be required to sell prior to recovery of the amortized cost basis. For those securities that the Company does not intend to sell nor expect to be required to sell, credit-related impairment is recognized in earnings, with the non-credit-related impairment recorded in AOCI. An unrealized loss exists when the current fair value of an individual security is less than its amortized cost basis. Unrealized losses for AFS securities that are determined to be temporary in nature are recorded, net of tax, in AOCI.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Management’s estimate of OTTI includes, among other things: (i) the duration of time and the relative magnitude to which fair value of the security has been below amortized cost; (ii) the financial condition and near‑term prospects of the issuer of the investment; (iii) extraordinary events, including negative news releases and rating agency downgrades, with respect to the issuer of the investment; (iv) whether it is more likely than not that the Company will sell a security before recovery of its amortized cost basis; (v) whether a debt security exhibits cash flow deterioration; and (vi) whether the security’s decline is attributable to specific conditions, such as conditions in an industry or in a geographic location.
Loans, at Fair Value
Loans, at fair value, is substantially comprised of (i) non-performing residential loans (“NPLs”) and (ii) middle market leveraged loans held by the Company. Changes in their fair value are reported within net realized and unrealized gains (losses) in our consolidated statement of operations.
Corporate Loans
Corporate loans are comprised of a diversified portfolio of middle market leveraged loans which are carried at fair value. In general, the fair value of leveraged loans are obtained from an independent pricing service which provides coverage of secondary market participants. The values represent a composite of mark-to-market bid/offer prices. In certain circumstances, the Company will make its own determination of fair value of leveraged loans based on internal models and other unobservable inputs.
Non-Performing Residential Loans (“NPLs”)
The Company has purchased portfolios of NPLs which consist of residential mortgage loans. Such loans are carried at fair value, which is measured on an individual loan basis. We seek to either (i) convert such loans into real estate owned property through foreclosure or another resolution process that can then be sold or (ii) modify and resell them at higher prices if circumstances warrant.
The Company has elected the fair value option for NPLs as we have concluded that fair value timely reflects the results of our investment performance. As substantially all of our loans were non-performing when acquired, we generally look to the estimated fair value of the underlying property collateral to assess the recoverability of our investments. We utilize the local broker price opinion (“BPO”) but also consider any other comparable home sales or other market data, as considered necessary, in estimating a property’s fair value. For further discussion on the observable and unobservable inputs to the model and determination of fair value of NPLs, see Note (9) Fair Value of Financial Instruments.
Certain NPLs are loans that are delinquent on obligated payments of principal and interest. Certain other NPLs are making some payments, generally as a result of a modification or a workout plan.
The fair value of NPLs are determined using a discounted cash flow model. As such, both the changes in fair value and the net periodic cash flows related to NPLs are recorded in net realized and unrealized gains (losses) in the consolidated statement of operations.
Equity Securities
Equity securities (Common and Preferred Equity Securities and Exchange Traded Funds) are investments consisting of equity securities that are purchased principally for the purpose of diversifying the Company’s investment portfolio. Changes in fair value are recorded in net realized and unrealized gains (losses) on investments on the consolidated statement of operations in the period of change.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Other Investments
Foreclosed Residential Real Estate Property (“REO”)
NPLs are reclassified to REO once the Company has obtained legal title to the property upon completion of a foreclosure sale or the borrower has conveyed all interest in the property to satisfy that loan through completion of a deed in lieu of foreclosure. Because the Company elected the fair value option for NPLs, upon recognition as REO, the property fair value is estimated using market values and, if the property meets held-for-sale criteria, it is initially recorded at fair value less costs to sell as its new cost basis. Subsequently, the property is carried at (i) the fair value of the asset minus the estimated costs to sell the asset or (ii) the initial REO value, whichever is lower. Adjustments to the carrying value of REOs are recorded in net realized and unrealized gains (losses).
Cash and Cash Equivalents
The Company considers all highly liquid investments of sufficient credit quality purchased with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of U.S. denominated cash on hand, cash held in banks and investments in money market funds.
Restricted Cash
The Company’s restricted cash consists of cash for unremitted premiums received from agents and insurers, fiduciary cash for reinsurers and pledged assets for the protection of policy holders in various state jurisdictions.
Notes Receivable, Net
The Company’s notes receivable, net includes receivables related to the insurance business for its premium financing programs.
The Company accrues interest income on its notes receivable based on the contractual terms of the respective note. The Company monitors all notes receivable for delinquency and provides for estimated losses for specific receivables that are not likely to be collected. In addition to allowances for bad debt for specific notes receivable, a general provision for bad debt is estimated for the Company’s notes receivable based on history. Account balances are generally charged against the allowance when the Company believes it is probable that the note receivable will not be recovered, and has exhausted its contractual and legal remedies.
Generally, receivables overdue more than 120 days are written off when the Company determines it has exhausted reasonable collection efforts and remedies, see Note (4) Notes Receivable, net.
Accounts, Premiums and Other Receivables, net
Accounts and Premiums Receivable, Net
Accounts and premiums receivable, net are trade receivables from the insurance business that are carried at their approximate fair value. Accounts and premiums receivable from the Company’s insurance business consist of advance commissions and agents’ balances in course of collection and billed but not collected policy premiums, presented net of the allowance for doubtful accounts. For policy premiums that have been billed but not collected, the Company records a receivable on its consolidated balance sheet for the full amount of the premium billed, with a corresponding liability, net of its commission, to insurance carriers. The Company earns interest on the premium cash during the period of time between receipt of the funds and payment of these funds to insurance carriers. The Company maintains an allowance for doubtful accounts based on an estimate of uncollectible accounts.
Retrospective commissions receivable, Trust receivables and Other receivables
Retrospective commissions receivable, trust receivables and other receivables are primarily trade receivables from the insurance business that are carried net of allowance at their approximate fair value.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Reinsurance Receivables
Through the insurance business, the Company has various reinsurance agreements in place whereby the amount of risk in excess of its retention goals is reinsured by unrelated domestic and foreign insurance companies. The Company is required to pay losses even if a reinsurer fails to meet its obligations under the applicable reinsurance agreement. Reinsurance receivables include amounts related to paid benefits, unpaid benefits and prepaid reinsurance premiums. Reinsurance receivables are based upon estimates and are reported on the consolidated balance sheet separately as assets, as reinsurance does not relieve the Company of its legal liability to policyholders. Management continually monitors the financial condition and agency ratings of the Company’s reinsurers and believes that the reinsurance receivables accrued are collectible. Balances recoverable from reinsurers and amounts ceded to reinsurers relating to the unexpired portion of reinsured policies are presented as assets. Experience refunds from reinsurers are recognized based on the underwriting experience of the underlying contracts.
Deferred Acquisition Costs
The Company defers certain costs of acquiring new and renewal insurance policies and other products within the Company’s insurance business. Amortization of deferred acquisition costs was $287,834 for the year ended December 31, 2019.
Insurance Policy Related
Insurance policy related deferred acquisition costs are limited to direct costs that resulted from successful contract transactions and would not have been incurred by the Company’s insurance company subsidiaries had the transactions not occurred. These capitalized costs are amortized as the related premium is earned.
The Company evaluates whether insurance related deferred acquisition costs are recoverable at year-end and considers investment income in the recoverability analysis. As a result of the Company’s evaluations, no write-offs for unrecoverable insurance related deferred acquisition costs were recognized during the year ended December 31, 2019.
Non-insurance Policy Related
Other deferred acquisition costs are limited to prepaid direct costs, typically commissions and contract transaction fees that resulted from successful contract transactions and would not have been incurred by the Company had the transactions not occurred. These capitalized costs are amortized as the related service and administrative fees are earned.
The Company evaluates whether deferred acquisition costs - non-insurance policy related are recoverable at year-end. As a result of the Company’s evaluations, no write-offs for unrecoverable deferred acquisition costs were recognized during the year ended December 31, 2019.
Goodwill and Intangible Assets, net
The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill and indefinite-lived intangible assets are not amortized but subject to tests for impairment annually or if events or circumstances indicate it is more likely than not they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. The Company carries intangible assets, which represent customer and agent relationships, trade names, insurance licenses (certificates of authority granted by individual state departments of insurance), the value of in-force insurance policies acquired, software acquired or internally developed and leases in-place. Management has deemed the insurance licenses to have an indefinite useful life. Costs incurred to renew or maintain insurance licenses are recorded as operating costs in the period in which they arise. The Company has determined that it operates one reporting unit as of December 31, 2019. See Note (7) Goodwill and Intangible Assets, net.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Other Assets
Other assets primarily consist of right of use assets, prepaid expenses, and furniture, fixtures and equipment, net. See Note (12) Other Assets and Other Liabilities and Accrued Expenses.
Debt, net
Debt is carried on the consolidated balance sheet at an amount equal to the unpaid principal balance (“UPB”), net of any remaining unamortized discount or premium and direct and any incremental costs attributable to issuance. Discounts, premiums and direct and incremental costs are amortized as a component of interest expense in the consolidated statement of operations over the life of the debt. See Note (8) Debt, net.
Unearned Premiums
Premiums written are earned over the life of the respective policy using the Rule of 78’s, pro rata, or other actuarial methods as appropriate for the type of business. Unearned premiums represent the portion of premiums that will be earned in the future. A premium deficiency reserve is recorded if anticipated losses, loss adjustment expenses, deferred acquisition costs and policy maintenance costs exceed the recorded unearned premium reserve and anticipated investment income. As of December 31, 2019, no deficiency reserves were recorded.
Policy Liabilities and Unpaid Claims
Policyholder account balances relate to investment-type individual annuity contracts in the accumulation phase. Policyholder account balances are carried at accumulated account values, which consist of deposits received, plus interest credited, less withdrawals and assessments. Minimum guaranteed interest credited to these contracts ranges from 3.0% to 4.0%.
The Company’s claims are generally reported and settled quickly, resulting in consistent historical loss development patterns. The Company’s actuaries apply a variety of generally accepted actuarial methods to the historical loss development patterns, to derive cumulative development factors. These cumulative development factors are applied to reported losses for each accident quarter to compute ultimate losses. The indicated required reserve is the difference between the ultimate losses and the reported losses. The actuarial methods used include but are not limited to the chain ladder method, the Bornhuetter-Ferguson method and the expected loss ratio method. The actuarial analyses are performed on a basis gross of ceded reinsurance, and the resulting factors and estimates are then used in calculating the net loss reserves which take into account the impact of reinsurance. The Company has not made any changes to its methodologies for determining claim reserves in the period presented.
Credit life and accidental death and dismemberment (“AD&D”) unpaid claims reserves include claims in the course of settlement and incurred but not reported (“IBNR”). Credit disability unpaid claims reserves also include continuing claim reserves for open disability claims. For all other product lines, unpaid claims reserves include case reserves for reported claims and bulk reserves for IBNR claims. The Company uses a number of algorithms in establishing its unpaid claims reserves. These algorithms are used to calculate unpaid claims as a function of paid losses, earned premium, reported incurred losses, target loss ratios and in-force amounts or a combination of these factors.
Anticipated future loss development patterns form a key assumption underlying these analyses. Generally, unpaid claims reserves and associated incurred losses are impacted by loss frequency, which is the measure of the number of claims per unit of insured exposure, and loss severity, which is based on the average size of claims. Factors affecting loss frequency and loss severity may include changes in claims reporting patterns, claims settlement patterns, judicial decisions, legislation, economic conditions, morbidity patterns and the attitudes of claimants towards settlements.
The unpaid claims reserves represent the Company’s best estimates at a given time, based on the projections and analyses discussed above. Actual claim costs are dependent upon a number of complex factors such as changes in

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
doctrines of legal liabilities and damage awards. These factors are not directly quantifiable, particularly on a prospective basis. The Company periodically reviews and updates its methods of making such unpaid claims reserve estimates and establishing the related liabilities based on our actual experience. The Company has not made any changes to its methodologies for determining unpaid claims reserves in the period presented.
In accordance with applicable statutory insurance company regulations, the Company’s recorded unpaid claims reserves are evaluated by appointed independent third-party actuaries, who perform this function in compliance with the Standards of Practice and Codes of Conduct of the American Academy of Actuaries. The independent actuaries perform their actuarial analyses annually and prepare opinions, statements and reports documenting their determinations. For December 31, 2019, our appointed independent third-party actuaries found the Company’s reserves to be adequate.
Deferred Revenue
Deferred revenues represent the portion of income that will be earned in the future attributable to motor club memberships, mobile device protection plans and other non-insurance service contracts that are earned over the respective contract periods using Rule of 78’s, modified Rule of 78’s, pro rata or other methods as appropriate for the contract. A deficiency reserve would be recorded if anticipated contract benefits, deferred acquisition costs and contract service costs exceed the recorded deferred revenues and anticipated investment income. As of December 31, 2019, no deficiency reserves were recorded.
Other Liabilities and Accrued Expenses
Other liabilities and accrued expenses primarily consist of lease liabilities, accounts payable and accrued expenses, deferred tax liabilities, net, commissions payable and accrued interest payable. See Note (12) Other Assets and Other Liabilities and Accrued Expenses.
Revenue Recognition
The Company earns revenues from a variety of sources:
Earned Premiums, Net
Net earned premium is from direct and assumed earned premium consisting of revenue generated from the direct sale of insurance policies by the Company’s distributors and premiums written for insurance policies by another carrier and assumed by the Company. Whether direct or assumed, the premium is earned over the life of the respective policy using methods appropriate to the pattern of losses for the type of business. Methods used include the Rule of 78’s, pro rata and other actuarial methods. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available. Direct and assumed premiums are offset by premiums ceded to the Company’s reinsurers, including producer owned reinsurance companies (“PORCs”), earned in the same manner. The amount ceded is proportional to the amount of risk assumed by the reinsurer.
Service and Administrative Fees
The Company earns service and administrative fees from a variety of activities. Such fees are typically positively correlated with transaction volume and are recognized as revenue as they become both realized and earned.
Service Fees. Service fee revenue is recognized as the services are performed. These services include fulfillment, software development and claims handling for our customers. Collateral tracking fee income is recognized when the service is performed and billed. Management reviews the financial results under each significant contract on a monthly basis. Any losses that may occur due to a specific contract would be recognized in

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
the period in which the loss is determined probable. During the year ended December 31, 2019, the Company did not incur a loss with respect to a specific significant service fee contract.
Administrative Fees. Administrative fee revenue includes the administration of premium associated with our producers and their PORCs. In addition, we also earn fee revenue from debt cancellation programs, motor club programs and warranty programs. Related administrative fee revenue is recognized consistent with the earnings recognition pattern of the underlying insurance policies, debt cancellation contracts and motor club memberships being administered, using Rule of 78’s, modified Rule of 78’s, pro rata or other methods as appropriate for the contract. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available.
Ceding Commissions
Ceding commissions earned under reinsurance agreements are based on contractual formulas that take into account, in part, underwriting performance and investment returns experienced by the assuming companies. As experience changes, adjustments to the ceding commissions are reflected in the period incurred and are based on the claim experience of the related policy. The adjustment is calculated by adding the earned premium and investment income from the assets held in trust for the Company’s benefit less earned commissions, incurred claims and the reinsurer’s fee for the coverage.
Policy and Contract Benefits
Member Benefit Claims
Member benefit claims represent claims paid on behalf of contract holders directly to third-party providers for roadside assistance and for the repair or replacement of covered products. Claims can also be paid directly to contract holders as a reimbursement payment, provided supporting documentation of loss is submitted to the Company. Claims are recognized as expense when incurred.
Net Losses and Loss Adjustment Expenses
Net losses and loss adjustment expenses represent losses and related claim adjudication and processing costs on insurance contract claims, net of amounts ceded. Net losses include actual claims paid and the change in unpaid claim reserves.
Commissions Payable and Expense
Commissions are paid to distributors and retailers selling credit insurance policies, motor club memberships, mobile device protection and warranty service contracts, and are generally deferred and expensed in proportion to the earning of related revenue. Credit insurance commission rates, in many instances, are set by state regulators and are also impacted by market conditions. In certain instances, credit insurance commissions are subject to retrospective adjustment based on the profitability of the related policies. Under these retrospective commission arrangements, the producer of the credit insurance policies receives a retrospective commission if the premium generated by that producer in the accounting period exceeds the costs associated with those policies, which includes the Company’s administrative fees, claims, reserves and premium taxes. The Company analyzes the retrospective commission calculation periodically for each producer and, based on the analysis associated with each such producer, the Company records a liability for any positive net retrospective commission earned and due to the producer or, conversely, records a receivable, net of allowance, for amounts due from such producer for instances where the net result of the retrospective commission calculation is negative. Commissions payable are included in other liabilities and accrued expenses.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Recent Accounting Standards
Recently Adopted Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for lessees and lessors. ASU 2016-02 requires lessees to classify leases as either finance or operating leases, which will determine whether lease expense is recognized based on an effective interest method or a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for leases with a term greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing operating lease guidance. ASU 2016-02 requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type, direct financing and operating leases. ASU 2016-02 supersedes Leases (Topic 840). ASU 2016-02 was effective for the Company as of January 1, 2019. The Company applied the modified retrospective approach without restating prior comparative periods. The Company elected the practical expedient to not separate lease components and non-lease components, and leases with an initial term of 12 months or less are not recorded on the balance sheet. The adoption of the updated guidance resulted in the Company recognizing a lease liability of $6,529 as part of Other liabilities and accrued expenses on the consolidated balance sheet, de-recognizing the $297 liability for deferred rent that had been required under the previous guidance, and recognizing a corresponding right of use asset of $6,232 as part of Other assets, for its operating lease agreements at January 1, 2019. The cumulative effect adjustment to the opening balance of retained earnings was zero, and the impact to cash flows was zero.
In March 2017, the FASB issued ASU 2017-08, Receivables-Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities (“ASU 2017-08”), which shortens the amortization period for certain callable debt securities held at a premium, requiring the premium to be amortized to the earliest call date. ASU 2017-08 is to be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. ASU 2017-08 was effective for the Company as of January 1, 2019 and did not have a material impact on the Company’s consolidated financial statements.
In February 2018, the FASB issued ASU 2018-02, Income Statement-Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”), which permits companies to reclassify stranded tax effects caused by the Tax Cuts and Jobs Act of 2017 (“Tax Act”) from AOCI to retained earnings. ASU 2018-02 is effective for fiscal years and interim periods beginning after December 15, 2018. The Company adopted ASU 2018-02 effective January 1, 2019 with the election to reclassify $99 of stranded tax effects related to AFS investments from AOCI to retained earnings.
Deferred tax assets on unrealized gains and losses related to AFS securities that were revalued as of December 31, 2017 created stranded tax effects in AOCI due to the enactment of the Tax Act, due to the nature of the then existing GAAP requiring recognition of tax rate change effects on the deferred tax assets revaluation related to AFS securities as an adjustment to the provision for income taxes. Specifically, ASU 2018-02 permits a reclassification from AOCI to retained earnings for stranded tax effects resulting from the Tax Act. Additionally, the ASU requires new disclosures by all companies, whether they opt to do the reclassification or not. The standard was applied in the period of adoption, and the impact to the Company’s consolidated financial statements in the period of adoption was not material. The Company’s accounting policy for the release of stranded tax effects in AOCI is the aggregate portfolio approach. See the Consolidated Statement of Member’s Equity and Note—(15) Accumulated Other Comprehensive Income (Loss) for more information.
In January 2019, the Company adopted ASU 2017-08, Receivables-Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The new guidance was issued in March 2017 and was effective for fiscal years beginning after December 15, 2018 and interim periods within those years. Early adoption was permitted for interim or annual reporting periods beginning after December 15, 2017. The guidance was to be applied on a modified retrospective basis through a cumulative-effect adjustment directly to

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
retained earnings as of the beginning of the period of adoption. The guidance shortens the amortization period for certain callable debt securities held at a premium, requiring the premium to be amortized to the earliest call date. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
In January 2019, the Company adopted ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. Issued in August 2017, the new standard amends the guidance on hedge accounting. The amendment makes more financial and nonfinancial hedging strategies eligible for hedge accounting and amend the presentation and disclosure requirements. It is intended to more closely align hedge accounting with companies’ risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. The mandatory effective date for calendar year-end public companies was January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
Recently Issued Accounting Pronouncements, Not Yet Adopted
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which amends guidance on reporting credit losses for assets held at amortized cost basis and AFS debt securities. For assets held at amortized cost basis, ASU 2016-13 eliminates the probable initial recognition threshold in GAAP and, instead requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For AFS debt securities, credit losses should be measured in a manner similar to the preceding guidance, however ASU 2016-13 requires that credit losses be presented as an allowance rather than as a write-down. This ASU affects entities holding financial assets and net investments in leases that are not accounted for at fair value through net income. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The amendment affects loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables and any other financial assets not excluded from the scope that have the contractual right to receive cash. The adoption of this standard in 2020 resulted in an immaterial reclassification from AOCI to retained earnings in the Company’s consolidated financial statements.
In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment. (“ASU 2017-04”). ASU 2017-04 does not change the qualitative assessment; however, it removes “the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test.” Instead, all reporting units, even those with a zero or negative carrying amount will apply the same impairment test. Therefore, as the FASB notes in the ASU’s Basis for Conclusions, the goodwill of reporting units with zero or negative carrying values will not be impaired, even when conditions underlying the reporting unit indicate that goodwill is impaired. Entities will, however, be required to disclose any reporting units with zero or negative carrying amounts and the respective amounts of goodwill allocated to those reporting units. The amendments in ASU 2017-04 are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years, with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The adoption of this standard in 2020 did not have a material impact on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements on fair value measurements in Topic 820. The modifications include the removal of certain requirements, modifications to existing requirements and additional requirements. The amendments in ASU 2018-13 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The adoption of this standard in 2020 did not have a material impact on the Company’s consolidated financial statements.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”), which simplifies the application of Topic 740 while maintaining or improving the usefulness of the information provided to users of financial statements. The modifications include the removal of certain exceptions and simplification to existing requirements. The amendments in ASU 2019-12 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the effect on its consolidated financial statements.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”). The standard is intended to provide temporary optional expedients and exceptions to the GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from LIBOR and other interbank offered rates to alternative reference rates. The amendments in ASU 2020-04 were effective beginning on March 12, 2020. The Company may elect to apply the amendments prospectively through December 31, 2022 and is currently evaluating the effect on its consolidated financial statements.
(3)    Investments
The following table presents the Company’s investments, measured at fair value as of the following period:

As of December 31,
2019
Available for sale securities, at fair value	$335,192
Loans, at fair value	10,174
Common and preferred equity securities	37,777
Exchange traded funds	25,039
Other investments	42,452
Total investments	$450,634
Available for Sale Securities, at fair value
The following table presents the Company’s investments in AFS securities:

	As of December 31, 2019
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$189,596	$2,138	$(144)	$191,590
Obligations of state and political subdivisions	45,249	1,104	(15)	46,338
Corporate securities	50,514	719	(2)	51,231
Asset backed securities	45,634	89	(1,705)	44,018
Certificates of deposit	896	—	—	896
Obligations of foreign governments	1,099	20	—	1,119
Total	$332,988	$4,070	$(1,866)	$335,192

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
The amortized cost and fair values of AFS securities, by contractual maturity date, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	As of December 31, 2019
	Amortized Cost	Fair Value
Due in one year or less	$9,584	$9,602
Due after one year through five years	130,223	131,952
Due after five years through ten years	19,508	20,125
Due after ten years	128,039	129,495
Asset backed securities	45,634	44,018
Total	$332,988	$335,192
The following table presents the gross unrealized losses on AFS securities by length of time that individual AFS securities have been in a continuous unrealized loss position:

	As of December 31, 2019
	Less Than or Equal to One Year			More Than One Year			Total
	Fair value	Gross unrealized losses	# of Securities	Fair value	Gross unrealized losses	# of Securities	Fair value	Gross unrealized losses	# of Securities
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$31,416	$(132)	75	$3,888	$(12)	38	$35,304	$(144)	113
Obligations of state and political subdivisions	3,774	(15)	20	—	—	—	3,774	(15)	20
Corporate securities	2,820	(2)	12	742	—	7	3,562	(2)	19
Asset backed securities	3,878	(11)	17	19,480	(1,694)	11	23,358	(1,705)	28
Total	$41,888	$(160)	124	$24,110	$(1,706)	56	$65,998	$(1,866)	180

Management believes that it is more likely than not that the Company will be able to hold the fixed maturity AFS securities that were in an unrealized loss position as of December 31, 2019 until full recovery of their amortized cost basis. The unrealized losses were attributable to changes in interest rates and not credit-related issues. As of December 31, 2019, based on the Company’s review, none of the AFS securities were deemed to be other-than-temporarily impaired based on the Company’s analysis of the securities and its intent to hold the securities until recovery.
Pursuant to certain reinsurance agreements and statutory licensing requirements, the Company has deposited invested assets in custody accounts or insurance department safekeeping accounts. The Company cannot remove or replace investments in regulatory deposit accounts without prior approval of the contractual party or regulatory authority, as applicable. The following table presents the Company’s restricted investments included in the Company’s AFS securities:

As of December 31,
2019
Fair value of restricted investments for special deposits required by state insurance departments	$6,275
Fair value of restricted investments in trust pursuant to reinsurance agreements	33,478
Total fair value of restricted investments	$39,753

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
The following table presents additional information on the Company’s AFS securities:

For the Year Ended December 31,
2019
Purchases of AFS securities	$253,415
Proceeds from maturities, calls and prepayments of AFS securities	$36,459
Gross proceeds from sales of AFS securities	$170,495
The following table presents the gross realized gains and gross realized losses from sales and or redemptions and realized losses for OTTI, if any, for AFS investment securities:

For the Year Ended December 31,
2019
Gross realized gains	$1,558
Gross realized (losses)	(246)
Total net realized gains (losses) from investment sales and redemptions	1,312
Impairment write-downs (OTTI)	—
Net realized investment gains (losses)	$1,312
Loans, at fair value
The following table presents the Company’s investments in loans measured at fair value and the Company’s investments in loans measured at fair value pledged as collateral:

	As of December 31, 2019
	Fair value	Unpaid principal balance	Fair value exceeds / (below) UPB
Corporate loans (1)	$9,787	$12,006	$(2,219)
Non-performing loans (2)	387	409	(22)
Total loans, at fair value	$10,174	$12,415	$(2,241)
__________________
(1)The UPB of these loans approximates cost basis.
(2)The cost basis of NPLs was approximately $282 at December 31, 2019.
Common and preferred equity securities
Common and preferred equity securities consists mainly of publicly traded common and preferred stocks. As of December 31, 2019, the Company held common and preferred equity securities totaling $37,777.
The following table presents information on amortized cost and fair value of common stock by type for the year ended December 31, 2019:

	As of December 31, 2019
	Cost	Fair Value
Common Stocks:
Banks, trust and insurance companies	$42,749	$19,380
Industrials, miscellaneous, and all other	19,628	18,397
Total common stocks	$62,377	$37,777

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
The following table presents information on the net unrealized the gains (losses) for the year ended December 31, 2019, related to the Company’s common and preferred equity securities, still held as of December 31, 2019:

For the Year Ended December 31,
2019
Total net realized and unrealized gains (losses) on common and preferred stocks included in income during the period	$7,390
Less: actual realized net gains (losses) recognized on the sale of common and preferred stocks during the period	358
Net unrealized gains (losses) on common and preferred stocks still held at the period end	$7,032
Exchange traded funds (“ETFs”)
ETFs represent the carrying amount of the Company’s investments in publicly traded ETFs. The table below presents the Company’s ETF holdings in the following fund types:

As of December 31,
2019
Fixed income ETF	$25,039
Total ETFs	$25,039
The following table presents information on the net unrealized gains (losses) for the year ended December 31, 2019, related to the Company’s ETFs, still held as of December 31, 2019:

Year Ended December 31,
2019
Total net realized and unrealized gains (losses) on ETFs included in income during the period	$373
Less: actual realized net gains (losses) recognized on the sale of ETFs during the period	590
Net unrealized gains (losses) on ETFs still held at the period end	$(217)
Other Investments
The following table contains information regarding the Company’s other investments:

	As of December 31,
	2019
	Amortized Cost or Cost	Fair Value
Corporate bonds, at fair value	$20,146	$20,705
Debentures	15,498	15,423
Real estate	2,192	2,188
Other	4,194	4,136
Total other investments	$42,030	$42,452

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Net Investment Income
Net investment income represents investment income and expense from investments related to insurance operations as disclosed within net investment income on the consolidated statement of operations. The following table presents the components of net investment income by source of income:

For the Year Ended December 31,
2019
Interest:
AFS securities, at fair value	$8,404
Loans, at fair value	3,284
Common and preferred stocks, at fair value	2,258
Other investments	1,776
Subtotal	15,722
Less: investment expenses (1)	7,051
Net investment income	$8,671
__________________
(1)$5,350 of investment expenses were considered related party expenses to Tiptree for the year ending December 31, 2019.
(4)    Notes Receivables, net
The following table presents information on the Company’s notes receivable, consisting of receivables from the Company’s premium financing, the amount of the allowance for losses and balances 90 days or more past due:

As of December 31,
2019
Notes receivable, net	$42,192
Allowance for uncollectible notes receivable	$95
Notes receivable, 90 days or more past due	$93
(5)    Accounts, Premiums and Other Receivables, net
The following table presents the total accounts, premiums and other receivables, net:

As of December 31,
2019
Accounts and premiums receivable, net	$48,650
Retrospective commissions receivable	105,387
Trust receivables	63,925
Other receivables	20,645
Total notes and accounts receivable, net	$238,607

Allowance for losses on accounts, premiums and other receivables	$109

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
(6)    Reinsurance Receivables
The following table presents the effect of reinsurance on premiums written and earned by our insurance business for the following period:

As of December 31, 2019	Direct amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount - assumed to net
Life insurance in force	$5,176,056	$2,884,009	$—	$2,292,047
For the Year Ended December 31, 2019
Premiums written:
Life insurance	$75,060	$40,555	$1,692	$36,197	4.7%
Accident and health insurance	133,514	87,447	3,201	49,268	6.5%
Property and liability insurance	709,515	350,093	92,246	451,668	20.4%
Total premiums written	$918,089	$478,095	$97,139	$537,133	18.1%

Premiums earned:
Life insurance	$68,282	$35,929	$1,607	$33,960	4.7%
Accident and health insurance	123,182	82,660	3,165	43,687	7.2%
Property and liability insurance	597,852	242,180	65,789	421,461	15.6%
Total premiums earned	$789,316	$360,769	$70,561	$499,108	14.1%
The following table presents the components of policy and contract benefits, including the effect of reinsurance on losses and loss adjustment expenses incurred:

For the Year Ended December 31, 2019	Direct amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount - assumed to net
Losses and loss adjustment expenses incurred
Life insurance	$38,306	$22,607	$443	$16,142	2.7%
Accident and health insurance	18,832	15,022	362	4,172	8.7%
Property and liability insurance	225,200	147,290	52,785	130,695	40.4%
Total losses and loss adjustment expenses incurred	$282,338	$184,919	$53,590	$151,009	35.5%

	Member benefit claims(1)			$19,672
	Total policy and contract benefits			$170,681
__________________
(1)Member benefit claims are not covered by reinsurance.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
The following table presents the components of the reinsurance receivables:

As of December 31,
2019
Prepaid Reinsurance Premiums:
Life (1)	$72,675
Accident and health (1)	66,393
Property	286,411
Total	425,479

Ceded Claim Reserves:
Life	3,350
Accident and health	11,065
Property	74,384
Total ceded claim reserves recoverable	88,799
Other reinsurance settlements recoverable	25,555
Reinsurance receivables	$539,833
__________________
(1)Including policyholder account balances ceded.
The following table presents the aggregate amount included in reinsurance receivables that is comprised of the three largest receivable balances from non-affiliated reinsurers:

As of December 31,
2019
Total of the three largest receivable balances from non-affiliated reinsurers	$173,183
As of December 31, 2019, the non-affiliated reinsurers from whom our insurance business has the largest receivable balances were: MFI Insurance Company, LTD (A.M. Best Rating: Not rated), Freedom Insurance Company, LTD (A.M. Best Rating: Not rated) and London Life International Reinsurance Corporation (A.M. Best Rating: Not rated). The related receivables of these reinsurers are collateralized by assets on hand, assets held in trust accounts and letters of credit. As of December 31, 2019, the Company does not believe there is a risk of loss due to the concentration of credit risk in the reinsurance program given the collateralization.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
(7)    Goodwill and Intangible Assets, net
The following table presents identifiable finite and indefinite-lived intangible assets, accumulated amortization and goodwill:

		As of
		December 31, 2019
	Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-Lived Intangible Assets:
Customer relationships	30	$53,500	$(24,318)	$29,182
Trade names	3 to 11	6,750	(3,273)	3,477
Software licensing	5	8,500	(8,500)	—
Insurance policies and contracts acquired	10	36,500	(36,115)	385
Total finite-lived intangible assets		105,250	(72,206)	33,044

Indefinite-Lived Intangible Assets:
Insurance licensing agreements(1)		14,261	—	14,261

Total Intangible assets, net		119,511	(72,206)	47,305
Goodwill		97,439	—	97,439
Total goodwill and intangible assets, net		$216,950	$(72,206)	$144,744
__________________
(1)Represents intangible assets with an indefinite useful life. Impairment tests are performed at least annually on these assets.
Goodwill
The following table presents the activity in goodwill and includes the adjustments made to the balance of goodwill to reflect the effect of the final valuation adjustments made for acquisitions, as well as the reduction to any goodwill attributable to impairment related charges:

Balance at December 31, 2018	$89,854
Goodwill acquired (1)	7,585
Balance at December 31, 2019	$97,439

Accumulated impairments	$—
__________________
(1)Relates to an acquisition as of July 1, 2019 based on the initial valuation, and may be adjusted during the measurement period as permitted under ASC 805. See Note (2) Summary of Significant Accounting Policies.
The Company conducts annual impairment tests of its goodwill as of October 1. The Company’s impairment testing for each period did not indicate any goodwill impairment, as the Company’s goodwill had a fair value that was substantially in excess of its carrying value. For the year ended December 31, 2019, no impairment was recorded on the Company’s goodwill or intangibles.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Intangible Assets, net
The following table presents the activity in finite and indefinite-lived other intangible assets and includes the adjustments made to the balance to reflect the effect of any final valuation adjustments made for acquisitions, as well as any reduction attributable to impairment-related charges:

Balance at December 31, 2018	$51,281
Intangible assets acquired (1)	3,750
Less: amortization expense	(7,726)
Balance at December 31, 2019	$47,305
__________________
(1)Relates to an acquisition as of July 1, 2019 based on the initial valuation, and may be adjusted during the measurement period as permitted under ASC 805. See Note (2) Summary of Significant Accounting Policies.
The following table presents the amortization expense on finite-lived intangible assets for the following period:

For the Year Ended December 31,
2019
Amortization expense on intangible assets	$7,726
The following table presents the amortization expense on finite-lived intangible assets for the next five years:

As of December 31, 2019
2020	$5,150
2021	4,333
2022	3,649
2023	3,212
2024	2,664
2025 and thereafter	14,036
Total	$33,044

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
(8)    Debt, net
The following table presents the balance of the Company’s debt obligations, net of discounts and deferred financing costs.

	Stated maturity date	Stated interest rate or range of rates	Maximum borrowing capacity as of December 31,	As of December 31,
Debt Type			2019	2019
Corporate Debt:
Secured revolving credit agreement	April 2020	LIBOR + 1.20	$75,000	$25,000
Junior subordinated notes	October 2057	8.50%	125,000	125,000
Preferred trust securities	June 2037	LIBOR + 4.10%	35,000	35,000
Total corporate debt				185,000
Asset Based Debt: (1)
Asset based revolving financing	April 2021	LIBOR + 2.40%	40,000	21,576
Total asset based debt				21,576
Total debt, face value				206,576
Unamortized deferred financing costs				(7,272)
Total debt, net				$199,304
__________________
(1)Asset based debt is generally recourse only to specific assets and related cash flows and is not recourse to Fortegra.
The following table presents the amount of interest expense the Company incurred on its debt for the following period:

For the Year Ended December 31,
2019
Interest expense - corporate debt	$13,390
Interest expense - asset based debt	1,376
Interest expense on debt	$14,766
The following table presents the future maturities of the unpaid principal balance on the Company’s debt for the following period:

As of December 31,
2019
2020	$25,000
2021	21,576
2022	—
2023	—
2024	—
2025 and thereafter	160,000
Total	$206,576

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
The following narrative is a summary of certain terms of our debt agreements for the period ended December 31, 2019:
Corporate Debt
Secured Revolving Credit Agreement
Since December 21, 2017, the Company has a $30,000 revolving line of credit with Fifth Third Bank (the “Working Capital Facility”), which provides for a $30,000 accordion feature. The Working Capital Facility has a maturity date of April 28, 2020 and an interest rate of 30-day LIBOR rate plus 120 basis points. On December 30, 2019, the Working Capital Facility was amended, adding the ability to issue up to $75,000 in standby letters of credit (“SBLCs”), and applying an aggregate maximum of $75,000 for the combined values of outstanding debt and issued SBLCs. The Working Capital Facility contains terms and conditions typical for a transaction of this type. As of December 31, 2019, the Company was in compliance with the covenants required by the Working Capital Facility.
Junior Subordinated Notes
On October 16, 2017, a subsidiary issued $125,000 of 8.50% Fixed Rate Resetting Junior Subordinated Notes due October 2057 (the “Notes”). Substantially all of the net proceeds were used to repay the existing secured credit agreement, which was terminated thereafter. The Notes are unsecured obligations of the subsidiary and rank in right of payment and upon liquidation, junior to all of the subsidiary’s current and future senior indebtedness. The Notes are not obligations of or guaranteed by any subsidiaries of the subsidiary. So long as no event of default has occurred and is continuing, all or part of the interest payments on the Notes can be deferred on one or more occasions for up to five consecutive years per deferral period. This credit agreement contains customary financial covenants that require, among other items, maximum leverage and limitations on restricted payments under certain circumstances.
Preferred Trust Securities
A subsidiary has $35,000 of preferred trust securities due June 15, 2037. Interest is payable quarterly at an interest rate of LIBOR plus 4.10%. The Company may redeem the preferred trust securities, in whole or in part, at a price equal to the full outstanding principal amount of such preferred trust securities outstanding plus accrued and unpaid interest.
Asset Based Debt
Asset Backed Revolving Financing
As of December 31, 2019, a total of $9,840 was outstanding under the borrowing related to our premium finance business. In April 2019, the maturity date of this borrowing was extended to April 2021 with a new rate of LIBOR plus 2.40%. On December 30, 2019, the maximum borrowing capacity of this borrowing was reduced from $25,000 to $13,000.
On August 5, 2019, a subsidiary entered into a $15,000 revolving line of credit agreement related to our warranty service contract finance business. The borrowing has a maturity date of April 28, 2021 and a rate of LIBOR plus 2.40%. On December 30, 2019, the maximum borrowing capacity of this borrowing was increased from $15,000 to $27,000. As of December 31, 2019, a total of $11,736 was outstanding under the borrowing.
As of December 31, 2019, the Company is in compliance with the representations and covenants for outstanding borrowings or has obtained waivers for any events of non-compliance.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
(9)    Fair Value of Financial Instruments
The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs to the extent possible to measure a financial instrument’s fair value. Observable inputs reflect the assumptions market participants would use in pricing an asset or liability, and are affected by the type of product, whether the product is traded on an active exchange or in the secondary market, as well as current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Fair value is estimated by applying the hierarchy discussed in Note (2) Summary of Significant Accounting Policies, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized within Level 3 of the fair value hierarchy.
The Company’s fair value measurements are based on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable financial instruments. Sources of inputs to the market approach include third-party pricing services, independent broker quotations and pricing matrices. Management analyzes the third-party valuation methodologies and its related inputs to perform assessments to determine the appropriate level within the fair value hierarchy and to assess reliability of values. Further, management has a process in place to review all changes in fair value that occurred during each measurement period. Any discrepancies or unusual observations are followed through to resolution through the source of the pricing as well as utilizing comparisons, if applicable, to alternate pricing sources. In addition, the Company utilizes an income approach to measure the fair value of NPLs, as discussed below.
The Company utilizes observable and unobservable inputs within its valuation methodologies. Observable inputs may include: benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids, offers and reference data. In addition, specific issuer information and other market data is used. Broker quotes are obtained from sources recognized to be market participants. Unobservable inputs may include: expected cash flow streams, default rates, supply and demand considerations and market volatility.
Available for Sale Securities, at fair value
AFS securities fair values are based on prices provided by an independent pricing service and a third-party investment manager. The Company obtains an understanding of the methods, models and inputs used by the independent pricing service and the third-party investment manager by analyzing the investment manager-provided pricing report.
The following details the methods and assumptions used to estimate the fair value of each class of AFS securities and the applicable level each security falls within the fair value hierarchy:
U.S. Treasury Securities, Obligations of U.S. Government Authorities and Agencies, Obligations of State and Political Subdivisions, Corporate Securities, Asset Backed Securities and Obligations of Foreign Governments: Fair values were obtained from an independent pricing service and a third-party investment manager. The prices provided by the independent pricing service and third-party investment manager are based on quoted market prices, when available, non-binding broker quotes, or matrix pricing and fall under Level 2 or Level 3 in the fair value hierarchy.
Certificates of Deposit: The estimated fair value of certificates of deposit approximate carrying value and fall under Level 1 of the fair value hierarchy.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Common and preferred equity securities and ETFs
The fair values of publicly traded common and preferred equity securities and ETFs are obtained from market value quotations provided by an independent pricing service and fall under Level 1 in the fair value hierarchy. The fair values of non-publicly traded common and preferred stocks are based on prices obtained from an independent pricing service using unobservable inputs and fall under Level 3 in the fair value hierarchy.
Loans, at fair value
Corporate Loans: These loans are comprised of a diversified portfolio of middle market and broadly syndicated leveraged loans and are generally classified under either Level 2 or Level 3 in the fair value hierarchy. To determine fair value, the Company uses quoted prices which include those provided from pricing vendors, where available. We perform internal price verification procedures to ensure that the prices and quotes provided from the independent pricing vendors are reasonable. Such verification procedures include comparison of pricing sources and analysis of variances among pricing sources. The Company has evaluated each loan’s respective liquidity and has additionally performed valuation benchmarking. The key characteristics which were evaluated as part of this determination were liquidity ratings, price changes to index benchmarks, depth of quotes, credit ratings and industry trends.
NPLs and REO: The Company determines the purchase price for NPLs at the time of acquisition and for each subsequent valuation by using a discounted cash flow valuation model and considering alternate loan resolution probabilities, including modification, liquidation, or conversion to REO. The significant unobservable inputs used in the fair value measurement of our NPLs are discount rates, loan resolution timeline and the value of underlying properties. The fair values of NPLs which are making payments (generally based on a modification or a workout plan) are based upon secondary market transaction prices, which are expressed as a percentage of UPB. Observable inputs to the model include loan amounts, payment history and property types. Our NPLs are on nonaccrual status at the time of purchase as it is probable that principal or interest is not fully collectible. NPLs are included in loans, at fair value and fall under Level 3 in the fair value hierarchy.
NPLs that have become REOs were measured at fair value on a non-recurring basis at the time of transfer during the year ended December 31, 2019. The carrying value of REOs at December 31, 2019 is $2,188. Upon conversion to REO, the fair value is estimated using a BPO. BPOs are subject to judgments of a particular broker formed by visiting a property, assessing general home values in an area, reviewing comparable listings and reviewing comparable completed sales. These judgments may vary among brokers and may fluctuate over time based on housing market activities and the influx of additional comparable listings and sales. REO is included in other investments. Subsequent to conversion, REOs are carried at lower of cost or market.
Corporate Bonds
Corporate bonds are generally classified under Level 2 in the fair value hierarchy and fair value is provided by a third-party investment manager, based on quoted market prices. We perform internal price verification procedures to ensure that the prices provided are reasonable.
Derivative liabilities, at fair value
Derivative liabilities are comprised of covered call options, which are carried at fair value with the change in the fair value recorded in the consolidated statement of operations. The Company writes covered call options on publicly traded securities with the intention of earning option premiums. The fair values of covered call options fall under Level 2 in the fair value hierarchy.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)

The following table presents the Company’s fair value hierarchies for financial assets and liabilities, measured on a recurring basis:

	As of December 31, 2019
	Quoted prices in active markets Level 1	Other significant observable inputs Level 2	Significant unobservable inputs Level 3	Fair value
Assets:
Available for Sale Securities, at Fair Value:
U.S. Treasury securities and obligations of U.S. government authorities and agencies	$—	$191,590	$—	$191,590
Obligations of state and political subdivisions	—	46,338	—	46,338
Obligations of foreign governments	—	1,119	—	1,119
Certificates of deposit	896	—	—	896
Asset backed securities	—	42,833	1,185	44,018
Corporate securities	—	51,231	—	51,231
Total available for sale securities, at fair value	896	333,111	1,185	335,192

Loans, at Fair Value:
Corporate loans	—	—	9,787	9,787
Non-performing loans	—	—	387	387
Total loans, at fair value	—	—	10,174	10,174

Common and preferred equity securities	37,534		243	37,777
Exchange traded funds	25,039			25,039

Other Investments, at Fair Value:
Corporate bonds	—	20,705	—	20,705
Collateralized loan obligations	—	—	4,136	4,136
Total other investments, at fair value	—	20,705	4,136	24,841
Total	$63,469	$353,816	$15,738	$433,023

Liabilities:
Derivative liabilities (included in other liabilities and accrued expenses)	$—	$3,330	$—	$3,330
Total	$—	$3,330	$—	$3,330

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
The following table presents additional information about assets that are measured at fair value on a recurring basis for which the Company has utilized Level 3 inputs to determine fair value for the following period:

For the Year Ended December 31,
2019
Balance at January 1,	$141,167
Total investment gains or losses (realized/unrealized):
Included in net income	157
Included in other comprehensive (loss)	(323)
Purchases	153
Sales	(123,325)
Issuances	111
Conversions to real estate owned	(2,596)
Transfers into Level 3 (1)	394
Balance at December 31,	$15,738
Changes in unrealized gains (losses) included in earnings related to assets still held at period end	$47
__________________
(1)All transfers are deemed to occur at the end of the period. Transfers between Level 2 and 3 were a result of subjecting third-party pricing on assets to various liquidity, depth, bid-ask and benchmarking criteria as well as assessing the availability of observable inputs affecting their fair valuation.
The following table presents the carrying amounts and estimated fair values of financial assets and liabilities that are not recorded at fair value and their respective levels within the fair value hierarchy:

	As of December 31, 2019
	Level within fair value hierarchy	Fair value	Carrying value
Assets:
Debentures (1)	2	$15,423	$15,423
Notes receivable, net	2	42,192	42,192
Total assets		$57,615	$57,615

Liabilities:
Debt, net	3	$220,014	$206,576
Total liabilities		$220,014	$206,576
__________________
(1)Included in other investments.
Debentures: Since interest rates on debentures are at current market rates for similar credit risks, the carrying amount approximates fair value. These values are net of allowance for doubtful accounts.
Notes Receivable: To the extent that carrying amounts differ from fair value, fair value is determined based on contractual cash flows discounted at market rates for similar credits. Categorized under Level 2 in the fair value hierarchy. See Note (4) Notes Receivables, net.
Debt: The carrying value, which approximates fair value of LIBOR based debt, represents the total debt balance at face value excluding the unamortized discount. The fair value of the Notes is determined based on dealer quotes. Categorized under Level 3 in the fair value hierarchy.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Additionally, the following financial assets and liabilities on the consolidated balance sheet are not carried at fair value, but whose carrying amounts approximate their fair value:
Cash and Cash Equivalents: The carrying amounts of cash and cash equivalents are carried at cost which approximates fair value. Categorized under Level 1 in the fair value hierarchy.
Accounts and Premiums Receivable, net, Retrospective Commissions Receivable and Other Receivables: The carrying amounts approximate fair value since no interest rate is charged on these short duration assets. Categorized under Level 2 in the fair value hierarchy. See Note (5) Accounts, Premiums and Other Receivables, net.
Due from Brokers, Dealers, and Trustees and Due to Brokers, Dealers and Trustees: The carrying amounts are included in other assets and other liabilities and accrued expenses and approximate their fair value due to their short term nature. Categorized under Level 2 in the fair value hierarchy.
(10)    Liability for Unpaid Claims and Claim Adjustment Expenses
The following tables present undiscounted information about incurred and paid claims development as of December 31, 2019, net of reinsurance, as well as cumulative claim frequency and the total of IBNR liabilities plus expected development on reported claims included within the net incurred claims amounts. This information is presented in the aggregate for all short duration contracts, due to the commonality of claims characteristics. The tables reflect three years of information because historically over 95% of incurred losses have been paid within three years of the accident period.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Roll forward of Claim Liability
The following table presents the activity in the net liability for unpaid losses and allocated loss adjustment expenses of short duration contracts for the following period:

For the Year Ended December 31,
2019
Policy liabilities and unpaid claims balance as of January 1,	$131,611
Less: liabilities of policy-holder accounts balances, gross	(13,659)
Less: non-insurance warranty benefit claim liabilities	(94)
Gross liabilities for unpaid losses and loss adjustment expenses	117,858
Less: reinsurance recoverable on unpaid losses - short duration	(90,016)
Less: other lines, gross	(227)
Net balance as of January 1, short duration	27,615

Incurred (Short Duration) Related To:
Current year	144,925
Prior years	5,169
Total incurred	150,094

Paid (Short Duration) Related To:
Current year	122,348
Prior years	11,480
Total paid	133,828

Net balance as of December 31, short duration	43,881
Plus: reinsurance recoverable on unpaid losses - short duration	88,599
Plus: other lines, gross	230
Gross liabilities for unpaid losses and loss adjustment expenses	132,710
Plus: liabilities of policy-holder accounts balances, gross	11,589
Plus: non-insurance warranty benefit claim liabilities	85
Policy liabilities and unpaid claims balance as of December 31,	$144,384
The following schedule reconciles the total short duration contracts per the table above to the amount of total losses incurred as presented in the consolidated statement of operations, excluding the amount for member benefit claims:

Year Ended December 31,
2019
Short duration incurred	$150,094
Other lines incurred	184
Unallocated loss adjustment expense	731
Total losses incurred	$151,009

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
For the year ended December 31, 2019, the Company’s insurance business experienced an increase in prior year case development of $5,169, primarily from its non-standard auto business.
A few non-standard auto programs, one active and the remaining in runoff, experienced loss emergence in excess of levels contemplated when originally pricing the products. Fortegra management responded by non-renewing the business or filing for increased rates. Additionally, Fortegra management strengthened reserves to adequate levels in response to the greater than contemplated loss emergence for each applicable program.
Incurred and Paid Development
The following table presents information about incurred and paid loss development and average claim duration as of December 31, 2019, net of reinsurance, as well as cumulative claim frequency and the total of IBNR liabilities plus expected development on reported claims included within the net incurred claims amounts. The cumulative number of reported claims represents open claims, claims closed with payment and claims closed without payment. It does not include an estimated count of unreported claims. The number of claims is measured by claim event. The Company considers a claim that does not result in a liability as a claim closed without payment.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance				As of December 31, 2019
	For the Years Ended December 31,			Total of IBNR Liabilities Plus Expected Development of Reported Claims	Cumulative Number of Reported Claims
Accident Year	2017 (Unaudited)	2018 (Unaudited)	2019
2017	$103,306	$104,898	$105,601	$305	326
2018		129,352	133,225	$2,930	397
2019			144,925	$34,344	313
		Total	$383,751

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
Accident Year	2017 (Unaudited)	2018 (Unaudited)	2019
2017	$84,493	$102,620	$105,075
2018		105,740	112,619
2019			122,348
		Total	$340,042
All outstanding liabilities before 2017, net of reinsurance			172
Liabilities for loss and loss adjustment expenses, net of reinsurance			$43,881
Duration
The following table presents supplementary information about average historical claims duration as of December 31, 2019 for short duration contracts:

Average Annual Percentage Payout of Incurred Claims by Age, Net of Reinsurance
Years	1	2	3
Short duration	81.3%	11.2%	2.3%

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Reconciliation of Reserves to Balance Sheet
The following table presents a reconciliation of net outstanding liabilities for unpaid loss and loss adjustment expenses of short duration contracts to the consolidated balance sheet value of policy liabilities and unpaid claims:

As of December 31,
2019
Net Outstanding Liabilities:
Short duration	$43,881
Insurance lines other than short duration	30
Total liabilities for unpaid losses and loss adjustment expenses, net of reinsurance	43,911

Reinsurance Recoverable on Unpaid Losses and Loss Adjustment Expenses:
Short duration	88,599
Other insurance lines	200
Total reinsurance recoverable on unpaid losses and loss adjustment expenses	88,799
Total gross liability for unpaid losses and loss adjustment expenses	132,710
Liabilities of policy-holder accounts balances, gross	11,589
Non-insurance warranty benefit claim liabilities	85
Total policy liabilities and unpaid claims	$144,384
(11)    Revenue From Contracts with Customers
The Company’s revenues from insurance and warranty operations are primarily accounted for under Financial Services-Insurance (Topic 944) that are not within the scope of Revenue for Contracts with Customers (Topic 606). The Company’s remaining revenues that are within the scope of Topic 606 are primarily comprised of revenues from contracts with customers for monthly membership dues for motor clubs, monthly administration fees for services provided for premiums, claims and reinsurance processing revenues, vehicle service contracts and warranty coverage revenues for household goods and appliances (collectively, remaining contracts).
The following table presents the disaggregated amounts of revenue from contracts with customers by product type for the following period:

For the Year Ended December 31,
2019
Motor club revenue	$36,076
Warranty coverage revenue	27,597
Other	7,317
Revenue from contracts with customers	$70,990
Service and Administrative Fees
Service fee revenue is recognized as the services are performed. These services include fulfillment, software development and claims handling for our customers. Management reviews the financial results under each significant contract on a monthly basis. Any losses that may occur due to a specific contract would be recognized in the period in which the loss is determined probable.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Administrative fee revenue includes the administration of premium associated with our producers and their PORCs. In addition, we also earn fee revenue from debt cancellation programs, motor club programs and warranty programs. Related administrative fee revenue is recognized consistent with the earnings recognition pattern of the underlying insurance policies, debt cancellation contracts and motor club memberships being administered, using Rule of 78’s, modified Rule of 78’s, pro rata, or other methods as appropriate for the contract. Management selects the appropriate method based on available information, and periodically reviews the selections as additional information becomes available.
Information on Remaining Performance Obligations
We do not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2019.
Contract Balances
The timing of our revenue recognition may differ from the timing of payment by our customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred revenue until the performance obligations are satisfied.
The following table presents the activity in the significant deferred assets and liabilities related to revenue from contracts with customers for the year ended December 31, 2019.

	January 1, 2019			December 31, 2019
	Beginning balance	Additions	Amortizations	Ending balance
Deferred Acquisition Costs:
Motor club revenue	$12,189	$28,944	$27,433	$13,700
Warranty coverage revenue	1,274	696	943	1,027
Total	$13,463	$29,640	$28,376	$14,727

Deferred Revenue:
Motor club revenue	$16,128	$37,858	$36,076	$17,910
Warranty coverage revenue	39,835	37,130	27,597	49,368
Total	$55,963	$74,988	$63,673	$67,278
Write-offs were not material for any period presented.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
(12)    Other Assets and Other Liabilities and Accrued Expenses
Other Assets
The following table presents the components of other assets as reported in the consolidated balance sheet:

As of December 31,
2019
Right of use asset - Operating leases (1)	$4,279
Furniture, fixtures and equipment, net	2,851
Prepaid expenses	3,446
Receivable from related party	8,968
Other	3,402
Total other assets	$22,946
__________________
(1)See Note (2) Summary of Significant Accounting Policies - Recent Accounting Standards and Note (18) Commitments and Contingencies for additional information.

The following reflects depreciation on furniture, fixtures and equipment, net:

For the Year Ended December 31,
2019
Depreciation expense	$1,379
Other Liabilities and Accrued Expenses
The following table presents the components of other liabilities and accrued expenses as reported on the consolidated balance sheet:

As of December 31,
2019
Accounts payable and accrued expenses	$33,069
Operating lease liability (1)	4,555
Commissions payable	8,330
Accrued interest payable	2,311
Payable to related party	11,907
Other	26,643
Total other liabilities and accrued expenses	$86,815
__________________
(1)See Note (2) Summary of Significant Accounting Policies - Recent Accounting Standards and Note (18) Commitments and Contingencies for additional information.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
(13)    Other Expenses
The following table presents the components of other expenses as reported in the consolidated statement of operations:

For the Year Ended December 31,
2019
Professional fees	$10,638
General and administrative	14,289
Premium taxes	15,205
Rent and related	4,647
Loss on extinguishment of debt	1,241
Other	4,637
Total other expenses	$50,657
(14)    Statutory Surplus and Reporting
Statutory Reporting and Insurance Company Subsidiaries Dividend Restrictions
The Company’s U.S.-domiciled insurance company subsidiaries prepare financial statements in accordance with Statutory Accounting Principles (“SAP”) prescribed or permitted by the insurance departments of their states of domicile. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (the “NAIC”) as well as state laws, regulations and administrative rules.
Statutory capital, surplus and net income
The following table presents the combined statutory capital and surplus of the Company’s U.S. domiciled insurance company subsidiaries and the required minimum statutory capital and surplus, as required by the laws of the states in which they are domiciled for the following period:

As of December 31,
2019
Combined statutory capital and surplus of the Company’s insurance company subsidiaries	$134,179
Required minimum statutory capital and surplus	$17,950
Under the NAIC Risk-Based Capital Act of 1995, a company’s Risk-Based Capital (“RBC”) is calculated by applying certain risk factors to various asset, claim and reserve items. If a company’s adjusted surplus falls below calculated RBC thresholds, regulatory intervention or oversight is required. The Company’s U.S. domiciled insurance company subsidiaries’ RBC levels, as calculated in accordance with the NAIC’s RBC instructions, exceeded all RBC thresholds as of December 31, 2019.
The following table presents the statutory net income of the Company’s U.S. domiciled statutory insurance companies for the following period:

For the Year Ended December 31,
2019
Net income of statutory insurance companies	$8,444

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
The Company also has a foreign insurance subsidiary that is not subject to SAP. The statutory capital and surplus amounts and statutory net income presented above do not include the foreign insurance subsidiary in accordance with SAP.
Statutory Dividends
The Company’s U.S. domiciled insurance company subsidiaries may pay dividends to the Company, subject to statutory restrictions. Payments in excess of statutory restrictions (extraordinary dividends) to the Company are permitted only with prior approval of the insurance department of the applicable state of domicile. The Company eliminates all dividends from its subsidiaries in the consolidated financial statements. The following table presents the dividends paid to the Company by its U.S. domiciled insurance company subsidiaries and the combined amount available for ordinary dividends of the Company’s U.S. domiciled insurance company subsidiaries for the following period:

For the Year Ended December 31,
2019
Ordinary dividends	$9,001
Extraordinary dividends	1,188
Total dividends	$10,189

As of December 31,
2019
Amount available for ordinary dividends of the Company’s insurance company subsidiaries	$4,527
At December 31, 2019, the maximum amount of dividends that our U.S. domiciled regulated insurance company subsidiaries could pay under applicable laws and regulations without regulatory approval was approximately $4,527. The Company may seek regulatory approval to pay dividends in excess of this permitted amount, but there can be no assurance that the Company would receive regulatory approval if sought.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
(15)    Accumulated Other Comprehensive Income (Loss)
The table below present the activity in AOCI for the following period:

For the Year Ended December 31, 2019
Net unrealized gains (losses) on AFS securities
Balance as of December 31, 2018, net of tax	$(2,057)
Other Comprehensive Income (Loss) Before Reclassifications:
Income before taxes	6,313
(Provision) benefit for income taxes	(1,409)
Other comprehensive income (loss) before reclassifications, net of tax	4,904

Amounts Reclassified From AOCI:
Income before taxes	(1,312)
(Provision) benefit for income taxes	286
Amounts reclassified from AOCI, net of tax	(1,026)
Current period other comprehensive income, net of tax	3,878
Reclassification of tax amounts in other comprehensive income, adoption of ASU 2018-02	(99)
Less: other comprehensive income attributable to non-controlling interests	24
Balance as of December 31, 2019, net of tax	$1,698
The following table presents the activity in AOCI (loss), net of tax, for the following period:

	Total AOCI (loss) related to Unrealized gains (losses) on AFS securities	Amount attributable to non-controlling interests	Total AOCI (loss) to Fortegra
Balance at December 31, 2018	$(2,069)	$11	$(2,058)
Other comprehensive income (losses) before reclassifications	4,911	(24)	4,887
Amounts reclassified from AOCI	(1,032)	—	(1,032)
Period change	3,879	(24)	3,855
Adoption of accounting standard (1)	(99)	—	(99)
Balance at December 31, 2019	$1,711	$(13)	$1,698
__________________
(1)Amounts reclassified to retained earnings due to adoption of ASU 2018-02. See Note (2) Summary of Significant Accounting Policies.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
The following table presents the reclassification adjustments out of AOCI included in net income and the impacted line items on the consolidated statement of operations for the following period:

	For the Year Ended December 31,	Affected line item in consolidated statement of operations
Components of AOCI	2019
Unrealized gains (losses) on available for sale securities	$1,312	Net realized and unrealized gains (losses)
Related tax (expense) benefit	(286)	Provision for income tax
Net of tax	$1,026
(16)    Income Taxes
The table below presents the breakout of domestic and foreign income before taxes:

For the Year Ended December 31,
2019
Domestic	$34,532
Foreign	2,498
Total income before taxes	$37,030
The Company’s provision (benefit) for income taxes is reflected as a component of income and consists of the following:

Year Ended December 31,
2019
Current Provision for Income Taxes:
Federal	$4,300
State	486
Foreign	347
Total current provision for income taxes	5,133

Deferred Provision for Income Taxes:
Federal	2,773
State	524
Foreign	25
Total deferred provision for income taxes	3,322
Total provision for income taxes	$8,455

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
The table below presents a reconciliation of income taxes calculated at the federal statutory rate of 21.0% and the provision for income taxes for the following period:

	For the Year Ended December 31,
	2019
	Amount	Percent of Income Before Taxes
Provision for income taxes at federal income tax rate	$7,776	21.00%
Effect of:
Permanent differences	(47)	(0.12)
Dividend received deduction	(29)	(0.08)
Foreign taxes	235	0.63
State provision for income taxes, net of federal benefit	1,136	3.07
Equity-based compensation	(400)	(1.08)
Return-to-accrual	(278)	(0.75)
Other, net	62	0.17
Provision for income taxes	$8,455	22.84%
The table below presents the components of the Company’s net deferred tax assets and liabilities as of the respective balance sheet dates:

As of December 31,
2019
Deferred Tax Assets:
Net operating loss carryforwards	$13,910
Unrealized losses	3,064
Accrued expenses	113
Unearned premiums	14,052
Deferred revenue	6,444
Other deferred tax assets	3,223
Total deferred tax assets	40,806
Less: Valuation allowance	(2,559)
Total net deferred tax assets	38,247

Deferred Tax Liabilities:
Property	300
Unrealized gains	—
Other deferred tax liabilities	1,055
Deferred acquisition cost	35,065
Advanced commissions	25,385
Intangibles	9,561
Total deferred tax liabilities	71,366
Net deferred tax liability	$33,119

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
As of January 2016, Fortegra has established a U.S. federal consolidated income tax group with Tiptree and as such files on a consolidated basis, with certain exceptions such as a Fortegra life insurance company. Fortegra and certain subsidiaries on a separate basis file returns in various state jurisdictions, and as such may have state tax obligations. Additionally, as needed the Company will take all necessary steps to comply with any income tax withholding requirements.
As of December 31, 2019, the Company had total U.S. Federal net operating loss carryforwards (“NOLs”) of $40,300. The following table presents the U.S. Federal NOLs by tax year of expiration:

As of December 31, 2019
Tax Year of Expiration
2026	$0.2
2027	0.2
2028	—
2029	—
2030	—
2031	—
2032	—
2033	—
2034	—
2035	—
2036	39.9
2037	—
Indefinite	—
Total	$40.3
The Company had no unrecognized tax benefits for the period ended December 31, 2019. The Company has no uncertain tax positions at December 31, 2019.
The Company’s income tax returns are subject to review and examination by federal and state taxing authorities. The Company is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for tax years subsequent to 2016. The years open to examination by state taxing authorities vary by jurisdiction. There is one extension of the statute of limitations to assess income taxes currently in effect, for a New York audit of the 2014 tax year. The audits of the Company’s 2015-2017 federal tax returns were closed with no change.
Non-life regular tax federal operating loss carryforwards were $40,300 as of December 31, 2019. $39,947 of the federal operating loss carryforwards are subject to limitations under the Internal Revenue Code and the regulations therein. A majority of the federal carryforward originated as part of the $47,500 of the federal carryforward generated in the tax year 2016. The utilization of this NOL is limited to the future taxable income of the legal entity in which it generated. Management considered all positive and negative evidence under ASC 740-10 for the need of a valuation allowance. A determination was made that no valuation allowance is required.
As of December 31, 2019, the Company has state income tax NOL carryforwards of $130,861. These NOLs will expire at various dates in the next 20 years. The Company believes that it is more likely than not that the benefit from certain state NOL carryforwards will not be realized. In recognition of this risk, as of December 31, 2019, the Company has provided a valuation allowance of $2,559 on the deferred tax assets relating to these state NOL carryforwards. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets will be recognized as a reduction of the provision for income taxes.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Fortegra and various subsidiaries are a consolidated group for U.S. federal income tax purposes, with a tax sharing agreement between Fortegra as parent company and the various subsidiaries. The Company and its subsidiaries are part of the consolidated group and related tax sharing agreement, with one exception. Bankers Life of Louisiana is the Company’s only subsidiary which cannot yet participate in the Fortegra consolidated return. When insurance entities are able to join a new consolidated tax group through affiliation, domestic life insurance companies are ineligible to elect to join the new consolidated group for a required base period of time. A consolidated group may elect to treat domestic life insurance companies as includible corporations only after the base period, which requires the group to have owned an affiliated interest in the life company for five tax years under Treas. Reg. 1.1502-47. If the election has been made, a domestic life insurance company must be included in the group once it meets the five-year requirement under Internal Revenue Code Sec. 1504(c).
In general, amounts payable and receivable on the tax balances subject to the tax sharing agreement are calculated at the subsidiary level as if filing separately; all such amounts owed by the subsidiary are payable to Fortegra and all amounts owed to the subsidiary are settled at a time not before such tax benefit is realized. As of December 31, 2019, the Company recorded a net tax payable to Tiptree of $1,922. See note—(19) Related Party Transactions for more information.
(17)    Equity Based Compensation
Restricted Stock Units (“RSUs”) under Tiptree’s Subsidiary Incentive Plan
The Company has established an equity incentive program under which units, representing equity in the enterprise value of the Company (excluding contributed assets) are granted to certain employees. From time to time, the Company grants RSUs to certain employees under Tiptree’s Subsidiary Incentive Plan.
These RSUs are subject to performance-vesting criteria based on the performance of the Company (excluding performance of the contributed assets) (performance vesting RSUs) and time-vesting subject to continued employment (time vesting RSUs). Such vested RSUs may be exchanged at fair market value for common stock of Tiptree. At the option of the holder, those interests may be exchanged for Tiptree Common Stock under the Tiptree 2017 Omnibus Incentive Plan or cash.
The following table presents the Company’s RSU activity under Tiptree’s Subsidiary Incentive Plan for the period indicated:

	Number of RSUs	Grant date fair value of equity shares issuable
Unvested balance as of December 31, 2018	1,083	$8,427
Vested	(555)	(4,223)
Unvested balance as of December 31, 2019	528	$4,204

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
Equity Based Compensation Expense
The following table presents the total equity based compensation expense and the related income tax benefit recognized on the consolidated statement of operations for the RSUs issued under Tiptree’s Subsidiary Incentive Plan:

For the Year Ended December 31,
2019
Personnel costs(1)	$2,891
Income tax (benefit)	(721)
Net equity based compensation expense	$2,170
(1)Includes $381 for Tiptree equity awards.

The following table presents additional information on the total non-vested equity based compensation for the Company’s RSUs issued under Tiptree’s Subsidiary Incentive Plan as of:

As of December 31,
2019
Unrecognized compensation cost related to non-vested RSUs	$912
Weighted-average recognition period (in years)	0.7
(18)    Commitments and Contingencies
Operating Leases
All leases are office space leases and are classified as operating leases that expire through 2022. Some of our office leases include the option to extend for up to five years or less at management’s discretion. Such extension options were not included in the measurement of the lease liability. Below is a summary of our right of use asset and lease liability as of December 31, 2019:

As of December 31,
2019
Right of use asset - Operating leases	$4,279
Operating lease liability	$4,555
Weighted-average remaining lease term (years)	2.6
Weighted-average discount rate (1)	6.6%
___________________
(1)Discount rate was determined by applying available market rates to lease obligations based upon their term.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
As of December 31, 2019, the approximate aggregate minimum future lease payments required for our lease liability over the remaining lease periods are as follows:

As of December 31,
2019
2020	$2,211
2021	1,990
2022	818
2023	183
2024	128
Total minimum payments	5,330
Less: present value adjustment	(775)
Total	$4,555
The following table presents rent expense for the Company’s office leases recorded on the consolidated statement of operations for the following period:

For the Year Ended December 31,
2019
Rent expense for office leases	$2,648
Litigation
The Company is a defendant in Mullins v. Southern Financial Life Insurance Co., which was filed in February 2006, in the Pike Circuit Court, in the Commonwealth of Kentucky. A class was certified in June 2010. At issue is the duration or term of coverage under certain disability and life credit insurance policies. The action alleges violations of the Consumer Protection Act and certain insurance statutes, as well as common law fraud and seeks compensatory and punitive damages, attorney fees and interest. To date, the court has not awarded sanctions in connection with Plaintiffs’ April 2012 Motion for Sanctions. In January 2015, the trial court issued an Order denying the Company’s motion to decertify the class, which was upheld on appeal. Following a February 2017 hearing, the court denied the Company’s Motion for Summary Judgment as to certain disability insurance policies. In January 2018, the court vacated its November 2017 order granting Company’s Motion for Summary Judgment as to the life certificates at issue with leave to refile. No trial or additional hearings are currently scheduled.
The Company considers such litigation customary in the insurance industry. In management’s opinion, based on information available at this time, the ultimate resolution of such litigation, which it is vigorously defending, should not be materially adverse to the financial position of the Company. It should be noted that large punitive damage awards, bearing little relation to actual damages sustained by plaintiffs, have been awarded in certain states against other companies in the credit insurance business. At this time, the Company cannot estimate a range of loss that is reasonably possible.
The Company and its subsidiaries are parties to other legal proceedings in the ordinary course of business. Although the Company’s legal and financial liability with respect to such proceedings cannot be estimated with certainty, the Company does not believe that these proceedings, either individually or in the aggregate, are likely to have a material adverse effect on the Company’s financial position, results of operations or cash flow position.
(19)    Related Party Transactions
The Company and its subsidiaries are parties to a tax sharing agreement with Tiptree.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
The Company is party to various Investment Services Agreements with Tiptree and certain of its subsidiaries for investment management services.
The Company’s subsidiary, Telos COF, receives services from Tiptree Loan Management, LLC (f/k/a Telos Asset Management, LLC) (“TLAM”), and TCO GP LLC. Both of these entities are under common control of Tiptree.
Corvid Fund receives investment management services from Corvid Peak, and is charged an annual management fee of 1.25% of the net asset value of invested capital, 1.25% of the $75,000 commitment to the extent not invested, plus an incentive fee equal to 20% of the net profits, subject to a high water mark. Corvid Peak is not a Tiptree subsidiary; however, it is a related party because it is deemed to be under the control of Tiptree’s Executive Chairman.
The Company participates in corporate insurance covers, a self-funded employee health care program, and financial audit and tax compliance services; the Company remits its share of those costs to Tiptree. Employees of the Company support Tiptree as needed, particularly in the areas of human resources and financial reporting, and similarly the Company benefits from availability of Tiptree’s personnel for expertise and advice in matters that may arise; these activities are not considered material individually or net.
The following table presents the amounts recorded on the Company’s income statement resulting from related party transactions:

For the Year Ended December 31,
2019
Investment services expense - Tiptree Inc. and subsidiaries	$5,350
Investment management expense - Corvid Peak Capital Management, LLC	$225
The following table presents the amounts recorded on the Company’s consolidated balance sheet from related party transactions:

As of December 31,
2019
Amounts receivable from (payable to) related parties	$(932)
Federal income tax recoverable from Tiptree Inc.	$8,968
Federal income tax payable to Tiptree Inc.	$10,900
The Company invested in debt and subordinated notes of unaffiliated collateralized loan obligations (“CLOs”), managed by an affiliate of Tiptree, TLAM. The management agreements to manage these CLOs were sold by Tiptree during 2019 and are no longer managed by a related party. The fair value of these investments as of December 31, 2019 was $33,730, and are included in AFS securities, at fair value on the consolidated balance sheet.
During 2018, Life of the South Insurance Company invested $3,800 to acquire a 9.5% preference share of TELOS CLO 2018-8, LTD. (“T-8”), which is carried at a fair value of $3,742 at December 31, 2019 and is included in Other investments, net on the consolidated balance sheet. T-8 was managed by an affiliate of Tiptree, TLAM, until the management agreement was sold during 2019. As a result, T-8 is no longer managed by a related party.
The Company issued a note on October 9, 2018 for $1,000, to a wholly owned subsidiary of Tiptree with an interest rate of 6.5% per annum and a maturity date of October 9, 2019. The note was paid off during the year ended December 31, 2019.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
(20)    Subsequent Events
The Company reviewed all material events subsequent to December 31, 2019 that occurred up to the date the Company’s consolidated financial statements were issued or available to be issued with the Securities and Exchange Commission on January 27, 2021.
Acquisition of Smart AutoCare
On January 3, 2020, Fortegra Warranty Holdings LLC (f/k/a Tiptree Warranty Holdings LLC), a subsidiary of Fortegra, acquired all of the equity interests of Accelerated Service Enterprise LLC, SAC Holdings Inc., Dealer Motor Services, Inc., Independent Dealer Group, Inc., Ownershield, Inc., Freedom Insurance Company, Ltd. (“Freedom”), SAC Admin, Inc., SAC Insurance Company, Inc., Smart AutoCare, Inc. and Smart AutoCare Administration Solutions, Inc. (together, the “Target Entities”), pursuant to the Equity Interest Purchase Agreement (the “Purchase Agreement”) between Fortegra Warranty Holdings, LLC (“Buyer”) and Peter Masi (“Seller”), dated as of December 16, 2019. Concurrent with the acquisition, Freedom terminated reinsurance agreements with affiliates of Seller (the “Commutation Transaction”).
The Company paid Seller $111,804, net of working capital true-ups, in cash at closing, $8,250 of which will be held in an escrow account for 18 months to satisfy indemnity claims. Simultaneously, pursuant to the Commutation Transaction, affiliates of Seller paid Freedom $102,000 in cash. The Purchase Agreement also provides for an earn out of up to $50,000 in cash based on Smart AutoCare achieving specified performance metrics measured on the 3-year and 5-year anniversary of closing (Reserve Based Earn-Out Amount) and an additional earn out of up to $30,000 payable in cash or Tiptree common stock based on Smart AutoCare achieving other certain specified performance metrics measured on the 4-year and 5-year anniversary of closing (Profits Based Earn-Out Amount). In addition, the purchase price will be subject to a true-up following the 5-year anniversary of the closing (Underwriting Profitability True-Up) based on the adequacy of certain legacy reserves, offset by certain earnings on new business. We may hold back all or a portion of any Reserve Based Earn-Out Amounts until final determination of the legacy reserves used to calculate the Underwriting Profitability True-Up if in our reasonable opinion such amount may be needed to offset a deficiency in such legacy reserves. In addition, if the deficiency in the legacy reserves used to calculate the Underwriting Profitability True-Up is greater than the aggregate amount owing to Seller for the Reserve-Based Earn-Out Amount and Profits-Based Earn-Out Amount, Seller shall pay the Company an amount equal to the lesser of such difference and $10,000.
Management’s allocation of the purchase price to the net assets acquired resulted in the recording of finite-lived intangible assets valued at $93,700, with an estimated amortization period of 5 to 13.5 years. The residual amount of the purchase price after the allocation to net assets acquired and identifiable intangibles of $60,346, has been allocated to goodwill.
Supplemental pro forma results of operations have not been presented for the acquisition as they are not material in relation to the Company’s reported results.
Fortress Credit Facility
On February 21, 2020, Fortegra became a guarantor under a $125,000 Credit Agreement by and among Tiptree, certain of its subsidiaries and Fortress Credit Corp. (the “Fortress Credit Facility”). Loans under the Fortress Credit Facility currently bear interest at a variable rate per annum equal to LIBOR (with a minimum LIBOR rate of 1.00%), plus a margin of 6.75% per annum. The Fortress Credit Facility has a 5-year term and was entered into in connection with the Smart AutoCare acquisition.
Investment in Corvid Fund
Effective January 23, 2020, LOTS RE officially changed its name to Fortegra Indemnity Insurance Company, LTD. In 2020, Fortegra invested an additional $50,000 in its consolidated subsidiary Corvid Fund.

THE FORTEGRA GROUP, LLC AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2019
(in thousands)
COVID
During 2020, the world has been impacted by the spread of the novel coronavirus (“COVID-19”). In March 2020, the World Health Organization deemed the outbreak of COVID-19 to be a pandemic, creating significant volatility, unpredictability and economic disruption.
The markets the Company serves in the United States, UK and Europe have been impacted by weakened economic conditions, temporary business closures, shelter in place rules from governing bodies, reduced consumer spending and job losses, among other impacts of the COVID-19 pandemic. In response, the Company has taken various measures to ensure the availability of our products and services to our customers, the functioning of our critical support systems and steps to ensure the safety and security of our employees.
The effects of the COVID-19 were not significant to the Company’s operating results for the year ended December 31, 2020. It is not possible to reliably estimate the length and severity of the developments related to the COVID-19 pandemic and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.
Revolving Line of Credit
In July 2020, the Company extended the Working Capital Facility to October 28, 2020; this facility was replaced on August 4, 2020.
$200,000 Revolving Line of Credit
On August 4, 2020, FFC consummated a $200,000 revolving credit facility with Fifth Third Bank, N.A. acting as administrative agent, and a syndicate of banks. The facility allows for the entire $200,000 to be available for the issuance of letters of credit, with a sub-limit of $17,500 for swing loans. The facility carries a 3-year term, and replaces the existing $30,000 Working Capital Facility.
SBAC Secured Credit Line
On October 16, 2020, South Bay Acceptance Corporation (“South Bay”) and South Bay Funding, LLC (“SBF”) (the “Borrowers”), entered into a three-year $75,000 secured credit agreement (the “South Bay Credit Agreement”) with Fifth Third Bank, N.A. acting as administrative agent, and a syndicate of banks. The Borrowers can select from various borrowing and rate options under the South Bay Credit Agreement, as well the option to convert certain borrowings to term loans, if no default or event of default exists. The South Bay Credit Agreement extends up to $20,000 to South Bay and up to $55,000 to SBF, and is secured by substantially all of the assets of the Borrowers. The obligations under the South Bay Credit Agreement are non-recourse to Fortegra and its subsidiaries (other than South Bay and its subsidiaries).
Acquisition of Sky Services LLC
On December 31, 2020, a subsidiary of Fortegra acquired all of the equity interests in Sky Services, LLC in exchange for $25,000 cash. The acquisition supplements the earlier acquisition of Smart AutoCare, providing additional direct marketing distribution services and support to Smart AutoCare’s dealer network.
Management’s preliminary allocation of the purchase price to the net assets acquired resulted in the recording of intangible assets and goodwill of approximately $25,000, with an estimated amortization period for finite-lived intangible assets of 5 to 13.5 years.
Based on management’s review, no other events merited disclosure in the consolidated financial information and notes thereto.

SCHEDULE II
THE FORTEGRA GROUP, LLC (PARENT COMPANY ONLY)
Parent Company Only Condensed Balance Sheet

As of December 31,
(in thousands)	2019
Assets:
Investment in subsidiaries (1)	$262,748
Total assets	$262,748
Liabilities and member’s equity
Liabilities
Total liabilities	$—
Member’s Equity:
Total member’s equity	$262,748
Total liabilities and member’s equity	$262,748
___________________
(1)Eliminated in consolidation

SCHEDULE II
THE FORTEGRA GROUP, LLC (PARENT COMPANY ONLY)
Parent Company Only Condensed Statement of Income

Year Ended December 31,
(in thousands)	2019
Equity in earnings of subsidiaries, net of tax (1)	$27,160
Income before taxes	27,160
Less: provision (benefit) for income taxes	—
Net income attributable to The Fortegra Group, LLC	$27,160
___________________
(1)Eliminated in consolidation

SCHEDULE II
THE FORTEGRA GROUP, LLC (PARENT COMPANY ONLY)
Parent Company Only Condensed Statement Cash Flows

Year Ended December 31,
(all amounts in thousands)	2019
Operating Activities:
Net income attributable to The Fortegra Group, LLC	$27,160
Adjustments to reconcile net income to net cash provided by operating activities
Equity in earnings of subsidiaries (1)	(27,160)
Net cash provided by (used in) operating activities	—
Investing Activities:
Net cash provided by (used in) provided by investing activities	—
Financing Activities:
Distributions to Tiptree	(19,220)
Distributions from subsidiaries (1)	19,220
Net cash provided by (used in) financing activities	—
Net increase (decrease) in cash and cash equivalents	—
Cash and cash equivalents at the beginning of period	—
Cash and cash equivalents at end of period	$—
___________________
(1)Eliminated in consolidation

SCHEDULE II
THE FORTEGRA GROUP, LLC (PARENT COMPANY ONLY)
Parent Company Only Notes to Condensed Financial Statements
(in thousands)
Note 1. Basis of Presentation
The Fortegra Group, LLC (“Fortegra” or the “Company”) is a holding company incorporated in Delaware, without any operations of its own. The Company allocates the majority of its capital to specialty insurance business entities worldwide. These entities, wholly or majority owned by the Company’s principal operating subsidiary Fortegra Financial Corporation, provide the primary source of earnings to the Company. These financial statements have been prepared on a “parent-only” basis. Accordingly, the Company’s investments in subsidiaries are presented under the equity method of accounting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted. The accompanying financial information should be read in conjunction with the Fortegra Group, LLC’s consolidated financial statements and related Notes thereto.
Note 2. Dividends Received
The Company did not receive dividend distributions during the year ended December 31, 2019.

               Shares

The Fortegra Group, Inc.
Class A Common Stock
PROSPECTUS

BofA Securities	Barclays
, 2021

Through and including                      , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution.
The actual and estimated expenses in connection with this offering, all of which will be borne by us, are as follows:

SEC Registration Fee	$	*
FINRA Filing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees		*
NYSE Listing Fees		*
Transfer Agent Fees and Expenses		*
Miscellaneous Expenses		*
Total	$	*
__________________
*      To be completed by amendment
Item 14. Indemnification of Directors and Officers.
As permitted by Section 102(b)(7) of the DGCL, we plan to include in our certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain exceptions. In addition, our certificate of incorporation and by-laws will provide that we are required to indemnify our directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we are required to advance expenses to our directors as incurred in connection with proceedings against them for which they may be indemnified, in each case except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145(a) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.
Section 145(b) of the DGCL provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
We have entered into indemnification agreements with our directors and, prior to the completion of this offering, intend to enter into indemnification agreements with certain of our officers. These indemnification agreements will provide broader indemnity rights than those provided under the DGCL and our certificate of incorporation. These indemnification agreements are not intended to deny or otherwise limit third-party or derivative suits against us or our directors or officers, but to the extent a director or officer were entitled to indemnity or contribution under the indemnification agreement, the financial burden of a third-party suit would be borne by us, and we would not benefit from derivative recoveries against the director or officer. Such recoveries would accrue to our benefit but would be offset by our obligations to the director or officer under the indemnification agreement.
The underwriting agreement will provide that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act.
We maintain directors’ and officers’ liability insurance for the benefit of our directors and officers.
Item 15. Recent Sales of Unregistered Securities.
None.
Item 16. Exhibits and Financial Statement Schedules.
(a)Exhibits
See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.
(b)Financial Statement Schedules
Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.
Item 17. Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:
(i)for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii)for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1*	Form of Underwriting Agreement.
2.1	Equity Interest Purchase Agreement, dated as of December 16, 2019, between Tiptree Warranty Holdings, LLC and Peter Masi.
3.1*	Certificate of Incorporation of The Fortegra Group, Inc. to be in effect prior to the effectiveness of this registration statement.
3.2*	Form of Bylaws of The Fortegra Group, Inc. to be in effect prior to the effectiveness of this registration statement.
4.1*	Form of Class A common stock Certificate.
4.2	In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, certain instruments respecting long-term debt of subsidiaries of the registrant have been omitted but will be furnished to the SEC upon request.
5.1*	Opinion of Ropes & Gray LLP.
10.1	Amended and Restated Credit Agreement, dated as of August 4, 2020, among Fortegra Financial Corporation and LOTS Intermediate Co., as borrowers, the Guarantors (as defined therein) from time to time party thereto, the Lenders (as defined therein) from time to time party thereto and Fifth Third Bank, National Association, in its capacity as administrative agent for the Lenders and Issuing Lender (as defined therein).
10.2	Amended and Restated Security Agreement, dated August 4, 2020, by Fortegra Financial Corporation and LOTS Intermediate Co., as borrowers and Fifth Third Bank, National Association, as administrative agent.
10.3	Amended and Restated Pledge Agreement, dated August 4, 2020, by and among Fortegra Financial Corporation and LOTS Intermediate Co., as borrowers, the other Persons (as defined therein) who may become pledgors and Fifth Third Bank, National Association, as administrative agent.
10.4	Form of Revolving Credit Note, under the Amended and Restated Credit Agreement, filed as Exhibit 10.1 hereto.
10.5	Form of Swing Note, under the Amended and Restated Credit Agreement, filed as Exhibit 10.1 hereto.
10.6+*	Form of Executive Employment and Non-Competition Agreement
10.7+*	2021 Equity Incentive Plan
10.8+*	Form of Stock Option Agreement under the 2021 Equity Incentive Plan
10.9+*	Form of Restricted Stock Agreement under the 2021 Equity Incentive Plan
10.10+*	Form of Restricted Stock Unit Agreement under the 2021 Equity Incentive Plan
10.11*	Form of Indemnification Agreement.
10.12*	Form of Stockholders’ Agreement.
21.1	List of Subsidiaries of the Registrant
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
23.2*	Consent of Ropes & Gray LLP (included in Exhibit 5.1).
24.1*	Powers of Attorney (included in the signature pages to this registration statement)
99.1*	Consent of Director Nominee (Robert L. Borden)
99.2*	Consent of Director Nominee (Tracy Collins)
99.3*	Consent of Director Nominee (John J. Hendrickson)
99.4*	Consent of Director Nominee (William Michaelcheck)
__________________
*      To be filed by amendment.
+      Indicates management contract or compensatory plan.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Jacksonville, state of Florida, on                   , 2021.

The Fortegra Group, LLC
By:
Richard S. Kahlbaugh President, Chief Executive Officer and Director
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and as of the dates indicated.

Signature	Title	Date

	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Richard S. Kahlbaugh

	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2021
Michael F. Grasher

	Chairman of the Board	, 2021
Michael G. Barnes

	Director	, 2021
Jonathan Ilany